THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. WE ARE NOT USING THIS PROSPECTUS TO OFFER TO SELL THESE SECURITIES OR TO SOLICIT OFFERS TO BUY THESE SECURITIES IN ANY PLACE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-99273
Subject to completion, dated May 5, 2003

PRELIMINARY PROSPECTUS SUPPLEMENT
To prospectus dated October 22, 2002

[US STEEL CORPORATION LOGO]

UNITED STATES STEEL CORPORATION

$350,000,000
         % SENIOR NOTES DUE 2010

Interest on the notes is payable on            and            of each year,
beginning on            , 2003. The notes will mature on            , 2010.
Interest will accrue from            , 2003.

We may redeem up to 35% of the aggregate principal amount of the notes before
          , 2006, with net proceeds that we raise in public equity offerings at
a redemption price equal to      % of the principal amount of the notes being
redeemed plus accrued interest. Additionally, we may redeem some or all of the
notes at any time on and after           , 2007 at the redemption prices
described on page S-114 of this prospectus supplement. If we sell all or substantially all of our assets or experience specific kinds of changes in control, we must offer to repurchase the notes.

INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-13 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ATTACHED PROSPECTUS FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

------------------------------------------------------------------------------------------------------------
                                                                                  PROCEEDS, BEFORE EXPENSES,
                                 PUBLIC OFFERING PRICE(1)  UNDERWRITING DISCOUNT       TO U.S. STEEL(1)
------------------------------------------------------------------------------------------------------------
Per note                                    %                        %                        %
Total                            $                         $                      $
------------------------------------------------------------------------------------------------------------

(1) Plus interest, if any, from        , 2003 to the date of delivery.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect to deliver the notes to investors in registered book-entry form
through The Depository Trust Company on or about           , 2003.

                          Joint book-running managers
JPMORGAN                                                    GOLDMAN, SACHS & CO.
                            ------------------------
LEHMAN BROTHERS                                                   SCOTIA CAPITAL

BNY CAPITAL MARKETS, INC.   NATCITY INVESTMENTS, INC.  PNC CAPITAL MARKETS, INC.

The date of this prospectus supplement is May   , 2003

IN MAKING YOUR INVESTMENT DECISION, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS. WE AND THE UNDERWRITERS HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY OTHER INFORMATION. IF YOU RECEIVE ANY OTHER INFORMATION, YOU SHOULD NOT RELY ON IT.

WE AND THE UNDERWRITERS ARE OFFERING TO SELL THE SECURITIES ONLY IN PLACES WHERE OFFERS AND SALES ARE PERMITTED.

YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS SUPPLEMENT.

                             ---------------------

                               TABLE OF CONTENTS

                    PAGE
           PROSPECTUS SUPPLEMENT
Forward-looking statements..........     iii
Summary.............................     S-1
Risk factors........................    S-13
Use of proceeds.....................    S-24
Capitalization......................    S-25
Unaudited pro forma condensed
  combined financial statements.....    S-26
National Steel selected financial
  information.......................    S-35
U. S. Steel selected financial
  information.......................    S-36
Management's discussion and analysis
  of financial condition and results
  of operations--U. S. Steel........    S-38
Business--U. S. Steel...............    S-76
Business--National Steel............   S-101
National Steel transaction..........   S-104
Management..........................   S-107
Description of other indebtedness
  and receivables sales program.....   S-109
Description of the notes............   S-113
Certain federal income tax
  considerations....................   S-155
Certain ERISA considerations........   S-159
Underwriting........................   S-161
Legal matters.......................   S-162
Index to financial statements.......     F-1

                    PAGE
                 PROSPECTUS
Where you can find more
  information.......................      ii
Our company.........................       1
Risk factors........................       2
Summary consolidated financial
  information.......................      16
Ratio of earnings to fixed
  charges...........................      19
Use of proceeds.....................      19
Description of the debt
  securities........................      19
Description of capital stock........      30
Description of depositary shares....      37
Description of warrants.............      40
Description of convertible or
  exchangeable securities...........      41
Description of stock purchase
  contracts and stock purchase
  units.............................      41
Plan of distribution................      41
Validity of securities..............      43
Experts.............................      44

                          ALTERNATIVE SETTLEMENT DATE

It is expected that delivery of the notes will be made on or about the date specified on the cover page of this prospectus supplement, which will be the fourth business day following the date of this prospectus supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade notes on the date of this prospectus supplement or the next succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of notes who wish to trade notes on the date of this prospectus supplement or the next succeeding business day should consult their own advisors.

                           FORWARD-LOOKING STATEMENTS

This prospectus supplement and the attached prospectus and the documents incorporated herein and therein by reference include "forward-looking statements" that are identified by the use of forward-looking words or phrases, including, but not limited to, "intends," "intended," "expects," "expected," "anticipates" and "anticipated." These forward-looking statements are based on
(1) a number of assumptions made by management concerning future events and (2) information currently available to management. Readers are cautioned not to put undue reliance on those forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside our control, that could cause actual events to differ materially from those statements. All statements other than statements of historical facts included in this prospectus supplement and the attached prospectus and the documents incorporated herein and therein by reference, including those regarding our future financial position, results of operations, cash flows and costs, and those regarding our business strategy and growth opportunities, are forward-looking statements. Although we believe that our expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations, in addition to those factors disclosed under "Risk factors" beginning on page 2 of the attached prospectus and page S-13 of this prospectus supplement, and in our SEC filings described under "Where you can find more information" on page ii of the attached prospectus, include:

       --  prices and volumes of our sales of steel products;

       --  levels of imports of steel products into the United States;

       --  general economic and financial market conditions;

       -- ability to finance our future business requirements through internally generated funds and available external financing sources; and

       -- the extent to which we are successful in implementing our consolidation strategy.

These forward-looking statements represent our judgment as of the date of this prospectus supplement. All subsequent written and oral forward-looking statements are expressly qualified in their entirety by the factors referred to above. Unless otherwise required by law, we disclaim any intent or obligation to update the respective forward-looking statements.

                                    SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the attached prospectus. This summary highlights selected information from the prospectus supplement and the attached prospectus. As a result, it does not contain all of the information you should consider before investing in our senior notes. You should carefully read this prospectus supplement and the attached prospectus, including the documents incorporated by reference in it, which are described under "Where you can find more information" in the attached prospectus. Unless the context otherwise requires, references in this prospectus to "U. S. Steel," "USS," "we," "us" and "our" are to United States Steel Corporation and its subsidiaries, and references to "National" are to National Steel Corporation and its subsidiaries. References to tons are to U.S. short or "net" tons (2,000 lbs.) unless otherwise indicated. A metric ton ("mt" or "tonne") is equal to roughly 1.10 U.S. short tons (2,205 lbs).

UNITED STATES STEEL CORPORATION

We are the largest integrated steel producer based in North America with annual global steelmaking capacity of 17.8 million tons. We have a broad and diverse mix of products and customers. We make, sell and transport a wide range of value-added steel products to customers with demanding technical applications in the automotive, appliance, container, industrial machinery, construction and oil and gas industries. We have a significant market presence in each of our major product areas and we have long-term relationships with many of our major customers. We are one of the leading steel sheet suppliers to the North American automotive and appliance industries, one of the largest producers of tin mill products in North America, the largest integrated flat-rolled producer in Central Europe and the largest domestic producer of seamless oil country tubular goods. For the year ended December 31, 2002, we generated revenues and other income of $7,054 million, net income of $61 million, cash flow from operations of $279 million and EBITDA of $478 million. After giving effect to the acquisition of the assets of National (including the effects of the new labor agreement with the United Steelworkers of America (USWA) as it relates to National's employees and the associated financing incurred by U. S. Steel to complete the acquisition), and the sale of the assets of U. S. Steel's coal mining business, all of which are described below, for the year ended December 31, 2002, we had pro forma revenues of $9,411 million, pro forma net income of $43 million and pro forma EBITDA of $553 million. For a reconciliation of EBITDA to net income and operating cash flow and of pro forma EBITDA to pro forma net income, see "--Summary financial data."

We operate three integrated steel mills in North America--Gary Works in Indiana, Mon Valley Works in Pennsylvania and Fairfield Works in Alabama--which have annual steelmaking capacity of 12.8 million tons. We also operate processing and finishing facilities at six locations in those three states and in Ohio. We produce most of the iron ore and coke and a portion of the coal we use as raw materials in our domestic steel-making process, and we sell some of this production to third parties. We also own steel distribution, real estate and engineering and consulting services businesses.

In addition to our domestic facilities, we have significant operations in Central Europe through U. S. Steel Kosice, s.r.o. (USSK), which we acquired in November 2000. USSK, headquartered in Kosice in the Slovak Republic, is the largest integrated steel sheet producer in Central Europe. Currently, USSK has annual steelmaking capacity of 5.0 million tons and produces and sells sheet, plate, tin, tubular, precision tube and specialty steel products, as well as coke. USSK has enabled us to establish a low-cost manufacturing base in Europe and positioned us to serve our global customers.

PURCHASE OF NATIONAL STEEL ASSETS

On April 21, 2003, we signed an asset purchase agreement with National Steel Corporation, which filed for bankruptcy protection on March 6, 2002, to acquire substantially all of National's assets for approximately $850 million and the assumption of approximately $200 million of liabilities. The Bankruptcy Court for the Northern District of Illinois, Eastern Division, approved the agreement on April 21, 2003. We expect to complete the acquisition of National's assets in May 2003. The assets of National we will acquire in the National transaction include: facilities at National's two integrated steel plants, Great Lakes Steel, in Ecorse and River Rouge, Michigan, and Granite City Division in Granite City, Illinois; the Midwest finishing facility in Portage, Indiana; ProCoil, a steel-processing facility in Canton, Michigan; National Steel Pellet Company, which produces iron ore pellets; and various other subsidiaries and joint-venture interests, including National's interest in Double G Coatings, a hot-dip galvanizing and Galvalume(R) steel facility near Jackson, Mississippi. National's facilities have annual steelmaking capacity of 6.6 million tons. We believe the acquisition of National is consistent with our business strategy to focus on value-added products, expand our business platform and reduce costs per ton.

       - Strengthen our overall position in domestic value-added materials. With the addition of the National assets, we will be the largest steel producer in North America and the sixth largest in the world. In addition, we will have stronger positions in value-added products to serve the automotive, container and construction end markets.

       - Implement new labor agreement.  The new labor agreement reached by U.
       S. Steel and the USWA provides for a workforce restructuring through which U. S. Steel expects to achieve productivity improvements of at least 20% at both U. S. Steel and the acquired National facilities.

       - Generate significant cost savings.  Based on preliminary assessments,
       U. S. Steel expects annual acquisition synergies of at least $200 million within two years of completing the transaction. These synergies do not include the elimination of costs related to National's pension and retiree medical and life insurance plans, which have not been assumed by
       U. S. Steel, nor do they include the impact of the reduced depreciation resulting from the fact that the purchase price we paid for some of National's assets is lower than National's cost basis in these assets. Savings are expected to result from a number of actions, including increased scheduling and operating efficiencies, the elimination of redundant overhead costs, the reduction of freight costs and the effects of the new labor contract as it relates to active employees at the acquired National facilities.

The preceding discussion includes forward-looking statements. Predictions regarding these estimates are subject to substantial uncertainties such as (among other things) our ability to source the combined facilities more efficiently, the number, age and years of service of employees electing early retirement, and the ratification by the union employees of the new labor agreement.

STEEL INDUSTRY CONDITIONS

RESTRUCTURING AND CONSOLIDATION ARE UNDERWAY. The domestic steel industry is restructuring after many years of low prices and oversupply, which resulted in significant temporary and permanent capacity closures starting in late 2000 and led to the introduction of Section 201 import tariffs in March 2002. The combination of capacity closures, trade restrictions and the imposition of tariffs led to a recovery in steel prices from a 20-year low in late 2001 and early 2002.

The pace of domestic steel industry consolidation has accelerated as evidenced by a number of recent acquisitions, including the acquisition of assets from bankrupt companies. Transactions during 2002 included the purchases of assets of Trico Steel Co. LLC, Acme Metals, Inc. and LTV Corporation out of bankruptcy and the purchase of Birmingham Steel Corporation. In addition, in April 2003 a bankruptcy court approved the sale of substantially all of the assets of Bethlehem Steel Corporation to International Steel Group. One factor facilitating the restructuring of the domestic integrated steel industry has been the elimination of unfunded pension, healthcare and other legacy costs through the bankruptcy process. We believe the continuing consolidation of steelmaking assets will reduce the domestic steel industry's cost basis, creating a more globally competitive industry structure.

STEEL PRICES HAVE RECOVERED. In December of 2001, hot-rolled prices in spot markets hit a 20-year low of $210 per ton, according to published sources. In March 2002, President Bush announced his decision to impose trade restrictions in response to the prior finding of the International Trade Commission under
Section 201 of the Trade Act of 1974 that imports were a substantial cause of serious injury to the domestic steel industry. Following this, steel prices recovered. Although, as reported by published sources, average first quarter 2003 spot market prices dropped by approximately $50 per ton from average fourth quarter 2002 levels, domestic spot market hot-rolled prices for March 2003 were $280 per ton, more than $70 per ton higher than those realized in December of 2001. In May 2003 the World Trade Organization issued a final ruling against the
Section 201 remedies. Although President Bush's administration has indicated preliminarily that it will appeal the ruling if it is finalized without modification, we cannot predict whether the administration will appeal the ruling or the likelihood of success of any appeal.

COMPETITIVE STRENGTHS

LEADING GLOBAL STEEL PRODUCER. We believe that our size and global market position enable us to serve the needs of our global customers and position us to profitably grow our business. Before giving effect to the acquisition of National, we are the 11th largest global steel producer, as measured by steelmaking capacity, and the largest integrated steel producer based in North America. We are a leading provider of flat-rolled steel to customers with demanding technical applications in the automotive, appliance, container and construction industries. We supply each of the "Big 3" automotive companies and are a growing supplier to foreign automotive companies with manufacturing facilities in the United States. We are a leading supplier of carbon sheet products to the North American appliance industries and one of the largest tin mill product producers in North America. We are the largest domestic producer of seamless oil country tubular goods.

The acquisition of USSK in 2000 has enabled us to establish a low-cost manufacturing base in Central Europe and positioned us to serve our global customers. In March 2003 we entered into agreements to purchase out of bankruptcy, Sartid a.d., a steel producer located in Serbia for a purchase price of $23 million, in addition to certain other commitments. Sartid's production facilities include an integrated mill with annual raw steel design production capability of 2.4 million net tons, although Sartid is currently operating at less than half of capacity. Sartid primarily produces sheet products and its tinning facility has an annual capability of 130,000 tons. In April 2003 we submitted an offer to purchase Polskie Huty Stali, a holding company that owns four steel mills, including the two largest integrated steel mills, in Poland.

Upon completion of the National transaction, we will be the largest steel producer in North America and the sixth largest steel producer in the world, as measured by steelmaking capacity. The acquisition of National's assets would complement our existing product base and end markets, further enhancing our strong market position.

HIGH QUALITY ASSET BASE. We operate four globally competitive integrated steel manufacturing facilities. Since 1998, we have invested $1.4 billion to reduce costs and improve efficiency. Our 2000 acquisition of USSK has enabled us to establish a low-cost manufacturing base in Central Europe and positioned us to serve our global customers. With National Steel's assets, most of which are located in the midwestern United States, we will be able to reduce transportation costs, employ more facilities that produce value-added products for the automotive and container industry, and enjoy a much more significant presence in the construction industry.

DIVERSIFIED PRODUCT BASE AND STRONG CUSTOMER RELATIONSHIPS. We have a diversified asset base including facilities that produce sheet, tin, plate and tubular products, as well as coke, iron ore and coal. We focus on providing high quality products and services to our customers, which we believe leads to longstanding customer relationships. Our customers include the automotive, appliance, container, industrial machinery, construction and oil and gas industries. None of our customers represented more than 5% of our revenues in 2002. We believe that we have an excellent reputation with our customers for providing top quality products and customer service, as well as for timely delivery. We believe our existing product and market diversity combined with National's products and markets decreases the potential impact of a downturn in any product or industry.

EXPERIENCED, COMMITTED MANAGEMENT TEAM. Our business is managed by an experienced team of executive officers, led by Thomas J. Usher, our chairman and chief executive officer and John P. Surma, our president. Our management team includes many other experienced officers in each of the key functional areas, including operations, sales, marketing, accounting and finance. Together, our executives bring a substantial amount of steel industry experience to our business.

BUSINESS STRATEGY

CONTINUE TO GROW OUR HIGHER VALUE-ADDED CAPABILITIES. We are focused on providing value-added steel products to our target markets where we believe our leadership position, production and processing capabilities and technical service give us a competitive advantage. We continue to enhance our value-added businesses through the upgrading and modernization of our production facilities. We intend to expand our capabilities and market positions in our key markets. The acquisition of National's assets, which will further strengthen our position in automotive and tin mill products and enhance our value-added construction products business, is evidence of our commitment to this strategy.

EXPAND OUR GLOBAL BUSINESS PLATFORM. We plan to create a global company through the utilization of our European and domestic assets and the pursuit of further strategic opportunities that are consistent with our business strategy. Through our purchase of USSK, we initiated a major offshore expansion and followed many of our customers into the European market. Our subsidiary, U. S. Steel Balkan, has entered into agreements to acquire Sartid, a.d., an integrated steel producer in Serbia. We continue to explore additional opportunities for investment in Central and Western Europe to serve those customers who are seeking worldwide supply arrangements. We have submitted an offer to purchase Polskie Huty Stali, a holding company that owns four steel mills, including the two largest integrated steel mills, in Poland. We have also entered into a number of joint ventures with domestic and international partners to take advantage of market or manufacturing opportunities in the sheet, tin mill, tubular and plate consuming industries. Our long-range strategy is to operate a global company, integrating our European and domestic operations to best serve customers.

CONTINUE TO REDUCE COSTS. We previously announced a plan to reduce our domestic costs by $30 per ton over a three-year period beginning with 2002. Currently we are on pace to achieve this objective, which should ultimately result in annual operating savings of over $300 million, from 2001 levels, by the end of 2004. We also have a cost savings program at USSK, which has achieved cost savings of more than $30 per ton since our acquisition of USSK in November 2000. We are also targeting an additional $10 per ton in savings at USSK in 2003. In connection with our acquisition of National's assets, we have negotiated a new labor agreement with the United Steelworkers of America, which covers employees at our facilities and the acquired National facilities. We believe this new labor agreement provides us the flexibility to staff and operate the combined facilities with a more competitive cost structure. We believe the acquisition of National's assets would further reduce our costs per ton as a result of, among other things, increased scheduling and operating efficiencies, elimination of redundant overhead costs and reduction of freight costs.

RECENT DEVELOPMENTS

USWA AGREEMENT

In connection with our acquisition of the assets of National, we have reached a new labor agreement with the USWA, which will cover employees at our facilities and the acquired National facilities. The agreement is scheduled for a ratification vote by USWA membership in May. The new labor agreement expires in 2008 and provides for a workforce restructuring through which U. S. Steel expects to achieve productivity improvements of at least 20% at both U. S. Steel and the acquired National facilities. The agreement also enables U. S. Steel to introduce variable cost sharing mechanisms with respect to its employee and retiree healthcare expenses. U. S. Steel also anticipates realigning its non-represented staff in the near-term so as to achieve significant productivity gains, the effects of which are not reflected in the amounts below.

Implementation of the new labor agreement and related actions for U. S. Steel employees and retirees will result in pre-tax charges in 2003 broadly estimated to be $440 million, of which approximately $115 million for early retirement incentives is expected to have a cash impact in 2003. The balance of the charge mainly relates to the recognition of deferred actuarial losses as a result of an expected 2003 pension plan curtailment triggered by the anticipated early retirements.

U. S. Steel will record liabilities on its balance sheet related to current active National employees primarily for future retiree medical costs, subject to certain eligibility requirements. These liabilities are broadly estimated at $290 million, of which at least $35 million for early retirement incentives and lump sum payments to the Steelworkers Pension Trust is expected to have a cash impact in 2003. The Steelworkers Pension Trust is a multi-employer pension plan to which U. S. Steel will make defined contributions for all National union employees who join U. S. Steel and, in the future, for all new U. S. Steel employees represented by the USWA.

Included in the new labor agreement are three specific profit-based payments, calculated as percentages of income from operations and subject to various thresholds, which will increase the variable component of our costs. These profit-based payments include amounts: (1) paid as profit sharing to active employees; (2) used to offset a portion of future medical insurance premiums to be paid by U. S. Steel retirees; and (3) contributed to a trust administered by the USWA to assist National retirees with healthcare costs. U. S. Steel expects to record a balance sheet liability of approximately $100 million upon the closing of the National transaction which reflects U. S. Steel's estimate of the fair value of future contributions to the trust administered by the USWA.

PLAN MERGER

U. S. Steel intends to merge its two major pension plans covering benefits for most domestic U. S. Steel employees and retirees. Pension accounting rules require a remeasurement of the combined plans upon the merger. The remeasurement may require that U. S. Steel record an additional minimum liability, which would result in a non-cash net charge to equity in a range of $750 to $800 million. This estimate is based upon a number of assumptions including the value of plan assets and discount rates. Many of these factors historically have been volatile and the actual amount of the charge to equity may be materially different. It is possible that no charge may be incurred and even that the charge recorded in the fourth quarter of 2002 could be reversed. These entries will have no impact on income.

FIRST QUARTER OPERATING RESULTS

We reported revenues and other income of $1,907 million, a net loss of $38 million, net cash used in operating activities of $44 million and EBITDA of $46 million in the first quarter of 2003, compared with revenues and other income of $1,434 million, a net loss of $83 million, net cash provided from operating activities of $19 million and EBITDA of $27 million in the first quarter of 2002, and revenues and other income of $1,899 million, net income of $11 million, net cash provided from operating activities of $203 million and EBITDA of $86 million in the fourth quarter of 2002.

EBITDA represents net income before interest and other financial costs, provision for income taxes and depreciation, depletion, and amortization expense. EBITDA is not a measure of performance under generally accepted accounting principles (GAAP) and has been presented because we believe that investors use EBITDA to analyze operating performance, which includes the company's ability to incur additional indebtedness and to service existing indebtedness. EBITDA should not be considered in isolation or as a substitute for net income, net cash from operating activities or other income or cash flow statement data prepared in accordance with GAAP. In addition, comparability to other companies using similarly titled measures is not recommended due to differences in the definitions and methods of calculation used by various companies. The following table reconciles EBITDA to the most directly comparable GAAP measure of operating performance, which we believe to be net income (loss) and to the most directly comparable GAAP measure of ability to service and incur indebtedness, which we believe to be cash provided from (used in) operating activities.

-----------------------------------------------------------------------------------------------
                                                                   THREE MONTHS ENDED
                                                         --------------------------------------
                                                         MARCH 31,    MARCH 31,    DECEMBER 31,
                                                         ---------    ---------    ------------
                 (DOLLARS IN MILLIONS)                     2003         2002           2002
-----------------------------------------------------------------------------------------------
EBITDA.................................................       $ 46         $ 27            $ 86
Less
  Cumulative effect of change in accounting
     principle.........................................          5           --              --
  Depreciation, depletion and amortization.............         90           88              84
  Net interest and other financial costs...............         38           34              30
  Income tax provision (benefit).......................        (49)         (12)            (39)
                                                         --------------------------------------
Net income (loss)......................................        (38)         (83)             11
  Cumulative effect of change in accounting
     principle.........................................          5           --              --
  Depreciation, depletion and amortization.............         90           88              84
  Working capital changes..............................        (62)          96              63
  Other operating activities...........................        (39)         (82)             45
                                                         --------------------------------------
Cash provided from (used in) operating activities......       $(44)        $ 19            $203
-----------------------------------------------------------------------------------------------

Higher prices for domestic natural gas, which averaged $7.21 per million BTU in the first quarter of 2003 as compared to $4.49 per million BTU in the fourth quarter of 2002, increased costs $54 million from first quarter of 2002 and $36 million from the fourth quarter of 2002. Pension and other postretirement benefit costs, excluding settlement charges, increased by $61 million versus first quarter 2002 and $50 million versus fourth quarter 2002.

Total liquidity as of March 31, 2003, was $1.15 billion, an increase of $122 million from year-end 2002, primarily due to net proceeds of $242 million from the convertible preferred stock offering that was completed in February 2003, partially offset by first quarter cash requirements.

SALE OF COAL MINING ASSETS

As part of our strategy to monetize our non-strategic assets, we are negotiating an asset purchase agreement to sell all of the coal and related assets associated with U. S. Steel's coal mining business for approximately $57 million. We anticipate that this sale will result in a pre-tax loss of approximately $9 million. In addition, we remain secondarily liable for the withdrawal fee in the event the purchaser withdraws from the multiemployer pension plan covering employees of the mining business within five years of the closing date. The withdrawal fee is currently broadly appraised at approximately $80 million. In addition to the loss on the sale of these assets, we will recognize the present value of obligations related to a multiemployer health care benefit plan created by the Coal Industry Retiree Health Benefit Act of 1992. These obligations, which were broadly estimated to be $76 million at December 31, 2002, and would result in an extraordinary loss of approximately $50 million on an after-tax basis, will be recognized when the sale is consummated. U. S. Steel Mining recorded income from operations in 2002 of $42 million, which included $38 million resulting from a federal excise tax refund.
U. S. Steel Mining recorded operating losses in each of the four years prior to 2002.

                                  THE OFFERING

The following brief summary contains basic information about this offering. The summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement. For a more detailed description of the notes, see "Description of the notes."

ISSUER........................   United States Steel Corporation.

SECURITIES OFFERED............   $     million aggregate principal amount of
                                      % Senior Notes due 2010 (the "notes").

MATURITY......................             , 2010.

INTEREST PAYMENT DATES........          and                of each year,
                                 beginning on           , 2003.

RANKING.......................   The notes:

                                        --  are unsecured;

                                        --  will rank equally in right of
                                       payment with all of the existing and
                                       future senior unsecured indebtedness of
                                       U. S. Steel;

                                        --  will rank senior in right of payment
                                       to all of our existing and future
                                       subordinated indebtedness; and

                                        --  are effectively junior to any of our
                                       secured debt and any indebtedness of USSK or other subsidiaries of ours from time to time outstanding.

                                 As of March 31, 2003, we had $1.05 billion of senior unsecured indebtedness, no subordinated indebtedness and $383 million of secured debt and indebtedness of USSK.

OPTIONAL REDEMPTION...........   At any time prior to           , 2006, we may
                                 redeem up to 35% of the aggregate principal
                                 amount of the notes with the proceeds of public
                                 offerings of certain of our capital stock at a
                                 redemption price of      % of the principal
                                 amount plus accrued interest.

                                 On and after           , 2007, we may redeem
                                 all or a portion of the notes in cash at the redemption prices described in the section entitled "Description of the notes--Optional redemption" plus accrued and unpaid interest.

CHANGE OF CONTROL OFFER.......   Upon a change of control (as defined under
                                 "Description of the notes--Change of control offer"), we are required to make an offer to repurchase the notes. The purchase price will equal 101% of the principal amount of the notes plus accrued interest. For more details, see the section entitled "Description of the notes--Change of control offer." We cannot assure you that upon a change of control we will have sufficient funds to repurchase any of the notes.

CERTAIN COVENANTS.............   We will issue the notes under an indenture with
                                 The Bank of New York, as trustee. The indenture will, among other things, restrict our ability and the ability of all or some of our subsidiaries to:

                                           --  incur additional debt;

                                           --  make certain restricted payments,
                                          including without limitation,
                                          investments;

                                           --  issue or sell capital stock of
                                          subsidiaries;

                                           --  engage in transactions with
                                          affiliates;

                                           --  create liens on our or their
                                          assets to secure indebtedness;

                                           --  transfer or sell assets;

                                           --  restrict dividend or other
                                          payments to U. S. Steel from its
                                          subsidiaries; and

                                           --  consolidate, merge or transfer
                                          all or substantially all of U. S.
                                          Steel's assets and the assets of its
                                          subsidiaries.

                                 These covenants are subject to important exceptions and qualifications, which are described in the "Description of the notes--Certain covenants" section of this prospectus supplement.

INVESTMENT GRADE FALL-AWAY
COVENANTS.....................   Following the first day that:

                                           --  the notes have an Investment
                                          Grade Rating from both Standard &
                                          Poor's and Moody's; and

                                           --  no Default has occurred and is
                                          continuing under the Indenture,

                                 we will no longer be subject to certain of the covenants referred to above unless and until one of Standard & Poor's and Moody's either withdraws its rating or downgrades the rating of the notes below investment grade.

USE OF PROCEEDS...............   The net proceeds from this offering will be
                                 used to finance the National transaction.

RISK FACTORS..................   You should consider carefully all the
                                 information in this prospectus supplement and the accompanying prospectus and in particular the sections entitled "Risk factors" for an explanation of the risks of investing in the notes.

                             SUMMARY FINANCIAL DATA

The following table sets forth summary financial data for U. S. Steel. Prior to December 31, 2001, the businesses of U. S. Steel comprised an operating unit of USX Corporation, now named Marathon Oil Corporation (Marathon). Marathon had two outstanding classes of common stock: USX-Marathon Group common stock, which was intended to reflect the performance of Marathon's energy business, and USX-U. S. Steel Group common stock (Steel Stock), which was intended to reflect the performance of Marathon's steel business. On December 31, 2001, U. S. Steel was capitalized through the issuance of 89.2 million shares of common stock to holders of Steel Stock in exchange for all outstanding shares of Steel Stock on a one-for-one basis (the Separation). Consolidated balance sheet data as of December 31, 2002 and 2001, and statement of operations data for the year ended December 31, 2002, reflect U. S. Steel as a separate, stand-alone entity. All other balance sheet and statement of operations data presented in the table below represent a carve-out presentation of the business comprising U. S. Steel, and are not intended to be a complete presentation of the financial position or results of operations for U. S. Steel on a stand-alone basis. This information should be read in conjunction with the more detailed information and consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, and the additional reports and documents also incorporated by reference in the accompanying prospectus.

The following table also includes unaudited pro forma balance sheet information as of December 31, 2002, and statement of operations data and other operating data for the twelve months ended December 31, 2002, giving effect to the acquisition of substantially all of the assets of National, including the effects of the new labor agreement with the USWA as it relates to National's employees and the associated financing incurred by U. S. Steel to complete the acquisition, as well as the sale of the assets of U. S. Steel's coal mining business. This information is presented for illustrative purposes only and is not necessarily indicative of the future operating results or financial position of U. S. Steel. This information should be read in conjunction with the unaudited pro forma financial statements of U. S. Steel, including the notes thereto, included elsewhere in this prospectus supplement.

----------------------------------------------------------------------------------------------------------
PRO FORMA                                                                          YEAR ENDED DECEMBER 31,
(UNAUDITED)                                                -----------------------------------------------
(DOLLARS IN MILLIONS)                             2002      2002      2001      2000      1999      1998
----------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA: (1)
  Total revenues and other income(2)...........  $ 9,411   $ 7,054   $ 6,375   $ 6,132   $ 5,467   $ 6,477
  Costs and expenses...........................    9,246     6,926     6,780     6,028     5,320     5,898
                                                 ---------------------------------------------------------
  Income (loss) from operations................      165       128      (405)      104       147       579
  Net interest and other financial costs.......      156       115       141       105        82        42
                                                 ---------------------------------------------------------
  Income (loss) before income taxes............        9        13      (546)       (1)       65       537
  Income tax provision (benefit)...............      (34)      (48)     (328)       20        21       173
                                                 ---------------------------------------------------------
  Net income (loss)(3).........................       43        61      (218)      (21)       44       364
OTHER OPERATING DATA: (1)
  Net cash provided from (used in) operating
    activities (operating cash flow)...........      N/A       279       669      (627)      (80)      380
  Ratio of operating cash flow to net interest
    expense and other financial costs..........      N/A      2.43x     4.74x       --        --      9.05x
  Ratio of total debt to operating cash flow...      N/A      5.14x     2.19x       --        --      1.94x
  EBITDA(4)....................................      553       478       (61)      464       451       862
  Ratio of EBITDA to net interest and other
    financial costs(4).........................     3.54x     4.16x       --      4.42x     5.50x    20.52x
  Ratio of total debt to EBITDA(4).............     3.23x     3.00x       --      5.81x     2.58x     0.85x
  Ratio of earnings to fixed charges(5)........      N/A      1.04x       --      1.13x     2.33x     5.89x
  Capital expenditures.........................      N/A       258       287       244       287       310
  Steel shipments (in thousands of tons)
  --Domestic...................................   15,992    10,673     9,801    10,756    10,629    10,686
  --USSK.......................................    3,949     3,949     3,714       317        --        --
BALANCE SHEET DATA: (1)
  Cash and cash equivalents....................  $   300   $   243   $   147   $   219   $    22   $     9
  Working capital..............................    1,310     1,068       815     1,326       697       259
  Pension asset................................    1,654     1,654     2,745     2,672     2,404     2,172
  Total assets.................................    9,170     7,977     8,337     8,711     7,525     6,749
  Long-term employee benefit obligations.......    2,869     2,601     2,008     1,767     2,245     2,315
  Total debt(6)................................    1,788     1,434     1,466     2,694     1,164       737
  Stockholders' equity.........................    2,211     2,027     2,506     1,919     2,056     2,093
----------------------------------------------------------------------------------------------------------

(1) For a discussion of events affecting the comparability of the historical amounts presented, see Note 2, "The Separation" and Note 5, "Business Combinations" of the notes to our audited financial statements included elsewhere in this prospectus supplement. In addition, certain amounts from the statement of operations for the year 1999 have been restated to reflect the reclassification of extraordinary losses of $7 million, net of tax, recognized in 1999 in accordance with Statement of Financial Accounting Standards (SFAS) No. 145. The following restatements have been made: (a) revenues and other income was reduced by $3 million for our share of the extraordinary loss recorded by an equity investee related to the early extinguishment of their debt, (b) net interest and other financial costs increased by $8 million related to U. S. Steel's early extinguishment of its indexed debt, and (c) the provision for income taxes was reduced by $4 million for the related tax effects of items (a) and (b) above. These restatements also reduced income from operations by $3 million, income before income taxes by $11 million, and the financial statement line items for income before extraordinary items and extraordinary items have been removed from the summary. Net income was unaffected by these changes. For additional discussion of SFAS No. 145 see Note 4 to U. S. Steel's audited financial statements located elsewhere in this prospectus supplement.

(2) Consists of revenues, dividend and investee income (loss), net gains (losses) on disposal of assets, and other income.

(3) For discussion of the effects of adopting SFAS No. 143 effective January 1, 2003, see "U. S. Steel selected financial information."

(4) EBITDA represents net income before interest and other financial costs, provision for income taxes and depreciation, depletion, and amortization expense. EBITDA is not a measure of performance under GAAP and has been presented because we believe that investors use EBITDA and the associated ratios to analyze operating performance, which includes the company's ability to incur additional indebtedness and to service existing indebtedness. EBITDA should not be considered in isolation or as a substitute for net income, net cash from operating activities or other income or cash flow statement data prepared in accordance with GAAP. In addition, comparability to other companies using similarly titled measures is not recommended due to differences in the definitions and methods of calculation used by various companies. The indenture for the notes contains covenants based in part on meeting a minimum fixed charge coverage ratio that includes a differently defined measure of EBITDA. See "Description of the notes--Certain definitions--EBITDA."

   The following table reconciles EBITDA to the most directly comparable GAAP measure of operating performance, which we believe to be net income (loss) and to the most directly comparable GAAP measure of ability to service and incur indebtedness, which we believe to be cash provided from (used in) operating activities. No reconciliation of pro forma EBITDA to pro forma net cash provided from (used in) operating activities is presented since pro forma cash flow information is prohibited by SEC regulations.

---------------------------------------------------------------------------------------------------------
                                                         PRO FORMA
(DOLLARS IN MILLIONS)                                         2002   2002   2001    2000    1999    1998
---------------------------------------------------------------------------------------------------------
EBITDA......................................................  $553   $478   $ (61)  $ 464   $ 451   $ 862
Less:
 Depreciation, depletion and amortization...................   388    350     344     360     304     283
 Net interest and other financial costs.....................   156    115     141     105      82      42
 Income tax provision (benefit).............................   (34)   (48)   (328)     20      21     173
                                                              -------------------------------------------
Net income (loss)...........................................    43     61    (218)    (21)     44     364
 Depreciation, depletion and amortization...................          350     344     360     304     283
 Pensions and other postretirement benefits.................           87     (57)   (847)   (256)   (215)
 Deferred income taxes......................................          (39)     18     389     107     158
 Net gains on disposal of assets............................          (29)    (22)    (46)    (21)    (54)
 Income (loss) from equity investees, net of
   distributions............................................           (9)    (47)     18      94     (27)
 Changes in working capital.................................          (69)    577    (588)   (337)    (76)
 All other--net.............................................          (73)     74     108     (15)    (53)
                                                                     ------------------------------------
Net cash provided from (used in) operating activities.......          279     669    (627)    (80)    380
---------------------------------------------------------------------------------------------------------

(5) For purposes of calculating the ratio of earnings to fixed charges, "earnings" are defined as income before income taxes and extraordinary items adjusted for distributions from equity investees. "Fixed charges" consist of interest, whether expensed or capitalized, on all indebtedness, amortization of premiums, discounts and capitalized expenses related to indebtedness, and an interest component equal to one-third of rental expense, representing that portion of interest expense that management believes is attributable to interest. Earnings did not cover fixed charges by $586 million for the year ended December 31, 2001.

(6) Total debt consists of notes payable, current portion of long-term debt, long-term debt, trust preferred securities and preferred stock of a subsidiary. The trust preferred securities and preferred stock of a subsidiary were either redeemed or retained by Marathon in connection with the Separation.

                                  RISK FACTORS

In addition to the risk factors disclosed in the accompanying prospectus, the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, the following factors should be carefully considered prior to deciding whether to purchase the notes.

RISKS RELATED TO THE NATIONAL TRANSACTION

WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE NATIONAL'S OPERATIONS AND REALIZE THE FULL COST SAVINGS WE ANTICIPATE.

The process of integrating the operations of National could cause an interruption of, or loss of momentum in, the activities of our or National's business or the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered with the integration of National's operations could have an adverse effect on our business, results of operations and financial condition. Among the factors considered by our board of directors in approving the National transaction were the anticipated cost savings and operating synergies that could result from the National transaction, including the anticipated cost savings under the new labor agreement with the United Steelworkers of America, which is subject to ratification by the union. We cannot give any assurance that these savings will be realized within the time periods contemplated or that they will be realized at all.

WE WILL INCUR SIGNIFICANT ADDITIONAL INDEBTEDNESS AS A RESULT OF THE NATIONAL TRANSACTION.

We intend to finance a portion of the purchase price of the National transaction with the proceeds of this offering. Upon completion of the National transaction and the notes offering, our indebtedness will increase to approximately $1.8 billion. We also intend to use proceeds from the sale of 7.00% Series B Mandatory Convertible Preferred Shares, which were issued in February 2003 and sales of receivables under our receivables sales program to fund the remainder of the purchase price.

WE WILL INCUR SIGNIFICANT LIABILITIES, SOME OF WHICH WILL HAVE A CASH IMPACT IN 2003, AS A RESULT OF OUR NEW LABOR AGREEMENT.

Balance sheet liabilities related to current active National union employees, primarily for future retiree medical costs, are broadly estimated at $290 million and include at least $35 million for early retirement incentives and other payments that will have a cash impact in 2003. We will incur pre-tax charges in 2003 broadly estimated to be $440 million related to U. S. Steel union employees and retirees, of which approximately $115 million for early retirement incentives are expected to have a cash impact in 2003. We may also incur significant liabilities related to a reduction of our non union workforce.

THE NATIONAL TRANSACTION WILL RESULT IN COSTS OF INTEGRATION AND TRANSACTION EXPENSES.

We expect to incur charges to reflect costs of integration, including information technology integration, as well as transaction fees and other expenses related to the National transaction. Integration-related costs will be recognized as integration-related activities take place subsequent to the closing of the National transaction. Although we expect that the elimination of duplicative costs, as well as the realization of other benefits related to the integration of

National's business, may offset additional expenses over time, we cannot give any assurance that a net benefit will be achieved in the near term or at all. In addition, we must renegotiate contractual arrangements with a number of National's suppliers, vendors and lessors. Actual costs may substantially exceed estimates. Unanticipated expenses associated with the integration of National's operations may also arise.

THERE MAY BE UNKNOWN ENVIRONMENTAL OR OTHER RISKS INHERENT IN THE NATIONAL TRANSACTION.

Although we have conducted due diligence with respect to National, we may not be aware of all of the risks associated with the National transaction. For example, we may not be aware of all of the existing environmental conditions at the National facilities we are acquiring. Any discovery of adverse information concerning National after the closing of the transaction could have a material adverse effect on our business, financial condition and results of operations. We are not entitled to seek indemnification from National. Following completion of the National transaction, we will need to make capital expenditures, which may be significant, to maintain the assets we acquire and to comply with regulatory requirements, including environmental laws.

CUSTOMERS MAY PURCHASE LESS FROM US FOLLOWING THE NATIONAL TRANSACTION THAN THEY DID FROM NATIONAL AND US PRIOR TO THE NATIONAL TRANSACTION.

Customers who purchase steel from us and National may not buy as much steel from us after the National transaction as they previously bought from the separate companies, in order to diversify their suppliers. They may also seek to negotiate price concessions from us.

THE NATIONAL TRANSACTION MAY GO FORWARD IN CERTAIN CIRCUMSTANCES EVEN IF NATIONAL SUFFERS A MATERIAL ADVERSE CHANGE.

In general, we can refuse to complete the National transaction if there is a material adverse change affecting National before the closing. We may nevertheless elect to complete the transaction even if there is a material adverse change. In addition, we may not refuse to complete the transaction if the material adverse change results from:

       -- changes in economic or business conditions generally or in the steel industry specifically, unless National is materially disproportionately affected by such changes;

       -- changes in laws and regulations impacting the steel industry generally, other than the termination of, or the granting of additional exclusions from, the Section 201 relief; or

       -- changes resulting from the execution or announcement of the purchase agreement.

If a material adverse change occurs and we were nevertheless obligated to, or we chose to, complete the National transaction, our business, results of operations and financial condition could be adversely affected.

RISKS RELATED TO OUR BUSINESS

In addition to the risks described below, there are other risks related to our business, some of which are described in "Risk factors--Risks related to our business," in the attached prospectus.

OVERCAPACITY IN THE STEEL INDUSTRY MAY NEGATIVELY AFFECT OUR PRODUCTION LEVELS.

There is an excess of global steelmaking capacity over global consumption of steel products. Recently, a number of domestic steel facilities that had been closed have become operational again, contributing to the overcapacity. This has caused shipments and prices for our domestic operations to vary from year to year and quarter to quarter, affecting our results of operations and cash flows. From 1997 through 2002, our domestic steel shipments have varied from a high of
11.6 million net tons in 1997 to a low of 9.8 million net tons in 2001. Domestic production levels as a percentage of capacity during this period have ranged from a high of 96.5% in 1997 to a low of 78.9% in 2001. Many factors influence these results, including demand in the domestic market, international currency conversion rates and domestic and international government actions.

OUR BUSINESS IS CYCLICAL. FUTURE ECONOMIC DOWNTURNS, A STAGNANT ECONOMY OR CURRENCY FLUCTUATIONS MAY ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Demand for most of our products is cyclical in nature and sensitive to general economic conditions. Our business supports cyclical industries such as the automotive, appliance, construction and energy industries. As a result, future downturns in the U.S. or European economy or in any of these industries could adversely affect our results of operations and cash flows. Because we and other integrated steel producers generally have high fixed costs, reduced volumes result in operating inefficiencies, such as those experienced in 2001. From 1997 through 2002, our net income has varied from a high of $452 million in 1997 to a loss of $218 million in 2001 (which included $110 million of income from operations attributable to USSK) as our domestic steel shipments during that period have varied from a high of 11.6 million net tons in 1997 to a low of 9.8 million net tons in 2001 (which does not include 3.7 million net tons shipped by USSK). Future economic downturns, a stagnant economy or currency fluctuations, such as an increase in the strength of the dollar, which would lead to a decrease in the cost of imported products, may adversely affect our business, results of operations and financial condition.

HIGH ENERGY COSTS ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

Our operations consume large amounts of energy and we consume significant amounts of natural gas. Domestic natural gas prices increased from an average of $2.74 per million BTU in 1999 to an average of $4.96 per million BTU in 2001. Natural gas prices averaged $3.43 per million BTU in the first nine months of 2002, increased to $4.49 per million BTU in the fourth quarter of 2002, and to $7.21 per million BTU in the first quarter of 2003. Although gas prices have decreased from first quarter 2003 levels, average natural gas prices for 2003 are expected to be higher than average natural gas prices for 2002. An increase in natural gas prices would increase our costs and adversely impact our results of operations.

WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS AND OTHER OBLIGATIONS, WHICH COULD LIMIT OUR OPERATING FLEXIBILITY AND OTHERWISE ADVERSELY AFFECT OUR FINANCIAL CONDITION.

As of December 31, 2002, we were liable for indebtedness of approximately $1.4 billion. Upon completion of the National transaction and the notes offering, our indebtedness will increase to approximately $1.8 billion and we expect to have sold approximately $300 million of receivables under our receivables sales program. This does not include obligations of Marathon for which we are contingently liable and that are not recorded on our balance sheet. As of December 31, 2002, such obligations of Marathon were $168 million. We may incur other indebtedness in connection with the National transaction for working capital, to refinance a portion of our existing indebtedness or for other purposes. This substantial amount of indebtedness and the covenants to which we are subject under the terms of this indebtedness could limit our operating flexibility and otherwise adversely affect our financial condition. Our high degree of leverage could have important consequences to you, including the following:

           -- our ability to satisfy our obligations with respect to any other debt securities or preferred stock may be impaired in the future;

           -- it may become difficult for us to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or general corporate or other purposes in the future;

           -- a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

           -- some of our borrowings are and are expected to be at variable rates of interest (including borrowings under our inventory credit facility), which will expose us to the risk of increased interest rates;

           -- the sale prices, costs of selling receivables and amounts available under our receivables sales program fluctuate due to factors that include the amount of eligible receivables available, the costs of the commercial paper funding and our long-term debt ratings; and

           -- our substantial leverage may limit our flexibility to adjust to changing economic or market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

 OUR BUSINESS REQUIRES SUBSTANTIAL DEBT SERVICE, CAPITAL INVESTMENT, OPERATING LEASE, CAPITAL COMMITMENTS AND MAINTENANCE EXPENDITURES THAT WE MAY BE UNABLE TO FULFILL.

With approximately $1.4 billion of debt outstanding as of December 31, 2002, and $1.8 billion after giving effect to this offering, we have substantial debt service requirements. Based on this outstanding debt, almost all of which is at fixed rates, we will annually have interest and other financial cost payments of approximately $165 million after giving effect to this offering and the sale of receivables under our receivables sales program. For information about principal payments, see the table of contractual obligations on page S-58.

Our operations are capital intensive. For the five-year period ended December 31, 2002, total capital expenditures were $1.4 billion. Capital expenditures in 2003, including capital expenditures relating to the assets we acquire from National and Sartid, are expected to be approximately $350 million. Our business also requires substantial expenditures for routine maintenance. USSK has a commitment to the Slovak government for a capital improvements program over a period commencing with the acquisition date and ending on December 31, 2010, and, as of December 31, 2002, the remaining commitment under this program was $541 million. At December 31, 2002, our domestic contract commitments to acquire property, plant and equipment totaled $24 million. We are required to make a final payment of $38 million in July of 2003 in connection with our acquisition of USSK.

As of December 31, 2002, we were obligated to make aggregate lease payments of $499 million under operating leases. Some of our operating lease agreements include contingent rental charges that are not determinable to any degree of certainty. These charges are primarily based on utilization of the power generation facility at our Gary Works location and operating expenses incurred related to our headquarters' office space. Upon completion of the National transaction, we would be obligated to make additional aggregate lease payments over the next five years of approximately $164 million under operating leases relating to the acquired assets.

As of December 31, 2002 we had contingent obligations consisting of indemnity obligations under active surety bonds, trusts and letters of credit being used for financial assurance totaling approximately $144 million, guarantees of approximately $27 million of indebtedness for unconsolidated entities and commitments under take or pay arrangements of approximately $717 million. As the general partner of the Clairton 1314B Partnership, L.P., we are obligated to fund cash shortfalls incurred by that partnership but may withdraw as the general partner if we are required to fund in excess of $150 million in operating cash shortfalls. As of December 31, 2002, we were also contingently liable for $168 million of debt and other obligations of Marathon. In addition, upon completion of the sale of the assets of the coal mining business U. S. Steel will remain secondarily liable for a withdrawal fee under a multiemployer plan, which fee is broadly appraised to be approximately $80 million.

Our business may not generate sufficient operating cash flow or external financing sources may not be available in an amount sufficient to enable us to service or refinance our indebtedness or to fund other liquidity needs.

RATING AGENCIES MAY DOWNGRADE OUR CREDIT RATINGS, WHICH WOULD INCREASE OUR FINANCIAL COSTS AND MAKE IT MORE DIFFICULT FOR US TO RAISE CAPITAL.

The fees payable and the amount of receivables eligible under our receivables sales program are determined, in part, by our credit ratings. In January 2003, following our announcement that we had entered into an asset purchase agreement with National, rating agencies placed our credit ratings under review. If our credit ratings are downgraded as a result of the acquisition of National's assets, any future acquisitions that we may make or any other factor:

        -- the fees payable under our receivables sales program would increase; and

        -- the amount of receivables eligible for sale under our receivables sales program could be reduced.

In addition, a downgrade in our credit ratings could make capital raising more difficult and increase the cost of future borrowings.

MANY LAWSUITS HAVE BEEN FILED AGAINST US INVOLVING ASBESTOS-RELATED INJURIES, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL POSITION.

We are a defendant in a large number of cases in which approximately 14,000 claimants actively allege injury resulting from exposure to asbestos. Almost all of these cases involve multiple plaintiffs and multiple defendants. These claims fall into three major groups: (1) claims made under certain federal and general maritime laws by employees of the Great Lakes Fleet or Intercoastal Fleet, former operations of U. S. Steel; (2) claims made by persons who performed work at U. S. Steel facilities; and (3) claims made by industrial workers allegedly exposed to an electrical cable product formerly manufactured by U. S. Steel. These cases allege a variety of respiratory and other diseases based on alleged exposure to asbestos contained in a U. S. Steel electric cable product or to asbestos on U. S. Steel's vessels and premises;

approximately 200 plaintiffs allege they are suffering from mesothelioma. While
U. S. Steel has excess casualty insurance, these policies have multi-million dollar self insured retentions and, to date, U. S. Steel has not received any payments under these policies relating to asbestos claims. In most cases, this excess casualty insurance is the only insurance applicable to asbestos claims.

In 2000, we settled 22 claims for an aggregate total payment of approximately $80,000; in 2001, we settled approximately 11,000 claims for an aggregate total payment of approximately $190,000; and, in 2002, we settled approximately 1,100 claims for an aggregate total payment of approximately $700,000. In those three years, 3,860, 1,679 and 842, respectively, new claims were filed.

On March 28, 2003, a jury in Madison County, Illinois returned a verdict against
U. S. Steel for $50 million in compensatory damages and $200 million in punitive damages. The plaintiff, an Indiana resident, alleged he was exposed to asbestos while working as a U. S. Steel employee at our Gary Works in Gary, Indiana from 1950 to 1981 and that he suffers from mesothelioma as a result. U. S. Steel believes the plaintiff's exclusive remedy was provided by the Indiana workers' compensation law and that this issue and other errors at trial would have enabled U. S. Steel to succeed on appeal. However, in order to avoid the delay and uncertainties of further litigation and having to post an appeal bond equal to the amount of the verdict and to allow U. S. Steel to actively pursue its current acquisition activities and other strategic initiatives, U. S. Steel settled this case and the impact was included in our results for the first quarter of 2003. While we believe this verdict was aberrational, we cannot assure you that we will not experience additional large judgments against us in the future, and we cannot predict whether this jury verdict will have any impact upon the number of claims filed against us in the future or on the amount of future settlements.

OUR PARTICIPATION IN CONSOLIDATION OF THE STEEL INDUSTRY COULD ADVERSELY AFFECT OUR BUSINESS.

We have had and continue to have discussions with several parties regarding consolidation opportunities. In order to complete possible future acquisitions, we may incur additional indebtedness, utilize availability under our receivables sales program or inventory credit facility or otherwise use our liquidity. The incurrence of additional debt or the utilization of our existing liquidity could increase our interest expense and otherwise adversely affect our financial condition, operating results and cash flow.

Possible future acquisitions could result in the incurrence of additional debt and related interest expense, underfunded pension and other postretirement obligations, contingent liabilities and amortization expenses related to intangible assets, all of which could have a material adverse effect on our financial condition, credit ratings, operating results and cash flow.

Many of the available acquisition targets have incurred operating losses in recent years and may require significant capital and operating expenditures to return them to profitability. Financially distressed steel companies typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. We may also have to buy sizable amounts of raw materials, spare parts and other materials for these facilities before they can resume profitable operation. Many potential acquisition candidates are financially distressed steel companies that may not have maintained appropriate environmental programs. These problems may require significant expenditures.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO UNCERTAINTIES AND RISKS FROM ABROAD, WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

USSK, located in the Slovak Republic, constitutes 28% of our total raw steel capability and accounted for 17% of revenue and other income for 2002. USSK exports about 80% of its products, with the majority of its sales being to other European countries. USSK is affected by the worldwide overcapacity in the steel industry and the cyclical nature of demand for steel products and that demand's sensitivity to worldwide general economic conditions. In particular, USSK is subject to economic conditions and political factors in Europe, which if changed could negatively affect its results of operations and cash flow. Political and economic factors include, but are not limited to, taxation, nationalization, inflation, currency fluctuations, increased regulation, export quotas, tariffs and other protectionist measures. USSK is also subject to foreign currency exchange risks because its revenues are primarily in euros and its costs are primarily in Slovak korunas and United States dollars. The Slovak Republic has been accepted for membership in the European Union and entry is expected to occur in May 2004. Upon entry to the European Union, the Slovak Republic may be required to amend its environmental, tax and other laws. Changes in those laws could adversely impact USSK. Acquisitions of additional international operations would increase our exposure to these risks and uncertainties. Our acquisition of Sartid, located in Serbia, is targeted for completion in the third quarter of 2003. In addition, we have submitted an offer to purchase Polskie Huty Stali, a holding company that owns four steel mills, including the two largest integrated steel mills, in Poland. Either or both of these acquisitions would increase our exposure to the factors discussed above.

IMPORTS OF STEEL MAY DEPRESS DOMESTIC PRICE LEVELS AND HAVE AN ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND CASH FLOWS.

Steel imports to the United States accounted for an estimated 26% of the domestic steel market for the year 2002 and 24% for the year 2001. We believe steel imports into the United States involve widespread dumping and subsidy abuses and the remedies provided by United States law to private litigants are insufficient to correct these problems. Imports of steel involving dumping and subsidy abuses depress domestic price levels and have an adverse effect upon our revenue, income and cash flows. Over the past six years, the average transaction prices for our domestic steel products have decreased from a high of $479 per net ton in 1997 to a low of $427 per net ton in 2001.

THE REMEDIES UNDER SECTION 201 OF THE TRADE ACT, WHICH WILL BE FURTHER REDUCED IN 2004 AND ARE SET TO EXPIRE IN 2005, HAVE BEEN CHALLENGED BY THE WORLD TRADE ORGANIZATION.

The trade remedies announced by President Bush, under Section 201 of the Trade Act of 1974, on March 5, 2002 became effective for imports entering the United States on and after March 20, 2002 and are intended to provide protection against imports from certain countries for a period of three years. Slab imports are subject to a quota of 5.9 million tons until March 2004 on product shipped from countries other than Canada and Mexico, with excess imports subject to a tariff of 30%. The annual quota increases to 6.4 million tons in March 2004. Imports of finished carbon and alloy steel products (hot-rolled, cold-rolled and coated sheet, as well as plate and tin mill products) from developed countries are subject to a tariff that decreased from 30% to 24% in March 2003 and will decrease to 18% in March 2004. Imports of these finished products from developing countries are subject to an anti-surge mechanism to ensure they do not substantially increase their shipments from historic levels.

The reduction of tariffs and increase in quotas could have an adverse effect on our results, particularly if the economy suffers a downturn. Imports of finished flat-rolled products from

Canada and Mexico are not subject to the import remedies announced by the President. Since March 5, 2002 the Department of Commerce and the Office of the United States Trade Representative have announced the exclusion of 1,022 products from the trade remedies, including 295 products that were excluded in March 2003. The exclusions granted impact a number of products we produce and have weakened the protection initially provided by this relief. Various countries have challenged President Bush's action with the World Trade Organization and taken other actions responding to the Section 201 remedies. In May 2003, the World Trade Organization issued a final ruling against the Section 201 remedies. Although President Bush's administration has indicated preliminarily that it will appeal the ruling, we cannot predict whether the administration will appeal the ruling or the likelihood of success of any appeal. In addition, as provided by President Bush when he announced the Section 201 action in March 2002, the U.S. International Trade Commission announced on March 5, 2003 that it had initiated a mid-term review of the Section 201 remedies and would recommend to the President whether the remedies should remain in effect. Also, on April 4, 2003, the ITC announced that, at the request of the House Committee on Ways and Means, it was instituting a general factfinding investigation under Section 232 of the Tariff Act of 1930 to examine the impact of the Section 201 tariffs on the domestic steel-consuming industries.

TRADE RESTRICTIONS IMPOSED BY OTHER COUNTRIES AFFECT OUR EXPORTS.

The European Commission recently announced quotas and tariffs in a safeguard trade action on certain products, including non-alloy hot-rolled coils, hot-rolled strip, hot-rolled sheet and cold-rolled flat products, which are produced by USSK. Shipment quotas for these products for the first year of the measure were set at 10% above the average shipments during the period 1999-2001 and 15% thereafter. Shipments into the European Union in excess of the quotas would result in the imposition of a tariff of 15.7% for non-alloy hot-rolled coils (14.1% beginning in March 2004) and 26% for the other three products expire in March 2005. The safeguard measures and any anti-dumping measures would terminate upon Slovakia becoming a member of the European Union which is expected to occur in May 2004.

Safeguard proceedings similar to those pursued by the European Commission were subsequently commenced by Poland and Hungary. Provisional quota and tariff measures have been imposed in Poland and Hungary, which measures were replaced by similar definitive measures on March 8, 2003 (Poland) and March 28, 2003 (Hungary). On April 30, 2003, the Czech Republic's Trade Ministry published its decision dismissing the safeguard proceedings in that country, based upon its conclusion that the conditions for the imposition of such measures were not met.

OUR PENSION OBLIGATIONS AND THE INVESTMENT PERFORMANCE OF OUR PENSION PLAN EQUITY HOLDINGS MAY UNFAVORABLY IMPACT OUR RESULTS OF OPERATIONS, FUTURE PROFITABILITY AND CASH FLOW.

The investment performance of our pension plan equity holdings over the last three years will unfavorably impact net periodic pension cost during 2003 through the use of a lower asset base in calculating expected return on plan assets and may impact future profitability and liquidity, which could affect debt covenants and borrowing arrangements. At the end of the fourth quarter of 2002, the accumulated benefit obligations of the union pension plan exceeded the fair value of the plan assets by approximately $540 million. In the fourth quarter of 2002, we also recorded a pre-tax pension settlement loss of $90 million for the nonunion qualified pension plan.

Based on preliminary actuarial evaluations as of January 2003, we expected annual pension costs for 2003 to be $65 million. In 2002, we recorded a credit of $103 million for pensions (excluding settlements of $100 million). Pension costs were expected to increase from 2002 primarily because of lower plan assets, average asset return assumptions that were reduced from 8.8% to 8.2% and a discount rate that was reduced from 7.0% to 6.25%. The funded status of the projected pension benefit obligation declined from an over-funded position of $1.2 billion at year end 2001 to an under-funded position of $0.4 billion at year end 2002. Based on charges associated with the expected union workforce reductions in 2003, one-time pension charges of approximately $285 million would occur. In addition, following the workforce reduction, pension expense would increase beyond the $65 million previously expected to approximately $145 million, assuming a mid-year valuation of the workforce reductions. In addition, pension expense will increase due to defined contributions to the Steelworkers Pension Trust for union employees of National who join U. S. Steel. These estimates are forward-looking statements. Predictions regarding the return on plan assets and the resulting pension expenses are subject to substantial uncertainties such as (among other things) investment performance and interest rates.

U. S. Steel intends to merge its pension plan for current U. S. Steel union employees and retirees and its pension plan for nonunion employees and retirees. Preliminary funding valuations indicate that the merged plan will not require funding for the 2003 or 2004 plan years. Thereafter, we currently anticipate annual funding requirements broadly estimated to be approximately $90 million per year. We may also make voluntary contributions in one or more future periods in order to mitigate potentially larger required contributions in later years. The actual level of funding will depend upon various factors such as future asset performance, the level of interest rates used to measure ERISA minimum funding levels, the impacts of business acquisitions or sales, union negotiated changes and future government regulation. Any such funding requirements could have an unfavorable impact on our debt covenants, borrowing arrangements and cash flows.

OUR RETIREE EMPLOYEE HEALTH CARE AND RETIREE LIFE INSURANCE COSTS ARE HIGHER THAN THOSE OF MANY OF OUR COMPETITORS.

We maintain defined benefit retiree health care and life insurance plans covering substantially all domestic employees upon their retirement. Health care benefits are provided through comprehensive hospital, surgical and major medical benefit provisions or through health maintenance organizations, both subject to various cost-sharing features. Life insurance benefits are provided to nonunion retiree beneficiaries primarily based on employees' annual base salary at retirement. For domestic union retirees, benefits are provided for the most part based on fixed amounts negotiated in labor contracts with the appropriate unions. In 2002, we recorded a $138 million expense for retiree medical and life insurance, excluding multiemployer plans. Based on preliminary actuarial valuations for 2003, we expected annual retiree medical and life insurance expense to be $203 million, excluding multi-employer plans. The anticipated increase primarily reflected unfavorable health care claims cost experience in 2002 for union retirees, the use of a discount rate of 6.25% rather than 7.0% and higher assumed medical cost inflation. For 2003, a 10% annual rate of increase in the per capita cost of covered health care benefits has been assumed; this rate was assumed to decrease gradually to 4.75% for 2010 and remain at that level thereafter. Following the workforce reduction, we expect annual retiree medical and life insurance expense to decrease from the $203 million previously expected to approximately $190 million, excluding multiemployer plans, assuming a mid-year valuation of the workforce reductions. As a result of the above factors and payments made in 2002 from benefit plans, our underfunded benefit obligations for retiree medical and life insurance increased from $1.8 billion at year-end 2001 to $2.6 billion at year-end 2002. We estimate that our underfunded benefit obligation at year-end 2003 will also be $2.6 billion as the favorable impact of the new labor agreement is offset by the inclusion of active employees at the National facilities and payments in 2003 out of the voluntary employee benefit trust we maintain for union retirees. Despite the decline in overall liabilities, they remain significantly higher than many of our competitors. In addition, a one-time charge of approximately $40 million is expected to occur in 2003 following the implementation of the Transition Assistance Program for U. S. Steel employees, which will result in a reduction in the union workforce. These estimates are forward-looking statements. Predictions regarding retiree medical and life insurance costs are subject to substantial uncertainties such as (among other things) interest rates and medical cost inflation. Mini-mills, foreign competitors and many producers of products that compete with steel provide lesser benefits to their employees and retirees and this difference in costs could adversely impact our competitive position. Companies that emerge from bankruptcy, or companies that purchase the facilities of bankrupt entities, may also provide lesser benefits to their employees and retirees.

FUTURE FUNDING FOR RETIREE MEDICAL BENEFITS MAY REQUIRE SUBSTANTIAL PAYMENTS FROM CURRENT CASH FLOW.

We are obligated to provide medical and other benefits to retirees. Cash payments of these benefits in 2002 and 2001 totaled $212 million and $183 million, respectively. During 2002 and 2001, substantially all payments on behalf of union retirees were paid from a VEBA trust established under our collective bargaining agreements. We expect that all payments on behalf of union retirees will be paid from the VEBA trust in 2003, but beginning in early 2004, corporate funds will be used for these payments. Corporate funds used for all retiree health and life benefits in 2004 and 2005, excluding multiemployer plan payments, were previously expected to total $195 million and $222 million, respectively. Cash payments are now expected to exceed the above estimates by approximately $45 million for 2004 and $25 million for 2005 following the acquisition of National's assets; the implementation of the Transition Assistance Program for National and U. S. Steel union employees; the implementation of the new labor agreement; and the merger of the union pension plan and the non-union pension plan, which will eliminate the use of pension assets to pay a portion of retiree medical expenses. These payments will reduce our cash flow that would otherwise be available for other purposes. These estimates are forward-looking statements. Predictions regarding estimated cash payments are subject to substantial uncertainties such as (among other things) interest rates and medical cost inflation.

RISKS RELATED TO THE NOTES

WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE NOTES.

The notes are a new issue of securities. There is no active public trading market for the notes. We do not intend to apply for listing of the notes on any domestic securities exchange or NASDAQ. The underwriters have informed us that they currently intend to make a market in the notes. However, the underwriters are not obligated to do so and may discontinue any such market-making at any time. The liquidity of the trading market in the notes, and the market prices quoted for the notes, may be adversely affected by changes in the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a consequence, we cannot assure you that an active trading market will develop for your notes, that you will be able to sell your notes, or that, even if you can sell your notes, you will be able to sell them at a price equal to or above the price you paid.

POSSIBLE VOLATILITY OF TRADING PRICES FOR THE NOTES.

Historically, the market for non-investment grade debt securities has been subject to disruptions that have caused substantial volatility in the prices of such securities. The market for the notes could be subject to similar volatility. The trading price of the notes also could fluctuate in response to such factors as variations in U. S. Steel's operating results, future acquisitions that we may make, developments in the steel industry and the automotive industry, general economic conditions and changes in securities analysts' recommendations regarding our securities.

WE MAY BE UNABLE TO PURCHASE THE NOTES UPON A CHANGE OF CONTROL.

Upon the occurrence of "change of control" events specified in "Description of the notes--Change of control offer," you may require us to purchase your notes at 101% of their principal amount, plus accrued interest. In some circumstances, a change of control could result from events beyond our control. We cannot assure you that we will have the financial resources to purchase your notes, particularly if that change of control event triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. Our outstanding senior notes have a similar repurchase requirement. Our inventory credit facility provides that certain change of control events (as defined in the inventory credit facility) will constitute a default and could result in the acceleration of our indebtedness under the inventory credit facility. Any of our future debt agreements may contain similar provisions.

                                USE OF PROCEEDS

We estimate the net proceeds from our sale of the notes, after deducting underwriting discounts and estimated expenses of $8 million to be approximately $342 million. We intend to use the net proceeds of this offering to pay a portion of the cash purchase price for the National assets.

The following table sets forth the sources and uses of funds to complete the National transaction:

-------------------------------------------------------------------
(DOLLARS IN MILLIONS)
-------------------------------------------------------------------
USES OF FUNDS
Cash purchase price(1)......................................   $850
Lease payments due at closing...............................     21
Estimated transaction fees and expenses.....................     10
                                                               ----
  Total uses of funds.......................................   $881

SOURCES OF FUNDS
Net proceeds from this offering.............................   $342
Net proceeds from issuance of 7% Series B Mandatory
  Convertible Preferred Shares(2)...........................    242
Proceeds from the sale of accounts receivable under our
  receivables sales program.................................    297
                                                               ----
     Total sources of funds.................................   $881
-------------------------------------------------------------------

(1) Excludes assumed liabilities, which are primarily operating leases.

(2) On February 10, 2003, we issued 5,000,000 shares of Series B Mandatory Convertible Preferred Shares at a price of $50.00 per share.

                                 CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization at December 31, 2002, (i) on an actual basis and (ii) on a pro forma as adjusted basis to give effect to the issuance of 5,000,000 shares of 7% Series B Mandatory Convertible Preferred Shares, which were issued on February 10, 2003, and to give effect to the National transaction, including the new labor agreement with the USWA as it relates to National's employees, the sale by us of the notes as well as the sale of U. S. Steel's coal mining assets.

The financial data at December 31, 2002 in the following table are derived from our audited financial statements at and for the year ended December 31, 2002. The following data are qualified in their entirety by our financial statements and other information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

----------------------------------------------------------------------------------------
                                                                 AS OF DECEMBER 31, 2002
                                                              --------------------------
                                                                               PRO FORMA
(DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)                   ACTUAL         AS ADJUSTED
----------------------------------------------------------------------------------------
Cash and cash equivalents...................................  $  243         $       300
                                                              ==========================
Long-term debt due within one year..........................      26                  28
Long-term debt(1):
  Notes offered hereby......................................      --                 350
  Senior notes, net of $4 discount..........................     531                 531
  Industrial revenue bonds..................................     471                 471
  USSK loan facility........................................     281                 281
  Senior quarterly income debt securities...................      49                  49
  Capital leases............................................      76                  78
                                                              --------------------------
     Total debt.............................................   1,434               1,788
Stockholders' equity:
  7% Series B Mandatory Convertible Preferred Shares, no par
     value per share, no shares outstanding actual,
     5,000,000 shares outstanding as adjusted...............      --                 242
  Common stock, $1 par value per share, 200,000,000 shares
     authorized, 102,485,246 shares outstanding actual, and
     as adjusted............................................     102                 102
  Other stockholders' equity................................   1,925               1,867
                                                              --------------------------
     Total stockholders' equity.............................   2,027               2,211
                                                              --------------------------
     Total capitalization...................................  $3,461         $     3,999
----------------------------------------------------------------------------------------

(1) As of May 5, 2003, no amounts were outstanding under our inventory credit facility.

                     UNAUDITED PRO FORMA CONDENSED COMBINED

                              FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined balance sheet gives effect to the sale of U. S. Steel's coal mining assets, the acquisition of substantially all of National's assets, including certain effects of the new labor agreement with the USWA, as it relates to National's employees (as described in the notes to these unaudited pro forma condensed combined financial statements) and the associated financing incurred by U. S. Steel to complete the acquisition as if these transactions had occurred on December 31, 2002. The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2002 gives effect to the transactions as if they had occurred on January 1, 2002.

The acquisition of substantially all of National's assets will be accounted for as a purchase business combination. For a summary of the business combination, see "National transaction."

The pro forma presentation of the sale of the coal mining assets is based on agreements that we expect to be executed. The terms of these agreements may change. For further discussion of the proposed transaction, see "Management's discussion and analysis of financial condition and results of operations--U. S. Steel--Outlook--Dispositions."

The unaudited pro forma condensed combined financial statements have been developed from (a) the audited consolidated financial statements of U. S. Steel for the year ended December 31, 2002, included elsewhere in this prospectus supplement, and (b) the audited consolidated financial statements of National for the year ended December 31, 2002, included elsewhere in this prospectus supplement.

Under the purchase method of accounting, as set forth in Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), the purchase price in an acquisition is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with any excess in value recorded as goodwill. As of the date of this prospectus supplement, we have determined the fair value of the current assets to be acquired and the liabilities to be assumed but have not yet completed the valuation studies necessary to arrive at the required estimates of the fair value of National's long-lived assets or intangible assets that are to be acquired. Accordingly, we have assigned the excess of the purchase price over the fair value of the current assets acquired and the liabilities assumed to property, plant and equipment for purposes of this pro forma presentation. Based on information available to us, we believe the fair value of the property, plant and equipment exceeds the allocation of the purchase price and, therefore, no goodwill is expected to be recorded. Once the valuation studies necessary to finalize the required purchase price allocation have been completed, the pro forma financial statements will be adjusted. These adjustments will likely result in changes to the pro forma statement of financial position to reflect the final allocations of purchase price to long-lived assets and intangibles, and to the pro forma statements of operations primarily for changes in depreciation and amortization. These adjustments may be material.

The pro forma financial information herein is based on available information and certain assumptions that management believes are reasonable and which are described in the accompanying notes. In the opinion of management, all adjustments to present fairly the unaudited pro forma condensed combined financial statements have been made. The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of U. S. Steel would have been had these transactions occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial position. A number of factors may affect our results. See "Forward-looking statements" included elsewhere in this prospectus supplement. The unaudited pro forma condensed combined financial statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of
U. S. Steel and National that are included elsewhere in this prospectus supplement.

                                  U. S. STEEL
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 2002
                             (DOLLARS IN MILLIONS)

-------------------------------------------------------------------------------------------------------------------
                                              ADJUSTMENTS
                                              FOR SALE OF                                 ADJUSTMENTS
                                U. S. STEEL   COAL MINING      ADJUSTED        NATIONAL            TO      ADJUSTED
                                 HISTORICAL     ASSETS(1)   U. S. STEEL   HISTORICAL(2)   NATIONAL(3)   NATIONAL(4)
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents...          243            57 (a)       300               1            (1)           --
  Accounts receivable.........          934             3 (b)       937             223            --           223
  Inventory...................        1,030           (16)(c)     1,014             406            --           406
  Other current assets........          233            --           233              46           (39)            7
                                -----------------------------------------------------------------------------------
    Total current assets......        2,440            44         2,484             676           (40)          636
Property, plant and equipment
  (net).......................        2,978           (14)(c)     2,964           1,257            (3)        1,254
Pension asset.................        1,654            --         1,654              --            --            --
Intangible pension asset......          414            --           414             109          (109)           --
Other noncurrent assets.......          491           (11)(c)       515             167          (154)           13
                                                       35 (d)
                                -----------------------------------------------------------------------------------
Total assets..................        7,977            54         8,031           2,209          (306)        1,903
                                ===================================================================================
LIABILITIES
Current liabilities
  Accounts payable............          767             7 (b)       774             132            (5)          127
  Current portion of long-term
    debt......................           26                          26              --            --            --
  Other current liabilities...          579             7 (d)       596             172          (172)           --
                                                       10 (e)
                                ===================================================================================
    Total current
      liabilities.............        1,372            24         1,396             304          (177)          127
Long-term debt................        1,408                       1,408             129          (129)           --
Employee benefits.............        2,601            76 (f)     2,677              21           (21)           --
Liabilities subject to
  compromise..................           --            --            --           2,646        (2,642)            4
Other long-term liabilities...          569           (14)(c)       581              14           (14)           --
                                                       26 (e)
                                -----------------------------------------------------------------------------------
Total liabilities.............        5,950           112         6,062           3,114        (2,983)          131
STOCKHOLDERS' EQUITY
Common stock..................          102            --           102              --            --            --
Preferred stock...............           --            --            --              --            --            --
Additional paid-in-capital....        2,689            --         2,689             492          (492)           --
Retained earnings.............           42           (58)(g)       (16)           (557)          557            --
Accumulated other
  comprehensive loss..........         (803)           --          (803)           (824)          824            --
Other.........................           (3)           --            (3)            (16)           16            --
                                                                                                1,772         1,772
                                -----------------------------------------------------------------------------------
Total equity..................        2,027           (58)        1,969            (905)        2,677         1,772
                                -----------------------------------------------------------------------------------
Total liabilities and
  equity......................        7,977            54         8,031           2,209          (306)        1,903
-------------------------------------------------------------------------------------------------------------------

------------------------------  ------------------------------

                                     PRO FORMA     U. S. STEEL
                                ADJUSTMENTS(5)       PRO FORMA
------------------------------  ------------------------------
ASSETS
Current Assets
  Cash and cash equivalents...            (881)(h)         300
                                           881 (i)
  Accounts receivable.........            (297)(i)         857
                                            (6)(j)
  Inventory...................             159 (k)       1,516
                                           (63)(l)
  Other current assets........               1 (i)         264
                                            23 (m)
                                ------------------------------
    Total current assets......            (183)          2,937
Property, plant and equipment
  (net).......................            (646)(k)       3,635
                                            63 (l)
Pension asset.................              --           1,654
Intangible pension asset......              --             414
Other noncurrent assets.......               7 (i)         530
                                            (5)(k)
                                ------------------------------
Total assets..................            (764)          9,170
                                ==============================
LIABILITIES
Current liabilities
  Accounts payable............              (6)(j)         895
  Current portion of long-term
    debt......................               2 (n)          28
  Other current liabilities...              98 (o)         704
                                            10 (p)
                                ==============================
    Total current
      liabilities.............             104           1,627
Long-term debt................             350 (i)       1,760
                                             2 (n)
Employee benefits.............             192 (o)       2,869
Liabilities subject to
  compromise..................              (4)(n)          --
Other long-term liabilities...              23 (m)         703
                                            90 (p)
                                             9 (q)
                                ------------------------------
Total liabilities.............             766           6,959
STOCKHOLDERS' EQUITY
Common stock..................              --             102
Preferred stock...............             242 (i)         242
Additional paid-in-capital....              --           2,689
Retained earnings.............              --             (16)
Accumulated other
  comprehensive loss..........              --            (803)
Other.........................              --              (3)
                                        (1,772)(k)
                                ------------------------------
Total equity..................          (1,530)          2,211
                                ------------------------------
Total liabilities and
  equity......................            (764)          9,170
------------------------------

See Notes to unaudited pro forma condensed combined balance sheet.

                                  U. S. STEEL
         NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                             (DOLLARS IN MILLIONS)

(1) Column reflects adjustments for the sale of U. S. Steel's coal mining assets based on the asset purchase agreement and other agreements that we expect to be executed. This sale does not meet the criteria for presentation as a discontinued operation.

    (a) Reflects initial cash proceeds of $50 and an additional estimated purchase price adjustment related to the sale of inventory of $7.

    (b) Reflects the establishment of an intercompany receivable and payable to
        U. S. Steel from the coal mining business previously eliminated in consolidation.

    (c) Reflects the removal of the coal mining assets sold and the removal of accrued reclamation costs assumed by the buyer.

    (d) Reflects the deferred tax effect of the sale of the coal mining assets.

    (e) Reflects incremental liabilities related to the fair value of various indemnifications provided by U. S. Steel, for lease expense prepaid by the buyer, and for certain fee and inventory purchase commitments through December 31, 2006 by U. S. Steel as part of the sale transaction.

    (f) Reflects the recognition of the present value of a previously unrecognized obligation for payments to a multiemployer health care benefit plan created by the Coal Industry Retiree Health Benefit Act of 1992 based on assigned beneficiaries receiving benefits. This obligation was previously recognized on a 'pay-as-you-go' basis, but must be recorded on the balance sheet upon consummation of the sale of mining operations. No adjustments are reflected for any potential incremental employee obligations that would be required to be recorded should the buyer have a plan to reduce the workforce. Should we become aware of a planned reduction upon consummation of the sale, material incremental increases to employee benefits could be required.

    (g) Reflects the loss on the sale of the coal mining assets and the effects of the incremental liabilities recorded in connection with the sale.

(2) Column reflects a condensed historical balance sheet of National as of December 31, 2002, and was prepared from the debtor-in-possession balance sheet of National contained in National's audited financial statements for the year ended December 31, 2002 included elsewhere in this prospectus supplement. Certain reclassifications have been made to the debtor-in-possession balance sheet to conform to the presentation used by
    U. S. Steel.

(3) Column reflects the elimination of assets not purchased and liabilities not assumed from National. The net difference between the assets not purchased and liabilities not assumed is reflected in stockholders' equity. U. S. Steel is purchasing accounts receivable; inventories; specifically identified pre-paid and other current assets that will have value to U. S. Steel; property, plant and equipment, except for certain assets not related to their steel business; and National's equity investments in Double G Coatings, L.P. and Steel Health Resources LLC. U. S. Steel is not purchasing any other assets of National. U. S. Steel is assuming trade accounts payable related to the assets to be acquired from National and $4 of capital leases.
    U. S. Steel is not assuming any other liabilities of National including any employee or retiree related liabilities under National's existing benefit plans or labor agreements.

(4) Column reflects the historical book values of the assets purchased and liabilities assumed from National, with the net difference between the assets purchased and liabilities assumed reflected as stockholders' equity.

(5) Column reflects pro forma adjustments related to the acquisition of substantially all of National's assets, including the associated financing to complete the acquisition, as follows:

    (h) Reflects the total cash purchase price of $881, including transaction costs of $10 and certain lease payments due at closing of $21, for the acquisition of substantially all of National's assets.

    (i) The following table reflects the sources of cash to fund the acquisition of substantially all of National's assets:

        Proceeds from the issuance of the $350 of the notes offered hereby, less issuance costs of $8 that are reflected as
          deferred financing costs on the balance sheet ($1 in other current assets and $7 in other noncurrent assets).........  $  342
        Proceeds from the sale of accounts receivable under the
          receivable sales program at the time of the closing of the
          acquisition...............................................     297
        Proceeds from the issuance of 5 million shares of 7.00%
          Series B Mandatory Convertible Preferred Shares at $50 per
          share in February 2003, less issuance costs of $8.........     242
                                                                      ------
        Cash proceeds...............................................  $  881
                                                                      ======

    (j) Reflects the elimination of intercompany receivables and payables balances between National and U. S. Steel.

    (k) The following table reflects the preliminary allocation of the purchase price:

        Book value of the net assets (equity) acquired from
          National..................................................  $1,772
        Add: Adjustment to increase the book value of inventory
          acquired to fair value, determined as replacement cost
          less costs to sell........................................     159
        Less: Employee liabilities recorded (see note (o))..........    (290)
             Trust liabilities recorded (see note (p))..............    (100)
             Environmental liabilities recorded (see note (q))......      (9)
        Excess value of net assets acquired over cost (negative
          goodwill).................................................    (651)
                                                                      ------
        Purchase price..............................................  $  881
                                                                      ======

        As shown in the table above, the book value of the net assets acquired from National plus the fair value adjustment to inventory exceeds the total purchase price. SFAS No. 141 requires that the excess of the fair value of net assets acquired over cost (negative goodwill) in an acquisition be allocated as a pro rata reduction of the amounts that would have otherwise been assigned to the acquired assets based on their relative fair values. This pro rata reduction is applied against noncurrent assets because the fair value of current assets is assumed to be their book value. The table below reflects the preliminary allocation of negative goodwill to property, plant and equipment and other noncurrent assets:

        Net book value of property, plant and equipment acquired....  $1,254
        Pro rata allocation of negative goodwill to property, plant
          and equipment.............................................    (646)
                                                                      ------
        Allocated portion of purchase price to property, plant and equipment.................................................  $  608
                                                                      ======

        Book value of other noncurrent assets acquired from National
          (only $11 eligible for pro rata reduction in accordance
          with SFAS No. 141)........................................      13
        Pro rata allocation of negative goodwill to other noncurrent
          assets....................................................      (5)
                                                                      ------
        Allocated portion of purchase price assigned to other
          noncurrent assets.........................................  $    8
                                                                      ======

    (l) Reflects the removal of supply parts inventory to conform to U. S. Steel's accounting policy that supply parts are expensed as purchased. The book value associated with these parts has been reclassified to property, plant and equipment as part of the preliminary allocation of the purchase price.

    (m) Reflects deferred tax effect as a result of book basis and tax basis differences on the opening balance sheet.

    (n) Reflects the reclassification of capital leases assumed by U. S. Steel in the acquisition from the liabilities subject to compromise line item to current portion of long-term debt and long-term debt.

    (o) Reflects the estimated fair value of liabilities for pensions and other postretirement benefit obligations (OPEB) calculated based on the new labor contract with the USWA as it relates to National's employees. Amounts reflect an estimated workforce reduction of 20% as part of the transition assistance program contained in the labor agreement. Also reflects the estimated fair value of accrued vacations that will be recorded for active National union employees at the date of acquisition.

    (p) Reflects liabilities established relating to estimated future payments, contingent upon U. S. Steel profitability, to a trust established and administered by the USWA to assist current National retirees with healthcare costs in accordance with the new labor agreement.

    (q) Reflects environmental remediation liabilities established on the opening balance sheet pertaining to assets purchased.

                                  U. S. STEEL
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2002
                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

-----------------------------------------------------------------------------------------------------------------------------------
                                             ADJUSTMENTS
                                             FOR SALE OF                                 ADJUSTMENTS
                               U. S. STEEL   COAL MINING      ADJUSTED        NATIONAL            TO      ADJUSTED        PRO FORMA
                                HISTORICAL     ASSETS(1)   U. S. STEEL   HISTORICAL(2)   NATIONAL(3)   NATIONAL(4)   ADJUSTMENTS(5)
-----------------------------------------------------------------------------------------------------------------------------------
Revenues and other income....        7,054          (202)(a)     6,856           2,623            (4)        2,619           (64)(d)
                                                       4 (b)
Costs and expenses:
  Cost of revenue (excludes
    items below).............        6,158          (157)(a)     6,005           2,476          (159)        2,317           (64)(d)
                                                       4 (b)                                                                  62 (e)
  Selling, general and
    administrative expense...          418            (2)(a)       416             117            (3)          114             8 (e)
  Depreciation, depletion and
    amortization.............          350            (2)(a)       348             161            --           161          (121)(f)
                               ----------------------------------------------------------------------------------------------------
Total costs and expenses.....        6,926          (157)        6,769           2,754          (162)        2,592          (115)
                               ----------------------------------------------------------------------------------------------------
Income (loss) from operations
  before reorganization
  items......................          128           (41)           87            (131)          158            27            51
Reorganization items.........           --            --            --              51           (51)           --            --
Net interest and other
  financial costs............          115            --           115              25           (25)           --            41 (g)
                               ----------------------------------------------------------------------------------------------------
Income (loss) before income
  taxes......................           13           (41)          (28)           (207)          234            27            10
Income tax provision
  (benefit)..................          (48)          (14)(c)       (62)            (58)           82            24             4 (h)
                               ----------------------------------------------------------------------------------------------------
Net income (loss)............           61           (27)           34            (149)          152             3             6
Dividends on 7% Series B
  Mandatory Convertible
  Preferred Shares...........           --            --            --              --            --            --            18 (i)
                               ----------------------------------------------------------------------------------------------------
Net income (loss) available
  to common stockholders.....           61           (27)           34            (149)          152             3           (12)
                               ====================================================================================================
Net Income (loss) per share
  --Basic....................    $    0.62
  --Diluted..................    $    0.62
Weighted average shares
  outstanding, in thousands
  --Basic....................       97,426
  --Diluted..................       97,428
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------  -----------

                               U. S. STEEL
                                 PRO FORMA
-----------------------------  -----------
Revenues and other income....        9,411
Costs and expenses:
  Cost of revenue (excludes
    items below).............        8,320
  Selling, general and
    administrative expense...          538
  Depreciation, depletion and
    amortization.............          388
                               -----------
Total costs and expenses.....        9,246
                               -----------
Income (loss) from operations
  before reorganization
  items......................          165
Reorganization items.........           --
Net interest and other
  financial costs............          156
                               -----------
Income (loss) before income
  taxes......................            9
Income tax provision
  (benefit)..................          (34)
                               -----------
Net income (loss)............           43
Dividends on 7% Series B
  Mandatory Convertible
  Preferred Shares...........           18
                               -----------
Net income (loss) available
  to common stockholders.....           25
                               ===========
Net Income (loss) per share
  --Basic....................       $ 0.26
  --Diluted..................       $ 0.26
Weighted average shares
  outstanding, in thousands
  --Basic....................       97,426
  --Diluted..................       97,428
-----------------------------

See Notes to unaudited pro forma condensed statement of operations.

                                  U. S. STEEL
         NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                             (DOLLARS IN MILLIONS)

(1) Column reflects the adjustments for the sale of U. S. Steel's coal mining assets based on the asset purchase and related agreements that we expect to be executed. The sale does not meet the criteria for presentation as a discontinued operation.

    (a) Reflects adjustment to remove revenues, cost of revenues, selling, general and administrative expense and depreciation, depletion and amortization related to the coal mining assets.

    (b) Reflects adjustment to reflect U. S. Steel's intercompany revenue and cost of revenues related to the coal mining assets, which were historically eliminated in consolidation.

    (c) Reflects the income tax effects of the adjustments made at the statutory rate of 35%.

(2) Column reflects a condensed historical statement of operations of National for the year ended December 31, 2002 and was derived from National's audited debtor-in-possession statement of operations for the year ended December 31, 2002 included elsewhere in this prospectus supplement. National's net sales, equity income of affiliates, other items, and net gain on the disposal of non-core assets and other related activities have been reclassified to revenues and other income to conform with U. S. Steel's presentation.

(3) Column reflects the elimination of revenues and other income and expenses associated with assets not purchased and liabilities not assumed from National. The following is a description of the significant adjustments reflected in this column:

    - The adjustments to cost of revenues and selling, general and administrative expenses primarily reflect the elimination of historical expenses related to pension and other postretirement benefits (OPEB) as a result of U. S. Steel not assuming any pension or OPEB liabilities under National's existing employee benefit plans or union contracts. Approximately $17 relates to assets not purchased by U. S. Steel in the acquisition.

    - The adjustment to reorganization items reflects the removal of expenses related directly to National's bankruptcy proceedings and expenses incurred related to debtor-in-possession and other long-term agreements that are not being assumed by U. S. Steel in the acquisition.

    - The adjustment to interest expense reflects the removal of interest expense associated with debt obligations of National not assumed by U. S. Steel in the acquisition.

    - The adjustment to income tax provision (benefit) reflects the tax effects of the adjustments in this column at the statutory rate of 35%.

(4) Column reflects the revenues and expenses related to the assets acquired and liabilities assumed from National.

(5) Column reflects pro forma adjustments associated with the acquisition of substantially all of National's assets and the associated financing arrangements, as follows:

    (d) Reflects the elimination of revenues and cost of revenues for transactions between U. S. Steel and National that would be eliminated in consolidation.

    (e) Reflects the annual pension and OPEB expense associated with National's employees. The amounts relating to employees represented by the USWA have been calculated based on the benefits offered under the new labor contract, assuming no reduction in workforce. U. S. Steel is not reflecting any wage savings in cost of revenue related to the new labor agreement. For further discussion of the new labor agreement, see "Management's discussion and analysis of financial condition and results of operations--Outlook--USWA agreement."

    (f) Reflects adjustments to reduce the historical depreciation, depletion and amortization recorded by National to reflect the reduced value of the property, plant and equipment that will be recorded on U. S. Steel's books. The weighted average useful life of the assets acquired is approximately 17 years.

    (g) Reflects interest expense and other financial costs associated with the financing of the acquisition of substantially all of National's assets as follows:

        Interest on $350 of the notes, assuming an interest rate of
          9.25% offered hereby......................................    $33
        Other financial costs on the sale of $297 of receivables
          under the receivables sales program at 2.5%...............      7
        Amortization of deferred financing costs associated with the
          notes offered hereby......................................      1
                                                                        ---
        Pro forma adjustment for interest and other financial
          costs.....................................................    $41

        A 0.125% change in the interest rate on the notes would affect interest expense by less than $1.

        The discount rate on the receivable sales program is based on LIBOR plus a spread. A 0.125% change in this discount rate would affect net interest and other financial costs by less than $1.

    (h) Reflects the income tax effects of the pro forma adjustments presented in this column at the statutory tax rate of 35%.

    (i) Reflects dividends on the 7.00% Series B Mandatory Convertible Preferred Shares issued in February 2003.

                 NATIONAL STEEL SELECTED FINANCIAL INFORMATION

The following table sets forth selected historical financial information for National. This information should be read in conjunction with National's audited financial statements, including the notes thereto, which are located elsewhere in this prospectus supplement.

-------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)       2002      2001     2000     1999     1998
-------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA(1):
  Net sales...................................  $2,609   $ 2,492   $2,979   $2,954   $2,936
  Income (loss) from operations...............    (135)     (455)    (114)      (3)     102
  Reorganization items(1).....................      51        --       --       --       --
  Income (loss) before cumulative effect of
     change in accounting principle(2)........    (149)     (669)    (130)     (29)      89
  Cumulative effect of accounting change......      --        17       --       --       --
  Net income (loss)(3)........................    (149)     (652)    (130)     (29)      89
PER COMMON SHARE DATA(1):
  Income (loss) before cumulative effect of
     change in accounting principle-basic and
     diluted(2)...............................  $(3.60)  $(16.21)  $(3.14)  $(0.69)  $ 2.06
  Net income (loss)--basic and diluted........   (3.60)   (15.79)   (3.14)   (0.69)    2.06
  Dividends paid..............................      --        --     0.21     0.28     0.28
BALANCE SHEET DATA-AS OF END OF PERIOD(1):
  Cash and cash equivalents...................  $    1   $     1   $    2   $   58   $  138
  Working capital (deficit)...................     372       (78)     179      361      333
  Total assets................................   2,209     2,308    2,565    2,749    2,505
  Current maturities of long-term
     obligations..............................      --        29       28       31       30
  Debtor-in-possession financing(1)...........     129        --       --       --       --
  Long-term obligations.......................      --       839      551      587      316
  Liabilities subject to compromise(1)........   2,646        --       --       --       --
  Stockholders' equity (deficit)..............    (905)     (311)     718      853      852
-------------------------------------------------------------------------------------------

(1) National and forty-one of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code on March 6, 2002. Certain majority owned subsidiaries of National were excluded from the Chapter 11 filings. For more information regarding the bankruptcy filings and its effect on the comparability of financial information, see Note 1 to National's audited financial statements located elsewhere in this prospectus supplement.

(2) National has reclassified the $2 million extraordinary loss recognized on the extinguishment of debt in 2001 to interest and other financial expense in accordance with Statement of Financial Accounting Standards (SFAS) No.
    145. This reclassification increased the loss before cumulative effect of change in accounting principle in 2001, previously the loss before extraordinary item and cumulative effect of change in accounting principle, by $2 million or $.05 per share. For more information on SFAS No. 145, see
    Note 2 to National's audited financial statements located elsewhere in this prospectus supplement.

(3) National adopted SFAS No. 143 effective January 1, 2003. The following table reflects pro forma amounts as if SFAS No. 143 had been in effect for the years presented:

                                                                   2002     2001      2000
    ---------------------------------------------------------------------------------------
    Loss before cumulative effect of change in accounting
     principle--adjusted........................................  $ (147)  $  (667)  $ (131)
    Net loss--adjusted..........................................    (147)     (650)    (131)
    Per share amounts--basic and diluted:
     Loss before cumulative effect of change in accounting
       principle--adjusted......................................  $(3.56)  $(16.16)  $(3.17)
     Net loss--adjusted.........................................   (3.56)   (15.74)   (3.17)

   The amount of the asset retirement obligation that would have been recorded on the balance sheet would have been $5.4 million, $4.9 million and $4.5 million as of December 31, 2002, 2001 and 2000, respectively, and would have been $4.1 million as of January 1, 2000, had SFAS No. 143 been in effect. For more information on SFAS No. 143, see Note 2 to National's audited financial statements located elsewhere in this prospectus supplement.

                   U. S. STEEL SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial data for U. S. Steel. Prior to December 31, 2001, the businesses of U. S. Steel comprised an operating unit of USX Corporation, now named Marathon Oil Corporation ("Marathon"). Marathon had two outstanding classes of common stock: USX-Marathon Group common stock, which was intended to reflect the performance of Marathon's energy business, and USX-U. S. Steel Group common stock ("Steel Stock"), which was intended to reflect the performance of Marathon's steel business. On December 31, 2001,
U. S. Steel was capitalized through the issuance of 89.2 million shares of common stock to holders of Steel Stock in exchange for all outstanding shares of Steel Stock on a one-for-one basis (the "Separation"). Consolidated balance sheet data as of December 31, 2002 and 2001 and statement of operations data for the year ended December 31, 2002 reflect U. S. Steel as a separate, stand-alone entity. All other balance sheet and statement of operations data in the table below represent a carve-out presentation of the businesses comprising U. S. Steel, and are not intended to be a complete presentation of the financial position or results of operations for U. S. Steel on a stand-alone basis. This information should be read in conjunction with the more detailed information and consolidated financial statements included elsewhere in this prospectus supplement and the additional reports and documents incorporated by reference in the accompanying prospectus.


-------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)        2002     2001     2000     1999     1998
-------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA(1):
  Revenues and other income(2).................  $7,054   $6,375   $6,132   $5,467   $6,477
  Income (loss) from operations................     128     (405)     104      147      579
  Net income (loss)(3).........................      61     (218)     (21)      44      364
PER COMMON SHARE DATA:
  Net Income (loss)--basic and diluted(4)......  $ 0.62   $(2.45)  $(0.24)  $ 0.49   $ 4.08
  Dividends paid(5)............................    0.20     0.55     1.00     1.00     1.00
BALANCE SHEET DATA-AS OF END OF PERIOD(1):
  Total assets.................................  $7,977   $8,337   $8,711   $7,525   $6,749
  Capitalization:
     Notes payable.............................      --       --       70       --       13
     Long-term debt, including amounts due
       within one year.........................   1,434    1,466    2,375      915      476
     Preferred stock of subsidiary(6)..........      --       --       66       66       66
     Trust preferred securities(7).............      --       --      183      183      182
     Stockholders' equity......................   2,027    2,506    1,919    2,056    2,093
                                                 ------------------------------------------
       Total capitalization....................   3,461    3,972    4,613    3,220    2,830
-------------------------------------------------------------------------------------------

(1) For discussion of events affecting the comparability of the amounts presented, see Note 2, "The Separation" and Note 5, "Business Combinations" in the notes to our audited financial statements included in our audited financial statements included elsewhere in this prospectus supplement for a description of business combinations that occurred in 2000 and 2001. In addition, certain amounts from the statement of operations for the year 1999 have been restated to reflect the reclassification for extraordinary losses recognized in 1999 in accordance with Statement of Financial Accounting Standards (SFAS) No. 145. Revenues and other income and income from operations have been reduced by $3 million for our share of the extraordinary loss recorded by an equity investee related to the early extinguishment of debt. Other amounts on our statement of operations of 1999 were also affected by the reclassification of extraordinary items but are not presented in this table. For further discussion, see "Summary financial data." For a more detailed discussion of SFAS 145, see Note 4 to U. S. Steel's audited financial statements located elsewhere in this prospectus supplement.

(2) Consists of revenues, dividend and investee income (loss), net gains (losses) on disposal of assets, and other income.

(3) U. S. Steel adopted SFAS No. 143 effective January 1, 2003. The following table reflects pro forma amounts as if SFAS No. 143 had been in effect for the years presented:

                                                                   2002    2001    2000
     -----------------------------------------------------------------------------------
     (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)
     Net income (loss)--adjusted.................................  $56    $ (222)  $ (24)
     Net income (loss) per share--adjusted--basic and diluted....  $.57   $(2.48)  $(.27)

   The amount of the asset retirement obligation that would have been recorded on the balance sheet had SFAS 143 been in effect would have been $29 million, $26 million and $24 million as of December 31, 2002, 2001 and 2000, respectively, and would have been $21 million as of January 1, 2000. For more information on SFAS No. 143, see Note 4 to U. S. Steel's audited financial statements included elsewhere in this prospectus supplement.

(4) Net income per common share for 2002 is based on the weighted average number of shares outstanding during the year. Net income (loss) per share for all other periods presented is based on the 89.2 million outstanding common shares on December 31, 2001, as a result of the Separation and the initial capitalization of U. S. Steel on that date.

(5) Dividends paid per common share for all periods presented prior to 2002 represent amounts paid on USX-U. S. Steel Group common stock.

(6) These securities were redeemed by Marathon for cash on December 31, 2001, as part of the Separation.

(7) These securities were retained and subsequently redeemed by Marathon as part of the Separation.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS--U. S. STEEL

OVERVIEW

U. S. Steel has five reportable operating segments: Flat-rolled Products ("Flat-rolled"), Tubular Products ("Tubular"), U. S. Steel Kosice ("USSK"), Straightline Source ("Straightline") and USS Real Estate ("Real Estate").

Prior to December 31, 2001, the businesses of U. S. Steel comprised an operating unit of USX Corporation, now named Marathon Oil Corporation ("Marathon"). On December 31, 2001, U. S. Steel was capitalized through the issuance of 89.2 million shares of common stock to holders of USX-U. S. Steel Group common stock ("Steel Stock") in exchange for all outstanding shares of Steel Stock on a one-for-one basis ("the Separation"). (For additional information on the Separation, see Note 2 to the Financial Statements.)

Effective with the first quarter of 2002, following the Separation, U. S. Steel established a new internal financial reporting structure, which resulted in a change in reportable segments from Domestic Steel and USSK to Flat-rolled, Tubular and USSK. In addition, U. S. Steel revised the presentation of several items of income and expense within income (loss) from reportable segments. Net pension credits, costs related to former businesses and administrative expenses previously not reported at the segment level are now directly charged or allocated to the reportable segments and other businesses. Effective with the fourth quarter of 2002, the Straightline and Real Estate reportable segments, which were previously reflected in Other Businesses, were added. The presentation of Straightline and Real Estate as separate segments resulted from the application of quantitative threshold tests under Statement of Financial Accounting Standards ("SFAS") No. 131 rather than any fundamental change in the management or structure of the businesses. The composition of the Flat-rolled, Tubular and USSK segments remains unchanged from prior periods. Comparative results for 2001 and 2000 have been conformed to the current year presentation.

The Flat-rolled segment includes the operating results of U. S. Steel's domestic integrated steel mills and equity investees involved in the production of sheet, plate and tin mill products. These operations are principally located in the United States and primarily serve customers in the transportation (including automotive), appliance, service center, conversion, container, and construction markets.

The Tubular segment includes the operating results of U. S. Steel's domestic tubular production facilities and an equity investee involved in the production of tubular goods. These operations produce and sell both seamless and electric resistance weld tubular products and primarily serve customers in the oil, gas and petrochemical markets.

The USSK segment includes the operating results of U. S. Steel's integrated steel mill located in the Slovak Republic; a production facility in Germany; operations under facility management and support agreements in Serbia; and equity investees, primarily located in Central Europe. These operations produce and sell sheet, plate, tin, tubular, precision tube and specialty steel products, as well as coke. USSK primarily serves customers in the central and western European construction, conversion, appliance, transportation, service center, container, and oil, gas and petrochemical markets.

The Straightline segment includes the operating results of U. S. Steel's technology-enabled distribution business that serves steel customers primarily in the eastern and central United

States. Straightline competes in the steel service center marketplace using a nontraditional business process to sell, process and deliver flat-rolled steel products in small to medium sized order quantities primarily to job shops, contract manufacturers and original equipment manufacturers across an array of industries.

The Real Estate segment includes the operating results of U. S. Steel's domestic mineral interests that are not assigned to other operating units; timber properties; and residential, commercial and industrial real estate that is managed or developed for sale or lease.

All other U. S. Steel businesses not included in reportable segments are reflected in Other Businesses. These businesses are involved in the production and sale of coal, coke and iron-bearing taconite pellets; transportation services; and engineering and consulting services.

Certain sections of Management's Discussion and Analysis include forward-looking statements concerning trends or events potentially affecting the businesses of
U. S. Steel. These statements typically contain words such as "anticipates," "believes," "estimates," "expects" or similar words indicating that future outcomes are not known with certainty and are subject to risk factors that could cause these outcomes to differ significantly from those projected. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in forward-looking statements. For additional risk factors affecting the businesses of U. S. Steel, see "Risk Factors" included elsewhere in this prospectus supplement and the accompanying prospectus.

CRITICAL ACCOUNTING ESTIMATES

Management's discussion and analysis of U. S. Steel's financial condition and results of operations are based upon U. S. Steel's financial statements, which have been prepared in accordance with accounting standards generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment, valuation allowances for receivables, inventories and deferred income tax assets; liabilities for deferred income taxes, potential tax deficiencies, environmental obligations, potential litigation claims and settlements; and assets and obligations related to employee benefits. Management estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual results may differ materially from current expectations under different assumptions or conditions.

Management believes that the following are the more significant judgments and estimates used in the preparation of the financial statements.

Pensions and Other Postretirement Benefits ("OPEB")--The recording of net periodic benefit costs (credits) for pensions and OPEB are based on, among other things, assumptions of the expected annual return on plan assets, discount rate, and escalation of retiree health care costs. Changes in the assumptions or differences between actual and expected changes in the present value of liabilities or assets of U. S. Steel's plans could cause net periodic benefit costs to increase or decrease materially from year to year as discussed below:

U. S. Steel bases its estimate of the annual expected return on plan assets on the historical long-term rate of return experienced by U. S. Steel's plan assets, the investment mix of plan assets between debt, equities and other investments, and its view of market returns expected in the future. Based on a review of these factors at year end 2002, U. S. Steel has decreased the expected annual return on pension plan assets from 8.8% in 2002 to 8.2% in 2003. This decrease in the expected return will negatively affect the return on asset component of net periodic pension costs by approximately $55 million in 2003 as compared to 2002. The investment performance of pension plan assets over the last three years will also unfavorably impact net periodic pension cost during 2003 and later years primarily through the use of a lower asset base in calculating the expected return on plan assets. Since the expected return on assets component of net periodic benefit cost is based upon a market-related value that recognizes changes in fair value over three years, net periodic pension cost will also be progressively higher in 2004 and 2005. Net periodic pension cost is expected to total $65 million in 2003 as compared to a $103 million credit (before settlement charges) in 2002. A 1/2 percentage point increase or decrease in the expected return on plan assets for 2003 would have decreased or increased the net periodic pension cost by $40 million.

At December 31, 2002, U. S. Steel's two main pension plans had a fair market value of $7.2 billion which was 63% invested in equity securities, 35% in debt securities and 2% in all other investments.

U. S. Steel determines the discount rate applied to pension and OPEB obligations at each year end based on a number of external barometers used to measure the status of high quality bond rates consistent with the expected payout period of the obligations. Based on this evaluation at December 31, 2002, U. S. Steel lowered the discount rate used to measure both pension and OPEB obligations from 7.0% to 6.25%. Lower discount rates increase the actuarial losses of the plans and will unfavorably impact net periodic benefit costs by approximately $31 million for pensions and $10 million for OPEB in 2003 principally due to the impact of required amortization amounts, which in recent years had not been a significant component of benefit costs. Total OPEB costs in 2003 are expected to be approximately $203 million, excluding multiemployer plans. A 1/2 percentage point increase in the discount rate would have decreased the 2003 net periodic pension and OPEB costs by approximately $21 million and $9 million, respectively. A 1/2 percentage point decrease in the discount rate would have increased the 2003 net periodic pension and OPEB costs by approximately $5 million and $10 million, respectively.

U. S. Steel determines the escalation trend in per capita health care costs based on historical rate experience under U. S. Steel's insurance plans and through consultation with health care experts. For measurement purposes, U. S. Steel has assumed an initial escalation rate of 10% for 2003. This rate is assumed to decrease gradually to an ultimate rate of 4.75% in 2010 and remain at that level thereafter. A 1/2 percentage point increase in the escalation trend would have increased net periodic OPEB costs by approximately $25 million in 2003. A 1/2 percentage point decrease in the escalation trend would have decreased net periodic OPEB costs by approximately $21 million in 2003.

Changes in the assumptions for expected annual return on plan assets and the discount rate do not impact the funding calculations used to derive minimum funding requirements for the pension plans. Based on preliminary funding valuations, U. S. Steel's main pension plans are not expected to require cash funding for the 2003 plan year. However, the lower returns on plan assets experienced in recent years may have a negative impact on funding for U. S. Steel's pension plan for union employees in 2004 and later. The timing and amount of any required future funding cannot be determined at this time. For further cash flow discussion, see "--Liquidity." This discussion of Pensions and OPEB does not take into account the impact of the National transaction or the new labor agreement. See "--Outlook."

Asset Impairments--U. S. Steel evaluates the impairment of its property, plant and equipment on an individual asset basis or by logical groupings of assets. Asset impairments are recognized when the carrying value of those productive assets exceeds their aggregate projected undiscounted cash flows. These undiscounted cash flows are based on management's long range estimates of market conditions and the overall performance associated with the individual asset or asset grouping. If future demand and market conditions are less favorable than those projected by management, or if the probability of disposition of the assets differs from that previously estimated by management, additional asset write-downs may be required.

Taxes--U. S. Steel records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. In the event that U.
S. Steel were to determine that it would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. Likewise, should U. S. Steel determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the valuation allowance for deferred tax assets would be charged to income in the period such determination was made. The amount of deferred tax assets recorded as of December 31, 2002, was $1,622 million, net of an established valuation allowance of $30 million. U. S. Steel expects to generate future taxable income to realize the benefits of these deferred tax assets.

U. S. Steel makes no provision for deferred U.S. and certain foreign income taxes on the undistributed earnings of USSK and other consolidated foreign subsidiaries because management intends to permanently reinvest such earnings in foreign operations. As of December 31, 2002, the amount of undistributed earnings was approximately $260 million. If circumstances change and it is determined that earnings will be remitted in the foreseeable future, a charge of up to $70 million could be required. Any charge taken is contingent upon the amount of undistributed earnings that U. S. Steel would plan to remit.

U. S. Steel records liabilities for potential tax deficiencies. These liabilities are based on management's judgment of the risk of loss should those items be challenged by taxing authorities. In the event that U. S. Steel were to determine that tax-related items would not be considered deficiencies or that items previously not considered to be potential deficiencies could be considered as potential tax deficiencies (as a result of an audit, tax ruling or other positions or authority) an adjustment to the liability would be recorded through income in the period such determination was made.

Environmental Remediation--U. S. Steel provides for remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. Remediation liabilities are accrued based on estimates of known environmental exposures and are discounted in certain instances. U. S. Steel regularly monitors the progress of environmental remediation. Should studies indicate that the cost of remediation is to be more than previously estimated, an additional accrual would be recorded in the period in which such determination was made. As of December 31, 2002, total accruals for environmental remediation were $135 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF INCOME

The principal drivers of U. S. Steel's financial results are price, volume, product mix and costs. To the extent that these factors are affected by industry conditions and the overall economic climate, revenues and income will reflect such conditions.

REVENUES AND OTHER INCOME for each of the last three years are summarized in the following table:


-------------------------------------------------------------------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                  (DOLLARS IN MILLIONS)                       2002        2001        2000
-------------------------------------------------------------------------------------------
Revenues by product:
  Sheet and semi-finished steel..........................    $4,048      $3,163      $3,288
  Plate and tin mill products............................     1,057       1,273         977
  Tubular products.......................................       554         755         754
  Raw materials (coal, coke and iron ore)................       502         485         626
  Other(1)...............................................       788         610         445
Income (loss) from investees.............................        33          64          (8)
Net gain on disposal of assets...........................        29          22          46
Other income.............................................        43           3           4
                                                             ------      ------      ------
     Total revenues and other income.....................    $7,054      $6,375      $6,132
-------------------------------------------------------------------------------------------

(1) Includes revenue from the sale of steel production by-products; transportation services; steel mill products distribution; the management of mineral resources; the management and development of real estate; and engineering and consulting services.

Total revenues and other income in 2002 increased by $679 million from 2001 primarily due to higher shipments and average realized prices for domestic sheet products; the absence of the $104 million impairment of receivables primarily from Republic, which was included in 2001; increased Straightline shipments as a result of a full year of operations; and higher average realized prices for USSK, which were partially due to foreign exchange effects. These were partially offset by reduced domestic tubular and plate shipment volumes.

Total revenues and other income increased by $243 million in 2001 from 2000 primarily due to the inclusion of USSK revenues for the full year, the inclusion of Transtar revenues following the reorganization and higher income from investees relating to the gain on the Transtar reorganization, partially offset by lower domestic sheet, tubular and plate shipment volumes, lower average realized prices for domestic sheet products, and the $104 million impairment of receivables primarily from Republic.

INCOME (LOSS) FROM OPERATIONS for U. S. Steel for the years 2002, 2001 and 2000 are set forth in the following table:

------------------------------------------------------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                                --------------------------
                   (DOLLARS IN MILLIONS)                        2002       2001       2000
------------------------------------------------------------------------------------------
Flat-rolled.................................................    $ (31)     $(536)     $ 31
Tubular.....................................................        4         88        83
USSK........................................................      110        123         2
Straightline................................................      (41)       (17)       --
Real estate.................................................       57         69        72
                                                                -----      -----      ----
     Total income (loss) from reportable segments...........       99        273       188
Other businesses............................................       38        (17)       67
                                                                -----      -----      ----
     Income (loss) from operations before special items.....      137       (290)      255
Special items:
  Pension settlement losses.................................     (100)        --        --
  Asset impairments--receivables............................      (14)      (146)       (8)
  Asset impairments--intangible asset.......................       --        (20)       --
  Costs related to Separation...............................       --        (25)       --
  Costs related to Fairless shutdown........................       (1)       (38)       --
  Insurance recoveries related to USS-POSCO fire(1).........       39         46        --
  Federal excise tax refund.................................       38         --        --
  Gain on VSZ share sale....................................       20         --        --
  Reversal of litigation accrual............................        9         --        --
  Gain on Transtar reorganization...........................       --         68        --
  Environmental and legal contingencies.....................       --         --       (36)
  Asset impairments--coal...................................       --         --       (71)
  Impairments and other costs related to investments in
     equity investees in equity investees...................       --         --       (36)
                                                                -----      -----      ----
     Total income (loss) from operations....................    $ 128      $(405)     $104
                                                                =====      =====      ====
------------------------------------------------------------------------------------------

(1) In excess of facility repair costs.

SEGMENT RESULTS FOR FLAT-ROLLED

The segment loss for Flat-rolled of $31 million in 2002 reflected an improvement of $505 million from 2001. The substantially decreased loss was primarily due to improved operating efficiencies, higher average realized prices and shipment volumes for sheet products, lower energy costs and cost saving initiatives.

Flat-rolled recorded a segment loss of $536 million in 2001, versus income of $31 million in 2000, a decrease of $567 million. The decrease was primarily due to lower sheet prices and reduced shipment volumes for sheet products, which resulted in less efficient operating rates and higher unit costs, lower results from tin operations during the phase-out of operations at the Fairless Plant, higher than anticipated start-up and operating expenses associated with the March acquisition of East Chicago Tin, and business interruption effects at USS-POSCO following the cold mill fire in May 2001.

SEGMENT RESULTS FOR TUBULAR

Tubular segment income for 2002 was $4 million, compared to $88 million in 2001. The decline was primarily due to lower shipment volumes and lower average realized prices for tubular products.

Segment income for Tubular in 2001 reflected an improvement of $5 million from 2000 primarily due to higher tubular prices during the first half of 2001.

SEGMENT RESULTS FOR USSK

USSK segment income for 2002 was $110 million, a decrease of $13 million compared to 2001. The decrease was primarily due to the unfavorable effect of changes in foreign exchange rates on costs, higher freight costs, losses on conversion operations at Sartid in Serbia and business development expenses associated with Sartid and other expansion opportunities in Europe, partially offset by higher average realized prices, which were in part due to favorable exchange rate effects. The net currency exchange effect on total year income from operations was not material.

USSK segment income for the full-year 2001 was $123 million, compared to $2 million in 2000 for the period following U. S. Steel's acquisition of USSK on November 24, 2000. The increase was primarily due to U. S. Steel's full year of ownership, changes in commercial strategy, strong customer-focused marketing and a favorable cost structure.

SEGMENT RESULTS FOR STRAIGHTLINE

Straightline recorded a segment loss of $41 million in 2002, its first full year of operations, compared with a loss of $17 million in 2001 for the period following the start-up of operations on October 30, 2001. These results reflect the early stage costs associated with building a new business, achieving market penetration, and creating the infrastructure for anticipated future growth.

SEGMENT RESULTS FOR REAL ESTATE

Real Estate segment income for 2002 was $57 million, compared with $69 million in 2001. The decrease primarily reflected lower mineral interest royalties.

Real Estate segment income for 2001 declined $3 million from 2000 primarily due to a decline in land sales, partially offset by increases in mineral interest royalties.

RESULTS FOR OTHER BUSINESSES

Income for Other Businesses for 2002 was $38 million, a significant improvement from 2001's loss of $17 million. The increase primarily reflected higher income from taconite pellet and coal operations, partially offset by lower results from coke operations.

The loss for Other Businesses for 2001 reflected a decline of $84 million from income of $67 million in 2000 mainly as a result of lower income from taconite pellet and coke operations, and a decline in income related to Transtar. These decreases were partially offset by improved results from coal operations due to improved operating and geological conditions and reduced depreciation following an impairment of coal assets in 2000.

NET PERIODIC PENSION CREDIT

Net periodic pension credits, which are primarily noncash and are included in income (loss) from operations, totaled $3 million in 2002, $120 million in 2001 and $273 million in 2000. The decrease of $117 million from 2001 to 2002 was primarily due to higher settlement charges, which totaled $100 million in 2002, compared with $4 million in 2001. The credit in 2002 was also negatively affected by a lower than expected return on plan assets as a result of lower market-related values of plan assets in 2002. The credit in 2001 also included $30 million of termination expense due principally to a non-union voluntary early retirement program offered in conjunction with the Separation and a shutdown of a majority of the Fairless Plant. The decrease of $153 million in the net periodic pension credit from 2000 to 2001 was primarily due to the $69 million effect of the transition asset being fully amortized in 2000, an unfavorable change in the amortization of actuarial (gains)/losses and $30 million of termination expense.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by $148 million in 2002 as compared to 2001. The increase in 2002 was primarily due to the decrease in the net periodic pension credit as previously discussed, the impairment of remaining retiree medical cost reimbursements receivable from Republic, increased legal and consulting expenses primarily due to the Section 201 trade cases and potential industry consolidation, and the ongoing expansion of Straightline. Also contributing to the increase in 2002 were higher retiree medical costs primarily due to decreases in the discount rate, and higher escalation rates for medical expenses. The increase in selling, general and administrative expenses of $286 million in 2001 as compared to 2000 was due to several factors, including the decrease in the net periodic pension credit previously discussed. Other contributing factors were the increase in costs in 2001 as a result of the full-year inclusion of USSK costs, the inclusion of Transtar costs following the reorganization, Separation costs and the impairment of retiree medical cost reimbursements owed by Republic.

ITEMS NOT ALLOCATED TO SEGMENTS:

PENSION SETTLEMENT LOSSES were related to retirements of personnel covered under the nonunion qualified pension plan, the non tax-qualified pension plan and the non tax-qualified executive management supplemental pension program. The settlements occurred primarily as a result of a voluntary early retirement program which was completed in June 2002.

ASSET IMPAIRMENTS--RECEIVABLES were for charges related to reserves established against receivables exposure from financially distressed steel companies, primarily Republic.

ASSET IMPAIRMENTS--INTANGIBLE ASSET was for the impairment of an intangible asset in 2001 related to the five-year agreement for LTV to supply U. S. Steel with pickled hot bands entered into in conjunction with the acquisition of LTV's tin mill products business. This impairment followed the discontinuation of LTV operations at East Chicago.

COSTS RELATED TO SEPARATION were for U. S. Steel's share of professional fees and expenses and certain other costs directly attributable to the Separation in 2001.

COSTS RELATED TO FAIRLESS SHUTDOWN resulted from the permanent shutdown of the pickling, cold rolling and tin mill facilities at the Fairless Plant in 2001.

INSURANCE RECOVERIES RELATED TO USS-POSCO FIRE represent U. S. Steel's share of insurance recoveries in excess of facility repair costs for the cold-rolling mill fire at USS-POSCO, which occurred in May 2001. The final payment was received in December 2002.

FEDERAL EXCISE TAX REFUND represents the recovery of black lung excise taxes that were paid on coal export sales during the period 1993 through 1999. During 2002, U. S. Steel received cash and recognized pre-tax income of $38 million, which is included in other income on the statement of operations. Of the $38 million received, $11 million represented interest. The refunds resulted from a 1998 federal district court decision that found such taxes to be unconstitutional.

GAIN ON VSZ SHARE SALE represents the gain recognized in October 2002 when U. S. Steel granted an option to purchase its shares of VSZ and subsequently sold these shares.

REVERSAL OF LITIGATION ACCRUAL represents the reversal in the first quarter of 2002 of a prior litigation accrual as a result of a final court ruling in U. S. Steel's favor.

GAIN ON TRANSTAR REORGANIZATION represents U. S. Steel's share of the gain in 2001. Because this was a transaction with a noncontrolling shareholder, Transtar recognized a gain by comparing the carrying value of the businesses sold to their fair value. See Note 5 to the Financial Statements.

ENVIRONMENTAL AND LEGAL CONTINGENCIES relate to certain environmental and legal accruals.

ASSET IMPAIRMENTS--COAL was for asset impairments at coal mines in Alabama and West Virginia in 2000 following a reassessment of long-term prospects after adverse geological conditions were encountered.

IMPAIRMENT AND OTHER COSTS RELATED TO INVESTMENTS IN EQUITY INVESTEES represents charges to establish reserves against notes from Republic and to record U. S. Steel's share of Republic special charges which resulted from the completion of a financial restructuring of Republic.

NET INTEREST AND OTHER FINANCIAL COSTS for each of the last three years are summarized in the following table:

------------------------------------------------------------------------------------
                   (DOLLARS IN MILLIONS)                        2002    2001    2000
------------------------------------------------------------------------------------
Net interest and other financial costs......................    $115    $141    $105
Plus:
  Favorable adjustment to interest related to prior years'
     taxes..................................................      --      67      --
                                                                ----    ----    ----
Net interest and other financial costs adjusted to exclude
  above item................................................    $115    $208    $105
------------------------------------------------------------------------------------

Adjusted net interest and other financial costs decreased $93 million in 2002 as compared with 2001, primarily due to lower average debt levels following the December 31, 2001 value transfer of $900 million from Marathon. The change from 2001 to 2002 also reflects favorable foreign currency effects. These effects were primarily due to remeasurement of USSK net monetary assets into the U.S dollar, which is the functional currency, and resulted in a net gain of $16 million in 2002 compared to a net loss of $1 million in 2001. Adjusted net interest and other financial costs increased by $103 million in 2001 as compared with 2000. This increase was largely due to higher average debt levels, which resulted from negative cash flow and the elective funding for employee benefits and the acquisition of USSK, both of which occurred in the fourth quarter of 2000.

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

The INCOME TAX BENEFIT in 2002 was $48 million, compared with a benefit of $328 million in 2001, and a provision of $20 million in 2000. The tax benefit in 2001 included a $33 million deferred tax benefit associated with the Transtar reorganization. The decrease in the tax benefit from 2001 to 2002 was primarily due to reduced pre-tax losses from domestic operations. The change to a tax benefit in 2001 as compared to a tax provision in 2000 was primarily the result of losses from domestic operations reported in 2001. The tax benefits in 2002 and 2001 reflected pre-tax losses from domestic operations and pre-tax income from foreign operations for which virtually no income tax provision was recorded.

The Slovak Income Tax Act provides an income tax credit which is available to USSK if certain conditions are met. In order to claim the tax credit in any year, 60% of USSK's sales must be export sales and USSK must reinvest the tax credits claimed in qualifying capital expenditures during the five years following the year in which the tax credit is claimed. The provisions of the Slovak Income Tax Act permit USSK to claim a tax credit of 100% of USSK's tax liability for years 2000 through 2004 and 50% for the years 2005 through 2009. Management believes that USSK fulfilled all of the necessary conditions for claiming the tax credit for 2000 through 2002. As a result of claiming these tax credits and certain tax planning strategies to reinvest earnings in foreign operations, virtually no income tax provision is recorded for USSK income. If circumstances change and it is determined that earnings will be remitted in the foreseeable future, a charge would be required to record the deferred tax liability for the amounts planned to be remitted.

In October 2002, a tax credit limit was negotiated by the Slovak government as part of an agreement required for the Slovak Republic's entry into the European Union ("EU"). Effective upon the Slovak Republic's entry into the EU, the agreement will limit to $500 million the total tax credit to be granted to USSK during the period 2000 through 2009. The impact of the tax credit limit is expected to be minimal since Slovak tax laws have been modified and tax rates have been reduced since the acquisition of USSK. The agreement also places limits upon total production and export sales to the EU, allowing for modest growth during the period covered by the investment incentive. Management believes that the agreement will not have a significant impact on future USSK production and results of operations.

The issue of certain subsidies or incentives to the steel industry is the subject of ongoing discussions at the Organization for Economic Cooperation and Development ("OECD"). It is possible that these discussions could result in the adoption of an OECD agreement which could negatively impact USSK's tax credit.

NET INCOME in 2002 was $61 million, compared with a net loss of $218 million in 2001 and a net loss of $21 million in 2000. The changes primarily reflected the factors discussed above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Flat-rolled shipments were 9.9 million tons in 2002, 8.8 million tons in 2001 and 9.6 million tons in 2000. Tubular shipments were 0.8 million tons in 2002,
1.0 million tons in 2001 and 1.1 million tons in 2000. Domestic shipments in 2001 were affected by a weak domestic economy, which reduced demand for sheet, plate and tubular products. High import levels impacted all three years. Exports accounted for approximately 5% of U. S. Steel's domestic shipments in 2002, 2001 and 2000.

USSK shipments were 3.9 million net tons in 2002, 3.7 million net tons in 2001 and 0.3 million net tons in 2000 in the short period following the acquisition.

                                       S-47
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Domestic raw steel production was 11.5 million tons in 2002, compared with 10.1 million tons in 2001 and 11.4 million tons in 2000. Domestic raw steel production averaged 90% of capability in 2002, compared with 79% of capability in 2001 and 89% of capability in 2000. In 2002, domestic raw steel production was negatively affected by poor market conditions during the first quarter, as well as the acceleration into the fourth quarter of some blast furnace repair work that was originally scheduled to occur in 2003. In 2001, domestic raw steel production was negatively impacted by poor economic conditions and the high level of imports. In 2000, domestic raw steel production was negatively impacted by a planned reline at the Gary Works No. 4 blast furnace in July 2000. Because of market conditions, U. S. Steel limited its domestic production by keeping the Gary Works No. 4 blast furnace out of service until February 2001. U. S. Steel's stated annual domestic raw steel production capability was 12.8 million tons in 2002, 2001 and 2000.

USSK raw steel production was 4.4 million tons in 2002 and 4.1 million tons in 2001, or 88% and 81%, respectively, of USSK's stated annual raw steel production capability of 5.0 million net tons.

The domestic steel industry is restructuring after many years of oversupply and low prices attributable largely to excess imports, which resulted in significant capacity closures starting in late 2000 and led to the introduction of Section 201 import tariffs in March 2002. The combination of capacity closures, trade restrictions and the imposition of tariffs led to a recovery of steel prices from 20-year lows in late 2001 and early 2002. U. S. Steel benefited in 2002 from reduced domestic supply resulting from the temporary or permanent closure of steelmaking capacity, as well as the Section 201 remedies announced by President Bush on March 5, 2002.

Despite the trade remedies, steel imports to the United States accounted for an estimated 26% of the domestic steel market in 2002, compared to 24% and 26%, for 2001 and 2000, respectively. In 2002, imports of steel pipe and cold-rolled sheets decreased 16% and 38%, respectively, compared to 2001; and imports of hot-rolled sheets and galvanized sheets increased 61% and 39%, respectively, compared to 2001.

Remedies under Section 201 of the Trade Act of 1974 became effective for imports entering the U.S. on and after March 20, 2002, and are intended to provide protection against imports from certain countries, but there are products and countries not covered and imports of these exempt products or of products from these countries may still have an adverse effect upon U. S. Steel's revenues and income. Through August 2002, in the first round, the U.S. Department of Commerce and the Office of the United States Trade Representative had granted exclusions from the Section 201 remedies for many products. The second round of exclusions granted were announced on March 31, 2003. The exclusions impact a number of products produced by U. S. Steel and have weakened the protection initially provided by this relief. Additionally, as initially imposed, the remedies decrease each year they are in effect. For flat-rolled products, the tariff decreased from 30% to 24% in March 2003 and will decrease to 18% in March 2004, and the quota for slab imports that can enter the United States without imposition of the Section 201 tariff increases from 5.4 million net tons in the first year to 5.9 million net tons in the second year and 6.4 million net tons in the third year, although the quantity of slabs that can actually enter the country free of tariffs is substantially larger than that amount due to exemptions of various slab products and exemptions of certain countries that ship slabs.

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

Various countries challenged President Bush's action with the World Trade Organization ("WTO") and have taken other actions responding to the Section 201 remedies. On May 2, 2003, the WTO Settlement Dispute Panel issued its final decision on the challenges filed against the Section 201 action, finding that the Section 201 action was in violation of WTO rules. U. S. Steel expects the United States to file an appeal with the WTO. In addition, as provided by President Bush when he announced the Section 201 action in March 2002, the U.S. International Trade Commission, ("ITC") announced on March 5, 2003 that it had commenced a mid-term review of the Section 201 action. The ITC will submit to the President and Congress a report on the condition of the U.S. steel industry and the progress made by domestic producers to adjust to competition from imports. The ITC will conduct hearings in July as part of the review. Also, on April 4, 2003, the ITC announced that, at the request of the House Committee of Ways and Means, it was instituting a general fact finding investigation under
Section 332 of the Tariff Act of 1930 to examine the impact of the Section 201 tariffs on the domestic steel-consuming industries. The ITC will hold a hearing on its investigation in June 2003. The ITC will provide the results of the mid-term review and the Section 332 investigation in the same report. In September 2003, the President will decide whether to continue, adjust or terminate the relief. At the same time, the Bush Administration has continued discussions at the Organization of Economic Cooperation and Development aimed at the reduction of inefficient steel production capacity and the elimination and limitation of certain subsidies to the steel industry throughout the world.

On March 31, 2002, the Canadian International Trade Tribunal ("CITT") initiated a safeguard inquiry to determine whether imports of certain steel goods from countries, including the U.S., had injured the Canadian steel industry. On July 5, 2002, the CITT announced its determination that the Canadian steel industry had been injured by reason of imports of certain products including the following which are made by U. S. Steel: cut-to-length plate, cold-rolled steel sheet and standard pipe up to 16" o.d. On August 20, 2002, the CITT announced that it was recommending as a remedy a three-year quota, with tariffs imposed on tonnages exceeding the quota. This resulted in quota levels for the U.S. which are lower than 2001 shipments. For shipments exceeding the quota levels, tariffs would be imposed ranging from 15-25% in the first year, 11-18% in the second year and 7-12% in the third year. The CITT's remedy recommendations were forwarded to the Ministry of Finance, but a final decision regarding a remedy has not yet been made.

On December 20, 2001, the European Commission commenced an anti-dumping investigation concerning hot-rolled coils imported into the EU from the Slovak Republic and five other countries. On January 20, 2003, the Commission issued a final disclosure advising of its determinations relative to the dumping and injury margins applicable to those imports. The Commission's findings set the dumping margin applicable to those imports at 25.8% and the injury margin at 18.6%. On March 18, 2003, this case was dismissed upon the rejection by the EU's General Affairs and External Relations Council of the Commission's proposal to impose definitive anti-dumping duties. The Council's decision is final and, accordingly, no anti-dumping duties will be imposed against hot-rolled coils shipped by USSK into the EU.

Definitive measures were announced on September 27, 2002 in a separate safeguard trade action commenced by the European Commission. In that proceeding, which is similar to the U.S. Section 201 proceedings, quota/tariff measures were announced relative to the import of certain steel products into the EU. USSK is impacted by the quota/tariff measures on four products: non-alloy hot-rolled coils, hot-rolled strip, hot-rolled sheet and cold-rolled flat products. Shipment quotas were set for all four products. The shipment quotas applicable to

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

the first year of the measure were set at 10% above the average shipments during the period 1999-2001. An additional 5% will be added to the shipment quotas applicable to the remainder of the safeguard measure period. The shipment quotas on all products, other than non-alloy hot-rolled coils, are country-specific. The non-alloy hot-rolled coil quota is a global quota. If the shipment quotas are exceeded, tariffs will be imposed. The tariffs applicable to shipments into the EU through March 28, 2003 were set at 17.5% for non-alloy hot-rolled coils and 26% for the other three products. For the period March 29, 2003 through March 28, 2004, these tariffs were reduced to 15.7% and 23.4%, respectively. On March 29, 2004, these tariffs will again be reduced to 14.1% and 21.0%, respectively. The safeguard measures are scheduled to expire on March 28, 2005. These measures will be terminated at such time that Slovakia becomes a member of the EU.

Safeguard proceedings similar to those pursued by the European Commission were subsequently commenced by Poland and Hungary. Provisional quota/tariff measures were imposed in Poland and Hungary. To date, the Czech Republic has neither imposed provisional safeguard measures nor announced definitive measures, which measures were replaced by similar definitive measures on March 8, 2003 (Poland) and March 28, 2003 (Hungary). On April 20, 2003, the Czech Republic's Trade Ministry published its decision dismissing the safeguard proceedings commenced in that country, based upon its conclusion that the conditions for the imposition of such measures were not met.

The impact on USSK of these trade actions in the EU and Central Europe cannot be predicted at this time. However, in light of market opportunities elsewhere, the recent dismissals of the EU hot-rolled coil anti-dumping case and the Czech Republic's safeguard proceedings and USSK's experience operating under the safeguard measures in place in the EU, Poland and Hungary, it appears unlikely that these matters will have a material adverse effect on USSK's operating profit in 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, CASH FLOWS AND LIQUIDITY

FINANCIAL CONDITION

SFAS No. 87 "Employer's Accounting for Pensions" provides that if, at any plan measurement date, the fair value of plan assets is less than the plan's accumulated benefit obligation ("ABO"), the sponsor must establish a minimum liability at least equal to the amount by which the ABO exceeds the fair value of the plan assets and any pension asset must be removed from the balance sheet. The sum of the liability and pension asset is offset by the recognition of an intangible asset and/or as a direct charge to stockholders' equity, net of tax effects. Such adjustments have no direct impact on earnings per share or cash. At December 31, 2002, the fair value of plan assets for the pension plan for union employees ("union plan") was $4.5 billion. Based on asset values as of December 31, 2002, the ABO for this plan exceeded the fair value of plan assets by $543 million. Consequently, required minimum liability adjustments were recorded, resulting in the recognition of an intangible asset of $414 million and a charge to equity, net of related tax effects, of $748 million at December 31, 2002.

CURRENT ASSETS at year-end 2002 increased $367 million from year-end 2001 primarily due to increased inventory balances related to higher operating rates and the continuing expansion of Straightline, higher trade receivables resulting from increased sales volumes in late 2002 as compared to the latter part of 2001, and an increase in cash and cash equivalents. These were partially offset by a decline in related party receivables mainly as a result of lower shipments and changes in the shipment mix to USS-POSCO.

NET PROPERTY, PLANT AND EQUIPMENT at year-end 2002 decreased $106 million from year-end 2001 primarily due to capital spending that was $92 million lower than depreciation, depletion and amortization.

The PENSION ASSET at year-end 2002 decreased $1,091 million from year-end 2001 primarily reflecting the elimination of the prepaid pension asset related to the union plan.

The INTANGIBLE PENSION ASSET of $414 million at December 31, 2002, resulted from the minimum liability adjustments that were recorded for the union plan.

OTHER NONCURRENT ASSETS of $144 million at year-end 2002 increased $63 million from year-end 2001 mainly as a result of an increase in restricted cash deposits primarily used to collateralize letters of credit to provide financial assurance.

CURRENT LIABILITIES at year-end 2002 increased $114 million from year-end 2001 primarily due to an increase in accounts payable as a result of higher operating levels in late 2002 as compared to the same period in 2001, and higher accrued taxes, partially offset by lower accounts payable to related parties primarily due to payment of a $54 million cash settlement to Marathon in accordance with the terms of the Separation.

LONG-TERM DEBT at December 31, 2002, was $1,408 million, $26 million lower than year-end 2001. The decrease in debt was primarily due to a repayment on the USSK loan in April 2002.

DEFERRED INCOME TAXES at December 31, 2002, reflected a decrease of $509 million from December 31, 2001. The change primarily resulted from the establishment of federal and state deferred tax assets related to the adjustment to the minimum liability for the union plan and the related intangible asset.

EMPLOYEE BENEFITS at December 31, 2002, increased $593 million from year-end 2001 primarily as a result of the $543 million minimum liability recorded for the union plan.

ADDITIONAL PAID-IN CAPITAL increased by $214 million from December 31, 2001, due to an equity offering of 10,925,000 common shares that was completed in May 2002, stock sales to the United States Steel Corporation Savings Fund Plan for Salaried Employees and sales through the Dividend Reinvestment and Stock Purchase Plan.

ACCUMULATED OTHER COMPREHENSIVE LOSS of $803 million at December 31, 2002, increased by $754 million from year-end 2001, primarily reflecting the $748 million charge to equity resulting from the minimum liability adjustment for the union plan.

CASH FLOWS

NET CASH PROVIDED FROM OPERATING ACTIVITIES was $279 million in 2002, a decrease of $390 million from 2001. Absent the favorable effects of the $819 million intergroup tax settlements from Marathon in 2001 as described below, net cash provided from operating activities in 2002 reflected an improvement of $429 million from 2001. This improvement primarily resulted from higher net income, partially offset by increased working capital requirements primarily as a result of higher operating levels.

Net cash provided from operating activities was $669 million in 2001, compared with net cash used in operating activities of $627 million in 2000. The significant improvement was primarily due to the receipt of favorable intergroup tax settlements from Marathon totaling $819 million in the 2001 period compared to a favorable intergroup settlement of $91 million in the 2000 period and the absence of $530 million of elective contributions to a Voluntary Employee Benefit Association ("VEBA") trust and to a non-union retiree life insurance trust. The $819 million tax settlement is reflected in net cash provided by operating activities primarily as favorable working capital changes of $364 million related to the settlement of the income tax receivable established in 2000 arising from tax attributes primarily generated in the year 2000; increases in net income of $426 million for tax benefits generated by U.
S. Steel in 2001; and net increases in all other items net of $15 million for state tax benefits generated in 2000. The last two items were included in the $441 million settlement with Marathon, which occurred in 2001 as a result of the Separation. Absent these intergroup tax settlements in 2001 and 2000 and the $530 million of elective contributions in 2000 to a VEBA trust and to a non-union retiree life insurance trust, net cash used in operating activities decreased by $38 million. Cash payments of employee benefit liabilities were lower in 2001 because $152 million was paid from assets held in trust, compared to $41 million in 2000. This change was primarily the result of approximately $112 million of funds from the VEBA trust being used to pay retiree medical and life insurance benefits for USWA retirees in 2001. In addition, working capital improved. These improvements were partially offset by decreased net income.

Net cash used in operating activities in 2000 was $627 million and reflected the $500 million elective contribution to a VEBA trust, a $30 million elective contribution to a non-union retiree life insurance trust and an income tax receivable from Marathon of $364 million. These unfavorable effects were partially offset by a $91 million income tax settlement with Marathon received in 2000 primarily for the year 1999 in accordance with the group tax allocation policy. The $500 million VEBA trust contribution has provided U. S. Steel with the flexibility to pay ongoing costs of providing USWA retiree health care and life insurance benefits from the VEBA trust instead of from corporate cash flow. At December 31, 2002, the Company had $195 million of the $500 million contribution remaining to offset future benefit payments and required VEBA contributions. U. S. Steel expects to use approximately $180 million of the remaining amount in 2003.

CAPITAL EXPENDITURES in 2002 were $258 million, including $97 million for USSK. Major projects in 2002 included the quench and temper line project at Lorain Tubular and various projects at USSK, including continued work on the new tinning and continuous annealing lines and the sinter plant dedusting project, completion of the scrap management and hot strip mill reheat furnace upgrade projects, commencement of work on a new dynamo line and installation of a vacuum degassing facility.

Capital expenditures of $287 million in 2001 included exercising a buyout option of a lease for half of the Gary Works No. 2 Slab Caster; repairs to the No. 3 blast furnace at the Mon Valley Works; work on the No. 2 stove at the No. 6 blast furnace at Gary Works; the completion of the replacement coke battery thruwalls at Gary Works; the completion of an upgrade to the Mon Valley Works cold reduction mill; systems development projects; and projects at USSK, including the tin mill expansion and the vacuum degasser project.

Capital expenditures of $244 million in 2000 included exercising an early buyout option of a lease for half of the Gary Works No. 2 Slab Caster; the continued replacement of coke battery thruwalls at Gary Works; installation of the remaining two coilers at the Gary Works hot strip mill; a blast furnace stove replacement at Gary Works; and the continuation of an upgrade to the Mon Valley Works cold reduction mill.

U. S. Steel's domestic contract commitments to acquire property, plant and equipment at December 31, 2002, totaled $24 million compared with $28 million at December 31, 2001.

USSK has a commitment to the Slovak government for a capital improvements program of $700 million, subject to certain conditions, over a period commencing with the acquisition date of November 24, 2000, and ending on December 31, 2010. The remaining commitments under this capital improvements program as of December 31, 2002, and December 31, 2001, were $541 million and $634 million, respectively.

Capital expenditures for 2003 are expected to be approximately $350 million, including approximately $100 million for USSK and $25 million for National. We are evaluating whether to advance approximately $20 million of capital spending for USSK currently planned for 2004. Major expenditures include completion of the installation of a new quench and temper line at Lorain Tubular; replacing the top stack on the Gary No. 8 blast furnace; and projects at USSK, including completion of the new tin and continuous annealing lines and the sinter plant dedusting project, and continued work on the new dynamo line, which is scheduled to start up in 2004. The amounts set forth above do not include capital expenditures that may be made in connection with the proposed acquisition of Sartid. For additional information, see "Outlook."

The preceding statement concerning expected 2003 capital expenditures is a forward-looking statement. This forward-looking statement is based on assumptions, which can be affected by (among other things) levels of cash flow from operations, general economic conditions, business conditions, availability of capital, whether or not assets are purchased or financed by operating leases, and unforeseen hazards such as weather conditions, explosions or fires, which could delay the timing of completion of particular capital projects. Accordingly, actual results may differ materially from current expectations in the forward-looking statement.

The ACQUISITION OF U. S. STEEL KOSICE consisted of cash payments of $38 million in 2002, $14 million in 2001 and net cash payments of $10 million in 2000, which reflected $69 million of cash payments less $59 million of cash acquired in the transaction. An additional payment of $38 million is to be made to VSZ in 2003 related to the purchase. The first quarter 2001 acquisition of East Chicago Tin and reorganization of Transtar were noncash transactions.

DISPOSAL OF ASSETS in 2002 consisted mainly of proceeds from the sale of U. S. Steel's investment in stock of VSZ which was previously discussed, and the sale/leaseback of certain assets.

RESTRICTED CASH--DEPOSITS of $72 million in 2002 were mainly used to collateralize letters of credit to meet financial assurance requirements.

INVESTEES--RETURN OF CAPITAL in 2001 of $13 million reflected a return of capital on the investment in stock of VSZ.

NET CHANGE IN ATTRIBUTED PORTION OF MARATHON CONSOLIDATED DEBT AND OTHER FINANCIAL OBLIGATIONS was a decrease of $74 million in 2001 compared to an increase of $1,208 million in 2000. The decrease in 2001 primarily reflected the net effects of cash provided from operating activities less cash used for investing activities and dividend payments. The increase in 2000 primarily reflected the net effects of cash used in operating activities, including a contribution to a VEBA trust, cash used in investing activities, dividend payments and preferred stock repurchases.

REPAYMENT OF SPECIFICALLY ATTRIBUTED DEBT in 2001 of $370 million was primarily due to the termination and repayment of the accounts receivable facility, which was accounted for as secured borrowing and specifically attributed to U. S. Steel prior to the Separation.

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SETTLEMENT WITH MARATHON of $54 million in 2002 reflected a cash payment made during the first quarter in accordance with the terms of the Separation.

REPAYMENT OF LONG-TERM DEBT in 2002 was mainly on the USSK loan.

COMMON STOCK ISSUED in 2002 reflected $192 million of net proceeds from U. S. Steel's equity offering completed in May 2002, proceeds from stock sales to the United States Steel Corporation Savings Fund Plan for Salaried Employees and sales through the Dividend Reinvestment and Stock Purchase Plan.

DIVIDENDS PAID in 2002 were $19 million, compared with $57 million in 2001 and $97 million in 2000. Dividends paid in 2002 reflected the quarterly dividend rate of $0.05 per share established by U. S. Steel after the Separation, and effective with the March 2002 payment. Dividends paid in 2001 decreased $40 million from year 2000 due to a decrease in the quarterly dividend rate from $0.25 to $0.10 per share paid to USX-U. S. Steel Group common stockholders, effective with the June 2001 payment. Dividends paid in 2001 and 2000 also included quarterly dividends on the 6.50% Cumulative Convertible Preferred Stock that was retained and repaid by Marathon as part of the Separation.

For discussion of restrictions on future dividend payments, see "Liquidity."

DEBT RATINGS

On January 9, 2003, Standard & Poor's Ratings Services placed its credit ratings for U. S. Steel on credit watch with negative implications. On the same day, Moody's Investors Service placed its ratings for U. S. Steel under review for possible downgrade and Fitch Ratings placed its ratings for U. S. Steel on rating watch negative. These actions followed U. S. Steel's announced bid for certain assets of National. For further discussion about the bid, see "Outlook."

As of January 9, 2003, Standard & Poor's, Moody's and Fitch Ratings have assigned BB, Ba3 and BB ratings, respectively, to U. S. Steel's senior unsecured debt.

LIQUIDITY

We intend to use the proceeds from this offering, the net proceeds from the offering of 7.00% Series B Mandatory Convertible Preferred Shares issued in February 2003 and sales of approximately $300 million of accounts receivable under our receivable sales program to finance the acquisition of substantially all of the assets of National.

In November 2001, U. S. Steel entered into a five-year Receivables Purchase Agreement with financial institutions. U. S. Steel established a wholly owned subsidiary, U. S. Steel Receivables LLC ("USSR"), which is a consolidated special-purpose, bankruptcy-remote entity that acquires, on a daily basis, eligible trade receivables generated by U. S. Steel and certain of its subsidiaries. USSR can sell an undivided interest in these receivables to certain commercial paper conduits. USSR pays the conduits a discount based on the conduits' borrowing costs plus incremental fees, certain of which are determined by credit ratings of U. S. Steel.

Fundings under the facility are limited to the lesser of eligible receivables or $400 million. We expect to enter into an amendment to the receivables sales program, which would increase fundings under the facility to the lesser of eligible receivables or $500 million effective upon the closing of the National transaction. Eligible receivables exclude certain obligors, amounts in excess of defined percentages for certain obligors, and amounts past due or due beyond a defined period. In addition, eligible receivables are calculated by deducting certain reserves,

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which are based on various determinants including concentration, dilution and loss percentages, as well as the credit ratings of U. S. Steel. As of December 31, 2002, U. S. Steel had $343 million of eligible receivables, none of which were sold.

While the term of the Receivables Purchase Agreement is five years, the facility also terminates on the occurrence and failure to cure certain events, including, among others, certain defaults with respect to the inventory facility described below and other debt obligations, any failure of USSR to maintain certain ratios related to the collectability of the receivables, and failure to extend the commitments of the commercial paper conduits' liquidity providers, which currently terminate on November 26, 2003.

In addition, U. S. Steel entered into a three-year revolving credit facility expiring December 31, 2004, that provides for borrowings of up to $400 million secured by all domestic inventory and related assets, including receivables other than those sold under the Receivables Purchase Agreement. The amount outstanding under the inventory facility cannot exceed the permitted "borrowing base," calculated on percentages of the value of eligible inventory. Borrowings under the facility bear interest at a rate equal to LIBOR or the prime rate plus an applicable margin determined by credit ratings of U. S. Steel. As of December 31, 2002, $397 million was available to U. S. Steel under the inventory facility. Effective upon the closing of the National transaction we will enter into a new revolving inventory credit facility, which provides for borrowings of up to $600 million. This facility expires in May 2007.

USSK has a $10 million short-term credit facility and a $40 million long-term credit facility. At December 31, 2002, $48 million was available under these facilities.

In July 2001, we issued $385 million of 10 3/4% senior notes due August 1, 2008 (the "Senior Notes"), and in September 2001, we issued an additional $150 million of Senior Notes. As of December 31, 2002, the aggregate principal amount of Senior Notes outstanding was $535 million.

The Senior Notes impose limitations on U. S. Steel's ability to make restricted payments. Restricted payments under the indenture include the declaration or payment of dividends on capital stock; the purchase, redemption or other acquisition or retirement for value of capital stock; the retirement of any subordinated obligations prior to their scheduled maturity; and the making of any investments other than those specifically permitted under the indenture. In order to make restricted payments, U. S. Steel must satisfy certain requirements which include a consolidated coverage ratio based on EBITDA and consolidated interest expense for the four most recent quarters. In addition, the total of all restricted payments made since the Senior Notes were issued, excluding up to $50 million of dividends paid on common stock through the end of 2003, cannot exceed the cumulative cash proceeds from the sale of capital stock and certain investments plus 50% of consolidated net income from October 1, 2001, through the most recent quarter-end treated as one accounting period, or, if there is a consolidated net loss for the period, less 100% of such consolidated net loss. A complete description of the requirements and defined terms such as restricted payments, EBITDA and consolidated net income can be found in the indenture for the Senior Notes that was filed as Exhibit 4(f) to U. S. Steel's Annual Report on Form 10-K for the year ended December 31, 2001.

As of December 31, 2002, U. S. Steel met the consolidated coverage ratio and had in excess of $90 million of availability to make restricted payments under the calculation described in the preceding paragraph. Also, exclusive of any limitations imposed, U. S. Steel can make aggregate dividend payments of up to $50 million on common stock from the third quarter of 2001 through the end of 2003, of which U. S. Steel has paid $38 million as of December 31,

2002. In addition to the remaining $12 million available through the end of 2003, U. S. Steel has the ability to make other restricted payments of up to $28 million as of December 31, 2002, which could also be used for dividend payments.
U. S. Steel's ability to declare and pay dividends or make other restricted payments in the future is subject to U. S. Steel's ability to continue to meet the consolidated coverage ratio and have amounts available under the calculation or one of the exclusions just discussed.

The Senior Notes also impose other significant restrictions on U. S. Steel such as the following: limits on additional borrowings, including limiting the amount of borrowings secured by inventories or accounts receivable; limits on sale/leasebacks; limits on the use of funds from asset sales and sale of the stock of subsidiaries; and restrictions on our ability to invest in joint ventures or make certain acquisitions. The new inventory credit facility includes a fixed charge coverage ratio, calculated as the ratio of operating cash flow to cash charges as defined in the agreement, of not less than 1.25 times on the last day of any fiscal quarter. This coverage ratio must be met if availability, as defined in the agreement, is less than $100 million.

If these covenants are breached or if U. S. Steel fails to make payments under our material debt obligations or the Receivables Purchase Agreement, creditors would be able to terminate their commitments to make further loans, declare their outstanding obligations immediately due and payable and foreclose on any collateral, and it may also cause termination events to occur under the Receivables Purchase Agreement and a default under the Senior Notes. Additional indebtedness that U. S. Steel may incur in the future may also contain similar covenants, as well as other restrictive provisions. Cross-default and cross-acceleration clauses in the Receivables Purchase Agreement, the Inventory Facility, the Senior Notes and any future additional indebtedness could have an adverse effect upon our financial position and liquidity.

U. S. Steel was in compliance with all of its debt covenants at March 31, 2003.

On February 10, 2003, U. S. Steel sold 5 million shares of 7.00% Series B Mandatory Convertible Preferred Shares. The Series B Preferred were issued under outstanding universal shelf registration statements. Proceeds from the offering will be used to pay a portion of the purchase price of the National transaction. Dividend payments related to the 5 million shares of Series B Preferred will be approximately $18 million per year. These dividends will be considered restricted payments under the Senior Note covenants described above; however, the amount U. S. Steel has available to make restricted payments increased by the $242 million of net proceeds received from the sale of the Series B Preferred. The number of common shares that could be issued upon conversion of the 5 million shares of Series B Preferred ranges from approximately 16.0 million shares to 19.2 million shares, based upon the timing of the conversion and the market price of U. S. Steel's common stock.

U. S. Steel has utilized surety bonds, trusts and letters of credit to provide financial assurance for certain transactions and business activities. The total amount of active surety bonds, trusts and letters of credit currently being used for financial assurance purposes is approximately $147 million. Events over the last two years have caused major changes in the surety bond market including significant increases in surety bond premiums and reduced market capacity. These factors, together with our non-investment grade credit rating, have caused U. S. Steel to replace some surety bonds with other forms of financial assurance. The use of other forms of financial assurance and collateral have a negative impact on liquidity. During 2002, U. S. Steel used $65 million of liquidity sources to provide financial assurance and expects to use $25 to $60 million of additional liquidity sources for these purposes in 2003, depending on the requirements of the various authorities involved. These amounts do not reflect any additional requirements for the acquired National facilities, which we currently expect to approximate $10 million.

The very high property taxes at U. S. Steel's Gary Works facility in Indiana continue to be detrimental to Gary Works' competitive position, both when compared to competitors in Indiana and with other steel facilities in the United States and abroad. U. S. Steel is a party to several property tax disputes involving Gary Works, including claims for refunds of approximately $65 million pertaining to tax years 1994-96 and 1999 and assessments of approximately $110 million in excess of amounts paid for the 2000 and 2001 tax years. In addition, interest may be imposed upon any final assessment. The disputes involve property values and tax rates and are in various stages of administrative appeals. U. S. Steel is vigorously defending against the assessments and pursuing its claims for refunds.

U. S. Steel was contingently liable for debt and other obligations of Marathon in the amount of $168 million as of December 31, 2002. In the event of the bankruptcy of Marathon, these obligations for which U. S. Steel is contingently liable, as well as obligations relating to Industrial Development and Environmental Improvement Bonds and Notes in the amount of $471 million that were assumed by U. S. Steel from Marathon, may be declared immediately due and payable. If that occurs, U. S. Steel may not be able to satisfy such obligations. In addition, if Marathon loses its investment grade ratings, certain of these obligations will be considered indebtedness under the Senior Notes indenture and for covenant calculations under the Inventory Facility. This occurrence could prevent U. S. Steel from incurring additional indebtedness under the Senior Notes or may cause a default under the inventory facility.

The following table summarizes U. S. Steel's liquidity as of December 31, 2002:

--------------------------------------------------------------------
(DOLLARS IN MILLIONS)
--------------------------------------------------------------------
  Cash and cash equivalents.................................  $  243
  Amount available under receivables purchase agreement.....     343
  Amount available under inventory facility.................     397
  Amounts available under USSK credit facilities............      48
                                                              ------
     Total estimated liquidity..............................  $1,031
--------------------------------------------------------------------

The following table summarizes U. S. Steel's pro forma liquidity as of December 31, 2002, after giving effect to the closing of the National transaction, the increase in the receivables sales program, the new inventory credit facility, and the issuance of 5,000,000 shares of Mandatory Convertible Preferred Shares, which were issued on February 10, 2003. This table does not reflect cash expended since December 31, 2002. The amounts available represent our estimates based on information currently available.

--------------------------------------------------------------------
(DOLLARS IN MILLIONS)
--------------------------------------------------------------------
  Cash and cash equivalents.................................  $  243
  Amount available under receivables purchase agreement.....     203
  Amount available under new inventory facility.............     597
  Amounts available under USSK credit facilities............      48
                                                              ------
     Total estimated pro forma liquidity....................  $1,091
--------------------------------------------------------------------

The following table summarizes U. S. Steel's contractual obligations at December 31, 2002, and the effect such obligations are expected to have on its liquidity and cash flow in future periods.

-------------------------------------------------------------------------------------------
                                                                     PAYMENTS DUE BY PERIOD
                                                -------------------------------------------
                                                                    2004      2006
                                                                 THROUGH   THROUGH   BEYOND
CONTRACTUAL OBLIGATIONS                         TOTAL     2003      2005      2007    2007
-------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)
Long-term debt and capital leases(a)..........  $1,438    $ 26    $ 50      $ 61     $1,301
Operating leases(b)...........................     499      82     165        86        166
Capital commitments(c)........................     565      14      10       241        300
Environmental commitments(c)..................     135      28      --        --        107(d)
Usher Separation bonus(c).....................       3      --       3        --
Additional consideration for USSK
  purchase(e).................................      38      38      --        --         --
Other post-retirement benefits................        (f)   40     435       520           (f)
                                                -------------------------------------------
     Total contractual obligations............        (g) $228    $663      $908           (g)
-------------------------------------------------------------------------------------------

(a) See Note 11 to U. S. Steel's financial statements included elsewhere in this prospectus.

(b) See Note 17 to U. S. Steel's financial statements included elsewhere in this prospectus.

(c) See Note 25 to U. S. Steel's financial statements included elsewhere in this prospectus.

(d) Timing of potential cash outflows is not determinable.

(e) See Note 14 to U. S. Steel's financial statements included elsewhere in this prospectus.

(f) U. S. Steel accrues an annual cost for these benefit obligations under plans covering its active and retiree populations in accordance with generally accepted accounting principles. These obligations will require corporate cash in future years to the extent that trust assets are restricted or insufficient and to the extent that company contributions are required by law or union labor agreement. Amounts in the year 2003 through 2007 reflect our current estimate of corporate cash outflows and are net of the use of funds available from a VEBA trust. The accuracy of this forecast of future cash flows depends on various factors such as actual asset returns, the mix of assets within the asset trusts, medical escalation and discount rates used to calculate obligations, the availability of surplus pension assets allowable for transfer to pay retiree medical claims and company decisions or VEBA restrictions that impact the timing of the use of trust assets. Also, as such, the amounts shown could differ significantly from what is actually expended and, at this time, it is impossible to make an accurate prediction of cash requirements beyond five years.

(g) Amount of contractual cash obligations is not determinable because other post-retirement benefit cash obligations are not estimable beyond five years, as discussed in (f) above.

Contingent lease payments have been excluded from the above table. Contingent lease payments relate to operating lease agreements that include a floating rental charge, which is associated to a variable component. Future contingent lease payments are not determinable to any degree of certainty. Additionally, recorded liabilities related to deferred income taxes and other liabilities that may have an impact on liquidity and cash flow in future periods are excluded from the above table.

The following table summarizes contractual obligations of U. S. Steel in respect of leased assets related to the National transaction.

--------------------------------------------------------------------------------------------
                                                                      PAYMENTS DUE BY PERIOD
                                               ---------------------------------------------
CONTRACTUAL OBLIGATIONS                        TOTAL    2003    2004    2005    2006    2007
--------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)
Capital leases...............................  $  4     $ 2     $ 2      --      --     $--
Operating leases.............................   136      30      37     $33     $33      28
--------------------------------------------------------------------------------------------

Pension obligations have been excluded from the above table. With the ratification of the new labor agreement and the purchase of National's assets,
U. S. Steel intends to merge its pension plan for union employees and its pension plan for nonunion employees. After the merger, U. S. Steel does not anticipate that it will be able to transfer surplus plan assets to reimburse retiree medical expenses as it has done for several years from its nonunion pension plan. In 2002, this transfer totaled $18 million. Preliminary funding valuations indicate that the merged plan will not require cash funding for the 2003 or 2004 plan years. Thereafter, we broadly estimate annual funding requirements of approximately $90 million per year. We may also make voluntary contributions in one or more future periods in order to mitigate potentially larger required contributions in later years. The actual level of funding will depend upon various factors such as future asset performance, the level of interest rates used to measure ERISA minimum funding levels, the impacts of business acquisitions or sales, union negotiated changes, the impact of the expected downsizing of the workforce and future government regulation. Any such funding requirements could have an unfavorable impact on U. S. Steel's debt covenants, borrowing arrangements and cash flows.

The following table summarizes U. S. Steel's commercial commitments at December 31, 2002, and the effect such commitments could have on its liquidity and cash flow in future periods.

-------------------------------------------------------------------------------------------
                                                             SCHEDULED REDUCTIONS BY PERIOD
                                                 ------------------------------------------
                                                                    2004      2006
                                                                 THROUGH   THROUGH   BEYOND
COMMERCIAL COMMITMENTS                            TOTAL   2003      2005      2007     2007
-------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)
Standby letters of credit(a)...................  $   64   $ 50   $     9   $    --   $    5(c)
Surety bonds(a)................................      73     46        --        --       27(c)
Funded trusts(a)...............................       7      7        --        --       --
Clairton 1314B partnership(a)(b)(d)............     150     --        --        --      150(c)
Guarantees of indebtedness of unconsolidated
  entities(a)(d)...............................      27      3         9         6        9
Contingent liabilities:
  --Marathon obligations(a)(d).................     168     29        39        41       59
  --Unconditional purchase obligations(e)......     717    170       368       141       38
                                                 ------------------------------------------
     Total commercial commitments..............  $1,206   $305   $   425   $   188   $  288
-------------------------------------------------------------------------------------------

(a) Reflects a commitment or guarantee for which future cash outflow is not considered likely.

(b) See Note 15 to U. S. Steel's financial statements included elsewhere in this prospectus.

(c) Timing of potential cash outflows is not determinable.

(d) See Note 25 to U. S. Steel's financial statements included elsewhere in this prospectus.

(e) Reflects contractual purchase commitments ("take or pay" arrangements) primarily for purchases of substrate and certain energy sources.

Following the acquisition of National, we may also have commitments for surety bonds and similar obligations related to the acquired business. In addition, we expect to enter into an agreement with the owner of a coke-making facility located at one of National's plants to purchase coke made at that facility. National purchased approximately $100 million of coke from that facility in 2002 under a contract that we did not assume.

In October 2002, U. S. Steel granted an option to purchase its shares of VSZ. U.
S. Steel subsequently sold these shares. Cash proceeds of $31 million were received in consideration for the option and the sale of the shares, which resulted in a pre-tax gain of $20 million in the fourth quarter. U. S. Steel previously accounted for its investment in VSZ under the cost method.

U. S. Steel management believes that U. S. Steel's liquidity will be adequate to satisfy its obligations for the foreseeable future, including obligations to complete currently authorized capital spending programs. Future requirements for
U. S. Steel's business needs, including the funding of capital expenditures, debt service for outstanding financings, and any amounts that may ultimately be paid in connection with contingencies, are expected to be financed by a combination of internally generated funds (including asset sales), proceeds from the sale of stock, borrowings and other external financing sources. However, there is no assurance that our business will generate sufficient operating cash flow or that external financing sources will be available in an amount sufficient to enable us to service or refinance our indebtedness or to fund other liquidity needs. If there is a prolonged delay in the recovery of the manufacturing sector of the U.S. economy, U. S. Steel believes that it can maintain adequate liquidity through a combination of deferral of nonessential capital spending, sales of non-strategic assets and other cash conservation measures.

U. S. Steel management's opinion concerning liquidity and U. S. Steel's ability to avail itself in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include the performance of U. S. Steel (as measured by various factors including cash provided from operating activities), levels of inventories and accounts receivable, the state of worldwide debt and equity markets, investor perceptions and expectations of past and future performance, the overall U.S. financial climate, and, in particular, with respect to borrowings, the level of U. S. Steel's outstanding debt and credit ratings by rating agencies.

Derivative instruments

See "--Quantitative and qualitative disclosures about market risk" for discussion of derivative instruments and associated market risk for U. S. Steel.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF ENVIRONMENTAL MATTERS, LITIGATION AND CONTINGENCIES

U. S. Steel has incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. In recent years, these expenditures have been mainly for process changes in order to meet Clean Air Act obligations, although ongoing compliance costs have also been significant. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of U. S. Steel's products and services, operating results will be adversely affected. U. S. Steel believes that its major domestic integrated steel competitors are confronted by substantially similar conditions and thus does not believe that its relative position with regard to such competitors is materially affected by the impact of environmental laws and regulations. However, the costs and operating restrictions necessary for compliance with environmental laws and regulations may have an adverse effect on U. S. Steel's competitive position with regard to domestic mini-mills and some foreign steel producers and producers of materials which compete with steel, which may not be required to undertake equivalent costs in their operations. In addition, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities and its production methods.

USSK is subject to the laws of the Slovak Republic. The environmental laws of the Slovak Republic generally follow the requirements of the EU, which are comparable to domestic standards. USSK has also entered into an agreement with the Slovak government to bring, over time, its facilities into EU environmental compliance.

U. S. Steel's environmental expenditures for the last three years were (a):

----------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                         2002    2001    2000
----------------------------------------------------------------------------------
Domestic:
  Capital...................................................  $  4    $  5    $ 18
  Compliance
     Operating & maintenance................................   171     184     194
     Remediation(b).........................................    36      26      18
                                                              --------------------
       Total Domestic.......................................  $211    $215    $230
USSK:
  Capital...................................................  $ 10    $ 10    $ --
  Compliance
     Operating & maintenance................................     8       6      --
     Remediation............................................     1      --      --
                                                              --------------------
       Total Domestic and USSK..............................  $230    $231    $230
----------------------------------------------------------------------------------

(a) Based on previously established U.S. Department of Commerce survey guidelines.

(b) These amounts include spending charged against remediation reserves, net of recoveries where permissible, but do not include noncash provisions recorded for environmental remediation.

U. S. Steel's environmental capital expenditures accounted for 5% of total capital expenditures in 2002 and 2001, and 7% in 2000.

Compliance expenditures represented 3% of U. S. Steel's total costs and expenses in 2002 and 2001, and 4% of U. S. Steel's total costs and expenses in 2000. Remediation spending during 2000 to 2002 was mainly related to remediation activities at former and present operating locations. These projects include remediation of contaminated sediments in a river that receives discharges from Gary Works and the closure of permitted hazardous and non-hazardous waste landfills.

The Resource Conservation and Recovery Act ("RCRA") establishes standards for the management of solid and hazardous wastes. Besides affecting current waste disposal practices, RCRA also addresses the environmental effects of certain past waste disposal operations, the recycling of wastes and the regulation of storage tanks.

U. S. Steel is in the study phase of RCRA corrective action programs at its Fairless Plant and its former Geneva Works. A RCRA corrective action program has been initiated at Gary Works and Fairfield Works. Until the studies are completed at these facilities, U. S. Steel is unable to estimate the total cost of remediation activities that will be required.

On October 23, 1998, a final Administrative Order on Consent was issued by the U.S. Environmental Protection Agency ("EPA") addressing Corrective Action for Solid Waste Management Units throughout Gary Works. This order requires U. S. Steel to perform a RCRA Facility Investigation ("RFI") and a Corrective Measure Study ("CMS") at Gary Works. The Current Conditions Report, U. S. Steel's first deliverable, was submitted to the EPA in January

1997 and was approved by the EPA in 1998. Phase I RFI work plans have been approved for the Coke Plant, the Process Sewers, and Background Soils at the site, along with the approval of one self-implementing interim stabilization measure. Another eight Phase I RFI work plans have been submitted for EPA approval, thereby completing the Phase I requirement, along with two Phase II RFI work plans and one further self-implementing interim stabilization measure. The costs of these studies are estimated to be $5.8 million. Until they are completed, it is impossible to assess what additional expenditures will be necessary.

At Gary Works, U. S. Steel has agreed to close three hazardous waste disposal sites located on plant property. The D2 disposal site and a nearby refuse area will be closed collectively. A Corrective Action Management Unit ("CAMU") for the West End Maintenance Area of Gary Works has been proposed that will include wastes from the D5 and T2 disposal sites. Total costs to close D2, D5, T2 and the refuse area are estimated to be $18.8 million.

In January 1992, U. S. Steel commenced negotiations with the EPA regarding the terms of an Administrative Order on consent, pursuant to the RCRA, under which
U. S. Steel would perform a RFI and a CMS at its Fairless Plant. A Phase I RFI report was submitted during the third quarter of 1997. A Phase II/III RFI will be submitted following EPA approval of the Phase I report. The RFI/CMS will determine whether there is a need for, and the scope of, any remedial activities at the Fairless Plant.

In December 1995, U. S. Steel reached an agreement in principle with the EPA and the U.S. Department of Justice ("DOJ") with respect to alleged RCRA violations at Fairfield Works. A consent decree was signed by U. S. Steel, the EPA and the DOJ and filed with the United States District Court for the Northern District of Alabama (United States of America v. USX Corporation) on December 11, 1997, under which U. S. Steel will pay a civil penalty of $1 million, implement two Supplemental Environmental Projects ("SEPs") costing a total of $1.75 million and implement a RCRA corrective action at the facility. One SEP was completed during 1998 at a cost of $250,000. The second SEP is under way. As of February 22, 2000, the Alabama Department of Environmental Management assumed primary responsibility for regulation and oversight of the RCRA corrective action program at Fairfield Works, with the approval of the EPA. The first Phase I RFI work plan was approved for the site on September 16, 2002. Field sampling for the work plan commenced immediately after approval and will continue through the end of 2003. The cost to complete this study is estimated to be $657,000.

U. S. Steel has been notified that it is a potentially responsible party ("PRP") at 21 waste sites under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") as of December 31, 2002. In addition, there are 13 sites related to U. S. Steel where it has received information requests or other indications that it may be a PRP under CERCLA but where sufficient information is not presently available to confirm the existence of liability or make any judgment as to the amount thereof. There are also 37 additional sites related to
U. S. Steel where remediation is being sought under other environmental statutes, both federal and state, or where private parties are seeking remediation through discussions or litigation. At many of these sites, U. S. Steel is one of a number of parties involved and the total cost of remediation, as well as U. S. Steel's share thereof, is frequently dependent upon the outcome of investigations and remedial studies. U. S. Steel accrues for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required.

In October 1996, U. S. Steel was notified by the Indiana Department of Environmental Management ("IDEM") acting as lead trustee, that IDEM and the U.S. Department of the Interior had concluded a preliminary investigation of potential injuries to natural resources related to releases of hazardous substances from various municipal and industrial sources along the east branch of the Grand Calumet River and Indiana Harbor Canal. The public trustees completed a pre-assessment screen pursuant to federal regulations and have determined to perform a Natural Resource Damages Assessment. U. S. Steel was identified as a PRP along with 15 other companies owning property along the river and harbor canal. U. S. Steel and eight other PRPs have formed a joint defense group. The trustees notified the public of their plan for assessment and later adopted the plan. In 2000, the trustees concluded their assessment of sediment injuries, which included a technical review of environmental conditions. The PRP joint defense group has proposed terms for the settlement of this claim, which have been endorsed by representatives of the trustees and the EPA to be included in a consent decree that U. S. Steel expects will resolve this claim. U. S. Steel agreed to pay to the public trustees $20.5 million over a five-year period for restoration costs, plus $1.0 million in assessment costs, and obtained an 8-acre parcel of land that has been transferred to the Indiana Department of Natural Resources for addition to the Indiana Dunes National Lakeshore Park owned by the National Park Service. No formal legal proceedings have been filed in this matter.

On January 26, 1998, pursuant to an action filed by the EPA in the United States District Court for the Northern District of Indiana titled United States of America v. USX Corporation, U. S. Steel entered into a consent decree with the EPA which resolved alleged violations of the Clean Water Act National Pollution Discharge Elimination System ("NPDES") permit at Gary Works and provides for a sediment remediation project for a section of the Grand Calumet River that runs through Gary Works. Contemporaneously, U. S. Steel entered into a consent decree with the public trustees, which resolves potential liability for natural resource damages on the same section of the Grand Calumet River. In 1999, U. S. Steel paid civil penalties of $2.9 million for the alleged water act violations and $0.5 million in natural resource damages assessment costs. In addition, U.
S. Steel will pay the public trustees $1.0 million at the end of the remediation project for future monitoring costs and U. S. Steel is obligated to purchase and restore several parcels of property that have been or will be conveyed to the trustees. During the negotiations leading up to the settlement with the EPA, capital improvements were made to upgrade plant systems to comply with the NPDES requirements. As of December 31, 2002, the sediment remediation project is an approved final interim measure under the corrective action program for Gary Works. As of December 31, 2002, project costs have amounted to $29.1 million with another $14.2 million presently projected to complete the project, over the next 12 months. Construction began in January 2002 on a CAMU to contain the dredged material. The Toxic Substances Control Act unit within the CAMU is complete; the remaining construction was completed in February 2003. Phase 1 removal of PCB-contaminated sediment was conducted in December 2002. Dredging resumed in February 2003 and will continue until dredging on the river is concluded, which is expected to occur in October 2003. Closure costs for the CAMU are estimated to be an additional $4.9 million.

At the former Duluth Works in Minnesota, U. S. Steel spent a total of approximately $12.1 million through 2002. The Duluth Works was listed by the Minnesota Pollution Control Agency under the Minnesota Environmental Response and Liability Act on its Permanent List of Priorities. The EPA has consolidated and included the Duluth Works site with the other sites on the EPA's National Priorities List. The Duluth Works cleanup has proceeded since 1989. U. S. Steel is conducting an engineering study of the estuary sediments. Depending upon the method and extent of remediation at this site, future costs are presently unknown and indeterminable. Additional study and oversight costs through 2003 are estimated at $765,000.

In 1997, USS/Kobe, a joint venture between U. S. Steel and Kobe Steel, Ltd. ("Kobe"), was the subject of a multi-media audit by the EPA that included an air, water and hazardous waste compliance review. USS/Kobe and the EPA entered into a tolling agreement pending issuance of the final audit and commenced settlement negotiations in July 1999. In August 1999, the steelmaking and bar producing operations of USS/Kobe were combined with companies controlled by Blackstone Capital Partners II to form Republic. The tubular operations of USS/ Kobe were transferred to a newly formed entity, Lorain Tubular Company, LLC ("Lorain Tubular"), which operated as a joint venture between U. S. Steel and Kobe until December 31, 1999, when U. S. Steel purchased all of Kobe's interest in Lorain Tubular. Republic and U. S. Steel are continuing negotiations with the EPA. Most of the matters raised by the EPA relate to Republic's facilities; however, air discharges from U. S. Steel's No. 3 seamless pipe mill have also been cited. U. S. Steel will be responsible for matters relating to its facilities. The final report and citations from the EPA have not been issued.

On February 12, 1987, U. S. Steel and the Pennsylvania Department of Environmental Resources ("PADER") entered into a Consent Order to resolve an incident in January 1985 involving the alleged unauthorized discharge of benzene and other organic pollutants from Clairton Works in Clairton, Pennsylvania. That Consent Order required U. S. Steel to pay a penalty of $50,000 and a monthly payment of $2,500 for five years. In 1990, U. S. Steel and the PADER reached agreement to amend the Consent Order. Under the amended Order, U. S. Steel agreed to remediate the Peters Creek Lagoon, a former coke plant waste disposal site; to pay a penalty of $300,000; and to pay a monthly penalty of up to $1,500 each month until the former disposal site is closed. Remediation costs have amounted to $10.2 million with another $1.4 million presently projected to complete the project.

In 1988, U. S. Steel and two other PRPs (Bethlehem Steel Corporation and William Fiore) agreed to the issuance of an administrative order by the EPA to undertake emergency removal work at the Municipal & Industrial Disposal Co. site in Elizabeth Township, Pennsylvania. The cost of such removal, which has been completed, was approximately $4.2 million, of which U. S. Steel paid $3.4 million. The EPA indicated that further remediation of this site would be required. In October 1991, the PADER placed the site on the Pennsylvania State Superfund list and began a Remedial Investigation, which was issued in 1997. After a feasibility study by the Pennsylvania Department of Environmental Protection ("PADEP") and submission of a conceptual remediation plan in 2001 by
U. S. Steel, U. S. Steel submitted a revised conceptual remedial action plan on May 31, 2002. U. S. Steel and PADEP signed a consent decree on August 30, 2002, under which U. S. Steel is responsible for remediation of this site. This consent decree has been noticed for public comments. U. S. Steel estimates its future liability at the site to be $6.8 million.

In September 2001, U. S. Steel agreed to an Administrative Order on Consent with the State of North Carolina for the assessment and cleanup of a Greensboro, North Carolina fertilizer manufacturing site. The site was owned by Armour Agriculture Chemical Company (now named Viad) from 1912 to 1968. U. S. Steel owned the site from 1968 to 1986 and sold the site to LaRoche Industries in 1986. The agreed order allocated responsibility for assessment and cleanup costs as follows: Viad--48%, U. S. Steel--26% and LaRoche--26%; and LaRoche was

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appointed to be the lead party responsible for conducting the cleanup. In March
2001, U. S. Steel was notified that LaRoche had filed for protection under the bankruptcy law. On August 23, 2001, the allocation of responsibility for this site assessment and cleanup and the cost allocation was approved by the bankruptcy court in the LaRoche bankruptcy. The estimated remediation costs are $4.4 million to $5.7 million. U. S. Steel's estimated share of these costs is $1.6 million.

New or expanded environmental requirements, which could increase U. S. Steel's environmental costs, may arise in the future. U. S. Steel intends to comply with all legal requirements regarding the environment, but since many of them are not fixed or presently determinable (even under existing legislation) and may be affected by future legislation, it is not possible to predict accurately the ultimate cost of compliance, including remediation costs which may be incurred and penalties which may be imposed. However, based on presently available information, and existing laws and regulations as currently implemented, U. S. Steel does not anticipate that environmental compliance expenditures (including operating and maintenance and remediation) will materially increase in 2003. U.
S. Steel's environmental capital expenditures are expected to be approximately $28 million in 2003 primarily related to projects at USSK (approximately $16 million), Gary Works and Fairfield Works. Predictions beyond 2003 can only be broad-based estimates, which have varied, and will continue to vary, due to the ongoing evolution of specific regulatory requirements, the possible imposition of more stringent requirements and the availability of new technologies to remediate sites, among other matters. Based upon currently identified projects,
U. S. Steel anticipates that environmental capital expenditures will be approximately $68 million in 2004 including $55 million for USSK; however, actual expenditures may vary as the number and scope of environmental projects are revised as a result of improved technology or changes in regulatory requirements and could increase if additional projects are identified or additional requirements are imposed.

We are a defendant in a large number of cases in which approximately 14,000 claimants actively allege injury resulting from exposure to asbestos. Almost all of these cases involve multiple plaintiffs and multiple defendants. These claims fall into three major groups: (1) claims made under certain federal and general maritime laws by employees of the Great Lakes Fleet or Intercoastal Fleet, former operations of U. S. Steel; (2) claims made by persons who performed work at U. S. Steel facilities (referred to as "premises claims"); and (3) claims made by industrial workers allegedly exposed to an electrical cable product formerly manufactured by U. S. Steel. While U. S. Steel has excess casualty insurance, these policies have multi-million dollar self insured retentions and, to date, U. S. Steel has not received any payments under these policies relating to asbestos claims. In most cases, this excess casualty insurance is the only insurance applicable to asbestos claims.

These cases allege a variety of respiratory and other diseases based on alleged exposure to asbestos contained in a U. S. Steel electric cable product or to asbestos on U. S. Steel's premises; approximately 200 plaintiffs allege they are suffering from mesothelioma. Virtually all asbestos cases seek money damages from multiple defendants. U. S. Steel is unable to provide meaningful disclosure about the total amount of such damages alleged in these cases for the following reasons: (1) many cases do not claim a specific demand for damages, or contain a demand that is stated only as being in excess of the minimum jurisdictional limit of the relevant court; (2) even where there are specific demands for damages, there is no meaningful way to determine what amount of the damages would or could be assessed against any particular defendant; (3) plaintiffs' lawyers often allege the same amount of damages irrespective of the specific harm that has been alleged, even though the ultimate outcome of

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any claim may depend upon the actual disease, if any, that the plaintiff is able to prove and the actual exposure, if any, to the U. S. Steel product or the duration of exposure, if any, on U. S. Steel's premises. U. S. Steel believes the amount of any damages alleged in the complaints initially filed in these cases is not relevant in assessing our potential liability.

U. S. Steel aggressively pursues grounds for the dismissal of U. S. Steel from pending cases and we make efforts to settle appropriate cases for reasonable, and frequently nominal, amounts. For example, in 2000, we settled 22 claims for an aggregate total payment of approximately $80,000; in 2001, we settled approximately 11,000 claims for an aggregate total payment of approximately $190,000; and, in 2002, we settled approximately 1,100 claims for an aggregate total payment of approximately $700,000. In those three years, 3,860, 1,679 and 842, respectively, new claims were filed.

We also litigate cases to verdict where we believe that litigation is appropriate. Until March 2003, we were successful in all asbestos cases that we tried to final judgment. On March 28, 2003, a jury in Madison County, Illinois returned a verdict against U. S. Steel for $50 million in compensatory damages and $200 million in punitive damages. The plaintiff, an Indiana resident, alleged he was exposed to asbestos while working as a U. S. Steel employee at our Gary Works in Gary, Indiana from 1950 to 1981 and that he suffers from mesothelioma as a result. U. S. Steel believes the plaintiff's exclusive remedy was provided by the Indiana workers' compensation law and that this issue and other errors at trial would have enabled U. S. Steel to succeed on appeal. However, in order to avoid the delay and uncertainties of further litigation and having to post an appeal bond equal to the amount of the verdict and to allow U.
S. Steel to actively pursue its current acquisition activities and other strategic initiatives, U. S. Steel settled this case and the settlement was reflected in financial results for the first quarter of 2003.

Management views the Madison County verdict as aberrational and continues to believe that it is unlikely that the resolution of the pending asbestos actions against us would have a material adverse effect on our financial condition. Among the factors considered in reaching this conclusion were: (1) that U. S. Steel had been subject to a total of approximately 34,000 asbestos claims over the last 12 years that had been administratively dismissed or were inactive due to the failure of the claimants to present any medical evidence supporting their claims; (2) that over the last several years, the total number of pending claims had remained steady; (3) that it had been many years since U. S. Steel employed maritime workers or manufactured electrical cable; and (4) U. S. Steel's history of trial outcomes, settlements and dismissals, including such matters since the March 28 jury decision. Management concluded the recent verdict in Madison County, Illinois was an aberration and that the likelihood of similar results is remote, although not impossible.

This statement of belief is a forward-looking statement. Predictions as to the outcome of pending litigation are subject to substantial uncertainties with respect to (among other things) factual and judicial determinations, and actual results could differ materially from those expressed in this forward-looking statement. We do not know whether the jury verdict described above will have any impact upon the number of claims filed against us in the future or on the amount of future settlements.

U. S. Steel is the subject of, or a party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. The ultimate resolution of these contingencies could, individually or in the aggregate, be material to the U. S. Steel Financial Statements. However, management

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believes that U. S. Steel will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably to
U. S. Steel.

OUTLOOK

Looking ahead, even though U. S. Steel is experiencing a softening of the order book that is expected to have an impact late in the second quarter, shipments for the Flat-rolled segment are expected to improve somewhat from first quarter levels. Second quarter average realized prices are expected to decline slightly primarily due to weakening spot markets. Second quarter natural gas prices, while significantly higher than in last year's second quarter, are expected to decline from the first quarter of 2003. Costs in the second quarter will be negatively impacted by approximately $40 million for scheduled repair outages for U. S. Steel's largest blast furnace, the hot strip mill and other major units at Gary Works. For full-year 2003, Flat-rolled shipments are expected to approximate 10.0 million net tons.

For the Tubular segment, second quarter shipments are projected to be up moderately from the first quarter, and the average realized price is expected to be slightly lower than in the first quarter. Shipments for full-year 2003 are expected to be approximately 1.0 million net tons. The new quench and temper line at Lorain Tubular will commence start-up in May with full facility availability expected in July.

USSK second quarter shipments are expected to be about equal to shipments in the first quarter 2003. Shipments for the full year are projected to be approximately 4.4 million net tons. USSK's second quarter average realized price is expected to increase compared to first quarter 2003 due to an April 1, 2003, price increase of 20 euros per metric ton for all products. This increase will be partially offset by an unfavorable change in product mix projected for the second quarter. A new continuous annealing line is currently being commissioned and will be fully operational by the end of the second quarter. It is expected to reach full production during the third quarter when a new electrolytic tinning line commences operation.

NATIONAL STEEL

Based on a preliminary assessment, U. S. Steel expects annual acquisition synergies of at least $200 million within two years of completing the transaction. These synergies do not include the effect of the elimination of costs related to National's pension and retiree medical and life insurance plans, which have not been assumed by U. S. Steel, the reduction in depreciation as a result of a reduced basis in the assets acquired from National, or savings related to application of the new labor contract to existing U. S. Steel facilities. These synergies are expected to result from a number of actions including increased scheduling and operating efficiencies, the elimination of redundant overhead costs, the reduction of freight costs and the effects of the new labor contract as it relates to active employees at the acquired National facilities. For further discussion of the new labor contract, see "--USWA agreement."

SARTID

Beginning in March 2002 and continuing throughout the year, USSK entered into various commercial arrangements with Sartid, an integrated steel company with facilities located in Smederevo and Sabac in the Republic of Serbia. Tolling agreements provide for the conversion of cold-rolled full hard into tin-coated products, and raw materials into hot-rolled bands and other finished products. USSK retains ownership of these materials and markets all of the

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finished products. A facility management agreement requires USSK to provide management oversight of Sartid's tin processing facilities in Sabac.

On July 30, 2002, Sartid was placed into bankruptcy and shortly thereafter the bankruptcy administrator affirmed USSK's agreements with Sartid. At the request of the bankruptcy administrator, a Commercial and Technical Support Agreement was entered into on November 8, 2002, between USSK and the bankruptcy administrator, under which USSK has been retained to provide commercial, technical and financial support as necessary to assist the bankruptcy administrator in the operation of the Smederevo Facility.

On March 31, 2003, U. S. Steel Balkan, a wholly-owned U. S. Steel subsidiary, agreed to purchase out of bankruptcy Sartid a.d. and six of its subsidiaries for a total purchase price of $23 million. This transaction, which is targeted for completion during the third quarter of 2003, is subject to several conditions, including the successful completion of anti-monopoly review by competition authorities in several countries.

In a related agreement, which will become effective upon the completion of the acquisition, U. S. Steel Balkan will commit to future spending of up to $150 million over five years for working capital and the repair, rehabilitation, improvement, modification and upgrade of the facilities. A portion of this spending is subject to certain conditions related to Sartid's commercial operations, cash flow and viability. In addition, U. S. Steel Balkan has agreed to refrain from layoffs for a period of three years. Sartid has approximately 9,000 employees. The agreement requires U. S. Steel Balkan to obtain the consent of the Serbian government prior to a transfer of a controlling interest of Sartid within five years of the closing date. U. S. Steel Balkan will conduct economic development activities over the course of three years and spend no less than $1.5 million on these efforts U. S. Steel Balkan and has agreed to support community, charitable and sport activities in a total amount of not less than $5 million during the three-year period following closing of the transaction.

Sartid's production facilities include an integrated mill with annual raw steel design production capability of 2.4 million net tons, although Sartid is currently operating at less than half of capacity. Sartid's steel production has averaged 500,000 tons per year during the past two years, which is substantially below design capacity due to Sartid's financial difficulties. U. S. Steel believes that with needed rehabilitation and investments, Sartid's long-term raw steelmaking capability could be increased to slightly more than 2 million tons per year. Sartid primarily produces sheet products and its tinning facility has an annual capability of 130,000 tons.

POLSKIE HUTY STALI

On April 22, 2003, U. S. Steel submitted a confidential offer to the Government of Poland for the purchase of Polskie Huty Stali S.A. ("PHS"), the government-owned steel Company. PHS operates four facilities including the two largest integrated steel mills in Poland, which currently have annual raw steel production capability of approximately 9.0 million tons. PHS's steelmaking capability is expected to be reduced as a result of negotiations related to Poland's accession into the European Union. PHS primarily produces blooms, rails, wire and other long products, as well as sheet products. PHS has debts of approximately $1.4 billion, much of which is owed to other government entities. A senior Polish official has stated that the Polish government is seeking an investor to (i) restructure PHS debt which is expected to be in an amount between $350 million and $600 million, (ii) make a capital infusion of approximately $150 million, and (iii) honor the commitments made by the Polish government to the European

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Union concerning PHS, the most significant of which include capability reductions to approximately 8 million tons, personnel reductions, and making certain specified capital investments. U. S. Steel broadly estimates the cost of required capital projects required under the European Union agreement to be between $300 million and $350 million through 2006. The Polish government has announced that two final bids have been submitted and that it will commence further discussions with one or more bidders in May 2003. U. S. Steel expects that such discussions will be substantial but cannot predict whether the Polish government will engage in discussions with U. S. Steel, the timing of such negotiations, and the final terms of any agreement. We do not know whether additional bidders will emerge.

DISPOSITIONS

U. S. Steel is negotiating an asset purchase agreement to sell all of the coal and related assets associated with U. S. Steel Mining Company's West Virginia and Alabama mines for approximately $57 million. U. S. Steel anticipates that this sale will result in a pre-tax loss of approximately $9 million. The loss reflects approximately $36 million of other obligations related to lease expense prepaid by the buyer and certain fee and inventory purchase commitments, and indemnification provided by U. S. Steel. In addition, U. S. Steel remains secondarily liable for the withdrawal fee in the event the purchaser withdraws from the multiemployer pension plan covering employees of the mining business within five years of the closing date. The withdrawal fee is currently broadly appraised at approximately $80 million. Furthermore, potential material incremental employee liabilities could be required to be recorded should the buyer have a plan to reduce the workforce which would increase the loss on sale. In addition to the loss on the sale of these assets, we will recognize the present value of obligations related to a multiemployer health care benefit plan created by the Coal Industry Retiree Health Benefit Act of 1992. These obligations, which were broadly estimated to be $76 million at December 31, 2002 and would result in an extraordinary loss of approximately $50 million on an after-tax basis, will be recognized when the sale is consummated. U. S. Steel Mining recorded income from operations in 2002 of $42 million, which included $38 million resulting from a federal excise tax refund. U. S. Steel Mining recorded operating losses in each of the four years prior to 2002.

On April 25, 2003, U. S. Steel sold certain coal seam gas interests in Alabama for net proceeds of approximately $34 million, all of which will be reflected in revenues and other income. These interests generated revenues and pre-tax income of approximately $8 million in 2002. U. S. Steel also has a non-binding letter of intent to sell most of our remaining mineral interests for net proceeds of approximately $75 million.

On October 16, 2002, U. S. Steel announced that it had signed a letter of intent to sell its raw materials and transportation businesses to an entity to be formed by affiliates of Apollo Management, L.P. In connection with a new labor agreement with the USWA, U. S. Steel has agreed not to pursue the sale of these businesses and on April 30, 2003 the letter of intent expired.

In line with U. S. Steel's strategy to monetize non-strategic assets, management is also considering conveying certain timber properties to one or more employee benefit plans.

USWA AGREEMENT

The new labor agreement reached by U. S. Steel and the USWA, which expires in 2008, provides for a workforce restructuring through which U. S. Steel expects to achieve productivity

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improvements of at least 20% at both U. S. Steel and National facilities. U. S.
Steel will record liabilities, as part of the purchase price of the National transaction related to current active National employees primarily for future retiree medical costs, subject to certain eligibility requirements. These liabilities are broadly estimated at $290 million, of which at least $35 million for early retirement incentives and lump sum payments to the Steelworkers Pension Trust is expected to have a cash impact in 2003. The Steelworkers Pension Trust is a multi-employer pension plan to which U. S. Steel will make defined contributions per hour worked for all National union employees who join
U. S. Steel and, in the future, for all new employees represented by the USWA.

Implementation of the new labor agreement and related actions for U. S. Steel employees and retirees will result in charges broadly estimated to be $440 million, of which approximately $115 million for early retirement incentives is expected to have a cash impact in 2003. The balance mainly relates to the recognition of deferred actuarial losses as a result of an expected 2003 pension plan curtailment triggered by the anticipated early retirements. The agreement also enables U. S. Steel to significantly reduce its employee and retiree healthcare expenses through the introduction of variable cost sharing mechanisms. U. S. Steel also anticipates realigning its non-represented staff in the near-term so as to achieve significant productivity gains, the effects of which are not reflected in the foregoing amounts.

PENSION AND OPEB

Based on preliminary actuarial evaluations as of January 2003, the company expected annual net periodic pension costs for 2003 to be $65 million and annual retiree medical and life insurance costs for 2003 to be $203 million, excluding multiemployer plans. Since the expected return on assets component of net periodic cost is based upon a market-related value that recognizes changes in fair value over three years, net periodic pension costs will also be progressively higher in 2004 and 2005. In 2002, U. S. Steel recorded a credit of $103 million for pensions (excluding settlement charges of $100 million) and a $138 million expense for retiree medical and life insurance (excluding multiemployer plans). Pension costs are expected to increase from 2002 primarily because of lower plan assets, average asset return assumptions that have been reduced from 8.8 percent to 8.2 percent, and a discount rate that has been reduced from 7.0 percent to 6.25 percent. The anticipated increase in retiree medical and life insurance costs primarily reflects unfavorable health care claims cost experience in 2002 for union retirees, the use of the lower discount rate and higher assumed medical cost inflation. For 2003, a 10% annual rate of increase in the per capita cost of covered health care benefits has been assumed. This rate is assumed to decrease gradually to an ultimate rate of 4.75% for 2010 and remain at that level thereafter. As a result of the above factors and payments made in 2002 from benefit plans, U. S. Steel's underfunded benefit obligations for retiree medical and life insurance increased from $1.8 billion at year-end 2001 to $2.6 billion at year-end 2002. We estimate that our unfunded benefit obligation at year-end 2003 will also be $2.6 billion as the favorable impact of the new labor agreement is offset by the inclusion of active employees at the National facilities and payments in 2003 out of the voluntary employee benefit trust we maintain for union retirees. Also, the funded status of the projected pension benefit obligation declined from an overfunded position of $1.2 billion at year-end 2001 to an underfunded position of $0.4 billion at year-end 2002. With the expected workforce reduction and certain retirement rate assumption changes, the merged plan is expected to have a year-end 2003 underfunded position of approximately $0.9 billion. Pension costs are expected to increase to approximately $145 million, assuming the workforce reduction occurs mid-year. This amount

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does not include expenses for defined contribution payments to the Steelworkers
Pension Trust for National union employees. In addition to the increase in net periodic pension expense, one-time charges of approximately $285 million, associated with the workforce reduction, are expected. No required minimum funding of the pensions are expected for 2003 or 2004, although voluntary contributions are a possibility.

U. S. Steel intends to merge its two major pension plans covering benefits for most domestic U. S. Steel employees and retirees. Due to the plan merger, pension accounting rules may require that U. S. Steel record an additional minimum liability, which would result in a non-cash net charge against equity currently estimated in a range of $750 to $800 million. However, because of uncertainties regarding the funded status of these plans at the merger date, it is also possible that no additional minimum liability entries will be recorded and, if this occurs, U. S. Steel will reverse the $748 million net charge against equity that was recorded in the fourth quarter of 2002. These entries will have no impact on income.

PROPERTY TAXES

Legislation enacted in Indiana in April 2003 permits certain steel companies and refinery operations to claim additional depreciation on older facilities for Indiana property tax reporting. As a result of this legislation, U. S. Steel is projected to realize a reduction in Gary Works property tax expenses of approximately $11 million in 2003 compared with 2002.

This discussion of our outlook for 2003 contains forward-looking statements with respect to market conditions, operating costs, shipments and prices, potential asset dispositions and potential acquisitions. Some factors, among others, that could affect 2003 market conditions, costs, shipments and prices for both domestic operations and USSK include product demand, prices and mix, global and company steel production levels, plant operating performance, the timing and completion of facility projects, natural gas prices and usage, changes in environmental, tax and other laws, the resumption of operation of steel facilities sold under the bankruptcy laws, and U.S. and European economic performance and political developments. Domestic steel shipments and prices could be affected by import levels and actions taken by the U.S. Government and its agencies. Additional factors that may affect USSK's results are foreign currency fluctuations and political factors in Europe that include, but are not limited to, taxation, nationalization, inflation, currency fluctuations, increased regulation, export quotas, tariffs, and other protectionist measures. Whether any of the acquisitions described above will be consummated and the timing of such consummation will depend upon a number of factors, many of which are beyond the control of U. S. Steel. Factors that may impact the occurrence and timing of the acquisition of Sartid include the successful completion of anti-monopoly review by competition authorities in several countries. Factors that may impact the occurrence and timing of the acquisition of PHS include actions and decisions of the Polish government, anti-monopoly review in several countries and negotiation of definitive documentation. Consummation of the sale of the mining assets will depend upon a number of factors including regulatory approvals and the ability of the purchasers to arrange financing.

ACCOUNTING STANDARDS

On January 1, 2002, U. S. Steel adopted SFAS No. 141 "Business Combinations," No. 142 "Goodwill and Other Intangible Assets" and No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets." There was no financial statement implication related to the initial adoption of these Statements. For more information see Note 4 to the Financial Statements.

On April 30, 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and

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Technical Corrections." Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. There was no financial statement implication related to the adoption of this Statement. For more information see Note 4 to the Financial Statements.

The adoption of these Statements has not affected U. S. Steel's critical accounting estimates.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes a new accounting model for the recognition and measurement of retirement obligations associated with tangible long-lived assets. SFAS No. 143 requires that an asset retirement obligation should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. U. S. Steel adopted this Statement effective January 1, 2003. The transition adjustment of less than $15 million, net of tax, resulting from the adoption of SFAS No. 143 will be reported as a cumulative effect of a change in accounting principle in the first quarter of 2003.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued in July 2002. SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities. The scope of SFAS No. 146 includes (1) costs to terminate contracts that are not capital leases;
(2) costs to consolidate facilities or relocate employees; and (3) termination benefits provided to employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The provisions of this Statement will be effective for exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation elaborates on the disclosure to be made by a guarantor about obligations under certain guarantees that it has issued. It also clarifies that at the inception of a guarantee, the company must recognize liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements have been adopted for the 2002 annual financial statements. U. S. Steel will apply the remaining provisions of the Interpretation prospectively as required.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure," which amends SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The Company has adopted the annual disclosure provisions of SFAS No. 148 and will adopt the interim provisions effective with the first quarter of 2003. The Company is not changing to the fair value based method of accounting for stock-based employee compensation; therefore, the transition provisions are not applicable.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MANAGEMENT OPINION CONCERNING DERIVATIVE INSTRUMENTS

U. S. Steel uses commodity-based and foreign currency derivative instruments to manage its price risk. Management has authorized the use of futures, forwards, swaps and options to manage exposure to price fluctuations related to the purchase of natural gas, heating oil and nonferrous metals and also certain business transactions denominated in foreign currencies.

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Derivative instruments used for trading and other activities are marked-to-market and the resulting gains or losses are recognized in the current period in income from operations. While U. S. Steel's risk management activities generally reduce market risk exposure due to unfavorable commodity price changes for raw material purchases and products sold, such activities can also encompass strategies that assume price risk.

Management believes that the use of derivative instruments, along with risk assessment procedures and internal controls, does not expose U. S. Steel to material risk. The use of derivative instruments could materially affect U. S. Steel's results of operations in particular quarterly or annual periods; however, management believes that use of these instruments will not have a material adverse effect on financial position or liquidity. For a summary of accounting policies related to derivative instruments, see Note 3 to the Financial Statements.

COMMODITY PRICE RISK AND RELATED RISKS

In the normal course of its business, U. S. Steel is exposed to market risk or price fluctuations related to the purchase, production or sale of steel products. To a lesser extent, U. S. Steel is exposed to price risk related to the purchase, production or sale of coal and coke and the purchase of natural gas, steel scrap, iron ore and pellets, and certain nonferrous metals used as raw materials.

U. S. Steel's market risk strategy has generally been to obtain competitive prices for its products and services and allow operating results to reflect market price movements dictated by supply and demand; however, U. S. Steel uses derivative commodity instruments (primarily over-the-counter commodity swaps) to manage exposure to fluctuations in the purchase price of natural gas and certain nonferrous metals. The use of these instruments has not been significant in relation to U. S. Steel's overall business activity.

Sensitivity analyses of the incremental effects on pre-tax income of hypothetical 10% and 25% decreases in commodity prices for open derivative commodity instruments as of December 31, 2002, and December 31, 2001, are provided in the following table:

----------------------------------------------------------------------------------------------
                                                                                   INCREMENTAL
                                                                                   DECREASE IN
                                                                                 PRETAX INCOME
                                                                                    ASSUMING A
                                                                            HYPOTHETICAL PRICE
                                                                                DECREASE OF(A)
                                                                            ------------------
                                                                 2002                     2001
                                                      ---------------       ------------------
COMMODITY-BASED DERIVATIVE INSTRUMENTS                 10%        25%         10%          25%
----------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)
Zinc................................................  $2.8       $7.0       $3.5         $8.9
Tin.................................................   0.5        1.2        0.2          0.6
----------------------------------------------------------------------------------------------

(a) With the adoption of SFAS No. 133, the definition of a derivative instrument has been expanded to include certain fixed price physical commodity contracts. Such instruments are included in the above table. Amounts reflect the estimated incremental effect on pre-tax income of hypothetical 10% and 25% decreases in closing commodity prices for each open contract position at December 31, 2002, and December 31, 2001. Management evaluates the portfolio of derivative commodity instruments on an ongoing basis and adjusts strategies to reflect anticipated market conditions, changes in risk profiles and overall business objectives. Changes to the portfolio subsequent to December 31, 2002, may cause future pre-tax income effects to differ from those presented in the table.

U. S. Steel recorded net pre-tax losses on other than trading activity of $6 million in 2002, losses of $13 million in 2001 and gains of $2 million in 2000. These gains and losses were offset by changes in the realized prices of the underlying hedged commodities.

INTEREST RATE RISK

U. S. Steel is subject to the effects of interest rate fluctuations on certain of its non-derivative financial instruments. A sensitivity analysis of the projected incremental effect of a hypothetical 10% decrease in year-end 2002 and 2001 interest rates on the fair value of U. S. Steel's non-derivative financial instruments is provided in the following table:

---------------------------------------------------------------------------------------------------
                                                                                 AS OF DECEMBER 31,
                                            -------------------------------------------------------
                                                                  2002                         2001
                                            --------------------------   --------------------------
                                                           INCREMENTAL                  INCREMENTAL
                                                           INCREASE IN                  INCREASE IN
NON-DERIVATIVE FINANCIAL INSTRUMENTS(A)     FAIR VALUE   FAIR VALUE(B)   FAIR VALUE   FAIR VALUE(B)
---------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)
Financial assets:
  Investments and long-term receivables...    $   45          $--          $   42          $--
Financial liabilities:
  Long-term debt(c)(d)....................    $1,165          $72          $1,122          $79
---------------------------------------------------------------------------------------------------

(a) Fair values of cash and cash equivalents, receivables, notes payable, accounts payable and accrued interest approximate carrying value and are relatively insensitive to changes in interest rates due to the short-term maturity of the instruments. Accordingly, these instruments are excluded from the table.

(b) Reflects, by class of financial instrument, the estimated incremental effect of a hypothetical 10% decrease in interest rates at December 31, 2002, and December 31, 2001, on the fair value of U. S. Steel's non-derivative financial instruments. For financial liabilities, this assumes a 10% decrease in the weighted average yield to maturity of U. S. Steel's long-term debt at December 31, 2002, and December 31, 2001.

(c) Includes amounts due within one year.

(d) Fair value was based on market prices where available, or current borrowing rates for financings with similar terms and maturities.

At December 31, 2002, U. S. Steel's portfolio of long-term debt was comprised primarily of fixed-rate instruments. Therefore, the fair value of the portfolio is relatively sensitive to effects of interest rate fluctuations. This sensitivity is illustrated by the $72 million increase in the fair value of long-term debt assuming a hypothetical 10% decrease in interest rates. However,
U. S. Steel's sensitivity to interest rate declines and corresponding increases in the fair value of its debt portfolio would unfavorably affect U. S. Steel's results and cash flows only to the extent that U. S. Steel elected to repurchase or otherwise retire all or a portion of its fixed-rate debt portfolio at prices above carrying value.

FOREIGN CURRENCY EXCHANGE RATE RISK

U. S. Steel, primarily through USSK, is subject to the risk of price fluctuations due to the effects of exchange rates on revenues and operating costs, firm commitments for capital expenditures and existing assets or liabilities denominated in currencies other than U.S. dollars, in particular the euro and Slovak koruna. U. S. Steel has not generally used derivative instruments to manage this risk. However, U. S. Steel has made limited use of forward currency contracts to manage exposure to certain currency price fluctuations. At December 31, 2002, U. S. Steel had open euro forward sale contracts for both U.S. dollar (total notional value of approximately $15.0 million) and Slovak koruna (total notional value of approximately $26.6 million). A 10% increase in the December 31, 2002 euro forward rates would result in an additional $4.2 million charge to income.

EQUITY PRICE RISK

On October 9, 2002, U. S. Steel sold its investment in VSZ. Prior to that time,
U. S. Steel was subject to equity price risk and market liquidity risk related to that investment.

SAFE HARBOR

U. S. Steel's quantitative and qualitative disclosures about market risk include forward-looking statements with respect to management's opinion about risks associated with U. S. Steel's use of derivative instruments. These statements are based on certain assumptions with respect to market prices and industry supply of and demand for steel products and certain raw materials. To the extent that these assumptions prove to be inaccurate, future outcomes with respect to
U. S. Steel's hedging programs may differ materially from those discussed in the forward-looking statements.

                             BUSINESS--U. S. STEEL

U. S. Steel owns and operates the former steel businesses of USX Corporation, now named Marathon Oil Corporation. Prior to December 31, 2001, the businesses of U. S. Steel comprised an operating unit of Marathon. Marathon had two outstanding classes of common stock: USX-Marathon Group common stock, which was intended to reflect the performance of Marathon's energy business, and USX-U. S. Steel Group common stock ("Steel Stock"), which was intended to reflect the performance of Marathon's steel business. On December 31, 2001, U. S. Steel was capitalized through the issuance of 89.2 million shares of common stock to the holders of Steel Stock in exchange for all outstanding shares of Steel Stock on a one-for-one basis.

The following table sets forth the total revenues of U. S. Steel for each of the last three years.

--------------------------------------------------------------------------------------
                                                               YEAR ENDED DECEMBER 31,
REVENUES AND OTHER INCOME                                       2002     2001     2000
--------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)
Revenues by product:
  Sheet and semi-finished steel products....................  $4,048   $3,163   $3,288
  Tubular products..........................................     554      755      754
  Plate and tin mill products...............................   1,057    1,273      977
  Raw materials (coal, coke and iron ore)...................     502      485      626
  Other(a)..................................................     788      610      445
Income (loss) from investees................................      33       64       (8)
Net gains on disposal of assets.............................      29       22       46
Other income................................................      43        3        4
                                                              ------------------------
  Total revenues and other income...........................  $7,054   $6,375   $6,132
--------------------------------------------------------------------------------------

(a) Includes revenue from the sale of steel production by-products, transportation services; steel mill products distribution; the management of mineral resources; the management and development of real estate; and engineering and consulting services.

STEEL INDUSTRY BACKGROUND AND COMPETITION

The steel industry is cyclical and highly competitive and is affected by excess global capacity, which has restricted price increases during periods of economic growth and led to price decreases during periods of economic contraction. In addition, the steel industry faces competition in many markets from producers of materials such as aluminum, cement, composites, glass, plastics and wood.

U. S. Steel is the largest integrated steel producer in North America and, through its subsidiary USSK, the largest integrated flat-rolled producer in Central Europe. U. S. Steel competes with many domestic and foreign steel producers. Competitors include integrated producers which, like U. S. Steel, use iron ore and coke as primary raw materials for steel production, and mini-mills, which primarily use steel scrap and, increasingly, iron bearing feedstocks as raw materials. Mini-mills generally produce a narrower range of steel products than integrated producers, but typically enjoy certain competitive advantages in the markets in which they compete through lower capital expenditures for construction of facilities and non-unionized work forces with lower total employment costs and more flexible work rules. Mini-mills utilize thin slab casting technology to produce flat-rolled products and are increasingly able to compete directly with integrated producers of flat-rolled products. Depending on market conditions, the production generated by flat-rolled mini-mills could have an adverse effect on U. S. Steel's selling prices and shipment levels.

The domestic steel industry is restructuring after many years of oversupply and low prices attributable largely to excess imports, which resulted in significant capacity closures starting in late 2000 and led to the introduction of Section 201 import tariffs in March 2002. The combination of capacity closures, trade restrictions and the imposition of tariffs led to a recovery of steel prices from 20-year lows in late 2001 and early 2002. U. S. Steel benefited in 2002 from reduced domestic supply resulting from the temporary or permanent closure of steelmaking capacity, as well as the Section 201 remedies announced by President Bush on March 5, 2002.

Despite the trade remedies, steel imports to the United States accounted for an estimated 26% of the domestic steel market in 2002, compared to 24% and 26%, for 2001 and 2000, respectively. In 2002, imports of steel pipe and cold-rolled sheets decreased 16% and 38%, respectively, compared to 2001; and imports of hot rolled sheets and galvanized sheets increased 61% and 39%, respectively, compared to 2001.

Remedies under Section 201 of the Trade Act of 1974 became effective for imports entering the U.S. on and after March 20, 2002, and are intended to provide relief to the U.S. steel industry that would remedy the injury caused by increased imports, but there are products and countries not covered, and imports of these exempt products or of products from these countries may still have an adverse effect upon U. S. Steel's revenues and income. Through August 2002, in the first round, the U.S. Department of Commerce and the Office of the United States Trade Representative had granted exclusions from the Section 201 remedies for many products. The second round of exclusions granted were announced on March 21, 2003. The Office of the United States Trade Representative has stated that these will be the only exclusions granted in 2003. Processing requests for exclusions is in process. The exclusions impact a number of products produced by
U. S. Steel and have weakened the relief. Additionally, as initially imposed, the remedies decrease each year they are in effect. For flat-rolled products, the tariff decreases from 30% in the first year to 24% in the second year and 16% in the third year, and the quota for slab imports that can enter the United States without imposition of the Section 201 tariff increases from 5.4 million net tons in the first year to 5.9 million net tons in the second year and 6.4 million net tons in the third year, although the quantity of slabs that can actually enter the country free of tariffs is substantially larger than that amount due to exemptions of various slab products and exemptions of certain countries that ship slabs.

Various countries challenged President Bush's action with the World Trade Organization ("WTO") and have taken other actions responding to the Section 201 remedies. On May 2, 2003, the WTO Settlement Dispute Panel issued its final decision on the challenges filed against the Section 201 action, finding that the Section 201 action was in violation of WTO rules. U. S. Steel expects the United States to file an appeal with the WTO. In addition, as provided by President Bush when he announced the Section 201 action in March 2002, the U.S. International Trade Commission announced on March 5, 2003 that it had initiated a mid-term review of the Section 201 action. The ITC will submit to the President and Congress a report on the condition of the U.S. steel industry and the progress made by domestic producers to adjust to competition from imports. The ITC will conduct hearings in July as part of the review. Also, on April 4, 2003, the ITC announced that, at the request of the House Committee on Ways and Means, it was instituting a general factfinding investigation under Section 332 of the Tariff Act of 1930 to examine the impact of the Section 201 tariffs on the domestic steel-consuming industries. The ITC will hold a hearing on its investigation in June 2003. The ITC will provide the results of the mid-term review and the Section 332 investigation in the same report. In September 2003, the President will decide whether to continue, adjust or terminate the relief. At the same time, the Bush Administration has continued discussions at the Organization of Economic Cooperation and Development aimed at the reduction of inefficient steel production capacity and the elimination and limitation of certain subsidies to the steel industry throughout the world.

On March 31, 2002, the Canadian International Trade Tribunal ("CITT") initiated a safeguard inquiry to determine whether imports of certain steel goods from countries, including the United States, had injured the Canadian steel industry. On July 5, 2002, the CITT announced its determination that the Canadian steel industry had been injured by reason of imports of certain products including the following which are made by U. S. Steel: cut-to-length plate, cold-rolled steel sheet and standard pipe up to 16" o.d. On August 20, 2002, the CITT announced that it was recommending as a remedy a three-year quota, with tariffs imposed on tonnages exceeding the quota. This resulted in quota levels for the United States which are lower than 2001 shipments. For shipments exceeding the quota levels, tariffs would be imposed ranging from 15-25% in the first year, 11-18% in the second year and 7-12% in the third year. The CITT's remedy recommendations were forwarded to the Ministry of Finance, but a final decision regarding a remedy has not yet been made.

U. S. Steel's domestic businesses are subject to numerous federal, state and local laws and regulations relating to the storage, handling, emission and discharge of environmentally sensitive materials. U. S. Steel believes that its major domestic integrated steel competitors are confronted by substantially similar conditions and thus does not believe that its relative position with regard to such competitors is materially affected by the impact of environmental laws and regulations. However, the costs and operating restrictions necessary for compliance with environmental laws and regulations may have an adverse effect on U. S. Steel's competitive position with regard to domestic mini-mills and some foreign steel producers and producers of materials which compete with steel, which may not be required to undertake equivalent costs in their operations. In addition, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities and its production methods. For further information, see "Business--Legal proceedings--Environmental proceedings" and "Management's discussion and analysis of financial condition and results of operations--Management's discussion and analysis of environmental matters, litigation and contingencies."

USSK does business primarily in Central and Western Europe and is subject to market conditions in those areas which are influenced by many of the same factors which affect domestic markets, as well as matters peculiar to international markets such as quotas and tariffs. USSK is affected by the worldwide overcapacity in the steel industry and the cyclical nature of demand for steel products and the sensitivity of that demand to worldwide general economic conditions. In particular, USSK is subject to economic conditions and political factors in Europe, which if changed could negatively affect its results of operations and cash flow. Political factors include, but are not limited to, taxation, nationalization, inflation, currency fluctuations, increased regulation, and quotas, tariffs and other protectionist measures. USSK is also subject to foreign currency exchange risks because its revenues are primarily in euros and its costs are primarily in Slovak koruna and U.S. dollars.

On December 20, 2001, the European Commission commenced an anti-dumping investigation concerning hot-rolled coils imported into the European Union ("EU") from the Slovak Republic and five other countries. On January 20, 2003, the Commission issued a final disclosure advising of its determinations relative to the dumping and injury margins applicable to those imports. The Commission's findings set the dumping margin applicable to those imports at 25.8% and the injury margin at 18.6%. On March 18, 2003, this case was dismissed upon the rejection by the EU's General Affairs and External Relations Council of the Commission's proposal to impose definitive anti-dumping duties. The Council's decision is final and, accordingly, no anti-dumping duties will be imposed against hot-rolled coils shipped by USSK into the EU.

Definitive measures were announced on September 27, 2002 in a separate safeguard trade action commenced by the European Commission. In that proceeding, which is similar to the U.S. Section 201 proceedings, quota/tariff measures were announced relative to the import of certain steel products into the EU. USSK is impacted by the quota/tariff measures on four products: non-alloy hot-rolled coils, hot-rolled strip, hot-rolled sheet and cold-rolled flat products. Shipment quotas were set for all four products. The shipment quotas applicable to the first year of the measure were set at 10% above the average shipments during the period 1999-2001. An additional 5% will be added to the shipment quotas applicable to the remainder of the safeguard measure period. The shipment quotas on all products, other than non-alloy hot-rolled coils, are country-specific. The non-alloy hot-rolled coil quota is a global quota. If the shipment quotas are exceeded, tariffs will be imposed. The tariffs applicable to shipments into the EU through March 28, 2003, were set at 17.5% for non-alloy hot-rolled coils and 26% for the other three products. For the period March 29, 2003 through March 28, 2004, these tariffs were reduced to 15.7% and 23.4%, respectively. On March 29, 2004, these tariffs will again be reduced to 14.1% and 21.0%, respectively. The safeguard measures are scheduled to expire on March 28, 2005. These measures will be terminated at such time that Slovakia becomes a member of the EU.

Safeguard proceedings similar to those pursued by the European Commission were subsequently commenced by Poland and Hungary. Provisional quota/tariff measures were imposed in Poland and Hungary, which measures were replaced by similar definitive measures on March 8, 2003 (Poland) and March 28, 2003 (Hungary). On April 30, 2003, the Czech Republic's Trade Ministry published its decision dismissing the safeguard proceedings commenced in that country, based upon its conclusion that the conditions for the imposition of such measures were not met.

The impact on USSK of these trade actions in the EU and Central Europe cannot be predicted at this time. However, in light of market opportunities elsewhere, recent developments in the EU hot-rolled coil anti-dumping case, the dismissal of the Czech Republic's safeguard proceedings and USSK's experience operating under the safeguard measures in place in the EU, Poland and Hungary, it appears unlikely that these matters will have a material adverse affect on USSK's operating profit in 2003.

BUSINESS STRATEGY

U. S. Steel's business strategy is to grow its investment in high-end finishing assets, to expand globally and to continually reduce costs. In North America, U.
S. Steel is focused on providing value-added steel products to its target markets where management believes that U. S. Steel's leadership position, production and processing capabilities and technical service provide a competitive advantage. These products include advanced high strength steel and coated sheets for the automotive and appliance industries, sheets for the manufacture of motors and electrical equipment, higher strength plate products, improved tin mill products for the container industry and oil country tubular goods. U. S. Steel continues to enhance its value-added businesses through the upgrading and modernization of its key production facilities. Recent modernization projects include, for the automotive industry--the vacuum degassing facilities at Mon Valley Works and USSK, the second hot-dip galvanizing line at PRO-TEC Coating Company, the Fairless Plant galvanizing line upgrade, the cold reduction mill upgrades at Gary Works and Mon Valley Works and construction of an automotive technical center in Detroit, Michigan; for the construction industry--the dual coating lines at Fairfield Works and Mon Valley Works; for the tubular market--the Fairfield Works pipemill upgrade, acquiring full ownership of Lorain Tubular and the construction of a quench and temper line at Lorain Tubular, which is expected to be completed late in the third quarter of 2003; and for the plate market--the heat treat facility at the Gary Works plate mill. Also, a new pickle line was built at the Mon Valley Works to replace three older and less efficient facilities.

U. S. Steel continues to be interested in participating in consolidation of the domestic steel industry as part of its focus on growing its investment in high-end finishing assets, if it would be beneficial to customers, shareholders, creditors and employees. Among the factors that would impact U. S. Steel's participation in consolidation are the nature and extent of relief from the burden of obligations related to existing retirees from other domestic steel companies, which may come through the bankruptcy process or otherwise, the terms of a new labor agreement and progress in President Bush's program to address worldwide steel overcapacity.

Through its November 2000 purchase of USSK, which owns the steel producing operations and related assets formerly held by VSZ, a.s. in the Slovak Republic,
U. S. Steel initiated a major offshore expansion and followed many of its customers into the European market. U. S. Steel's objective is to use USSK as a base for expansion in growing central and western European markets. U. S. Steel continues to explore additional opportunities for investment in Central and Western Europe to serve those customers who are seeking worldwide supply arrangements. U. S. Steel has a long range strategy to operate a global company, integrating its European and domestic operations to best serve customers.

U. S. Steel has a commitment to continuously reduce costs and previously announced a plan to reduce domestic costs by $30 per ton over a three-year period beginning with 2002. Currently, domestic operations are ahead of this plan, which should ultimately result in annual operating savings of over $300 million, from 2001 levels, by the end of 2004. USSK also has a cost reduction program that has reduced costs by more than $30 per ton since USSK's acquisition in November 2000.

U. S. Steel has also entered into a number of joint ventures with domestic and foreign partners to take advantage of market or manufacturing opportunities in the sheet, tin mill, tubular and plate consuming industries.

The following table lists products and services by facility or business unit:

---------------------------------------------------------------------------------------------
DOMESTIC OPERATIONS
  Gary Works.................................   Sheets; Tin Mill; Plates; Coke
  Mon Valley Works...........................   Sheets
  Fairfield Works............................   Sheets; Tubular
  USS-POSCO Industries(a)....................   Sheets; Tin Mill
  East Chicago Tin...........................   Tin Mill
  PRO-TEC Coating Company(a).................   Galvanized Sheets
  Worthington Specialty Processing(a)........   Steel processing
  Double Eagle Steel Coating Company(a)......   Electrogalvanized Sheets
  Olympic Laser Processing(a)................   Steel processing
  Acero Prime, S.R.L. de CV(a)...............   Steel processing; Warehousing
  Lorain Tubular.............................   Tubular
  Delta Tubular Processing(a)................   Tubular processing
  USS Real Estate............................   Administration of mineral interests and
                                                timber properties; Real estate development,
                                                sales, leasing and management
  Straightline Source........................   Steel mill products distribution
  Clairton...................................   Coke
  Clairton 1314B Partnership(a)..............   Coke
  Transtar Inc. .............................   Transportation
  Minntac....................................   Taconite Pellets
  USS Mining.................................   Coal
  UEC Technologies LLC.......................   Engineering and consulting services
INTERNATIONAL OPERATIONS
  U. S. Steel Kosice.........................   Sheets; Tin Mill; Plates; Coke
  Walzwerk Finow.............................   Precision steel tubes; specialty shaped
                                                sections
  Rannila Kosice(a)..........................   Color coated profile and construction
                                                products
---------------------------------------------------------------------------------------------

(a) Equity investee

During 2003, U. S. Steel took several significant actions to implement its business strategy.

On April 21, 2003, we signed an asset purchase agreement with National, which filed for bankruptcy protection on March 6, 2002, to acquire substantially all of National's assets for $850 million in cash and the assumption of approximately $200 million of liabilities. The Bankruptcy Court for the Northern District of Illinois, Eastern Division, approved the agreement on April 21, 2003. We expect to complete the acquisition of National's assets in May 2003. The assets of National we will acquire include: facilities at National's two integrated steel plants, Great Lakes Steel, in Ecorse and River Rouge, Michigan, and Granite City Division in Granite City, Illinois; the Midwest finishing facility in Portage, Indiana; ProCoil, a steel-processing facility, in Canton, Michigan; National Steel Pellet Company, which produces iron ore pellets; and various other subsidiaries and joint-venture interests, including National's interest in

Double G Coatings, a hot-dip galvanizing and Galvalume(R) steel facility near Jackson, Mississippi. National's facilities have annual steelmaking capacity of
6.6 million tons.

In March 2003 we entered into agreements to purchase out of bankruptcy Sartid a.d., a steel producer located in Serbia, for a purchase price of $23 million, in addition to certain other commitments. Sartid's production facilities include an integrated mill with annual raw steel design production capability of 2.4 million net tons, although Sartid is currently operating at less than half of capacity. Sartid primarily produces sheet products and its tinning facility has an annual production capability of 130,000 tons. In April 2003 we submitted an offer to purchase Polskie Huty Stali, a holding company that owns four steel mills, including the two largest integrated steel mills, in Poland.

DOMESTIC OPERATIONS

Our domestic operations include plants that produce steel products in a variety of forms and grades. Raw steel production was 11.5 million tons in 2002, compared with 10.1 million tons in 2001 and 11.4 million tons in 2000. Raw steel production averaged 90% of capability in 2002, compared with 79% of capability in 2001 and 89% of capability in 2000. U. S. Steel's stated annual raw steel production capability for domestic operations was 12.8 millions tons for 2002, 2001 and 2000 (7.5 million at Gary Works, 2.9 million at Mon Valley Works, and
2.4 million at Fairfield Works).

Flat-rolled shipments were 9.9 million tons in 2002, 8.8 million tons in 2001 and 9.6 million tons in 2000. Tubular shipments were 0.8 million tons in 2002,
1.0 million tons in 2001 and 1.1 million tons in 2000. Exports accounted for approximately 5% of U. S. Steel's domestic shipments in 2002, 2001 and 2000.

The following tables set forth steel shipment data for U. S. Steel domestic operations by major markets and products for each of the last three years. Such data does not include shipments by joint ventures and other investees of U. S. Steel accounted for by the equity method, or shipments by Straightline.

STEEL SHIPMENTS BY MARKET AND PRODUCT (DOMESTIC PRODUCTION ONLY)

--------------------------------------------------------------------------------------------------
                                                        SHEETS &      PLATE &
                                                      SEMI-FINISHED   TIN MILL   TUBULAR
(THOUSANDS OF NET TONS)                                   STEEL       PRODUCTS   PRODUCTS    TOTAL
--------------------------------------------------------------------------------------------------
MAJOR MARKET--2002
Steel service centers...............................          2,038        624         11    2,673
Further conversion:
  Trade customers...................................            812        464         35    1,311
  Joint ventures....................................          1,550         --         --    1,550
Transportation (including automotive)...............          1,057        160          5    1,222
Containers..........................................            186        677         --      863
Construction and construction products..............            737        143         --      880
Oil, gas and petrochemicals.........................             --         58        589      647
Export..............................................            359         10        132      501
All other...........................................            943         82          1    1,026
                                                      --------------------------------------------
     Total..........................................          7,682      2,218        773   10,673
                                                      --------------------------------------------
MAJOR MARKET--2001
Steel service centers...............................          1,649        761         11    2,421
Further conversion:
  Trade customers...................................            718        429          6    1,153
  Joint ventures....................................          1,328         --         --    1,328
Transportation (including automotive)...............            964        176          3    1,143
Containers..........................................            154        625         --      779
Construction and construction products..............            626        168         --      794
Oil, gas and petrochemicals.........................             --         65        830      895
Export..............................................            316         35        171      522
All other...........................................            656        109          1      766
                                                      --------------------------------------------
  Total.............................................          6,411      2,368      1,022    9,801
                                                      --------------------------------------------
MAJOR MARKET--2000
Steel service centers...............................          1,636        646         33    2,315
Further conversion:
  Trade customers...................................            742        428          4    1,174
  Joint ventures....................................          1,771         --         --    1,771
Transportation (including automotive)...............          1,206        248         12    1,466
Containers..........................................            182        520         --      702
Construction and construction products..............            778        158         --      936
Oil, gas and petrochemicals.........................             --         35        938      973
Export..............................................            346         41        157      544
All other...........................................            748        126          1      875
                                                      --------------------------------------------
  Total.............................................          7,409      2,202      1,145   10,756
--------------------------------------------------------------------------------------------------

FLAT-ROLLED

Flat-rolled produces sheet, plate and tin mill products; sheet products include hot-rolled, cold-rolled and coated. Value-added cold-rolled and coated products comprised 64% of Flat-rolled's sheet shipments in 2002. Flat-rolled's sheet customer base includes automotive, appliance, service center, conversion and construction customers. U. S. Steel has long standing relationships with many of its customers, as do its joint ventures.

In recent years, U. S. Steel has made a number of key investments directed toward the automotive industry, including upgrades to its steelmaking facilities to increase its capacity for both high strength and highly formable steels, upgrades to the Fairless galvanizing line to produce automotive quality product and construction of an automotive technical center in Michigan to enhance its product development capability. In addition, a number of U. S. Steel's joint ventures expanded their automotive supply capability, most notably PRO-TEC, which now has annual hot-dipped galvanizing capability of 1.0 million tons per year. U. S. Steel's development in advanced high strength steel has been described as the best and broadest portfolio in North America.

The plate and tin mill products businesses complement the larger steel sheet business by producing specialized products for specific markets.

U. S. Steel's plate business is located within the Gary Works complex and is a major supplier to the transportation, industrial, agricultural, and construction equipment markets. Its modern plate heat-treating facilities provide customers with specialized plates for critical applications.

U. S. Steel supplies a full line of tin plate and tin-free steel products, primarily used in the container industry. U. S. Steel's acquisition of East Chicago Tin in 2001 has provided operating synergies and the opportunity to better serve customers. Coupled with USSK's tin capability, U. S. Steel anticipates being in a prime position to service customers who have a global presence.

U. S. Steel participates directly and through subsidiaries in a number of joint ventures which are included in Flat-rolled. All such joint ventures are accounted for under the equity method. Certain of the joint ventures and other investments are described below, all of which are 50% owned except Acero Prime, S.R.L. de CV, in which U. S. Steel holds a 44% interest.

U. S. Steel and Pohang Iron & Steel Co., Ltd. of South Korea participate in a joint venture, USS-POSCO Industries, which owns and operates the former U. S. Steel plant in Pittsburg, California. The joint venture markets high quality sheet and tin mill products, principally in the western United States. USS-POSCO produces cold-rolled sheets, galvanized sheets, tin plate and tin-free steel from hot bands principally provided by U. S. Steel and POSCO. On May 31, 2001, a fire damaged USS-POSCO's facilities. The start-up in the first quarter of 2002 included the commissioning and subsequent operation of a rebuilt pickle line and cold mill unit. Total shipments by USS-POSCO were 1.2 million tons in 2002.

U. S. Steel and Kobe Steel, Ltd. participate in a joint venture, PRO-TEC, which owns and operates two hot-dip galvanizing lines in Leipsic, Ohio. The first galvanizing line commenced operations in early 1993. In November 1998, operations commenced on a second hot-dip galvanizing line which expanded PRO-TEC's capability nearly 400,000 tons a year to 1.0 million tons annually. Total shipments by PRO-TEC were 1.1 million tons in 2002.

U. S. Steel and Worthington Industries, Inc. participate in a joint venture known as Worthington Specialty Processing, which operates a steel processing facility in Jackson,

Michigan. The plant is operated by Worthington Industries, Inc. The facility contains state-of-the-art technology capable of processing master steel coils into both slit coils and sheared first operation blanks including rectangles, trapezoids, parallelograms and chevrons. It is designed to meet specifications for the automotive, appliance, furniture and metal door industries. In 2002, Worthington Specialty Processing shipments were 250,000 tons.

U. S. Steel and Rouge Steel Company participate in Double Eagle Steel Coating Company, a joint venture which operates an electrogalvanizing facility located in Dearborn, Michigan. This facility enables U. S. Steel to supply the automotive demand for steel with corrosion resistant properties. The facility can coat both sides of sheet steel with free zinc or zinc alloy coatings. Availability of the facility is shared equally by the partners. On December 15, 2001, production at DESCO was halted due to a fire. The facility restarted operations on September 10, 2002, with full operating levels achieved by December 2002. In 2002, DESCO produced 163,000 tons of electrogalvanized steel.

U. S. Steel and Olympic Steel, Inc. participate in a 50-50 joint venture to process laser welded sheet steel blanks at a facility in Van Buren, Michigan. The joint venture conducts business as Olympic Laser Processing. Laser welded blanks are used in the automotive industry for an increasing number of body fabrication applications. U. S. Steel is the venture's primary customer and is responsible for marketing the laser-welded blanks. In 2002, Olympic Laser Processing shipped 1.7 million parts.

U. S. Steel, through its wholly owned subsidiary, U. S. Steel Export Company de Mexico, along with Feralloy Mexico, S.R.L. de C.V., and Intacero de Mexico, S.A. de C.V., participate in a joint venture, Acero Prime, which operates slitting and warehousing facilities in San Luis Potosi, Mexico. In 2001, an expansion project was completed which involved the construction of a 60,000 square-foot addition that doubled the facility's size and total warehousing capacity. A second slitting line was installed as part of the project. Also, a new 70,000 square-foot, in-bond warehouse facility was built in Coahuilla state in Ramos Arizpe. The warehouse stores and manages coil inventories.

TUBULAR

U. S. Steel's tubular production facilities are located at Fairfield, Alabama; Lorain, Ohio; and McKeesport, Pennsylvania and produce both seamless and electric resistance weld tubular products. U. S. Steel supplies over 50% of the domestic market for seamless standard and line pipe and 25% of the domestic market for oil country tubular goods. With the successful conversion in 1999 of the Fairfield piercing mill to process rounds plus the acquisition of the remaining 50% interest in Lorain Tubular, U. S. Steel has the capability to produce 1.6 million tons of tubular products in the 5 million ton tubular markets it serves. A quench and temper line is currently under construction at Lorain Tubular and commissioning is expected to occur late in the third quarter of 2003.

U. S. Steel, through a wholly owned subsidiary, USS Tubular Processing, Inc., and Camp Hill Tubular Processing Corporation participate in a 50-50 joint venture partnership known as Delta Tubular Processing. The partnership was established in 1989 and is located in Houston, Texas. The facility is capable of forging (upsetting), heat treating, and threading tubular product to serve the oil country tubular market.

STRAIGHTLINE

Straightline specializes in the distribution of processed, flat-rolled steel products to companies of all sizes that do not typically buy steel products directly from steel producers. Through its integrated systems and its network of processors, steel suppliers and transportation carriers, Straightline operates in 34 states from Maine to Florida in the East, and through Minnesota to Texas in the central United States. This network allows Straightline to hold inventory and perform processing close to the customers' operations. U. S. Steel believes this approach provides the opportunity to lower the total cost of procurement for job shops, contract manufacturers and original equipment manufacturers across an array of industries.

REAL ESTATE

Real Estate manages U. S. Steel's mineral interests that are not assigned to USS Mining or to Minntac, timber properties and real estate assets. These assets and properties include approximately 300,000 acres of surface rights and 1,500,000 acres of mineral rights in 14 states. Income is derived primarily from mineral royalties, the sale of developed and undeveloped land, and real estate leases. The primary sources of mineral royalties are from leases to produce coal and coal seam gas in Alabama. Real estate development and sales occur over approximately 20,000 acres of residential, commercial and industrial development and brownfield industrial redevelopment principally in Alabama, Pennsylvania and Maryland. Undeveloped land sales occur primarily in Alabama, Michigan, Minnesota and Wisconsin. Real estate lease income is derived from various leases primarily in Pennsylvania and Alabama.

OTHER BUSINESSES

U. S. Steel and its wholly owned subsidiary, USS Mining, have domestic coal properties with proven and probable bituminous coal reserves of approximately 775 million short tons at year-end 2002. The reserves are of metallurgical and steam quality in approximately equal proportions. They are located in Alabama, Illinois, Indiana, Pennsylvania, Tennessee and West Virginia. Approximately 94% of the reserves are owned, and the balance are leased. The leased properties are covered by leases which expire in 2005 and 2012. USS Mining's coal production was 5.5 million tons in 2002, compared with 4.8 million tons in 2001 and 5.1 million tons in 2000.

U. S. Steel has coke production facilities at Clairton Works and Gary Works. Clairton is comprised of nine coke batteries owned and operated by U. S. Steel and an additional three coke batteries that are operated for the Clairton 1314B Partnership, L.P. ("1314B Partnership"), which is discussed below. Clairton (including the 1314B Partnership) produces coke for the domestic steel industry and produced 4.5 million tons of coke in 2002, 4.3 million tons in 2001 and 4.5 million tons in 2000. Approximately 30 percent of annual production is consumed by U. S. Steel facilities and the remainder is sold to other domestic steel producers. Some of the coke oven gas produced at the batteries is consumed by U.
S. Steel's Mon Valley Works and coke by-products are sold to the chemicals and raw materials industries. Gary Works has four operating coke batteries which produced 2.1 million tons in 2002, and 2.0 million tons in 2001 and 2000. All of the coke produced at Gary Works is consumed internally. Gary Works also consumes a portion of the coke oven gas it produces and sells coke by-products.

U. S. Steel controls domestic iron ore properties having proven and probable iron ore reserves in grades subject to beneficiation processes in commercial use by U. S. Steel domestic operations of approximately 764 million short tons at year-end 2002, substantially all of which are iron ore concentrate equivalents available from low-grade iron-bearing materials. All reserves are located in Minnesota. Approximately 38 percent of these reserves are owned and the remaining 62 percent are leased. Most of the leased reserves are covered by a lease expiring in 2058 and the remaining leases have expiration dates ranging from 2021 to 2026. U. S. Steel's iron ore operations at Minntac produced 16.4 million net tons of taconite pellets in 2002, 14.2 million net tons in 2001 and 16.2 million net tons in 2000. Taconite pellet shipments were 16.2 million tons in 2002, compared with 14.9 million tons in 2001 and 15.0 million tons in 2000.

U. S. Steel owns 100% of Transtar, Inc. Transtar and its subsidiaries (the EJ&E Railroad in Illinois; Lake Terminal Railroad in Ohio; Union Railroad and McKeesport Connecting Railroad in Pennsylvania; and the Birmingham Southern Railroad, Fairfield Southern Railroad, Mobile River Terminal, and Warrior and Gulf Navigation all located in Alabama) comprise U. S. Steel's transportation business. Transtar provides rail and barge transportation services to a number of U. S. Steel's domestic facilities as well as other domestic customers in the steel, coal, chemicals, oil refining and forest production industries.

UEC Technologies LLC, a wholly owned subsidiary of U. S. Steel, sells technical services worldwide to the steel, mining, chemical and related industries. Together with its subsidiary companies, it provides engineering and consulting services for facility expansions and modernizations, operating improvement projects, integrated computer systems, coal and lubrication testing and environmental projects.

U. S. Steel is the sole general partner of and owns an equity interest in the 1314B Partnership. As general partner, U. S. Steel is responsible for operating and selling coke and by-products from the partnership's three coke batteries located at U. S. Steel's Clairton Works. U. S. Steel's share of profits and losses during 2002 was 1.75%, except for its share of depreciation and amortization, which increased to 45.75% in April of 2002. On January 1, 2003, U.
S. Steel's share of all profit and losses increased to 45.75%. The partnership at times had operating cash shortfalls in 2002 and 2001 that were funded with loans from U. S. Steel. There were no outstanding loans with the partnership at December 31, 2002, and $3 million was outstanding at December 31, 2001. U. S. Steel may dissolve the partnership under certain circumstances including if it is required to make equity investments or loans in excess of $150 million to fund such shortfalls.

U. S. Steel owns a 16% investment in Republic Technologies International, LLC ("Republic"). On April 2, 2001, Republic filed to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Republic was a major purchaser of raw materials from
U. S. Steel and the primary supplier of rounds for Lorain Tubular. Republic continued to supply Lorain Tubular since filing for bankruptcy until August 2002 when it sold substantially all of its assets to Republic Engineered Products LLC (the "New Company"). U. S. Steel does not have an ownership interest in the New Company, which continues as a major purchaser of raw materials and as the primary supplier of rounds for Lorain Tubular. At December 31, 2002, U. S. Steel had no remaining financial exposure to Republic.

U. S. Steel is negotiating an asset purchase agreement to sell all of the coal and related assets associated with USS Mining's West Virginia and Alabama mines. The coal and related assets to be sold include approximately 17% of U. S. Steel's recoverable coal reserves. For further discussion of the proposed transaction, see "Management's discussion and analysis of financial condition and results of operations--U. S. Steel--Outlook--Dispositions."

INTERNATIONAL OPERATIONS

USSK

In November 2000, U. S. Steel acquired USSK, headquartered in Kosice in the Slovak Republic, which owns the steelmaking operations and related assets formerly held by VSZ, a.s., making U. S. Steel the largest flat-rolled producer in Central Europe. Currently, USSK has annual steelmaking capability of 5.0 million net tons and produces and sells sheet, plate, tin, tubular, precision tube and specialty steel products, as well as coke. USSK's strategy is to serve existing U. S. Steel customers in Central and Western Europe, grow its customer base in these regions, and advance USSK to be a leading European steel producer and the prime supplier of flat-rolled steel to growing central and western European markets.

USSK produces steel products in a variety of forms and grades. In 2002, USSK raw steel production was 4.4 million tons. USSK has three blast furnaces, two steel shops with two vessels each, a dual strand caster attached to each steel shop, a hot strip mill, a cold rolling mill, two pickling lines, two galvanizing lines, a tin coating line, two dynamo lines, a color coating line and two coke batteries. During 2002, USSK started up a vacuum degassing facility to increase its capability to produce steel grades required for high-value applications, and is currently installing a continuous annealing line and a second tin coating line to expand its supply of tin mill products. Construction of a third dynamo line has begun, with start-up scheduled to occur in 2004. USSK's steel shipments totaled 3.9 million net tons in 2002.

In addition, USSK owns 100% of Walzwerk Finow GmbH, located in eastern Germany, which produces and ships about 90,000 tons per year of welded precision steel tubes and cold-rolled specialty shaped sections from both cold-rolled and hot-rolled product supplied primarily by USSK. USSK also has facilities for manufacturing heating radiators and spiral weld pipe.

A majority of product sales by USSK are denominated in euros while only a small percentage of expenditures are in euros. In addition, most interest and debt payments are in U.S. dollars and the majority of other spending is in U.S. dollars and Slovak koruna. This results in exposure to currency fluctuations. U.
S. Steel continually evaluates the currency mix of USSK's cash flows. Significant changes in currency mix, such as Slovakia's admission to the EU and adoption of euro currency, could result in a change in the functional currency from U.S. dollars to euros in the future.

Rannila Kosice, s.r.o., which is 49% owned by USSK and 51% owned by Rautaruukki Oyj, processes coated sheets, both galvanized and painted, into various forms which are primarily used in the construction industry. USSK supplies most of Rannila Kosice's raw materials; however, Rannila Kosice markets its own finished products.

SARTID

Beginning in March 2002 and continuing throughout the year, USSK entered into various commercial arrangements with Sartid, an integrated steel company with facilities located in Smederevo and Sabac in the Republic of Serbia. Tolling agreements provide for the conversion of cold-rolled full hard into tin-coated products, and raw materials into hot-rolled bands and other finished products. USSK retains ownership of these materials and markets all of the finished products. A facility management agreement requires USSK to provide management oversight of Sartid's tin processing facilities in Sabac.

On July 30, 2002, Sartid was placed into bankruptcy and shortly thereafter the bankruptcy administrator affirmed USSK's agreements with Sartid. At the request of the bankruptcy administrator, a Commercial and Technical Support Agreement was entered into on November 8, 2002, between USSK and the bankruptcy administrator, under which USSK has been retained to provide commercial, technical and financial support as necessary to assist the bankruptcy administrator in the operation of the Smederevo Facility.

On March 31, 2003, U. S. Steel Balkan, a wholly-owned U. S. Steel subsidiary, agreed to purchase out of bankruptcy Sartid a.d. and six of its subsidiaries for a total purchase price of $23 million. This transaction, which is targeted for completion during the third quarter of 2003, is subject to several conditions, including the successful completion of anti-monopoly review by competition authorities in several countries.

In a related agreement, which will become effective upon the completion of the acquisition, U. S. Steel Balkan will commit to future spending of up to $150 million over five years for working capital and the repair, rehabilitation, improvement, modification and upgrade of the facilities. A portion of this spending is subject to certain conditions related to Sartid's commercial operations, cash flow and viability. In addition, U. S. Steel Balkan has agreed to refrain from layoffs for a period of three years. The agreement requires U.
S. Steel Balkan to obtain the consent of the Serbian government prior to a transfer of a controlling interest of Sartid within five years of the closing date. U. S. Steel Balkan will conduct economic development activities over the course of three years and spend no less than $1.5 million on these efforts U. S. Steel Balkan and has agreed to support community, charitable and sport activities in a total amount of not less than $5 million during the three-year period following closing of the transaction.

Sartid's production facilities include an integrated mill with annual raw steel design production capability of 2.4 million net tons. Sartid's steel production has averaged 500,000 tons per year during the past two years, which is substantially below design capacity due to Sartid's financial difficulties. U.
S. Steel believes that with needed rehabilitation and investments, Sartid's long-term raw steelmaking capability could be increased to slightly more than 2 million tons per year. Sartid primarily produces sheet products and its tinning facility has an annual capability of 130,000 tons.

The following tables set forth steel shipment data for USSK by major markets and products for 2002, 2001 and the period following the acquisition in November 2000.

STEEL SHIPMENTS BY MARKET AND PRODUCT (USSK PRODUCTION ONLY--EXCLUDES RANNILA KOSICE)

----------------------------------------------------------------------------------------------
                                                       SHEETS &    PLATE &
                                                  SEMI-FINISHED   TIN MILL   TUBULAR
(THOUSANDS OF NET TONS)                                   STEEL   PRODUCTS  PRODUCTS     TOTAL
----------------------------------------------------------------------------------------------
MAJOR MARKET--2002
Steel service centers...........................            528         85        --       613
Further conversion:
  Trade customers...............................            942        114        --     1,056
  Joint ventures................................             --         20        --        20
Transportation (including automotive)...........            198         34        31       263
Containers......................................            134        155        --       289
Construction and construction products..........            936         12        68     1,016
Oil, gas and petrochemicals.....................             --         --        32        32
All other.......................................            469        184         7       660
                                                  --------------------------------------------
     Total......................................          3,207        604       138     3,949
                                                  --------------------------------------------
MAJOR MARKET--2001
Steel service centers...........................            398         94        --       492
Further conversion:
  Trade customers...............................            944         14        --       958
  Joint ventures................................             --         30        --        30
Transportation (including automotive)...........            165         --        29       194
Containers......................................             93        141        --       234
Construction and construction products..........            904         59        71     1,034
Oil, gas and petrochemicals.....................              1        134        33       168
All other.......................................            432        167         5       604
                                                  --------------------------------------------
     Total......................................          2,937        639       138     3,714
                                                  --------------------------------------------
MAJOR MARKET--2000 (FROM NOVEMBER 24, 2000)
Steel service centers...........................             33         20        --        53
Further conversion:
  Trade customers...............................             64          6        --        70
  Joint ventures................................             --          2        --         2
Transportation (including automotive)...........             10         --         3        13
Containers......................................              6         11        --        17
Construction and construction products..........             66         10         6        82
Oil, gas and petrochemicals.....................             --         22         2        24
All other.......................................             27         28         1        56
                                                  --------------------------------------------
     Total......................................            206         99        12       317
----------------------------------------------------------------------------------------------

EMPLOYEES

The average number of active U. S. Steel domestic employees during 2002 was 20,351. The average number of active USSK employees during 2002 was 15,900. Currently, substantially all domestic hourly employees of our steel, coke and taconite pellet facilities are covered by a collective bargaining agreement with the USWA which expires in August 2004, and includes a no-strike provision. As previously discussed U. S. Steel has reached a new labor contract, covering facilities now owned by bankrupt National, as well as the USWA-represented plants of U. S. Steel. The agreement is before the union membership for ratification. Other domestic hourly employees (for example, those engaged in coal mining and transportation activities) are represented by the United Mine Workers of America, USWA and other unions. In addition, most employees of USSK are represented by the union OZ Metalurg under a collective bargaining agreement expiring February 2004, which is subject to annual wage negotiations.

ENVIRONMENTAL MATTERS

U. S. Steel maintains a comprehensive environmental policy overseen by the Corporate Governance and Public Policy Committee of the U. S. Steel Board of Directors. The Environmental Affairs organization has the responsibility to ensure that U. S. Steel's operating organizations maintain environmental compliance systems that are in accordance with applicable laws and regulations. The Executive Environmental Committee, which is comprised of officers of U. S. Steel, is charged with reviewing its overall performance with various environmental compliance programs. Also, U. S. Steel, largely through the American Iron and Steel Institute, continues its involvement in the development of various air, water, and waste regulations with federal, state and local governments concerning the implementation of cost effective pollution reduction strategies.

The domestic businesses of U. S. Steel are subject to numerous federal, state and local laws and regulations relating to the protection of the environment. These environmental laws and regulations include the Clean Air Act ("CAA") with respect to air emissions; the Clean Water Act ("CWA") with respect to water discharges; the Resource Conservation and Recovery Act ("RCRA") with respect to solid and hazardous waste treatment, storage and disposal; and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to releases and remediation of hazardous substances. In addition, all states where U. S. Steel operates have similar laws dealing with the same matters. These laws are constantly evolving and becoming increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that certain implementing regulations for laws such as RCRA and the CAA have not yet been promulgated or in certain instances are undergoing revision. These environmental laws and regulations, particularly the CAA, could result in substantially increased capital, operating and compliance costs.

For a discussion of environmental capital expenditures and the cost of compliance for air, water, solid waste and remediation, see "Management's discussion and analysis of financial condition and results of operations--Management's discussion and analysis of environmental matters, litigation and contingencies" and "--Legal proceedings--Environmental proceedings."

U. S. Steel has incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. In recent years, these expenditures have been mainly for process changes in order to meet CAA obligations, although ongoing compliance costs have also been significant. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of U. S. Steel's products and services, operating results will be adversely affected. U. S. Steel believes that its major domestic integrated steel competitors are confronted by substantially similar conditions and thus does not believe that its relative position with regard to such competitors is materially affected by the impact of environmental laws and regulations. However, the costs and operating restrictions necessary for compliance with environmental laws and regulations may have an adverse effect on U. S. Steel's competitive position with regard to domestic mini-mills and some foreign steel producers and producers of materials which compete with steel, which may not be required to undertake equivalent costs in their operations. In addition, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities and its production methods.

Slovak standards relative to air, water and solid waste pollution are set by statute and these standards are similar to those in the United States and the EU. USSK is in material compliance with these standards. USSK's environmental expenses in 2002 included usage fees, permit fees and/or penalties totaling approximately $5 million. There are no legal proceedings pending against USSK involving environmental matters. USSK's capital spending commitment to the Slovak government includes expenditures sufficient to bring USSK into compliance with all EU environmental standards by 2005.

The 1997 Kyoto Global Climate Change Agreement ("Kyoto Protocol") produced by the United Nations Convention on Climate Change, if ratified by the U.S. Senate, would require restrictions on greenhouse gas emissions in the United States. Options that could be considered by federal regulators to force the reductions necessary to meet these restrictions could escalate energy costs and thereby increase steel production costs. Until action is taken by the U.S. Senate to ratify the Kyoto Protocol or to implement some other program to address greenhouse gas emissions, it is not possible to estimate the effect this may have on U. S. Steel.

AIR

The CAA imposed more stringent limits on air emissions, established a federally mandated operating permit program and allowed for enhanced civil and criminal enforcement sanctions. The principal impact of the CAA on U. S. Steel is on the cokemaking and primary steelmaking operations of U. S. Steel, as described in this section. The coal mining operations and sales of USS Mining may also be affected.

The CAA requires the regulation of hazardous air pollutants and development and promulgation of Maximum Achievable Control Technology ("MACT") Standards. It was determined in 1995 that the Chrome Electroplating MACT did not apply to steel mill sources; however, the U.S. Environmental Protection Agency ("EPA") stated that MACT standards applicable to these sources would be forthcoming. To date, there has been no action taken. Potentially affected U. S. Steel facilities are the electrolytic tinning lines at Gary Works and the tin free steel line at East Chicago Tin. The EPA is also promulgating MACT standards for integrated iron and steel plants and taconite iron ore processing which are expected to be finalized in 2003. The impact of these new standards could be significant to U. S. Steel, but the cost cannot be reasonably estimated until the rules are finalized.

The CAA specifically addressed the regulation and control of coke oven batteries. The National Emission Standard for Hazardous Air Pollutants for coke oven batteries was finalized in October 1993, setting forth the MACT standard and, as an alternative, a Lowest Achievable

Emission Rate ("LAER") standard. Effective January 1998, U. S. Steel elected to comply with the LAER standards. U. S. Steel believes it will be able to meet the current LAER standards. The LAER standards will be further revised in 2010 and additional health risk-based standards are expected to be adopted in 2020. The EPA is in the process of developing the Phase II Coke MACT for pushing, quenching and battery stacks which is scheduled to be finalized in 2003. This MACT will impact U. S. Steel, but the cost cannot be reasonably estimated at this time.

In September 1997, the EPA adopted revisions to the National Ambient Air Quality Standards for ozone and particulate matter which are significantly more stringent than prior standards. The EPA is also developing regulations to address Regional Haze. The impact of these revised standards could be significant to U. S. Steel, but the cost cannot be reasonably estimated until the final regulations are promulgated and, more importantly, the states implement their State Implementation Plans covering their standards.

In 2002, all of the coal production of USS Mining was metallurgical coal, which is primarily used in coke production. While U. S. Steel believes that the new environmental requirements for coke ovens will not have an immediate effect on USS Mining, the requirements may encourage development of steelmaking processes that reduce the usage of coke. The new ozone and particulate matter standards could be significant to USS Mining, but the cost cannot be reasonably estimated until rules are proposed or finalized.

WATER

U. S. Steel maintains the necessary discharge permits as required under the National Pollutant Discharge Elimination System ("NPDES") program of the CWA, and it is in compliance with such permits. On January 26, 1998, pursuant to an action filed by the EPA in the United States District Court for the Northern District of Indiana titled United States of America v. USX Corporation, U. S. Steel entered into a consent decree with the EPA which resolved alleged violations of the Clean Water Act NPDES permit at Gary Works and provides for a sediment remediation project for a section of the Grand Calumet River that runs through Gary Works. Contemporaneously, U. S. Steel entered into a consent decree with the public trustees which resolves potential liability for natural resource damages on the same section of the Grand Calumet River. In 1999, U. S. Steel paid civil penalties of $2.9 million for the alleged water act violations and $0.5 million in natural resource damages assessment costs. In addition, U. S. Steel will pay the public trustees $1.0 million at the end of the remediation project for future monitoring costs and U. S. Steel is obligated to purchase and restore several parcels of property that have been or will be conveyed to the trustees. During the negotiations leading up to the settlement with the EPA, capital improvements were made to upgrade plant systems to comply with the NPDES requirements. As of December 31, 2002, the sediment remediation project is an approved final interim measure under the corrective action program for Gary Works. As of December 31, 2002, project costs have amounted to $29.1 million with another $14.2 million presently projected to complete the project, over the next 12 months. Construction began in January 2002 on a CAMU to contain the dredged material. The Toxic Substances Control Act unit within the CAMU is complete; the remaining construction was completed in February 2003. Phase 1 removal of PCB-contaminated sediment was conducted in December 2002. Dredging resumed in February 2003 and will continue until dredging on the river is concluded, which is expected to occur in October 2003. Closure costs for the CAMU are estimated to be an additional $4.9 million. Estimated remediation, monitoring and closure costs for this project have been accrued.

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In addition, in October 1996, U. S. Steel was notified by the Indiana Department of Environmental Management ("IDEM") acting as lead trustee, that IDEM and the U.S. Department of the Interior had concluded a preliminary investigation of potential injuries to natural resources related to releases of hazardous substances from various municipal and industrial sources along the east branch of the Grand Calumet River and Indiana Harbor Canal. The public trustees completed a pre-assessment screen pursuant to federal regulations and have determined to perform a Natural Resource Damages Assessment. U. S. Steel was identified as a PRP along with 15 other companies owning property along the river and harbor canal. U. S. Steel and eight other PRPs have formed a joint defense group. The trustees notified the public of their plan for assessment and later adopted the plan. In 2000, the trustees concluded their assessment of sediment injuries, which included a technical review of environmental conditions. The PRP joint defense group has proposed terms for the settlement of this claim, which have been endorsed by representatives of the trustees and the EPA to be included in a consent decree that U. S. Steel expects will resolve this claim. U. S. Steel agreed to pay to the public trustees $20.5 million over a five-year period for restoration costs, plus $1.0 million in assessment costs, and obtained an 8-acre parcel of land that has been transferred to the Indiana Department of Natural Resources for addition to the Indiana Dunes National Lakeshore Park owned by the National Park Service. No formal legal proceedings have been filed in this matter.

SOLID WASTE

U. S. Steel continues to seek methods to minimize the generation of hazardous wastes in its operations. RCRA establishes standards for the management of solid and hazardous wastes. Besides affecting current waste disposal practices, RCRA also addresses the environmental effects of certain past waste disposal operations, the recycling of wastes and the regulation of storage tanks. Corrective action under RCRA related to past waste disposal activities is discussed below under "Remediation."

REMEDIATION

A significant portion of U. S. Steel's currently identified environmental remediation projects relate to the remediation of former and present operating locations. These projects include the remediation of the Grand Calumet River (discussed above), and the closure and remediation of permitted hazardous and non-hazardous waste landfills.

U. S. Steel is also involved in a number of remedial actions under CERCLA, RCRA and other federal and state statutes, and it is possible that additional matters may come to its attention which may require remediation. For a discussion of remedial actions related to U. S. Steel, see "--Legal proceedings--Environmental proceedings."

PROPERTIES

U. S. Steel or its predecessors have owned the vast majority of its domestic properties for at least 30 years with no material adverse claims asserted. In the case of the real property and buildings of USSK, certified copies of the property registrations were obtained and examined by local counsel prior to the acquisition.

Several steel production facilities are leased. The caster facility at Fairfield, Alabama is subject to a lease expiring in 2012 with an option to purchase or to extend the lease. A coke battery at Clairton, Pennsylvania, which is subleased to the Clairton 1314B Partnership until July 2,

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2004, is subject to a lease and U. S. Steel exercised an option to renew this lease through July 2, 2012, at a fair market rental. The headquarters office space in Pittsburgh, Pennsylvania used by U. S. Steel is leased through 2018.

For property, plant and equipment additions, including capital leases, see "Management's discussion and analysis of financial condition and results of operations."

LEGAL PROCEEDINGS

U. S. Steel is the subject of, or a party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. Certain of these matters are included below in this discussion. The ultimate resolution of these contingencies could, individually or in the aggregate, be material to the financial statements. However, management believes that U. S. Steel will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably.

ASBESTOS LITIGATION

We are a defendant in a large number of cases in which approximately 14,000 claimants actively allege injury resulting from exposure to asbestos. Almost all of these cases involve multiple plaintiffs and multiple defendants. These claims fall into three major groups: (1) claims made under certain federal and general maritime laws by employees of the Great Lakes Fleet or Intercoastal Fleet, former operations of U. S. Steel; (2) claims made by persons who performed work at U. S. Steel facilities (referred to as "premises claims"); and (3) claims made by industrial workers allegedly exposed to an electrical cable product formerly manufactured by U. S. Steel. While U. S. Steel has excess casualty insurance, these policies have multi-million dollar self insured retentions and, to date, U. S. Steel has not received any payments under these policies relating to asbestos claims. In most cases, this excess casualty insurance is the only insurance applicable to asbestos claims.

These cases allege a variety of respiratory and other diseases based on alleged exposure to asbestos contained in a U. S. Steel electric cable product or to asbestos on U. S. Steel's premises; approximately 200 plaintiffs allege they are suffering from mesothelioma. Virtually all asbestos cases seek money damages from multiple defendants. U. S. Steel is unable to provide meaningful disclosure about the total amount of such damages alleged in these cases for the following reasons: (1) many cases do not claim a specific demand for damages, or contain a demand that is stated only as being in excess of the minimum jurisdictional limit of the relevant court; (2) even where there are specific demands for damages, there is no meaningful way to determine what amount of the damages would or could be assessed against any particular defendant; (3) plaintiffs' lawyers often allege the same amount of damages irrespective of the specific harm that has been alleged, even though the ultimate outcome of any claim may depend upon the actual disease, if any, that the plaintiff is able to prove and the actual exposure, if any, to the U. S. Steel product or the duration of exposure, if any, on U. S. Steel's premises. U. S. Steel believes the amount of any damages alleged in the complaints initially filed in these cases is not relevant in assessing our potential liability.

U. S. Steel aggressively pursues grounds for the dismissal of U. S. Steel from pending cases and we make efforts to settle appropriate cases for reasonable, and frequently nominal, amounts. For example, in 2000, we settled 22 claims for an aggregate total payment of approximately $80,000; in 2001, we settled approximately 11,000 claims for an aggregate total payment of

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approximately $190,000; and, in 2002, we settled approximately 1,100 claims for an aggregate total payment of approximately $700,000. In those three years, 3,860, 1,679 and 842, respectively, new claims were filed.

We also litigate cases to verdict where we believe that litigation is appropriate. Until March 2003, we were successful in all asbestos cases that we tried to final judgment. On March 28, 2003, a jury in Madison County, Illinois returned a verdict against U. S. Steel for $50 million in compensatory damages and $200 million in punitive damages. The plaintiff, an Indiana resident, alleged he was exposed to asbestos while working as a U. S. Steel employee at our Gary Works in Gary, Indiana from 1950 to 1981 and that he suffers from mesothelioma as a result. U. S. Steel believes the plaintiff's exclusive remedy was provided by the Indiana workers' compensation law and that this issue and other errors at trial would have enabled U. S. Steel to succeed on appeal. However, in order to avoid the delay and uncertainties of further litigation and having to post an appeal bond equal to the amount of the verdict and to allow U.
S. Steel to actively pursue its current acquisition activities and other strategic initiatives, U. S. Steel settled this case and the impact was recorded in operating results for the first quarter of 2003.

Management views the Madison County verdict as aberrational and continues to believe that it is unlikely that the resolution of the pending asbestos actions against us would have a material adverse effect on our financial condition. Among the factors considered in reaching this conclusion were: (1) that U. S. Steel had been subject to a total of approximately 34,000 asbestos claims over the last 12 years that had been administratively dismissed or were inactive due to the failure of the claimants to present any medical evidence supporting their claims; (2) that over the last several years, the total number of pending claims had remained steady; (3) that it had been many years since U. S. Steel employed maritime workers or manufactured electrical cable; and (4) U. S. Steel's history of trial outcomes, settlements and dismissals, including such matters since the March 28 jury decision. Management concluded the recent verdict in Madison County, Illinois was an aberration and that the likelihood of similar results is remote, although not impossible.

This statement of belief is a forward-looking statement. Predictions as to the outcome of pending litigation are subject to substantial uncertainties with respect to (among other things) factual and judicial determinations, and actual results could differ materially from those expressed in this forward-looking statement. We do not know whether the jury verdict described above will have any impact upon the number of claims filed against us in the future or the amount of future settlements.

ENVIRONMENTAL PROCEEDINGS

The following is a summary of the proceedings of U. S. Steel that were pending or contemplated as of December 31, 2002, under federal and state environmental laws. Except as described herein, it is not possible to accurately predict the ultimate outcome of these matters. Claims under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and related state acts have been raised with respect to the cleanup of various waste disposal and other sites. CERCLA is intended to expedite the cleanup of hazardous substances without regard to fault. Potentially responsible parties ("PRPs") for each site include present and former owners and operators of, transporters to and generators of the substances at the site. Liability is strict and can be joint and several. Because of various factors including the ambiguity of the regulations, the difficulty of identifying the responsible parties for any particular site, the complexity of determining the relative liability among them, the uncertainty
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as to the most desirable remediation techniques and the amount of damages and cleanup costs and the time period during which such costs may be incurred, it is impossible to reasonably estimate U. S. Steel's ultimate cost of compliance with CERCLA.

CERCLA REMEDIATION SITES

Projections, provided in the following paragraphs, of spending for and/or timing of completion of specific projects are forward-looking statements. These forward-looking statements are based on certain assumptions including, but not limited to, the factors provided in the preceding paragraph. To the extent that these assumptions prove to be inaccurate, future spending for, or timing of completion of environmental projects may differ materially from what was stated in forward-looking statements.

At December 31, 2002, U. S. Steel had been identified as a PRP at a total of 21 CERCLA sites. Based on currently available information, which is in many cases preliminary and incomplete, management believes that U. S. Steel's liability for cleanup and remediation costs in connection with 5 of these sites will be between $100,000 and $1 million per site, and for 12 of these sites will be under $100,000.

At the remaining 4 sites, management expects that U. S. Steel's share in the remaining cleanup costs at any single site will not exceed $5 million, although it is not possible to accurately predict the amount of sharing in any final allocation of such costs. The following is a summary of the status of these sites:

        -- At the former Duluth Works in Minnesota, U. S. Steel spent a total of approximately $12.1 million for cleanup through 2002. The Duluth Works was listed by the Minnesota Pollution Control Agency under the Minnesota Environmental Response and Liability Act on its Permanent List of Priorities. The U.S. Environmental Protection Agency ("EPA") has consolidated and included the Duluth Works site with the St. Louis River and Interlake sites on the EPA's National Priorities List. The Duluth Works cleanup has proceeded since 1989. U. S. Steel is conducting an engineering study of the estuary sediments. Depending upon the method and extent of remediation at this site, future costs are presently unknown and indeterminable. Additional study and oversight costs through 2003 are estimated at $765,000.

        -- The D'Imperio and Ewan sites in New Jersey are two waste disposal sites where a former subsidiary allegedly disposed of used paint and solvent wastes. U. S. Steel has entered into a settlement agreement with the major PRPs at the sites which fixes U. S. Steel's share of liability at approximately $1.2 million, $655,000 of which had been paid as of December 31, 2002. The balance, which is expected to be paid over the next several years, has been accrued.

        -- In 1988, U. S. Steel and two other PRPs (Bethlehem Steel Corporation and William Fiore) agreed to the issuance of an administrative order by the EPA to undertake emergency removal work at the Municipal & Industrial Disposal Co. site in Elizabeth, Pennsylvania. The cost of such removal, which has been completed, was approximately $4.2 million, of which U. S. Steel paid $3.4 million. The EPA indicated that further remediation of this site would be required. In October 1991, the Pennsylvania Department of Environmental Resources ("PADER") placed the site on the Pennsylvania State Superfund list and began a Remedial Investigation, which was issued in 1997. After a feasibility study by Pennsylvania Department of Environmental Protection ("PADEP") and submission of a conceptual remediation plan in 2001 by U. S. Steel,

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       U. S. Steel submitted a revised conceptual remedial action plan on May
       31, 2002. U. S. Steel and PADEP signed a consent decree on August 30, 2002, under which U. S. Steel is responsible for remediation of this site. This consent decree has been noticed for public comments. U. S. Steel estimates its future liability at the site to be $6.8 million.

In addition, there are 13 sites related to U. S. Steel where information requests have been received or there are other indications that U. S. Steel may be a PRP under CERCLA but where sufficient information is not presently available to confirm the existence of liability or make any judgment as to the amount thereof.

OTHER REMEDIATION ACTIVITIES

The following is a discussion of other remediation activities at the major domestic U. S. Steel facilities:

There are 37 additional sites related to U. S. Steel where remediation is being sought under other environmental statutes, both federal and state, or where private parties are seeking remediation through discussions or litigation. Based on currently available information, which is in many cases preliminary and incomplete, management believes that liability for cleanup and remediation costs in connection with 6 of these sites will be under $100,000 per site, another 5 sites have potential costs between $100,000 and $1 million per site, and 7 sites may involve remediation costs between $1 million and $5 million. Another 4 sites, including the Grand Calumet River remediation at Gary Works, the Peters Creek Lagoon remediation at Clairton Works, the closure of hazardous waste sites at Gary Works, and the potential claim for investigation, restoration and compensation of injuries to sediments in the east branch of the Grand Calumet River near Gary Works, have or are expected to have costs for remediation, investigation, restoration or compensation in excess of $5 million. Potential costs associated with remediation at the remaining 15 sites are not presently determinable.

GARY WORKS

On January 26, 1998, pursuant to an action filed by the EPA in the United States District Court for the Northern District of Indiana titled United States of America v. USX, U. S. Steel entered into a consent decree with the EPA which resolved alleged violations of the Clean Water Act NPDES permit at Gary Works and provides for a sediment remediation project for a section of the Grand Calumet River that runs through Gary Works. Contemporaneously, U. S. Steel entered into a consent decree with the public trustees, which resolves potential liability for natural resource damages on the same section of the Grand Calumet River. In 1999, U. S. Steel paid civil penalties of $2.9 million for the alleged water act violations and $0.5 million in natural resource damages assessment costs. In addition, U. S. Steel will pay the public trustees $1.0 million at the end of the remediation project for future monitoring costs, and U. S. Steel is obligated to purchase and restore several parcels of property that have been or will be conveyed to the trustees. During the negotiations leading up to the settlement with the EPA, capital improvements were made to upgrade plant systems to comply with the NPDES requirements. As of December 31, 2002, the sediment remediation project is an approved final interim measure under the corrective action program for Gary Works. As of December 31, 2002, project costs have amounted to $29.1 million with another $14.2 million presently projected to complete the project, over the next 12 months. Construction began in January 2002 on a Corrective Action Management Unit ("CAMU") to contain the dredged material. The Toxic Substances Control Act unit within the CAMU is complete; the remaining construction was

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completed in February 2003. Phase 1 removal of PCB-contaminated sediment was conducted in December 2002. Dredging resumed in February 2003 and will continue until dredging on the river is concluded, which is expected to occur in October 2003. Closure costs for the CAMU are estimated to be an additional $4.9 million.

At Gary Works, U. S. Steel has agreed to close three hazardous waste disposal sites located on plant property. The D2 disposal site and a nearby refuse area will be closed collectively. A CAMU for the West End Maintenance Area of Gary Works has been proposed that will include wastes from the D5 and T2 disposal sites. Total costs to close D2, D5, T2 and the refuse area are estimated to be $18.8 million.

In October 1996, U. S. Steel was notified by the Indiana Department of Environmental Management ("IDEM") acting as lead trustee, that IDEM and the U.S. Department of the Interior had concluded a preliminary investigation of potential injuries to natural resources related to releases of hazardous substances from various municipal and industrial sources along the east branch of the Grand Calumet River and Indiana Harbor Canal. The public trustees completed a preassessment screen pursuant to federal regulations and have determined to perform a Natural Resources Damages Assessment. U. S. Steel was identified as a PRP along with 15 other companies owning property along the river and harbor canal. U. S. Steel and eight other PRPs have formed a joint defense group. The trustees notified the public of their plan for assessment and later adopted the plan. In 2000, the trustees concluded their assessment of sediment injuries, which included a technical review of environmental conditions. The PRP joint defense group has proposed terms for the settlement of this claim which have been endorsed by representatives of the trustees and the EPA to be included in a consent decree that U. S. Steel expects will resolve this claim. U. S. Steel agreed to pay to the public trustees $20.5 million over a five-year period for restoration costs, plus $1.0 million in assessment costs, and obtained an 8-acre parcel of land that has been transferred to the Indiana Department of Natural Resources for addition to the Indiana Dunes National Lakeshore Park owned by the National Park Service. No formal legal proceedings have been filed in this matter.

On October 23, 1998, a final Administrative Order on Consent was issued by the EPA addressing Corrective Action for Solid Waste Management Units throughout Gary Works. This order requires U. S. Steel to perform a Resource Conservation and Recovery Act ("RCRA") Facility Investigation ("RFI") and a Corrective Measure Study ("CMS") at Gary Works. The Current Conditions Report, U. S. Steel's first deliverable, was submitted to the EPA in January 1997 and was approved by the EPA in 1998. Phase I RFI work plans have been approved for the Coke Plant, the Process Sewers, and Background Soils at the site, along with the approval of one self-implementing interim stabilization measure. Another eight Phase I RFI work plans have been submitted for EPA approval, thereby completing the Phase I requirement, along with two Phase II RFI work plans and one further self-implementing interim stabilization measure. The costs of these studies are estimated to be $5.8 million. Until they are completed, it is impossible to assess what additional expenditures will be necessary.

On October 21, 1994, and again on December 30, 1994, IDEM issued notices of violation ("NOVs") relating to Gary Works alleging various violations of air pollution requirements. In early 1996, U. S. Steel paid a $6 million penalty and agreed to install additional pollution control equipment and to implement environmental protection programs over a period of several years. A substantial portion of these programs has been implemented, with expenditures through 2002 of approximately $103 million. The cost to complete these programs is

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presently indeterminable. On March 8, 1999, U. S. Steel entered into an agreed order with IDEM to resolve outstanding air issues. U. S. Steel paid a penalty of $207,400 and installed equipment at the No. 8 Blast Furnace and the No. 1 BOP to reduce air emissions.

On November 30, 1999, IDEM issued an NOV alleging various air violations at Gary Works, including opacity violations at the No. 1 BOP and pushing violations at the four Coke Batteries. On August 21, 2002, IDEM issued a revised NOV which supercedes the 1999 NOV and includes alleged violations at the blast furnaces, steel shops and coke batteries from 1998 to present. Because IDEM has not yet determined the merits of the defenses raised by U. S. Steel, the cost of the settlement of this matter is currently indeterminable. An agreed order is being negotiated.

CLAIRTON

On February 12, 1987, U. S. Steel and the PADER entered into a Consent Order to resolve an incident in January 1985 involving the alleged unauthorized discharge of benzene and other organic pollutants from Clairton Works in Clairton, Pennsylvania. That Consent Order required U. S. Steel to pay a penalty of $50,000 and a monthly payment of $2,500 for five years. In 1990, U. S. Steel and the PADER reached agreement to amend the Consent Order. Under the amended Order,
U. S. Steel agreed to remediate the Peters Creek Lagoon, a former coke plant waste disposal site; to pay a penalty of $300,000; and to pay a monthly penalty of up to $1,500 each month until the former disposal site is closed. Remediation costs have amounted to $10.2 million with another $1.4 million presently projected to complete the project.

FAIRLESS PLANT

In January 1992, U. S. Steel commenced negotiations with the EPA regarding the terms of an Administrative Order on consent, pursuant to the RCRA, under which
U. S. Steel would perform a RFI and a CMS at its Fairless Plant. A Phase I RFI report was submitted during the third quarter of 1997. A Phase II/III RFI will be submitted following EPA approval of the Phase I report. The RFI/CMS will determine whether there is a need for, and the scope of, any remedial activities at the Fairless Plant.

FAIRFIELD WORKS

In December 1995, U. S. Steel reached an agreement in principle with the EPA and the U.S. Department of Justice ("DOJ") with respect to alleged RCRA violations at Fairfield Works. A consent decree was signed by U. S. Steel, the EPA and the DOJ and filed with the United States District Court for the Northern District of Alabama (United States of America v. USX Corporation) on December 11, 1997, under which U. S. Steel will pay a civil penalty of $1 million, implement two Supplemental Environmental Projects ("SEPs") costing a total of $1.75 million and implement a RCRA corrective action at the facility. One SEP was completed during 1998 at a cost of $250,000. The second SEP is under way. As of February 22, 2000, the Alabama Department of Environmental Management assumed primary responsibility for regulation and oversight of the RCRA corrective action program at Fairfield Works, with the approval of the EPA. The first Phase I RFI work plan was approved for the site on September 16, 2002. Field sampling for the work plan commenced immediately after approval and will continue through the end of 2003. The cost to complete this study is estimated to be $657,000.

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                            BUSINESS--NATIONAL STEEL

National is one of the largest integrated steel producers in the United States and is engaged in the manufacture and sale of a wide variety of flat rolled carbon steel products, including hot-rolled, cold-rolled, galvanized, tin and chrome plated steels. National targets high value-added applications of flat rolled carbon steel for sale primarily to the automotive, construction and container markets. Its principal executive offices are located in Mishawaka, Indiana. On March 6, 2002, National filed voluntary petitions for relief under the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois (Eastern Division). National continues to operate its business as a debtor-in-possession.

NATIONAL'S CUSTOMERS

Automotive. National supplies hot and cold-rolled steel and higher value-added galvanized coils to the automotive industry. National's products have been used in a variety of automotive applications, including exposed and unexposed panels, wheels and bumpers.

Construction. National is also a supplier of steel to the construction market. Roof and building panels are the principal applications for galvanized and Galvalume(R) steel in this market.

Container. National produces chrome and tin plated steels which are used to produce a wide variety of food and non-food containers.

Pipe and Tube. National supplies the pipe and tube market with hot-rolled, cold-rolled and coated sheet. National is a supplier to transmission pipeline, downhole casing and structural pipe producers.

Service Centers. National supplies the service center market with hot-rolled, cold-rolled and coated sheet. Service centers generally purchase steel coils and may process them further or sell them directly to third parties without further processing.

NATIONAL'S OPERATIONS

National operates three principal facilities: two integrated steel plants, Great Lakes in Ecorse and River Rouge, Michigan, near Detroit, and the Granite City Division in Granite City, Illinois, near St. Louis and a finishing facility, Midwest in Portage, Indiana, near Chicago.

GRANITE CITY

Granite City, located in Granite City, Illinois, has an annual hot-rolled band production capacity of approximately 3.2 million tons. All steel at Granite City is continuous cast. Granite City also uses ladle metallurgy to refine the steel chemistry to enable it to meet the exacting specifications of its customers. The facility's ironmaking facilities consist of two coke batteries and two blast furnaces. Finishing facilities include an 80-inch hot strip mill, a hot-rolled coil processing line, a continuous pickler, a tandem mill and two hot dip galvanizing lines. In 2002, Granite City shipped approximately 15% of its total production to Midwest for finishing. Principal products of the Granite City Division include hot-rolled, hot-dipped galvanized and Galvalume(R) steel, grain bin and high strength, low alloy steels.

GREAT LAKES

Great Lakes, located in Ecorse and River Rouge, Michigan, is an integrated facility engaged in steelmaking primarily for use in the automotive market with an annual hot-rolled band

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production capacity of approximately 3.7 million tons. All steel at this location is continuous cast. Great Lakes ironmaking facilities consist of three blast furnaces and a rebuilt 85-oven coke battery which was sold in 1997 to a subsidiary of DTE Energy Company. Great Lakes also operates two basic oxygen process vessels, a vacuum degasser and a ladle metallurgy station. Finishing facilities include a hot strip mill, a skinpass mill, a high speed pickle line, a tandem mill, a batch annealing station, a temper mill, one customer service line and an electrolytic galvanizing line. Additionally, a new automotive hot dip galvanizing line began production during the second quarter of 2000. Principal products include hot-rolled, cold-rolled, electrolytic galvanized, hot dip galvanized, and high strength, low alloy steels.

MIDWEST

Midwest, located in Portage, Indiana, finishes hot-rolled bands produced at Great Lakes and Granite City primarily for use in the automotive, construction and container markets. Midwest facilities include a continuous pickling line, two cold reduction mills and three continuous galvanizing lines (a 48-inch wide line which can produce galvanized or Galvalume(R) steel products and which services the construction market, a 72-inch wide line which services the automotive market and a Galvalume(R) line which services the construction market). In addition, Midwest has finishing facilities for cold-rolled products, consisting of a batch annealing station, a sheet temper mill and a continuous stretcher leveling line. The facility also includes an electrolytic cleaning line, a continuous annealing line, two tin temper mills, two tin recoil lines, an electrolytic tinning line and a chrome line, all of which service the container market. Principal products include tin mill products, hot-dipped galvanized and Galvalume(R) steel, cold-rolled and electrical lamination steels.

NATIONAL STEEL PELLET COMPANY

National Steel Pellet Company, located on the western end of the Mesabi Iron Ore Range in Keewatin, Minnesota, mines, crushes, concentrates and pelletizes low-grade taconite ore into iron ore pellets. NSPC operations include two primary crushers, ten primary mills, five secondary mills, a concentrator and a pelletizer. This facility has annual effective iron ore pellet capacity of over five million gross tons and has a combination of rail and vessel access to National's integrated steel mills.

PROCOIL

ProCoil, located in Canton, Michigan, operates a steel processing facility, which began operations in 1988 and a warehousing facility, which began operations in 1993. ProCoil blanks, slits and cuts steel coils to desired specifications to service automotive market customers and also provides laser welding services. In addition, ProCoil warehouses material to assist in providing just-in-time inventory to automotive customers.

DOUBLE G COATINGS

We will acquire National's 50% equity interest in Double G, which is a 300,000 ton per year hot dip galvanizing and Galvalume(R) steel facility near Jackson, Mississippi. The facility is capable of coating steel coils with zinc to produce a product known as galvanized steel and with a zinc and aluminum coating to produce a product known as Galvalume(R) steel. Double G primarily serves the metal buildings segment of the construction market in the south central United States. The joint venture commenced production in the second quarter of 1994 and reached full operating capacity in 1995.

ENVIRONMENTAL MATTERS

National's business is subject to numerous federal, state and local laws and regulations relating to the protection of the environment. These environmental laws and regulations include the Clean Air Act with respect to air emissions, the Clean Water Act with respect to water discharges, the Resource Conservation and Recovery Act with respect to solid and hazardous waste treatment, storage and disposal and the Comprehensive Environmental Response, Compensation and Liability Act with respect to releases and remediation of hazardous substances. In addition, all states where National operates have similar laws dealing with the same matters. These laws are constantly evolving and becoming increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that certain implementing regulations for laws such as RCRA and the CAA have not yet been promulgated or in certain instances are undergoing revision. These environmental laws and regulations, particularly the CAA, could result in substantially increased capital, operating and compliance costs.

                           NATIONAL STEEL TRANSACTION

On April 21, 2003 we entered into, and the Bankruptcy Court for the Northern District of Illinois, Eastern Division, approved, an asset purchase agreement with National Steel Corporation to purchase substantially all of National's assets for $850 million in cash plus the assumption of certain liabilities, which are primarily operating leases, including leases for the continuous caster and continuous electrolytic galvanizing line at the Great Lakes Division and a coke battery at the Granite City Division.

THE PURCHASE AGREEMENT

The following is a brief summary of material provisions of the purchase agreement. This summary is qualified in its entirety by reference to the purchase agreement.

STRUCTURE

U. S. Steel will acquire the assets free and clear of all liens (other than customary permitted liens, as specified in the purchase agreement), claims and encumbrances, other than the assumed liabilities. The acquired assets include all assets of National used or held for use in the production, sale and transportation of coke and steel products and the production of iron ore pellets (excluding the mining of coal and ore), except for certain assets specified in the purchase agreement. The assumed liabilities include accounts payable, obligations arising after the closing date under assumed contracts and obligations of National associated with the Double G joint venture. U. S. Steel is not assuming National's existing indebtedness or National's pension and benefit obligations to its retirees.

CLOSING

The National transaction will close not later than the second business day after satisfaction or waiver of the conditions to the National transaction provided for in the purchase agreement, unless we and National agree to another date. We expect the transaction to close in May 2003.

PURCHASE PRICE

At the closing of the National transaction, we will pay National $850 million in cash.

The purchase price will be decreased on a dollar-for-dollar basis in the event National's net working capital (accounts receivable plus inventory minus accounts payable) is less than $450 million as of the closing date.

In addition, the purchase price will be increased in respect of certain operating lease payments made by National after January 1, 2003. The purchase price will be increased by $1.00 for each $1.00 of specified operating lease payments made by National prior to the closing, up to $2 million and by $0.75 for each $1.00 of operating lease payments made by National prior to the closing, in excess of $2 million. We expect to pay National approximately $4 million in additional purchase price in respect of operating lease payments made by National and we expect to make additional payments related to operating leases at closing of $17 million.

REPRESENTATIONS AND WARRANTIES

In the purchase agreement, National made customary representations and warranties to U. S. Steel concerning, among other things: corporate organization, qualification and good standing; authorization and enforceability of the purchase agreement and the other documents to be delivered in connection with the National transaction; compliance with the provisions of the sellers' organizational documents, debt instruments and other contracts and applicable laws; consents required from governmental authorities; title to and sufficiency and condition of assets; intellectual property matters; real property matters; obligations to pay brokers or finders in connection with the National transaction; tax matters; labor matters; ERISA and other employee benefit matters; litigation; customers and suppliers; accounts receivable; inventory; financial statements and SEC filings; material contracts; permits; environmental matters; capital expenditures; and securities law matters.

In the purchase agreement, U. S. Steel made customary representations and warranties to National concerning, among other things: corporate organization, qualification and good standing; authorization and enforceability of the purchase agreement and the other documents to be delivered in connection with the National transaction; compliance with the provisions of U. S. Steel's organizational documents, debt instruments and other contracts and applicable laws; obligations to pay brokers or finders in connection with the National transaction; financial statements and SEC filings; and litigation.

The representations and warranties do not survive the closing date.

COVENANTS

During the period from the date of the purchase agreement to the closing date, National has agreed to operate its business in the ordinary course and to use commercially reasonable efforts to preserve its business intact and preserve its relationships with customers, suppliers, employees and others doing business with National. In furtherance of this covenant, from the date of the purchase agreement until the closing date, National has agreed not to take certain actions, as specified in the purchase agreement, without our prior written consent.

The purchase agreement also includes customary covenants relating to, among other things, notification of certain matters, access to information, public announcements, proration of taxes, utilities and other charges as of the closing date, and negotiation of a transition services agreement.

CLOSING CONDITIONS

Each party's obligation to consummate the National transaction is subject to the satisfaction of certain closing conditions.

U. S. Steel's obligation to close is subject to: the accuracy of National's representations and warranties as of the closing date, except where the failure to be accurate has not and would not reasonably be expected to have a Material Adverse Effect (as defined in the purchase agreement); the performance by National of its obligations and agreements in the purchase agreement; the approval of the National transaction by the bankruptcy court; all material assumed contracts being in full force and effect and all breaches and defaults of National thereunder having been cured; the absence of a material adverse change in the business of National since September 30, 2002; the absence of National intercompany indebtedness and the absence of liens against the assets of Delray Connecting Railroad Company (other than permitted liens); no violations of law; and the expiration of the waiting period under the HSR Act and the obtaining of all necessary approvals under antitrust laws.

National's obligation to close is subject to: the accuracy of U. S. Steel's representations and warranties as of the closing date, except where the failure to be accurate has not and would not reasonably be expected to have a Material Adverse Effect (as defined in the purchase agreement); the performance by U. S. Steel of its obligations and agreements in the purchase agreement; the approval of the National transaction by the bankruptcy court; and the expiration of the waiting period under the HSR Act and the obtaining of all necessary approvals under antitrust laws.

INDEMNIFICATION

U. S. Steel has agreed to indemnify National for damages resulting from (i) inaccuracies of U. S. Steel's representations and warranties, (ii) the failure of U. S. Steel to perform its obligations under the purchase agreement, (iii) the assumed liabilities, and (iv) the ownership, use and operation of the acquired assets after the closing. U. S. Steel's indemnification obligation is limited to $25 million.

National is not obligated to indemnify U. S. Steel under the agreement. National's liability for breach of the agreement is limited to $25 million.

FINANCING OF THE NATIONAL TRANSACTION

We intend to fund the cash portion of the purchase price of the National transaction with (i) the proceeds of this offering, (ii) the net proceeds of the sale of our 7.00% Series B Mandatory Convertible Preferred Shares, which were issued on February 10, 2003 and (iii) sales of receivables under our receivables sales program.

                                   MANAGEMENT

The following table contains information regarding our executive officers and directors as of May 1, 2003.

-----------------------------------------------------------------------------------------
NAME                   AGE                              TITLE
-----------------------------------------------------------------------------------------
Charles G. Carson      61    Vice President--Environmental Affairs
  III
Roy G. Dorrance        57    Vice Chairman and Chief Operating Officer
James D. Garraux       50    Vice President--Employee Relations
Charles C. Gedeon      62    Executive Vice President--Raw Materials and Transportation
John H. Goodish        54    Executive Vice President--International and Diversified
                             Businesses
Gretchen R. Haggerty   47    Executive Vice President, Treasurer and Chief Financial
                             Officer
J. Paul Kadlic         62    Executive Vice President--Sheet & Tin Products
Dan D. Sandman         55    Vice Chairman, Chief Legal & Administrative Officer, General
                             Counsel and Secretary
Larry G. Schultz       53    Vice President and Controller
Terrence D. Straub     57    Senior Vice President--Public Policy and Governmental
                             Affairs
John P. Surma, Jr.     48    President
Stephan K. Todd        57    Vice President--Law
Thomas J. Usher        60    Chairman and Chief Executive Officer
J. Gary Cooper         66    Director
Robert J. Darnall      65    Director
John G. Drosdick       59    Director
Shirley Ann Jackson    56    Director
Charles R. Lee         63    Director
Frank J. Lucchino      64    Director
Seth E. Schofield      63    Director
Douglas C. Yearley     67    Director
-----------------------------------------------------------------------------------------

With the exception of Mr. Surma, all of the executive officers mentioned above have held responsible management or professional positions with U. S. Steel or its subsidiaries for more than the past five years. Mr. Surma was Assistant to the Chairman of USX Corporation effective September 1, 2001 and had been the President of Marathon Ashland Petroleum LLC ("MAP") since January 2001. Prior to that, Mr. Surma served as the Senior Vice President, Supply & Transportation for MAP, the President of Speedway SuperAmerica LLC, and was named Senior Vice President, Finance & Accounting for Marathon Oil Company in 1997. Immediately prior to joining Marathon Oil Company, he was a partner with Price Waterhouse LLP.

J. Gary Cooper has been a director of U. S. Steel since December 31, 2001 and is currently the Chairman and Chief Executive Officer of the Commonwealth National Bank. He was the United States Ambassador to Jamaica from 1994 to 1997. Ambassador Cooper is a director of GenCorp Inc. and Protective Life Corporation.

Robert J. Darnall has been a director of U. S. Steel since December 31, 2001 and is the retired Chairman and Chief Executive Officer of Inland Steel Industries. Mr. Darnall retired as Chairman and Chief Executive Officer of Inland Steel Industries in 1998 and immediately joined Ispat International N.V., which acquired Inland Steel Industries, as head of their North American operations. Mr. Darnall left Ispat in 2000 and soon thereafter became Chairman and Interim CEO of Prime Advantage Corporation, a procurement services startup. He left Prime Advantage in January 2002. Mr. Darnall is a director of Cummins, Inc., Household International, Inc., Pactiv Corp. and Sunoco, Inc. He is Chairman of the Federal Reserve Bank of Chicago.

John G. Drosdick has been a director of U. S. Steel since March 2003 and is currently the Chairman, President and Chief Operating Officer of Sunoco, Inc. Mr. Drosdick became President and Chief Operating Officer of Sunoco in 1996 and was elected Chairman in May 2000. He is a director of Lincoln National Corporation and Sunoco Logistic Partners L.P. He is chairman of the Board of Trustees of Villanova University and serves on the Board of Trustees of the Philadelphia Museum of Art and Kimmel Center for the Performing Arts.

Shirley Ann Jackson, Ph.D. has been a director of U. S. Steel since December 31, 2001 and is currently the President of Rensselaer Polytechnic Institute. Dr. Jackson was appointed President of Rensselaer Polytechnic Institute in 1999 and was Chairman of the U.S. Nuclear Regulatory Commission from 1995 to 1999. Dr. Jackson is a director of Marathon Oil Corporation (formerly USX), Federal Express Corporation, AT&T, Medtronic, Inc. and Public Service Enterprise Group.

Charles R. Lee has been a director of U. S. Steel since December 31, 2001 and is currently the Chairman and Co-Chief Executive Officer of Verizon Communications. Mr. Lee was elected Chairman and Chief Executive Officer of GTE (which merged with Bell Atlantic Corporation to form Verizon Communications in 2000) in May 1992. He was elected to his present position with Verizon Communications on June 30, 2000. Mr. Lee is a director of Marathon Oil Corporation (formerly USX), The Procter & Gamble Company, United Technologies Corporation, the Stamford Hospital Foundation, and the New American Schools Development Corporation.

Frank J. Lucchino has been a director of U. S. Steel since January 2003. Mr. Lucchino currently serves as a judge in the Orphans' Court Division of the Court of Common Pleas in Allegheny County, Pennsylvania. Prior to being elected to the Court, he was a senior partner at the Pittsburgh law firm of Grogan, Graffam, McGinley and Lucchino. He has also served five, four-year terms as Allegheny County (Pennsylvania) Controller.

Seth E. Schofield has been a director of U. S. Steel since December 31, 2001 and is the retired Chairman and Chief Executive Officer of USAir Group. Mr. Schofield retired as Chairman and Chief Executive Officer in 1996, after having served in such position since 1992. Mr. Schofield is a director of Marathon Oil Corporation (formerly USX), Calgon Carbon Corp., and Candlewood Hotel Company, Inc.

Douglas C. Yearley has been a director of U. S. Steel since December 31, 2001 and is the Chairman Emeritus of Phelps Dodge Corporation. Mr. Yearley retired in 2000 from Phelps Dodge Corporation. He is a director of Marathon Oil Corporation (formerly USX) and Lockheed Martin Corporation.

                     DESCRIPTION OF OTHER INDEBTEDNESS AND
                           RECEIVABLES SALES PROGRAM

INVENTORY CREDIT FACILITY

Our revolving inventory credit facility to be in effect at the time of the closing of the National transaction provides for borrowings of up to $600 million. The facility, which expires in May 2007, is secured by all domestic inventory and related assets, including receivables other than those sold under the receivables sales program. The amount outstanding under the inventory credit facility cannot exceed the permitted "borrowing base," calculated on percentages of the value of eligible inventory. Borrowings under the facility bear interest at a rate equal to LIBOR or the prime rate plus an applicable margin.

The inventory credit facility includes a fixed charge coverage ratio, calculated as the ratio of operating cash flow to cash charges, as defined in the agreement, of not less than 1.25 times on the last day of any fiscal quarter. This coverage ratio must be met if availability, as defined in the agreement, is less than $100 million. The inventory credit facility also imposes limitations on our capital expenditures and restrictions on our investments.

If we breach the covenants of the inventory credit facility or fail to make payments under our material debt obligations or the receivables sales program, creditors would be able to terminate their commitments to make further loans, declare the outstanding amounts immediately due and payable and foreclose on any collateral and may also cause termination events to occur under the receivables sales program and a default under the existing senior notes. In addition, upon the occurrence of "change of control" events specified in the inventory credit facility, we may be required to repay the amounts outstanding.

EXISTING SENIOR NOTES

In July 2001 we issued $385 million of 10 3/4% senior notes due August 1, 2008 and in September 2001 we issued an additional $150 million of these existing senior notes. As of December 31, 2002, the aggregate principal amount of existing senior notes outstanding was $535 million.

The existing senior notes are unsecured senior obligations of the Company and rank equally in right of payment with all existing and future senior indebtedness of U. S. Steel, including the notes, and are senior in right of payment to any future subordinated obligations of the Company. The existing senior notes will mature on August 1, 2008. Interest on the existing senior notes will accrue at the rate of 10.75% per annum. Interest is payable semiannually in arrears on August 1 and February 1. Interest payments commenced on August 1, 2002. We will pay interest on overdue principal at 1% per annum in excess of the above rate.

Before August 1, 2004 we may, at our option, redeem the existing senior notes, with the net cash proceeds from one or more public equity offerings, in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the existing senior notes originally issued. If we elect to redeem the existing senior notes, the redemption price would equal 110.75% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date. We may only redeem the existing senior notes if the redemption occurs within 60 days of the related public equity offering and if, after giving effect to the redemption, at least 65% of the aggregate principal amount of the originally issued existing senior notes remain outstanding (other than existing senior notes held, directly or indirectly, by U. S. Steel or its affiliates).

We are not required to make any mandatory redemption or sinking fund payments with respect to the existing senior notes. However, under certain circumstances, we may be required to offer to purchase the existing senior notes as a result of a change of control or as a result of our breach of certain covenants. We may at any time and from time to time purchase existing senior notes in the open market or otherwise.

Upon a change of control, each holder of the existing senior notes has the right to require us to repurchase such holder's existing senior notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase.

The existing senior notes impose certain restrictions that limit our ability to, among other things: incur debt, restrict dividend or other payments from our subsidiaries; issue and sell capital stock of our subsidiaries; engage in transactions with affiliates; create liens on our assets to secure indebtedness; transfer or sell assets; and consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

Simultaneously with this offering, we are soliciting the consent of the holders of our existing senior notes to modify certain terms of the existing senior notes to conform to the terms of the notes. Those conforming changes modify the definitions of Consolidated Net Income and EBITDA, permit dividend payments on our 7.00% Series B Mandatory Convertible Preferred Shares and expand permitted investments to include loans made for the purpose of facilitating like-kind exchange transactions.

SENIOR QUARTERLY INCOME DEBT SECURITIES

In December 2001, we issued our 10% Quarterly Income Debt Securities, due December 31, 2031, in exchange for preferred securities of Marathon Oil Corporation. As of December 31, 2002, the aggregate principal amount of outstanding quarterly income debt securities was $49 million.

Interest on the quarterly income debt securities is payable in cash on March 31, June 30, September 30 and December 31 of each year. The quarterly income debt securities are redeemable at our option, in whole or in part, at any time on or after December 31, 2006, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date. The quarterly income debt securities are unsecured obligations and rank equally in right of payment with all of the existing and future senior indebtedness of U. S. Steel, including the notes, and will rank senior in right of payment to all of its existing and future subordinated indebtedness.

Upon a change of control, we will be required to make an offer to purchase the quarterly debt securities at a purchase price of 100% of the principal amount of the quarterly income debt securities, together with accrued but unpaid interest.

INDUSTRIAL REVENUE BONDS

As of December 31, 2002, $471 million was outstanding under industrial revenue bonds related to environmental projects for current and former U. S. Steel facilities, having interest rates ranging from 4.75% to 6.875% and maturities from 2009 to 2033. Under the Financial Matters Agreement that we entered into with Marathon at the time of the Separation we assumed and agreed to discharge all principal, interest and other duties of Marathon under these obligations, including any amounts due upon any defaults or accelerations of any of the obligations (other than defaults or accelerations caused by the actions of Marathon). We are required to discharge Marathon from any remaining liability under the assumed industrial revenue bonds on or prior to December 31, 2011.

USSK LOAN

As of December 31, 2002, $301 million was outstanding under USSK's loan facility. The loan, which is non-recourse to U. S. Steel, bears interest at a fixed rate of 8.5% per year and is subject to annual repayments of $20 million beginning in November 2003, with the balance due in 2010. Additional mandatory prepayments may be required based upon a cash flow formula or a change in control of U. S. Steel.

USSK CREDIT FACILITIES

USSK is the sole obligor on a $40 million credit facility that expires in December 2004. The facility bears interest at prevailing market rates plus 0.90%. USSK is obligated to pay a 0.25% commitment fee on undrawn amounts. USSK is also the sole obligor on a short-term $10 million credit facility that expires November 26, 2003. The facility bears interest at prevailing short-term rates plus 1%. USSK is obligated to pay a 0.25% commitment fee on undrawn amounts. There were no borrowings under these facilities at December 31, 2002 and availability was $48 million, as a result of customs guarantees issued against these facilities.

CAPITAL LEASES

We are the sublessee of a slab caster at the Fairfield Works facility in Alabama with a term through 2012. This sublease is accounted for as a capital lease. Marathon is the primary obligor under the lease and under our financial matters agreement with Marathon, we assumed and will discharge all obligations under this lease. As of December 31, 2002, the aggregate amount of our obligation under this lease was $80 million. This lease has a final maturity of 2012, subject to additional extensions. As of December 31, 2002, the aggregate amount of our obligations under other capital leases was $2 million. In addition, we will assume $4 million of capital leases from National.

RECEIVABLES SALES PROGRAM

In November 2001, we entered into a five-year receivables sales program with financial institutions. We established a consolidated wholly-owned subsidiary, USSR, which is a consolidated special-purpose, bankruptcy-remote entity that acquires, on a daily basis, eligible trade receivables generated by us and certain of our subsidiaries. USSR can sell an undivided interest in these receivables to certain commercial paper conduits. Effective upon the closing of the National transaction, we expect to enter into an amendment to the receivables sales program, which increased fundings under the facility to the lesser of eligible receivables or $500 million. Eligible receivables exclude certain obligors, amounts in excess of specified percentages for certain obligors and amounts past due or due beyond a specified period. In addition, eligible receivables are calculated by deducting certain reserves, which are based on factors such as concentration, dilution and loss percentages, as well as the credit ratings of U. S. Steel. The reserves would increase by approximately $60 to $75 million if U. S. Steel's credit ratings were downgraded to B2 by Standard & Poor's or B by Moody's. The reserves would increase by an additional $60 to $75 million if the ratings were lower. The receivables sales program also imposes certain restrictions that limit our ability to, among other things, create liens on our receivables.

While the term of the receivables sales program is five years, the facility also terminates on the occurrence and failure to cure certain events, including, among others, certain defaults with respect to the inventory credit facility and other debt obligations, any failure of USSR to maintain certain ratios related to the collectability of the receivables, and failure to extend the commitments of the commercial paper conduits' liquidity providers, which currently terminate on November 26, 2003. In addition, upon the occurrence of "change in control" events specified in the receivables sales program, we may be required to repurchase the receivables.

                            DESCRIPTION OF THE NOTES

We will issue the notes under an Indenture (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act").

Certain terms used in this description are defined under the subheading "--Certain Definitions." In this description, the words "We," "our," "us" and "Company" refer only to United States Steel Corporation, and not to any of its subsidiaries.

The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as holders of these notes. You may request copies of this agreement at our address set forth under the heading "Where you can find more information."

BRIEF DESCRIPTION OF THE NOTES

These notes:

        --  are unsecured senior obligations of the Company;

        -- are equal in right of payment with all of the existing and future senior unsecured indebtedness of the Company;

        -- are senior in right of payment to any future Subordinated Obligations of the Company; and

        -- are effectively junior to any of our secured debt and any indebtedness of our subsidiaries.

As of March 31, 2003, we had $1.05 billion of senior unsecured indebtedness, no subordinated indebtedness and $383 million of secured debt and indebtedness of USSK.

PRINCIPAL, MATURITY AND INTEREST

The Company will issue the notes initially with a maximum aggregate principal
amount of $350 million. The notes will mature on      , 2010. Subject to our
compliance with the covenant described under the subheading "--Certain covenants--Limitation on Indebtedness," we are permitted to issue more notes under the Indenture (the "Additional Notes"). The notes and the Additional Notes, if any, will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the notes," references to the notes include any Additional Notes actually issued.

The Company will issue the notes in denominations of $1,000 and any integral multiple of $1,000.

Interest on the notes will accrue at the rate of      % per annum. Interest will
be payable semiannually in arrears on      and      , commencing on           ,
2003. We will make each interest payment to the holders of record of these notes on the immediately preceding
and      . We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

Interest on these notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION

Except as follows, we will not be able to redeem the notes at our option prior to maturity.

Before      , 2006, we may at our option on one or more occasions, upon not less than 30 nor more than 60 days' notice, redeem the notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes originally issued at a redemption price (expressed as a percentage of
principal amount) of      %, plus accrued and unpaid interest to the redemption
date, with the net cash proceeds from one or more Public Equity Offerings; provided that

     (1) at least 65% of such aggregate principal amount originally issued of the notes remains outstanding immediately after the occurrence of each such redemption (other than notes held, directly or indirectly, by the Company or its Affiliates); and

     (2) each such redemption occurs within 60 days after the date of the related Public Equity Offering.

On and after           , 2007, we will be entitled at our option to redeem all
or a portion of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed in percentages of principal amount), plus accrued interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on of the years set forth below:

------------------------------------------------------------------------
                                                              REDEMPTION
PERIOD                                                          PRICE
------------------------------------------------------------------------
2007........................................................
2008........................................................
2009........................................................
2010 and thereafter.........................................     100.00%
------------------------------------------------------------------------

SELECTION AND NOTICE OF REDEMPTION

If we are redeeming less than all the notes at any time, the Trustee will select notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

We will redeem notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. We will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

So long as the book-entry system is used for determining beneficial ownership of the notes, the notice of redemption for any of the notes will be given to Cede & Co., as nominee for The

Depository Trust Company ("DTC") and registered owner of the notes. Neither failure to receive such notice nor any defect in any notice so given shall affect the sufficiency of the proceedings for the redemption of any such notes.

MANDATORY REDEMPTION; OFFERS TO PURCHASE; OPEN MARKET PURCHASES

We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase notes as described under the captions "--Change of control" and "--Certain covenants--Limitation on sales of assets and subsidiary stock." We may at any time and from time to time purchase notes in the open market or otherwise.

RANKING

SENIOR INDEBTEDNESS VERSUS THE NOTES

The indebtedness evidenced by these notes will rank pari passu in right of payment to all senior Indebtedness of United States Steel. The notes are unsecured obligations of the Company. Secured debt and other secured obligations of United States Steel (including obligations with respect to our $600 million revolving credit facility) will be effectively senior to the notes to the extent of the value of the assets securing such debt or other obligations.

LIABILITIES OF SUBSIDIARIES VERSUS THE NOTES

A portion of our operations are conducted through USSK and other subsidiaries. Claims of creditors of such subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, and claims of preferred stockholders of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the notes. Accordingly, the notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our subsidiaries.

Although the Indenture limits the incurrence of Indebtedness and preferred stock of certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "--Certain covenants--Limitation on Indebtedness."

BOOK-ENTRY, DELIVERY AND FORM

We will initially issue the notes in the form of one or more global notes (the "Global Notes"). The Global Notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the Global Note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC.

DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities of

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institutions that have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book- entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by DTC, upon the deposit of the Global Notes with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such Global Notes to the accounts of participants. Ownership of book-entry interests is limited to participants or indirect participants, banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with DTC, either directly or indirectly. Indirect participants also include persons that hold through such indirect participants. The book-entry interests will not be held in definitive form. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Notes other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Notes.

So long as DTC, or its nominee, is the registered holder and owner of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole legal owner and holder of any related notes evidenced by the Global Note for all purposes of such notes and the Indenture. Except as set forth below, as an owner of a beneficial interest in the Global Note, you will not be entitled to have the notes represented by the Global Note registered in your name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under the Global Notes. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action that DTC, as the holder of the Global Note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and interest on notes represented by the Global Note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any note

                                      S-116
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or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Note owning through such participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility or liability for the performance by DTC or their respective participants or indirect participants of its obligations under the rules and procedures governing its operations.

CERTIFICATED NOTES

Subject to certain conditions, the notes represented by the Global Notes are exchangeable for certificated notes in definitive form of like tenor in denominations of $1,000 and integral multiples thereof if

     (1) DTC notifies us that it is unwilling or unable to continue as Depository for the Global Notes or DTC ceases to be a clearing agency registered under the Exchange Act and, in either case, we are unable to locate a qualified successor within 90 days;

     (2) we in our discretion at any time determine not to have all the notes represented by Global Notes; or

     (3) a default entitling the holders of the notes to accelerate the maturity thereof has occurred and is continuing.

Any note that is exchangeable as above is exchangeable for certificated notes issuable in authorized denominations and registered in such names as DTC shall direct. Subject to the foregoing, the Global Notes are not exchangeable, except for Global Notes of the same aggregate denomination to be registered in the name of DTC or its nominee.

SAME-DAY PAYMENT

The Indenture requires us to make payments in respect of notes (including principal, premium and interest) by wire transfer of immediately available funds to the U.S. dollar accounts with banks in the U.S. specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

CHANGE OF CONTROL OFFER

Upon the occurrence of any of the following events (each a "Change of Control"), each Holder shall have the right to require that the Company repurchase such Holder's notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

A "Change of Control" shall occur if:

     (1) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to

                                      S-117
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     have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company;

     (2) individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

     (3) the adoption of a plan relating to the liquidation or dissolution of the Company; or

     (4) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person, other than a merger or consolidation transaction in which holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction.

Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating:

     (1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder's notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

     (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

     (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

     (4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have

                                      S-118
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breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature was a result of negotiations between the Company and the initial purchasers of the notes. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under "--Certain covenants--Limitation on Indebtedness," "--Limitation on liens" and "--Limitation on Sale/Leaseback Transactions." Such restrictions can only be waived with respect to any series of notes with the consent of the holders of a majority in principal amount of that series of notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

Certain of our outstanding indebtedness requires us to repay all the amounts outstanding upon a change in control (as defined therein). In addition to this, borrowings under our inventory credit facility are limited by the amounts of available inventory and other factors. It is possible, therefore, we would be unable to use our revolving credit facility to finance the purchase of a significant amount of notes following a change of control without the consent of the lenders under that facility. If we are unable to obtain that consent or obtain other financing to purchase the notes it would be a default under the Indenture. Such a default under the Indenture would also constitute a default under our revolving credit facility and a termination event under our accounts receivable purchase program.

Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with respect to any series of notes with the written consent of the holders of a majority in principal amount of that series of notes.

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CERTAIN COVENANTS

The Indenture contains covenants including, among others, those described below.

INVESTMENT GRADE RATING FALL-AWAY COVENANTS

Following the first day:

     (a) the notes have an Investment Grade Rating from both of the Rating Agencies, and

     (b) no Default has occurred and is continuing under the Indenture,

the Company and its Restricted Subsidiaries will not be subject to the provisions of the Indenture summarized under the subheadings below:

 --  "Limitation on indebtedness,"

 --  "Limitation on restricted payments,"

 --  "Limitation on restrictions on distributions from restricted subsidiaries,"

 --  "Limitation on sales of assets and subsidiary stock,"

 --  "Limitation on affiliate transactions,"

 -- "Limitation on the sale or issuance of capital stock of restricted subsidiaries," and

 --  Clause (3) of "Merger and consolidation"

(collectively, the "Suspended Covenants"). If the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence, and subsequently one or both of the Rating Agencies withdraws its rating or downgrades the rating assigned to the notes below an Investment Grade Rating, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants, and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal or downgrade will be calculated in accordance with the terms of the covenant described below under "Limitation on Restricted Payments" as though such covenant had been in effect since the date the notes were originally issued.

LIMITATION ON INDEBTEDNESS

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis no Default has occurred and is continuing and the Consolidated Coverage Ratio exceeds 2.0 to 1.

(b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

     (1) Indebtedness Incurred by the Company, any Financing Entity and any Foreign Restricted Subsidiary pursuant to any Credit Facilities, provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause
     (1) and then outstanding does not exceed the greater of (A) $750 million less the sum of all principal payments with respect to such Indebtedness pursuant to paragraph (b)(3)(A) of the covenant described under "--Limitation on sales of assets and subsidiary stock," and (B) the sum of
     (x) 60% of the book value of the inventory

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     of the Company and its Restricted Subsidiaries and (y) 85% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries.

     (2) Indebtedness owed to and held by the Company or a Wholly Owned Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes;

     (3) the notes (other than any Additional Notes) and any other Indebtedness of the Company or any Restricted Subsidiary outstanding on the Issue Date;

     (4) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

     (5) Industrial Revenue Bond Obligations, so long as the aggregate principal amount of all Industrial Revenue Bond Obligations (inclusive of any in respect of which the Company becomes directly or indirectly liable pursuant to the Financial Matters Agreement) does not exceed $600 million;

     (6) Indebtedness to Marathon Incurred pursuant to the Financial Matters Agreement in respect of Capital Lease Obligations, in an aggregate principal amount not to exceed $92 million;

     (7) Indebtedness to Marathon Incurred pursuant to the Financial Matters Agreement in respect of Guarantees of Marathon, in an aggregate principal amount not to exceed $145 million;

     (8) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4), (6) or this clause (8); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (4), such Refinancing Indebtedness shall be Incurred only by such Subsidiary or by the Company;

     (9) Hedging Obligations directly related to Indebtedness permitted to be Incurred by the Company pursuant to the Indenture or to mitigate currency or business risk;

     (10) Obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

     (11) Indebtedness arising from overdraft conditions honored by a bank or other financial institution in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of its Incurrence;

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     (12) Guarantees by the Company of obligations of any of its joint ventures in an aggregate amount not to exceed $100 million;

     (13) Subordinated Obligations not to exceed $200 million which (x) are convertible into equity securities of the Company, (y) have a Stated Maturity after the first anniversary of the Stated Maturity of any series of notes then outstanding and (z) have an Average Life that is greater than the Average Life of any series of notes then outstanding;

     (14) Attributable Debt related to Sale/Leaseback Transactions in an amount not to exceed $150 million;

     (15) Purchase Money Indebtedness and Capital Lease Obligations Incurred to acquire property in the ordinary course of business in an aggregate amount not to exceed $75 million for the year ending July 27, 2003, $75 million for the year ending July 27, 2004 and $50 million in each of the years thereafter; and

     (16) Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses
     (1) through (15) above or paragraph (a)) does not exceed $150 million.

(c) Notwithstanding the foregoing, the Company will not incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company unless such Indebtedness shall be subordinated to the notes to at least the same extent as such Subordinated Obligations.

(d) For purposes of determining compliance with this covenant, if an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, (1) will classify such item of Indebtedness at the time of Incurrence and will be entitled to either include the amount and type of such Indebtedness in only one of the above clauses or divide and classify such item of Indebtedness in more than one of the types of Indebtedness described above and (2) will be entitled from time to time to reclassify all or a portion of such item of Indebtedness classified in one of the clauses in paragraph (b) above into another clause in paragraph (b) that it meets the criteria of.

(e) For purposes of determining compliance with any U.S. dollar restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness, provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent, as appropriate, of the Indebtedness Refinanced, except to the extent that (i) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and
(ii) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

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LIMITATION ON RESTRICTED PAYMENTS

(a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

     (1) a Default shall have occurred and be continuing (or would result therefrom);

     (2) the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "-- Limitation on Indebtedness;" or

     (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since July 27, 2001 (other than dividends on common stock paid prior to the Issue Date of the notes) would exceed the sum of (without duplication);

        (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which July 27, 2001 occurs to the end of the most recent fiscal quarter for which financial results are publicly available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

        (B) 100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to July 27, 2001 (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to July 27, 2001; plus

        (C) the amount by which Indebtedness of the Company (other than Subordinated Obligations) is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to July 27, 2001 of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); plus

        (D) an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

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(b) The preceding provisions will not prohibit:

     (1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

     (2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness which is permitted to be Incurred pursuant to the covenant described under "--Limitation on Indebtedness"; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

     (3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

     (4) so long as no Default has occurred and is continuing, the repurchase or other acquisition of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans(or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions (other than any acquisition of shares of common stock of the Company that are used as payment for the exercise price of outstanding options) shall not exceed $5.0 million in any calendar year; provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

     (5) so long as no Default has occurred and is continuing, the declaration and payment of one or more dividends on the common stock of the Company with respect to the period ending on December 31, 2003 in an aggregate amount not to exceed $14.0 million; provided that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

     (6) so long as no Default has occurred and is continuing, any Restricted Payment which, together with all other Restricted Payments made pursuant to this clause (6) on or after July 27, 2001, does not exceed $30 million; provided, however, that such Restricted Payments shall be included in the calculation of the amount of Restricted Payments; and

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     (7) so long as no Default has occurred and is continuing, the declaration and payment of dividends on the Company's 7.00% Series B Mandatory Convertible Preferred Shares pursuant to their terms; provided that such dividends shall be excluded in the calculation of the amount of Restricted Payments.

LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED SUBSIDIARIES

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company,
(b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

     (1) with respect to clause (a), (b) and (c),

        (i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

        (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

        (iii) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of clause (1) of this covenant or this clause
        (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of clause (1) of this covenant or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements; and

     (2) with respect to clause (c) only,

        (i) any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

        (ii) restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and

        (iii) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, sell, transfer or otherwise dispose of (collectively, a "disposition") any Capital Stock of any Person that owns, directly or indirectly, all or a significant portion of the Tubular Business, unless:

     (1) the Company or such Restricted Subsidiary receives consideration at the time of such disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the Capital Stock subject to such disposition;

     (2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

     (3) an amount equal to 75% of the Net Available Cash from such disposition (after giving effect to the consummation of offers to repurchase required under the 10 3/4 Indenture) is applied by the Company (or such Restricted Subsidiary, as the case may be) to make an offer to the holders of the notes to purchase notes pursuant to and subject to the conditions contained in the Indenture within 30 days from the later of the date of such disposition or the receipt of such Net Available Cash; provided, however, that the Company or such Restricted Subsidiary shall permanently retire such notes. Pending application of Net Available Cash pursuant to this paragraph (a), such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce indebtedness under Credit Facilities.

(b) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any other Asset Disposition unless:

     (1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition;

     (2) with respect to Asset Dispositions other than Like-Kind Exchanges or Excluded Real Property Sales, at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

     (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be):

        (A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

        (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

        (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the notes (and to holders of other Senior Indebtedness of the Company) designated by the Company to purchase notes (and such other Senior Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture;

        provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this paragraph (b), the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this paragraph (b) except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this paragraph (b) exceeds $25 million. Pending application of Net Available Cash pursuant to this paragraph (b), such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce indebtedness under Credit Facilities.

(c) For the purposes of paragraphs (a) and (b) of this covenant, the following are deemed to be cash or cash equivalents:

     (1) the assumption of Senior Indebtedness of the Company, or Indebtedness of any Restricted Subsidiary, and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

     (2) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash; and

     (3) any reduction of Indebtedness of the Company in connection with such Asset Disposition.

(d) In the event of an Asset Disposition that requires the purchase of notes (and other Senior Indebtedness) pursuant to clause (a)(3) or (b)(3)(C) above, the Company will purchase notes tendered pursuant to an offer by the Company for the notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, if such other Senior Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including prorating in the event of over subscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase notes (and other Senior Indebtedness) pursuant to paragraph (b) of this covenant if the Net Available Cash available therefor is less than $25 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

(e) The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this clause by virtue of its compliance with such securities laws or regulations.

LIMITATION ON AFFILIATE TRANSACTIONS

(a) The Company will not, and will not permit any Restricted Subsidiary to, enter into, permit to exist, renew or extend any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless:

     (1) the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person who is not an Affiliate;

     (2) if such Affiliate Transaction involves an amount in excess of $10 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee Directors of the Company disinterested with respect to such Affiliate Transactions have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a Board resolution; and

     (3) if such Affiliate Transaction involves an amount in excess of $25 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person who was not an Affiliate.

(b) The provisions of the preceding paragraph (a) will not prohibit:

     (1) any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under "--Limitation on restricted payments;"

     (2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;

     (3) loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $5.0 million in the aggregate outstanding at any one time;

     (4) the payment of reasonable fees to Directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries;

     (5) any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

     (6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company; and

     (7) any transaction pursuant to any contract or agreement in effect on the Issue Date, in each case as amended, modified or replaced from time to time so long as the amended, modified or new agreement, taken as a whole, is no less favorable to the Company and its Restricted Subsidiaries than that in effect on the Issue Date.

LIMITATION ON THE SALE OR ISSUANCE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES

The Company

     (1) will not, and will not permit any Restricted Subsidiary to, sell, transfer or otherwise dispose of any Capital Stock of any other Restricted Subsidiary to any Person (other than the Company or a Wholly Owned Subsidiary); and

     (2) will not permit any Restricted Subsidiary to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors' or other legally required qualifying shares) to any Person (other than to the Company or a Wholly Owned Subsidiary);

unless

     (A) the Company complies with the covenant described under "--Limitation Sale of Assets and Subsidiary Stock" with respect to any such sale, transfer or other disposition; and

     (B) immediately after giving effect to such issuance, sale, transfer or other disposition, (x) such Restricted Subsidiary remains a Restricted Subsidiary or (y) such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto is treated as a new Investment by the Company and such Investment would be permitted to be made under the covenant described under "--Limitation on Restricted Payments" if made on the date of such issuance, sale, transfer or other disposition.

LIMITATION ON LIENS

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (the "Initial Lien") of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than Permitted Liens, without effectively providing that the notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Any Lien created for the benefit of the Holders of the notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

LIMITATION ON SALE/LEASEBACK TRANSACTIONS

The Company will not, and will not permit any Restricted Subsidiary to, enter into, Guarantee or otherwise become liable with respect to any Sale/Leaseback Transaction with respect to any property unless:

     (1) the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "--Limitation on Indebtedness" and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the notes pursuant to the covenant described under "--Limitation on liens";

     (2) the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair value (as determined by the Board of Directors) of such property; and

     (3) the Company applies the proceeds of such transaction to the extent required by the covenant described under "--Limitation on Sale of Assets and Subsidiary Stock."

MERGER AND CONSOLIDATION

The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

     (1) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the notes and the Indenture;

     (2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

     (3) immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness;"

     (4) immediately after giving pro forma effect to such transaction, the Successor Company shall have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of the Company immediately prior to such transaction;

     (5) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; and

     (6) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred;

provided, however, that clauses (3) and (4) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the notes.

DEFAULTS

Each of the following is an Event of Default:

     (1) a default in the payment of interest on the notes when due, continued for 30 days;

     (2) a default in the payment of principal of any note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

     (3) the failure by the Company to comply with its obligations under "--Certain Covenants--Merger and Consolidation" above;

     (4) the failure by the Company to comply for 30 days after notice with any of its other obligations in the covenants described above under "--Certain Covenants" above;

     (5) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture;

     (6) Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $50 million (the
     "cross-acceleration provision");

     (7) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions"); or

     (8) any judgment or decree for the payment of money in excess of $50 million is entered against the Company or a Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed within 10 days after notice which would include any such judgments entered in connection with the various litigation matters described in the documents incorporated by reference (the "judgment default provision").

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal of and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a note may pursue any remedy with respect to the Indenture or the notes unless:

     (1) such holder has previously given the Trustee notice that an Event of Default is continuing;

     (2) holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

     (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

     (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

     (5) holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

Subject to certain exceptions, the Indenture may be amended with respect to any series of notes with the consent of the holders of a majority in principal amount of that series of notes then outstanding (including consents obtained in connection with a tender offer or exchange for the notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of that series of notes then outstanding. However, without the consent of each holder of an outstanding note affected thereby, an amendment or waiver may not, among other things:

     (1) reduce the amount of notes whose holders must consent to an amendment;

     (2) reduce the rate of or extend the time for payment of interest on any note;

     (3) reduce the principal of or extend the Stated Maturity of any note;

     (4) reduce the amount payable upon the redemption of any note or change the time at which any note may be redeemed as described under "--Optional Redemption;"

     (5) make any note payable in currency other than that stated in the note;

     (6) impair the right of any holder of the notes to receive payment of principal of and interest on such holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's notes;

     (7) make any change in the amendment provisions which require each holder's consent or in the waiver provisions; or

     (8) make any change in the ranking or priority of any note that would adversely affect the Noteholders.

Notwithstanding the preceding, without the consent of any holder of the notes, the Company and Trustee may amend the Indenture:

     (1) to cure any ambiguity, omission, defect or inconsistency;

     (2) to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture;

     (3) to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

     (4) to add guarantees with respect to the notes, or to secure the notes;

     (5) to add to the covenants of the Company for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company;

     (6) to make any change that does not materially and adversely affect the rights of any holder of the notes; or

     (7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

The consent of the holders of the notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

Initially all the notes are held through DTC. DTC's records reflect only the identity of the Direct Participants to whose accounts the notes are credited. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. The notes will be issued in registered form and will be transferable only upon the surrender of the notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

At any time, we may terminate all our obligations under any series of notes and the relevant Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

In addition, at any time we may terminate our obligations under "--Change of Control" and under the covenants described under "--Certain covenants" (other than the covenant described under "--Merger and consolidation"), the operation of the cross-acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "--Defaults" above and the limitations contained in clauses (3) and (4) under "-- Certain covenants--Merger and consolidation" above ("covenant defeasance").

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause
(4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under '--Defaults" above or because of the failure of the Company to comply with clause (3) or (4) of the first paragraph under "--Certain covenants--Merger and consolidation" above.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

The Bank of New York is the Trustee under the Indenture.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a

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prudent man in the conduct of his own affairs. Subject to such provisions, the
Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

No director, officer, employee, incorporator or stockholder of the Company will have any liability for any obligations of the Company under the notes or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

GOVERNING LAW

The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN DEFINITIONS

"Additional Assets" means:

     (1) any property, plant or equipment used in a Related Business;

     (2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

     (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

"Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "--Certain covenants--Limitation on Restricted Payments," "--Certain covenants--Limitation on Affiliate Transactions" and "--Certain covenants--Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

"Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a Like-Kind Exchange, an Excluded Real Property Sale or a merger,

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consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

     (1) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

     (2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

     (3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary.

     Notwithstanding the foregoing, an "Asset Disposition" shall not include:

        (A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary;

        (B) for purposes of the covenant described under "--Certain covenants--Limitation on Sales of Assets and Subsidiary Stock" only, (x) a disposition that constitutes a Restricted Payment permitted by the covenant described under "--Certain covenants--Limitation on Restricted Payments" or a Permitted Investment and (y) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under "--Certain covenants--Merger and Consolidation;"

        (C) a disposition of assets if Additional Assets were acquired within one year prior to such disposition for the purpose of replacing the assets disposed of; and

        (D) a disposition of assets with a fair market value of less than $10,000,000.

"Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby shall be determined in accordance with the definition of "Capital Lease Obligation."

"Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

     (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

     (2) the sum of all such payments.

"Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

"Business Day" means any day except a Saturday, Sunday or any other day on which commercial banks in New York City are authorized or required by law to close.

"Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of

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such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under "--Certain Covenants--Limitations on Liens," a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

"Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including, without limitation, membership interests in limited liability companies and any Preferred Stock, but excluding any debt securities convertible into such equity.

"Code" means the Internal Revenue Code of 1986, as amended.

"Consolidated Coverage Ratio" as of any date of determination means the ratio of
(x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which financial results are publicly available to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

     (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

     (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

     (3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

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     (4) if since the beginning of such period the Company or any Restricted
     Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

     (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

"Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

     (1) interest expense attributable to capital leases and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;

     (2) amortization of debt discount and debt issuance cost;

     (3) capitalized interest;

     (4) non-cash interest expenses;

     (5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

     (6) net payments pursuant to Hedging Obligations in respect of Indebtedness;

     (7) Preferred Stock dividends in respect of all Preferred Stock held by Persons other than the Company or a Wholly Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the issuer of such Preferred Stock);

     (8) interest incurred in connection with Investments in discontinued operations;

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     (9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

     (10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

"Consolidated Net Income" means, for any period, the net income of the Company and its consolidated Restricted Subsidiaries determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net
Income:

     (1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

        (A) subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause
        (3) below); and

        (B) the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

     (2) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

     (3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

        (A) subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

        (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

     (4) any gain (but not loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person;

     (5) extraordinary gains or losses;

     (6) the cumulative effect of a change in accounting principles; and

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     (7) one-time benefit charges incurred in connection with the Company's workforce reduction activities announced in 2003 and charges incurred in connection with any merger of the Company's pension plans in 2003, in each case, including, without limitation, any curtailment or re-measurement charges triggered by such activities.

Notwithstanding the foregoing, for the purposes of the covenant described under "--Certain Covenants--Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

"Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as the sum of:

     (1) the par or stated value of all outstanding Capital Stock of the Company plus

     (2) paid-in capital or capital surplus relating to such Capital Stock plus

     (3) any retained earnings or earned surplus

less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

"Credit Facility" means any senior credit facility to be entered into by and among one or more of the Company and certain of its Foreign Restricted Subsidiaries and the lenders referred to therein, together with the related documents thereto (including the revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Facility or a successor Credit Facility, whether by the same or any other lender or group of lenders.

"Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

"Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

"Directors" means the persons who are members of the Board of Directors of the Company.

"Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

     (1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

     (2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

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     (3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of any series of notes then outstanding; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of any series of notes then outstanding shall not constitute Disqualified Stock if:

     (1) the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the notes and described under "--Certain covenants--Limitation on Sales of Assets and Subsidiary Stock" and "--Certain covenants--Change of Control;" and

     (2) any such requirement only becomes operative after compliance with such terms applicable to the notes, including the purchase of any notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

"EBITDA" for any period means the sum of Consolidated Net Income (but without giving effect to any gains or losses from Asset Dispositions), minus (i) non cash net pension credits to the extent included in calculating such Consolidated Net Income and (ii) the sum of (x) payments made by the Company for pensions and other post retirement benefits that are not reimbursed by plan assets and (y) any funding by the Company to plan trusts and plus the following to the extent deducted in calculating such Consolidated Net Income:

     (1) all income tax expense of the Company and its consolidated Restricted Subsidiaries;

     (2) Consolidated Interest Expense;

     (3) depreciation, depletion and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period);

     (4) all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period); and

     (5) net periodic benefit cost recorded for pensions and other postretirement benefits.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be

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added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Excluded Real Property Sales" means sales of real property either: (a) in the ordinary course of the business of the Company or a Restricted Subsidiary or (b) of real property that has not been used by the Company or a Restricted Subsidiary in the production of steel or steel products at any time within 90 days prior to the date of sale.

"Financial Matters Agreement" means the Financial Matters Agreement dated December 31, 2001 between Marathon and the Company.

"Financing Entity" means any Wholly Owned Subsidiary formed for the purpose of effecting a receivables or inventory financing program so long as such entity has no obligations that are either Guaranteed by, or recourse to, any other Restricted Subsidiary.

"Foreign Restricted Subsidiary" means any Restricted Subsidiary of the Company that is organized in a jurisdiction outside the United States of America.

"GAAP" means generally accepted accounting principles in the United States of America as in effect as of July 27, 2001, including those set forth in:

     (1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

     (2) statements and pronouncements of the Financial Accounting Standards Board;

     (3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

     (4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

"Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

     (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) but shall not include take-or-pay arrangements or other agreements to purchase goods or services that are not entered into for the purpose of purchasing or paying such Indebtedness of such Person; or

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     (2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

"Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

"Holder" or "Noteholder" means the Person in whose name a note is registered on the Registrar's books.

"Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with "--Certain Covenants--Limitation on Indebtedness,"
(1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security and (2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same clause and with the same terms will not be deemed to be the Incurrence of Indebtedness. For purposes of this definition, the Company (i) shall be deemed to Incur any Indebtedness of other Persons of the type referred to in clause (6) of the definition of "Indebtedness" at such time it becomes responsible or liable, directly or indirectly, for its payment pursuant to the terms of the Financial Matters Agreement and (ii) shall not be deemed to Incur any Indebtedness for which it is indemnified by Marathon pursuant to the terms of the Financial Matters Agreement at the time that such Indebtedness is deemed to become Indebtedness of the Company as a result of Marathon no longer having an Investment Grade Rating from both Rating Agencies.

"Indebtedness" means, with respect to any Person on any date of determination (without duplication):

     (1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

     (2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

     (3) all Purchase Money Indebtedness of such Person;

     (4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such

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     drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

     (5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

     (6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee or pursuant to the terms of the Financial Matters Agreement;

     (7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

     (8) to the extent not otherwise included in this definition, any financing of accounts receivable or inventory of such Person; and

     (9) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term "Indebtedness" will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter (or, in the case of the acquisition of USSK, when due).

Notwithstanding the foregoing, the term "Indebtedness" will exclude (x) any indebtedness for which Marathon indemnifies the Company pursuant to the terms of the Financial Matters Agreement, so long as such indebtedness (i) has not been Refinanced and (ii) Marathon has an Investment Grade Rating from both of the Rating Agencies and (y) Industrial Revenue Bond Obligations to the extent the Company (i) has delivered to the holders of such obligations an irrevocable notice of redemption or directed delivery of such a notice and (ii) has set aside cash or U.S. Government Obligations, pursuant to a defeasance mechanism or otherwise, sufficient to redeem such obligations.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

"Independent Qualified Party" means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

"Industrial Revenue Bond Obligations" means an obligation to a state or local government unit that secures the payment of bonds issued by a state or local government unit or any obligation under the Financial Matters Agreement relating to Industrial Revenue Bond Obligations or any Indebtedness incurred to Refinance, in whole or in part, such obligations.

"Interest Rate Agreement" means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

"Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "--Certain Covenants-- Limitation on Restricted Payments:"

     (1) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company's "Investment" in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

     (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

"Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's Investors Service, Inc. and BBB- (or the equivalent) by Standard & Poor's Ratings Services.

"Issue Date" means the date the notes are first issued.

"Lenders" has the meaning specified in the Credit Agreement.

"Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

"Like-Kind Exchange" means (i) the disposition of property in exchange for similar property or for cash proceeds where the proceeds are deposited in a trust and employed to acquire similar property in a transaction qualifying as a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code of 1986 (or any successor provision) or (ii) the acquisition of property from a Person with the proceeds of the disposition of similar property in such a qualifying transaction.

"Marathon" means Marathon Oil Corporation.

"Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:

     (1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

     (2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

     (3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition; and

     (4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

"Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"Obligations" means with respect to any Indebtedness all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.

"Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in:

     (1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

     (2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

     (3) cash and Temporary Cash Investments;

     (4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

     (5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

     (6) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

     (7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

     (8) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock;"

     (9) any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

     (10) so long as no Default has occurred and is continuing, an Unrestricted Subsidiary the assets of which shall primarily be located outside the United States of America, which Investment is made on or prior to December 31, 2003 and does not exceed $50 million; provided that such Unrestricted Subsidiary shall be treated as a Restricted Subsidiary as of the first date the Board of Directors would be permitted to designate it as such under the definition of "Unrestricted Subsidiary;" and

     (11) any loan made to a Person in connection with a Like-Kind Exchange, provided such loan is repaid in full within 180 days.

"Permitted Liens" means, with respect to any Person:

     (1) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

     (2) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker's

     Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to DTC;

     (3) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

     (4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

     (5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

     (6) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

     (7) Liens existing on the Issue Date;

     (8) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

     (9) Liens on the inventory or accounts receivable of the Company or any Restricted Subsidiary securing Indebtedness permitted under the provisions described in clause (b)(1) under "--Certain Covenants--Limitation on Indebtedness;"

     (10) Liens securing industrial revenue or pollution control bonds issued pursuant to agreements with the Company, or prior to Separation, by USX Corporation (now named Marathon Oil Corporation); provided, however, that such Liens relate solely to the project being financed and are removed within 90 days following completion of the project being financed;

     (11) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

     (12) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly owned Subsidiary of such Person;

     (13) Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

     (14) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (8), (9) or (10); provided, however, that:

        (A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

        (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (8), (9) or (10) at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; and

     (15) Liens on assets subject to a Sale/Leaseback Transaction securing Attributable Debt permitted to be Incurred pursuant to the covenant described under "Certain Covenants--Limitation on Indebtedness".

Notwithstanding the foregoing, "Permitted Liens" will not include any Lien described in clauses (6), (9) or (10) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under "--Certain Covenants--Limitation on Sale of Assets and Subsidiary Stock."

"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Preferred Stock," as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

"Principal" of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

"Prospectus" means the prospectus of the Company relating to the notes.

"Public Equity Offering" means an underwritten primary public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act.

"Purchase Money Indebtedness" means Indebtedness Incurred or assumed as the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property).

"Rating Agency" means Standard & Poor's Ratings Group, Inc. and Moody's Investors Service, Inc. or if Standard & Poor's Ratings Group, Inc. or Moody's Investors Service, Inc. or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for Standard & Poor's Ratings Group, Inc. or Moody's Investors Service, Inc. or both, as the case may be.

"Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

"Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

     (1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

     (2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

     (3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

"Related Business" means any business in which the Company was engaged on the Issue Date and any business related, ancillary or complementary to any business of the Company in which the Company was engaged on the Issue Date.

"Representative" means with respect to a Person any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

"Restricted Payment" with respect to any Person means:

     (1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

     (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

     (3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

     (4) the making of any Investment (other than a Permitted Investment) in any Person;

provided, however, that any purchase or other acquisition for value of common stock of the Company with (x) funds provided by the participants of the Company's dividend reinvestment plan or (y) cash dividends permitted to be paid under the covenant "--Limitation on Restricted Payments" pursuant to the Company's dividend reinvestment plan shall not, in either case, be a "Restricted Payment."

"Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

"Sale/Leaseback Transaction" means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

"SEC" means the Securities and Exchange Commission.

"Senior Indebtedness" means with respect to any Person:

     (1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

     (2) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the notes or the Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

     (1) any obligation of such Person to any Subsidiary;

     (2) any liability for Federal, state, local or other taxes owed or owing by such Person;

     (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

     (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person; or

     (5) that portion of any Indebtedness that at the time of Incurrence is Incurred in violation of the Indenture.

"Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

"Subordinated Obligation" means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the notes or a Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

"Subsidiary" means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

     (1) such Person;

     (2) such Person and one or more Subsidiaries of such Person; or

     (3) one or more Subsidiaries of such Person.

"Temporary Cash Investments" means any of the following:

     (1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

     (2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A"(or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

     (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

     (4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Services;

     (5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Services or "A" by Moody's Investors Service, Inc.;

     (6) overnight investments with banks rated "B" or better by Fitch, Inc.;

     (7) in the case of a Foreign Restricted Subsidiary, investments of the type and maturity described in clauses (1) through (6) above of foreign obligors, which investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies; and

     (8) deposits in Slovak financial institutions that do not at any time exceed $5 million in the aggregate.

"10 3/4% Notes Indenture" means the Indenture between the Company and the Trustee governing the Company's 10 3/4% Senior Notes due 2008.

"Tubular Business" means the assets and liabilities of the Company or any of its Subsidiaries primarily related to its tubular products business.

"Unrestricted Subsidiary" means:

     (1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

     (2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "--Certain Covenants--Limitation on Restricted Payments."

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "--Certain Covenants--Limitation on Indebtedness" and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

"U.S. Dollar Equivalent" means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall

Street Journal in the "Exchange Rates" column under the heading "Currency Trading" on the date two Business Days prior to such determination.

Except as described under "--Certain Covenants--Limitation on Indebtedness," whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

"U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

"Voting Power" as applied to the stock of any Person means the total voting power represented by all outstanding Voting Stock of such corporation. "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

"Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or one or more Wholly Owned Subsidiaries.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

In this section, we summarize certain of the material U.S. federal income tax consequences of purchasing, holding, and selling the notes. This summary is based on (i) the Internal Revenue Code of 1986, as amended (the "Code"), (ii) income tax regulations (proposed and final) issued under the Code ("U.S. Treasury regulations"), and (iii) associated administrative and judicial interpretations, all as they currently exist as of the date of this prospectus. These income tax laws and regulations, however, may change at any time and any change could be retroactive to the issuance date of the notes.

This summary applies only to those persons who are the initial holders of the notes and who hold the notes as capital assets. This summary assumes that the notes will be issued with no more than a statutorily defined de minimis amount of original issue discount, if any. This summary does not address the tax consequences to taxpayers who are subject to special rules (such as dealers in securities or currencies, banks and other financial institutions, real estate investment trusts, regulated investment companies, persons liable for the alternative minimum tax, tax-exempt organizations, insurance companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that own securities in a hedging transaction, "straddle," "conversion transaction," "integrated" or constructive sale transaction, or other risk reduction transaction, holders through a partnership or other similar pass-through entity, U.S. expatriates, and U.S. Holders (as defined below) of the notes whose "functional currency" for tax purposes is not the U.S. dollar) or aspects of federal income taxation that may be relevant to a prospective investor based upon such investor's particular tax situation. If a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Purchasers of the notes should consult their own tax advisors with respect to the particular tax consequences to them of the purchase, ownership, and disposition of the notes, including the applicability of any state, local or foreign tax laws to which they may be subject, as well as with respect to the possible effects of changes in federal and other tax laws.

U.S. HOLDERS

The following summary applies to those holders that are U.S. Holders of the notes. The term "U.S. Holder" means a person who is (i) a citizen or resident of the U.S., (ii) a corporation organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate, if U.S. federal income taxation is applicable to the income of such estate regardless of its source, (iv) otherwise subject to U.S. federal income tax on your worldwide income on a net income basis, (v) a trust if (A) a U.S. court is able to exercise primary supervision over the trust's administration and (B) one or more U.S. persons have the authority to control all of the trust's substantial decisions, or (vi) a trust that has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person. The term "Non-U.S. Holder" means a holder that is not a U.S. Holder.

INTEREST

Interest payments on the notes generally will be taxable to a U.S. Holder as ordinary income when received or accrued in accordance with a U.S. Holder's regular method of accounting for federal income tax purposes.

DISPOSITION OF NOTES

A U.S. Holder of a note generally will recognize gain or loss on the sale, exchange, redemption, retirement, or other disposition of the note in an amount equal to the difference between the amount realized from the disposition (in cash or other property valued at fair market value) of the note (not including any amounts attributable to accrued and unpaid interest) and the holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will be equal to the initial purchase price the holder paid for the note.

Gain or loss recognized by a U.S. Holder on the sale, exchange, retirement, or other taxable disposition of the notes generally will be long term capital gain or loss if the notes were held for more than one year. Long term capital gains of a U.S. Holder other than a corporation generally are taxed at a maximum rate of 20% (18% if the notes are held for more than five years). Payments attributable to accrued but unpaid interest which you have not yet included in income will be taxed as ordinary interest income. The deductibility of capital losses is subject to limitations.

BACKUP WITHHOLDING AND INFORMATION REPORTING

In general, information reporting requirements will apply to payments of principal and interest and to the proceeds of a sale of a note paid to a U.S. Holder. Backup withholding (at a rate of 30% for 2003, 29% for 2004 and 2005, 28% for 2006 through 2010 and 31% after 2010) may apply when you receive interest payments on the notes or proceeds upon the sale or other disposition of the notes. Certain holders, including among others, corporations, financial institutions and certain tax-exempt organizations, are generally not subject to backup withholding or information reporting. In addition, backup withholding will not apply to you if you provide your social security number or other taxpayer identification number in the prescribed manner unless:

        -- the IRS notifies us or our agent that the taxpayer identification number provided is incorrect;

        -- you fail to report interest and dividend payments that you receive on your tax return and the IRS notifies us or our agent that backup withholding is required;

        -- you fail to certify under penalties of perjury that backup withholding does not apply to you; or

        -- you fail to certify under penalties of perjury that you are a U.S. citizen or U.S. resident alien.

NON-U.S. HOLDERS

WITHHOLDING TAXES

Generally, payments of principal and interest on the notes will not be subject to U.S. withholding taxes provided that the interest is not effectively connected with your conduct of a trade or business within the U.S., and:

        -- the Non-U.S. Holder does not actually, indirectly, or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

        -- the Non-U.S. Holder is not a controlled foreign corporation that is related to us through its stock ownership within the meaning of Section 864(d)(4) of the Code;

        -- the Non-U.S. Holder is not a bank described in Section 881(c)(3)(A) of the Code; and

        -- either (A) the Non-U.S. Holder provides its name and address on an IRS Form W-8BEN (or substitute form) and certifies, under penalties of perjury, that it is not a U.S. Holder or (B) it holds its notes through certain foreign intermediaries and it satisfies the certification requirements of applicable U.S. Treasury regulations. Special certification rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent.

If a Non-U.S. Holder cannot satisfy the requirements described above, interest payments made to the Non-U.S. Holder will be subject to U.S. federal withholding tax, unless the Non-U.S. Holder provides a properly executed (1) IRS Form W-8BEN (or substitute form) claiming an exemption from or a reduction in the rate of withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding because it is effectively connected with the conduct of the Non-U.S. Holder's trade or business in the U.S.

SALE OR REDEMPTION OF NOTES

If a Non-U.S. Holder sells a note or it is redeemed or otherwise disposed of, the Non-U.S. Holder generally will not be subject to federal income tax on any amount which represents capital gain unless one of the following applies:

        -- the gain is connected with a trade or business that the Non-U.S. Holder conducts in the U.S.;

        -- the Non-U.S. Holder is an individual, is present in the U.S. for at least 183 days during the year in which the holder disposes of the notes and certain other conditions are satisfied; or

        -- the gain represents accrued interest, in which case the rules for interest would apply.

U.S. TRADE OR BUSINESS

If a Non-U.S. Holder holds a note in connection with a trade or business that it is conducting in the U.S.:

        -- any interest on the note, and any gain from disposing of the note, generally will be subject to income tax on a net income basis at the rate generally applicable to U.S. Holders; and

        -- if the Non-U.S. Holder is a corporation, it may be subject to a "branch profits tax" on its earnings that are connected with the holder's U.S. trade or business, including earnings from the note. This tax is 30%, but may be reduced or eliminated by an applicable tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Interest payments made to the Non-U.S. Holder will generally be reported to the IRS and to the Non-U.S. Holder on Form 1042-S. However, this reporting does not apply if one of the following conditions applies:

        -- the Non-U.S. Holder holds its notes directly through a qualified intermediary and complies with applicable procedures; or

        --  the Non-U.S. Holder files form W-8ECI.

Information reporting and backup withholding will apply to Non-U.S. Holders as follows:

        -- principal and interest payments received will generally be exempt from the information reporting and backup withholding if the holder is a Non-U.S. Holder exempt from withholding on interest, as described above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that the holder should be subject to the usual information reporting or backup withholding rules. In addition, as described above, interest payments made to a Non-U.S. Holder may be reported to the IRS on Form 1042-S.

In general, a Non-U.S. Holder will not be subject to information reporting and backup withholding on the sale proceeds received on the sale of a note. However, sale proceeds received on a sale of a Non-U.S. Holder's notes through a broker may be subject to information reporting and/or backup withholding. If the Non-U.S. Holder uses the U.S. office of a broker, payments of the proceeds of any sale of the note will be subject to information reporting and backup withholding, unless the beneficial owner of the note provides the certification described in "Non-U.S. Holders--Withholding taxes" or otherwise establishes an exemption. Information reporting but not backup withholding will apply to payments to a Non-U.S. Holder who uses the foreign office of a broker that has certain connections to the United States, unless such broker does not have actual knowledge or reason to know that the beneficial owner is a U.S. Holder and has documentary evidence that the beneficial owner is a Non-U.S. Holder, and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. A broker will be considered to have a connection to the United States if it: (i) is a U.S. person, as defined in the Code; (ii) is a foreign person and it derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; (iii) is a controlled foreign corporation for U.S. federal income tax purposes; or (iv) is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business.

                          CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and/or holding of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each, a "Plan").

GENERAL FIDUCIARY MATTERS

Generally, ERISA and/or the Code impose duties on persons who are fiduciaries with respect to Plans and prohibit certain transactions involving the assets of such Plans and their fiduciaries and other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a covered Plan or the management or disposition of its assets, or who renders investment advice to such Plan for a fee or other compensation, is generally considered to be a fiduciary with respect to the Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code and/or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, prudence, diversification, and compliance with the prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws

PROHIBITED TRANSACTION ISSUES

Section 406 of ERISA and Section 4975 of the Code prohibit certain Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning Section 3(14) of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless a prohibited transaction exemption is available. A party in interest or disqualified person (including a Plan fiduciary) who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code.

The acquisition and/or holding of notes by a Plan where the Issuer or the Underwriter is considered a party in interest or a disqualified person with respect to the Plan may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the "DOL") has issued prohibited transaction class exemptions, or "PTCEs," that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 relating to transactions determined by an independent qualified professional asset managers, PTCE 90-1 relating to transactions conducted by insurance company pooled separate accounts, PTCE 91-38 relating to transactions conducted by bank collective investment funds, PTCE 95-60 relating to transactions conducted by life insurance company general accounts and PTCE 96-23 relating to transactions conducted by in-house asset managers, although there can be no assurance that all of the conditions of any such exemption will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

REPRESENTATION

Accordingly, by acceptance of a note, each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

                                  UNDERWRITING

Subject to the terms and conditions in the underwriting agreement between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

-------------------------------------------------------------------------------
                                                               PRINCIPAL AMOUNT
UNDERWRITER                                                        OF NOTES
-------------------------------------------------------------------------------
J.P. Morgan Securities Inc. ................................       $
Goldman, Sachs & Co. .......................................
Lehman Brothers Inc. .......................................
Scotia Capital (USA) Inc. ..................................
BNY Capital Markets, Inc. ..................................
NatCity Investments, Inc. ..................................
PNC Capital Markets, Inc. ..................................
                                                                   --------
Total.......................................................       $
                                                                   ========
-------------------------------------------------------------------------------

The underwriting agreement provides that the underwriters will purchase all of the notes if any of them are purchased.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus. The underwriters may offer the notes to selected dealers at the public offering
price minus a concession of up to      % of the principal amount of the notes.
In addition, the underwriters may allow, and those selected dealers may reallow,
a concession of up to      % of the principal amount of the notes to certain
other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms.

In the underwriting agreement, we have agreed that:

       -- We will not offer or sell any of our debt securities (other than the notes) for a period of 90 days after the date of this prospectus supplement without the prior consent of J.P. Morgan Securities Inc.

       -- We will pay our expenses related to the offering, which we estimate will be $1,000,000.

       -- We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes.

The underwriting agreement provides that the closing will occur on May   , 2003,
which is four business days after the date of this prospectus supplement (this settlement cycle being referred to as "T + 4"). Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T + 4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next two succeeding business days should consult their own advisor.

In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. J.P. Morgan Securities Inc. acted as our financial advisor in connection with the National transaction. J.P. Morgan Securities Inc. is an affiliate of JPMorgan Chase Bank, which will be a lender and agent under our new inventory credit facility. In addition, we expect BNY Capital Markets, Inc., Goldman, Sachs & Co., Lehman Brothers Inc., NatCity Investments, Inc., PNC Capital Markets, Inc., Scotia Capital (USA) Inc. or their affiliates to be lenders under our new inventory credit facility. An affiliate of BNY Capital Markets, Inc. is Trustee under the notes. Lehman Brothers Inc. acted as an advisor in connection with certain bankruptcy issues related to the National transaction.

                                 LEGAL MATTERS

Certain legal matters with respect to the notes will be passed upon for us by Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania. Simpson Thacher & Bartlett, New York, New York, will pass upon certain legal matters for the underwriters in connection with the issuance of the notes.

INDEX TO FINANCIAL STATEMENTS

UNITED STATES STEEL CORPORATION
Management's Report.........................................   F-2
Report of Independent Accountants...........................   F-3
Statement of Operations.....................................   F-4
Balance Sheet...............................................   F-5
Statement of Cash Flows.....................................   F-6
Statement of Stockholders' Equity...........................   F-7
Notes to Financial Statements...............................   F-8

NATIONAL STEEL CORPORATION
Report of Independent Auditors..............................  F-56
Statements of Operations....................................  F-57
Consolidated Balance Sheets.................................  F-58
Statements of Cash Flows....................................  F-59
Statements of Changes in Stockholders' Equity (Deficit).....  F-60
Notes to Financial Statements...............................  F-61

MANAGEMENT'S REPORT

The accompanying consolidated financial statements of United States Steel Corporation are the responsibility of and have been prepared by United States Steel Corporation in conformity with accounting principles generally accepted in the United States of America. They necessarily include some amounts that are based on best judgments and estimates. United States Steel Corporation financial information displayed in other sections of this report is consistent with these financial statements.

United States Steel Corporation seeks to assure the objectivity and integrity of its financial records by careful selection of its managers, by organizational arrangements that provide an appropriate division of responsibility and by communications programs aimed at assuring that its policies and methods are understood throughout the organization.

United States Steel Corporation has a comprehensive formalized system of disclosure controls and procedures designed to provide reasonable assurance that assets are safeguarded, that financial records are reliable and that information required to be disclosed in reports filed with or submitted to the Securities and Exchange Commission is recorded, processed, summarized and reported within the required time limits. Appropriate management monitors the system for compliance and evaluates it for effectiveness, and the internal auditors independently measure its effectiveness and recommend possible improvements thereto. In addition, as part of their audit of the financial statements, United States Steel Corporation's independent accountants review disclosure controls and procedures selectively to establish a basis of reliance thereon in determining the nature, extent and timing of audit tests to be applied.

The Board of Directors pursues its oversight role in the area of financial reporting and disclosure controls and procedures through its Audit & Finance Committee. This Committee, composed solely of nonmanagement directors, regularly meets (jointly and/or separately) with the independent accountants, management, internal auditors and members of the disclosure committee to monitor the proper discharge by each of their responsibilities relative to disclosure controls and procedures and the Corporation's financial statements.

/s/ THOMAS J. USHER                             /s/ JOHN P. SURMA
Thomas J. Usher                                 John P. Surma
Chairman of the Board of Directors              President
and Chief Executive Officer

/s/ GRETCHEN R. HAGGERTY                        /s/ LARRY G. SCHULTZ
Gretchen R. Haggerty                            Larry G. Schultz
Executive Vice President,                       Vice President and
Treasurer and Chief Financial Officer           Controller

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS OF UNITED STATES STEEL CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of United States Steel Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of United States Steel Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
February 25, 2003

                            STATEMENT OF OPERATIONS

----------------------------------------------------------------------------------------
                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
(DOLLARS IN MILLIONS)                                          2002      2001      2000
----------------------------------------------------------------------------------------
REVENUES AND OTHER INCOME:
  Revenues..................................................  $6,031    $5,464    $5,125
  Revenues from related parties (Note 14)...................     918       822       965
  Income (loss) from investees (Note 5).....................      33        64        (8)
  Net gains on disposal of assets (Note 15).................      29        22        46
  Other income (Note 7).....................................      43         3         4
                                                              --------------------------
     Total revenues and other income........................   7,054     6,375     6,132
                                                              --------------------------
COSTS AND EXPENSES:
  Cost of revenues (excludes items shown below).............   6,158     6,166     5,684
  Selling, general and administrative expenses (credits)....     418       270       (16)
  Depreciation, depletion and amortization..................     350       344       360
                                                              --------------------------
     Total costs and expenses...............................   6,926     6,780     6,028
                                                              --------------------------
INCOME (LOSS) FROM OPERATIONS...............................     128      (405)      104
Net interest and other financial costs (Note 6).............     115       141       105
                                                              --------------------------
INCOME (LOSS) BEFORE INCOME TAXES...........................      13      (546)       (1)
Income tax provision (benefit) (Note 13)....................     (48)     (328)       20
                                                              --------------------------
NET INCOME (LOSS)...........................................  $   61    $ (218)   $  (21)
----------------------------------------------------------------------------------------

INCOME PER COMMON SHARE (NOTE 18)

---------------------------------------------------------------------------------------
                                                               2002      2001     2000
---------------------------------------------------------------------------------------
BASIC AND DILUTED...........................................    $.62    $(2.45)   $(.24)
---------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                 BALANCE SHEET

------------------------------------------------------------------------------
                                                                DECEMBER 31,
                                                              ----------------
(DOLLARS IN MILLIONS)                                          2002      2001
------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  243    $  147
  Receivables, less allowance of $57 and $58 (Note 21)......     805       671
  Receivables from related parties, less allowance of $--
    and $107 (Note 14)......................................     129       159
  Inventories (Note 22).....................................   1,030       870
  Deferred income tax benefits (Note 13)....................     217       216
  Other current assets......................................      16        10
                                                              ----------------
    Total current assets....................................   2,440     2,073
Investments and long-term receivables, less allowance of $2
  and $39 (Note 15).........................................     341       340
Long-term receivables from related parties, less allowance
  of $-- and $36 (Note 14)..................................       6        14
Property, plant and equipment--net (Note 20)................   2,978     3,084
Pension asset (Note 12).....................................   1,654     2,745
Intangible pension asset (Note 12)..........................     414        --
Other noncurrent assets.....................................     144        81
                                                              ----------------
    Total assets............................................  $7,977    $8,337
                                                              ----------------
LIABILITIES
Current liabilities:
  Accounts payable..........................................  $  677    $  551
  Accounts payable to related parties (Note 14).............      90       143
  Payroll and benefits payable..............................     254       239
  Accrued taxes.............................................     281       248
  Accrued interest..........................................      44        45
  Long-term debt due within one year (Note 11)..............      26        32
                                                              ----------------
    Total current liabilities...............................   1,372     1,258
Long-term debt (Note 11)....................................   1,408     1,434
Deferred income taxes (Note 13).............................     223       732
Employee benefits (Note 12).................................   2,601     2,008
Long-term payable to related parties (Note 14)..............      --        33
Deferred credits and other liabilities......................     346       366
                                                              ----------------
    Total liabilities.......................................   5,950     5,831
                                                              ----------------
Contingencies and commitments (Note 25).....................      --        --
STOCKHOLDERS' EQUITY (DETAILS ON PAGE F-6)
Common stock--
  Issued--102,485,246 shares and 89,197,740 shares (par
    value $1 per share, authorized 200,000,000 shares)......     102        89
Additional paid-in capital..................................   2,689     2,475
Retained earnings...........................................      42        --
Accumulated other comprehensive loss........................    (803)      (49)
Deferred compensation.......................................      (3)       (9)
                                                              ----------------
    Total stockholders' equity..............................   2,027     2,506
                                                              ----------------
    Total liabilities and stockholders' equity..............  $7,977    $8,337
------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                            STATEMENT OF CASH FLOWS

-------------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                                 --------------------------
(DOLLARS IN MILLIONS)                                            2002       2001      2000
-------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
OPERATING ACTIVITIES:
Net income (loss)...........................................     $  61     $ (218)    $ (21)
Adjustments to reconcile to net cash provided from (used in)
  operating activities:
  Depreciation, depletion and amortization..................       350        344       360
  Pensions and other postretirement benefits................        87        (57)     (847)
  Deferred income taxes.....................................       (39)        18       389
  Net gains on disposal of assets...........................       (29)       (22)      (46)
  (Income) loss from equity investees, net of
    distributions...........................................        (9)       (47)       18
  Changes in:
    Current receivables
    --sold..................................................       320         --        --
    --repurchased...........................................      (320)        --        --
    --operating turnover....................................      (134)       116       (43)
    --income taxes..........................................        --        336      (267)
    --provision for doubtful accounts.......................        29        108        47
    Inventories.............................................      (160)       104       (63)
    Current accounts payable and accrued expenses...........       196        (87)     (262)
All other--net..............................................       (73)        74       108
                                                                 --------------------------
    Net cash provided from (used in) operating activities...       279        669      (627)
                                                                 --------------------------
INVESTING ACTIVITIES:
Capital expenditures........................................      (258)      (287)     (244)
Acquisition of U. S. Steel Kosice, net of cash acquired in
  2000 of $59...............................................       (38)       (14)      (10)
Disposal of assets..........................................        67         44        21
Restricted cash--withdrawals................................         5          5         2
               --deposits...................................       (72)        (4)       (2)
Investees--investments......................................       (18)        (3)      (35)
         --return of capital................................        --         13        --
         --loans and advances...............................        (3)        (3)      (10)
         --repayments of loans and advances.................         8         --        --
All other--net..............................................        --         10         8
                                                                 --------------------------
    Net cash used in investing activities...................      (309)      (239)     (270)
                                                                 --------------------------
FINANCING ACTIVITIES:
Net change in attributed portion of Marathon consolidated
  debt and other financial obligations......................        --        (74)    1,208
Repayment of specifically attributed debt...................        --       (370)       (6)
Revolving credit facility--borrowings.......................        40         --        --
                        --repayments........................       (40)        --        --
Settlement with Marathon....................................       (54)        --        --
Repayment of long-term debt.................................       (32)        --        --
Common stock issued.........................................       227         --        --
Preferred stock repurchased.................................        --         --       (12)
Dividends paid..............................................       (19)       (57)      (97)
                                                                 --------------------------
    Net cash provided from (used in) financing activities...       122       (501)    1,093
                                                                 --------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................         4         (1)        1
                                                                 --------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        96        (72)      197
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............       147        219        22
                                                                 --------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................     $ 243     $  147     $ 219
                                                                 --------------------------
CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES INCLUDED:
  Interest and other financial costs paid (net of amount
    capitalized)............................................     $(124)    $ (182)    $ (71)
  Income taxes refunded from (paid to) taxing authorities...        (4)         9       (10)
  Income tax settlements received from Marathon.............         7        819        91
-------------------------------------------------------------------------------------------

See Note 9, for supplemental cash flow information.

The accompanying notes are an integral part of these financial statements.

                       STATEMENT OF STOCKHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------
                                                                    DOLLARS IN MILLIONS       SHARES IN THOUSANDS
                                                              ---------------------------------------------------
(IN MILLIONS, EXCEPT SHARE DATA)                                 2002     2001     2000      2002     2001   2000
-----------------------------------------------------------------------------------------------------------------
COMMON STOCK:
  Balance at beginning of year..............................  $    89   $   --   $   --    89,198       --     --
  Common stock issued:
    Public offering.........................................       11       --       --    10,925       --     --
    Employee stock plans....................................        1       --       --     1,397       --     --
    Dividend Reinvestment Plan..............................        1       --       --       965       --     --
    Separation..............................................       --       89       --        --   89,198     --
                                                              ---------------------------------------------------
  Balance at end of year....................................  $   102   $   89   $   --   102,485   89,198     --
                                                              ---------------------------------------------------
ADDITIONAL PAID-IN CAPITAL:
  Balance at beginning of year..............................  $ 2,475   $   --   $   --
  Common stock issued.......................................      214       --       --
  Common stock issued in Separation.........................       --    2,475       --
                                                              -------------------------
  Balance at end of year....................................  $ 2,689   $2,475   $   --
                                                              ---------------------------------------------------

                                                                                             COMPREHENSIVE INCOME
                                                                                          -----------------------
                                                                                          -----------------------
                                                                                             2002     2001   2000
                                                                                          -----------------------
RETAINED EARNINGS:
  Balance at beginning of year..............................  $    --   $   --   $   --
  Net income................................................       61       --       --   $    61
  Dividends on common stock (per share $.20)................      (19)      --       --
                                                              -------------------------
  Balance at end of year....................................  $    42   $   --   $   --
                                                              -------------------------
MARATHON NET INVESTMENT (Note 1):
  Balance at beginning of year..............................  $    --   $1,952   $2,076
  Net loss..................................................       --     (218)     (21)            $ (218)  $(21)
  Repurchase of 6.50% preferred stock.......................       --       --      (12)
  Common stock issued.......................................       --        8        6
  Dividends on preferred stock..............................       --       (8)      (8)
  Dividends on common stock (per share $.55 in 2001 and
    $1.00 in 2000)..........................................       --      (49)     (89)
  Excess redemption value over carrying value of preferred
    securities..............................................       --      (14)      --
  Preferred stock retained by Marathon in Separation........       --     (120)      --
  Capital contributions by Marathon (Note 2)................       --    1,013       --
  Transfer to common stockholders' equity at Separation.....       --   (2,564)      --
                                                              -------------------------
  Balance at end of year....................................  $    --   $   --   $1,952
                                                              -------------------------
DEFERRED COMPENSATION:
  Balance at beginning of year..............................  $    (9)  $   (3)  $   --
  Changes during year, net of taxes.........................        6       (6)      (3)
                                                              -------------------------
  Balance at end of year....................................  $    (3)  $   (9)  $   (3)
                                                              -------------------------
ACCUMULATED OTHER COMPREHENSIVE LOSS:
  Minimum pension liability adjustments (Note 12):
    Balance at beginning of year............................  $   (20)  $   (4)  $   (7)
    Changes during year, net of taxes(a)....................     (756)     (16)       3      (756)     (16)     3
                                                              -------------------------
    Balance at end of year..................................     (776)     (20)      (4)
                                                              -------------------------
  Foreign currency translation adjustments:
    Balance at beginning of year............................  $   (29)  $  (26)  $  (13)
    Changes during year, net of taxes(a)....................        2       (3)     (13)        2       (3)   (13)
                                                              -------------------------
    Balance at end of year..................................      (27)     (29)     (26)
                                                              -------------------------
      Total balances at end of year.........................  $   803)  $  (49)  $  (30)
                                                              ---------------------------------------------------
    TOTAL COMPREHENSIVE LOSS................................                              $  (693)  $ (237)  $(31)
                                                              ---------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY..................................  $ 2,027   $2,506   $1,919
-----------------------------------------------------------------------------------------------------------------
(a) Related income tax (provision) benefit:
   Minimum pension liability adjustment.....................  $   475   $    9   $   (1)
   Foreign currency translation adjustments.................       --       --       (5)

The accompanying notes are an integral part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

United States Steel Corporation (U. S. Steel) owns and operates the former steel businesses of USX Corporation, now named and referred to herein as Marathon Oil Corporation (Marathon). U. S. Steel is engaged domestically in the production, sale and transportation of steel mill products, coal, coke, and taconite pellets (iron ore); steel mill products distribution; the management of mineral resources; the management and development of real estate; and engineering and consulting services and, through U. S. Steel Kosice (USSK) in the Slovak Republic, in the production and sale of steel mill products and coke primarily for the central and western European markets.

Prior to December 31, 2001, the businesses of U. S. Steel comprised an operating unit of Marathon. Marathon had two outstanding classes of common stock:
USX-Marathon Group common stock, which was intended to reflect the performance of Marathon's energy business, and USX-U. S. Steel Group common stock (Steel Stock), which was intended to reflect the performance of Marathon's steel business. As described further in Note 2, on December 31, 2001, U. S. Steel was capitalized through the issuance of 89.2 million shares of common stock to holders of Steel Stock in exchange for all outstanding shares of Steel Stock on a one-for-one basis.

The accompanying consolidated balance sheets as of December 31, 2002 and 2001, and statements of operations and cash flows for the year ended December 31, 2002, reflect the financial position, results of operations and cash flows of U.
S. Steel as a separate, stand-alone entity. Combined statements of operations and of cash flows for each of the two years in the period ended December 31, 2001, represent a carve-out presentation of the businesses comprising U. S. Steel, and are not intended to be a complete presentation of the results of operations and cash flows of U. S. Steel on a stand-alone basis. Marathon's net investment in U. S. Steel represented the combined net assets of the businesses comprising U. S. Steel and was presented in lieu of common stockholders' equity. The allocations and estimates included in these combined financial statements for the years 2001 and 2000 were determined using the methodologies described below:

Financial activities--As a matter of policy, Marathon historically managed most financial activities on a centralized, consolidated basis. Transactions related primarily to invested cash, short-term and long-term debt (including convertible debt), related net interest and other financial costs, and preferred stock and related dividends were attributed to U. S. Steel based upon its cash flows for each of the periods presented and its initial capital structure. However, transactions such as leases, certain collateralized financings, certain indexed debt instruments and transactions related to securities convertible solely into Steel Stock were specifically attributed to U. S. Steel.

Corporate general and administrative costs--Corporate general and administrative costs were allocated to U. S. Steel based upon utilization or other methods management believed to be reasonable and which considered certain measures of business activities, such as employment, investments and revenues.

Income taxes--The results from the businesses comprising U. S. Steel were included in the consolidated federal income tax returns of Marathon through 2001. The consolidated provision and the related tax payments or refunds were reflected in U. S. Steel's combined financial statements in accordance with Marathon's tax allocation policy. In general, such policy provided that the consolidated tax provision and related tax payments or refunds were allocated to U. S. Steel, based principally upon the financial income, taxable income, credits, preferences and other amounts directly related to U. S. Steel.

For tax provision and settlement purposes, tax benefits resulting from attributes (principally net operating losses and various tax credits), which could not be utilized by U. S. Steel on a separate return basis but which could be utilized on a consolidated basis in that year or in a carryback year, were allocated to U. S. Steel if it generated the attributes. As a result, the allocated group amounts of taxes payable or refundable were not necessarily comparable to those that would have resulted if U. S. Steel had filed its own separate tax returns.

In connection with the Separation discussed in Note 2, U. S. Steel and Marathon entered into a tax sharing agreement, which is discussed in Notes 13 and 25.

2. THE SEPARATION

On December 31, 2001, in accordance with the Agreement and Plan of Reorganization approved by the shareholders of Marathon, Marathon converted each share of Steel Stock into the right to receive one share of U. S. Steel common stock (the Separation).

In connection with the Separation, U. S. Steel was required to repay or replace certain indebtedness and other obligations of Marathon so that the amount of indebtedness and other obligations for which U. S. Steel was responsible immediately following the Separation would be $900 million less than the net amounts attributed to U. S. Steel immediately prior to the Separation (Value Transfer). Any difference between the two amounts, adjusted for the Value Transfer, was to be settled in cash (Cash Settlement). During the last six months of 2001, U. S. Steel completed a number of financings in order to repay or replace certain indebtedness and other obligations of Marathon.

At December 31, 2001, the net debt and other obligations of U. S. Steel was $54 million less than the net debt and other obligations attributed to U. S. Steel, adjusted for the Value Transfer. As a result, U. S. Steel recorded a $54 million payable to Marathon for the Cash Settlement. In accordance with the terms of the Separation, U. S. Steel paid Marathon $54 million, plus applicable interest, on February 6, 2002.

The net assets of U. S. Steel at Separation were approximately the same as the net assets attributed to U. S. Steel immediately prior to the Separation, except for the Value Transfer and the impacts of certain other transactions directly related to the Separation. The following table reconciles the net assets attributed to U. S. Steel immediately prior to the Separation with the net assets of U. S. Steel immediately following the Separation:

---------------------------------------------------------------------------
(IN MILLIONS)
---------------------------------------------------------------------------
Net assets of U. S. Steel prior to Separation...............         $1,551
Value Transfer..............................................  $900
Separation costs funded by Marathon.........................    62
Other Separation adjustments................................    51
                                                              ----
   Increase in net assets related to Separation.............          1,013
                                                                     ------
Net assets of U. S. Steel...................................         $2,564
---------------------------------------------------------------------------

In connection with the Separation, U. S. Steel and Marathon entered into the following Agreements:

Financial Matters Agreement--This agreement establishes the responsibilities of
U. S. Steel and Marathon relating to certain corporate obligations of Marathon at the time of Separation as follows:

 -- The assumption by U. S. Steel of certain industrial revenue bonds and certain other financial obligations of Marathon. See Notes 11 and 25 for details.

 --  Obligations for which Marathon is solely responsible.

 -- Obligations of Marathon for which U. S. Steel remains contingently liable. See Note 25 for details.

 --  Obligations of U. S. Steel for which Marathon remains contingently liable.

Tax Sharing Agreement--See Notes 13 and 25, for a discussion of this agreement.

Transition Services Agreement--This agreement provided that, to the extent that one company or the other was not able to immediately service its own needs relating to services formerly managed on a corporate-wide basis, U. S. Steel and Marathon would enter into a transition services agreement whereby one company would provide such services to the other to the extent requested if the providing company was able to do so. Such agreements would be for a term of up to twelve months and be on a cost reimbursement basis. This agreement expired at December 31, 2002.

License Agreement--This agreement granted to U. S. Steel a non-exclusive license to use the USX name rights and certain intellectual property with the right to sublicense.

Insurance Assistance Agreement--This agreement provides for the division of responsibility for joint insurance arrangements and the associated payment of insurance claims and deductibles following the Separation for claims associated with pre-Separation periods.

For other activities between U. S. Steel and Marathon, see Note 14.

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Principles applied in consolidation--These financial statements include the accounts of U. S. Steel and its majority-owned subsidiaries. Intercompany accounts, transactions and profits have been eliminated in consolidation.

The accounts of businesses acquired have been included in the consolidated financial statements from the dates of acquisition. See Note 5 for further discussion of businesses acquired.

Investments in entities over which U. S. Steel has significant influence are accounted for using the equity method of accounting and are carried at U. S. Steel's share of net assets plus loans and advances. Differences in the basis of the investment and the underlying net asset value of the investee, if any, are amortized into earnings over the remaining useful life of the associated assets.

Investments in companies whose stock is publicly traded are carried generally at market value. The difference between the cost of these investments and market value is recorded in other comprehensive income (net of tax). Investments in companies whose stock has no readily determinable fair value are carried at cost and are periodically reviewed for impairment.

Income (loss) from investees includes U. S. Steel's proportionate share of income (loss) from equity method investments. Also, gains or losses from changes in ownership of unconsolidated investees are recognized in the period of change. Unrealized profits and losses on transactions with equity investees have been eliminated in consolidation.

Use of estimates--Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include the carrying value of property, plant and equipment; valuation allowances for receivables, inventories and deferred income tax assets; environmental liabilities; liabilities for potential tax deficiencies and potential litigation claims and settlements; and assets and obligations related to employee benefits. Actual results could differ from the estimates and assumptions used.

Revenue recognition--Revenues are primarily recognized when products are shipped, properties are sold or services are provided to customers, the sales price is fixed and determinable, collectibility is reasonably assured, and title and risks of ownership have passed to the buyer. Revenues for mineral interest royalties are generally recorded when the cash is received, which approximates the accrual method. Shipping and other transportation costs charged to buyers are recorded in both revenues and cost of revenues.

Cash and cash equivalents--Cash and cash equivalents include cash on hand and on deposit and investments in highly liquid debt instruments with maturities generally of three months or less.

Inventories--Inventories are carried at lower of cost or market on a worldwide basis. Cost of inventories is determined primarily under the last-in, first-out
(LIFO) method.

Derivative instruments--U. S. Steel uses commodity-based and foreign currency derivative instruments to manage its exposure to price risk. Futures, forwards, swaps and options are used to reduce the effects of fluctuations in the purchase price of natural gas and nonferrous metals and also certain business transactions denominated in foreign currencies. U. S. Steel has not elected to designate derivative instruments as qualifying for hedge accounting treatment. As a result, the changes in fair value of all derivatives are recognized immediately in results of operations.

Property, plant and equipment--U. S. Steel records depreciation on a modified straight-line or straight-line method utilizing a composite or group asset approach based upon estimated lives of assets. The modified straight-line method is utilized for domestic steel producing assets and is based upon production levels. The modification factors applied to straight-line calculations range from a minimum of 85% at a production level below 81% of capability, to a maximum of 105% for a 100% production level. No modification is made at the 95% production level, considered the normal long-range level.

Depletion of mineral properties is based on rates which are expected to amortize cost over the estimated tonnage of minerals to be removed.

U. S. Steel evaluates impairment of its property, plant and equipment on an individual asset basis or by logical groupings of assets whenever circumstances indicate that the carrying value may not be recoverable. Assets deemed to be impaired are written down to their fair value, including any related goodwill, using discounted future cash flows and, if available, comparable market values.

When property, plant and equipment depreciated on an individual basis are sold or otherwise disposed of, any gains or losses are reflected in income. Gains on disposal of long-lived assets are recognized when earned, which is generally at the time of closing. If a loss on disposal is expected, such losses are recognized when the assets are reclassified as assets held for sale. Proceeds from the disposal of property, plant and equipment depreciated on a group basis are credited to accumulated depreciation, depletion and amortization with no immediate effect on income.

Major maintenance activities--U. S. Steel incurs planned major maintenance costs primarily for blast furnace relines. Costs that extend the life of the asset are separately capitalized in property, plant and equipment and are amortized over their estimated useful life, which is generally the period until the next scheduled reline. All other repair and maintenance costs are expensed as incurred.

Environmental remediation--Environmental expenditures are capitalized if the costs mitigate or prevent future contamination or if the costs improve existing assets' environmental safety or efficiency. U. S. Steel provides for remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. Generally, the timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action. Remediation liabilities are accrued based on estimates of known environmental exposure and are discounted if the amount and timing of the cash disbursements are readily determinable.

Pensions, other postretirement and postemployment benefits--U. S. Steel has noncontributory defined benefit pension plans and defined benefit retiree health care and life insurance plans (other postretirement benefits) that cover most of its domestic employees on their retirement. The net pension and other postretirement benefits obligations recorded and the related periodic costs are based on, among other things, assumptions of the discount rate, estimated return on plan assets, salary increases, the mortality of participants and the current level and escalation of health care costs in the future. Additionally, U. S. Steel recognizes an obligation to provide postemployment benefits, primarily for disability-related claims covering indemnity and medical payments for certain domestic employees. The obligation for these claims and the related periodic costs are measured using actuarial techniques and assumptions. Actuarial gains and losses are deferred and amortized over future periods.

Concentration of credit and business risks--U. S. Steel is exposed to credit risk in the event of nonpayment by customers principally within the automotive, steel, container and construction industries. Changes in these industries may significantly affect management's estimates and U. S. Steel's financial performance. U. S. Steel mitigates its exposure to credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. USSK mitigates credit risk for approximately 75% of its revenues by requiring bank guarantees, letters of credit, credit insurance, prepayment or other collateral.

The majority of U. S. Steel's customers are located in the United States and Central and Western Europe. No single customer accounts for more than 5% of gross annual revenues.

Foreign currency risk--U. S. Steel, primarily through USSK, is subject to the risk of price fluctuations due to the effects of exchange rates on revenues and operating costs, firm commitments for capital expenditures and existing assets or liabilities denominated in currencies other than the U.S. dollar.

Stock-based compensation--U. S. Steel has various stock-based employee compensation plans, which are described more fully in Note 19. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income for the stock options or stock appreciation rights (SARs) at the date of grant, as all options and SARs granted had an exercise price equal to the market value of the underlying common stock. When the stock price exceeds the grant price, SARs are adjusted for changes in the market value and compensation expense is recorded. Deferred compensation for restricted stock under the United States Steel Corporation 2002 Stock Plan (2002 Stock Plan) and the USX Corporation 1990 Stock Plan (1990 Stock Plan) is charged to equity when the restricted stock is granted and subsequently adjusted for changes in the market value of the underlying stock. The deferred compensation is then expensed over the vesting period and adjusted if conditions of the restricted stock grant are not met. Deferred compensation for the restricted stock plan for certain salaried employees who are not officers of the Corporation is charged to equity when the restricted stock is granted and subsequently expensed over the vesting period.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

------------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)                         2002      2001     2000
------------------------------------------------------------------------------------
Net income (loss), as reported.............................  $61     $ (218)   $ (21)
Add: Stock-based employee compensation expense included in
  reported net income (loss), net of related tax effects...    3          2        1
Deduct: Total stock-based employee compensation expense
  determined under fair value methods for all awards, net
  of related tax effects...................................   (7)        (5)      (3)
                                                             -----------------------
Pro forma net income (loss)................................  $57     $ (221)   $ (23)
                                                             =======================
Basic and diluted net income (loss) per share
  --As reported............................................  $.62    $(2.45)   $(.24)
  --Pro forma..............................................  .58      (2.48)    (.26)
------------------------------------------------------------------------------------

The above pro forma amounts were based on a Black-Scholes option-pricing model, which included the following information and assumptions:

-----------------------------------------------------------------------------------
                                                           2002      2001      2000
-----------------------------------------------------------------------------------
Weighted average grant date exercise price per share...  $20.42    $19.89    $23.00
Expected annual dividends per share....................  $  .20    $  .20    $ 1.00
Expected life in years.................................       5         5         5
Expected volatility....................................     43%       40%       37%
Risk-free interest rate................................    4.4%      4.9%      6.5%
                                                         --------------------------
Weighted-average grant date fair value of options
  granted during the year, as calculated from above....  $ 8.29    $ 7.69    $ 6.63
-----------------------------------------------------------------------------------

Deferred taxes--Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of deferred tax assets is assessed periodically based on several interrelated factors. These factors include U. S. Steel's expectation to generate sufficient future taxable income and management's intent regarding the permanent reinvestment of the earnings from certain foreign subsidiaries. Deferred tax liabilities have not been recognized for the undistributed earnings of certain foreign subsidiaries, primarily USSK, because management intends to permanently reinvest such earnings in those foreign operations. U. S. Steel records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

Insurance--U. S. Steel is insured for catastrophic casualty and certain property and business interruption exposures, as well as those risks required to be insured by law or contract. Costs resulting from noninsured losses are charged against income upon occurrence.

Reclassifications--Effective January 1, 2002, net pension and other postretirement costs associated with active employees at our operating locations are reflected in cost of revenues. Net costs and credits associated with corporate headquarters personnel and all retirees are reflected in selling, general and administrative expenses. Prior year data has been reclassified to conform to the current year presentation, which resulted in a decrease in cost of revenues and an increase in selling, general and administrative expenses of $162 million and $190 million for the years ended December 31, 2001 and 2000, respectively. Certain other reclassifications of prior years' data have been made to conform to 2002 classifications.

4. NEW ACCOUNTING STANDARDS

On January 1, 2002, U. S. Steel adopted Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations." SFAS No. 141 requires that all business combinations be accounted for under the purchase method of accounting and established specific criteria for the recognition of intangible assets separately from goodwill. This Statement also requires that if any excess of fair value of acquired assets over cost in a business combination remains after reducing to zero amounts that would have otherwise been assigned to the acquired assets, that remaining excess shall be recognized immediately as an extraordinary gain, rather than being deferred and amortized. There was no financial statement impact related to the initial adoption of SFAS No. 141 and the guidance will be applied on a prospective basis.

On January 1, 2002, U. S. Steel adopted SFAS No. 142 "Goodwill and Other Intangible Assets" which addresses the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS No. 142 are that 1) goodwill and intangible assets with indefinite lives will no longer be amortized, but must be tested for impairment at least annually; and 2) the amortization period for intangible assets with finite lives will no longer be limited to forty years. SFAS No. 142 requires transitional disclosure of what reported net income and the associated per share amount would have been in all periods presented had SFAS No. 142 been in effect. There was no impact to net income or the related per share amount for any period presented in the financial statements.

Also adopted on January 1, 2002, was SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for long-lived assets to be disposed of by sale and provides additional guidance on assets to be held and used and assets to be disposed of other than by sale. There was no financial statement impact related to the initial adoption of this Statement.

On April 30, 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from the Extinguishment of Debt," and the criteria in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" will now be used to classify gains and losses on the extinguishment of debt. SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking Fund Requirements" amended SFAS No. 4 and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers" did not apply to U. S. Steel. SFAS No. 13, "Accounting for Leases" is amended to require certain lease modifications that have economic effects similar to sale-leaseback transactions to be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 also makes technical corrections to existing pronouncements. While these corrections are not substantive in nature, in some instances, they may change accounting practice. Generally, SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, except for certain provisions related to SFAS No. 13 that are effective for transactions occurring after May 15, 2002. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 will have no impact on net income or the related per share amount for any period presented in the financial statements.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes a new accounting model for the recognition and measurement of retirement obligations associated with tangible long-lived assets. SFAS No. 143 requires that an asset retirement obligation be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. SFAS No. 143 requires proforma disclosure of the amount of the liability for obligations as if the statement had been applied during all periods affected, using current information, current assumptions and current interest rates. In addition, the effect of adopting a new accounting principle on net income and on the related per share amounts is required to be shown on the face of the income statements for all periods presented under APB Opinion No. 20. U. S. Steel adopted this Statement effective January 1, 2003. The transition adjustment of less than $15 million, net of tax, resulting from the adoption of SFAS No. 143 will be reported as a cumulative effect of a change in accounting principle in the first quarter of 2003. U. S. Steel will comply with the proforma disclosure requirements.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued in July 2002. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities. The scope of SFAS No. 146 includes (1) costs to terminate contracts that are not capital leases;
(2) costs to consolidate facilities or relocate employees; and (3) termination benefits provided to employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The provisions of this Statement will be effective for exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation elaborates on the disclosure to be made by a guarantor about obligations under certain guarantees that it has issued. It also clarifies that at the inception of a guarantee, the company must recognize liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements have been adopted for the 2002 annual financial statements (see Note 25). U. S. Steel will apply the remaining provisions of the Interpretation prospectively as required.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure," which amends SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The Company has adopted the annual disclosure provisions and will adopt the interim disclosure provisions of SFAS No. 148 effective with the first quarter of 2003. The Company is not changing to the fair value based method of accounting for stock-based employee compensation; therefore, the transition provisions are not applicable.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," was issued in January 2003 and addresses consolidation by business enterprises of variable interest entities that do not have sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support from other parties or whose equity investors lack the characteristics of a controlling financial interest. This Interpretation requires consolidation of a variable interest entity by the primary beneficiary and requires certain disclosures by the primary and other significant beneficiaries. The provisions of this Interpretation apply immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which a company obtains an interest after that date. It applies for the interim period beginning after June 15, 2003, for variable interest entities in which a company holds a variable interest that it acquired before February 1, 2003. The Interpretation may be applied prospectively with a cumulative effect adjustment as of the date of first application or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this Interpretation becomes effective, the company must make certain disclosures in all financial statements initially issued after January 31, 2003, regardless of the date on which the variable interest entity was created. U. S. Steel is in the process of assessing the appropriate application of this Interpretation.

5. BUSINESS COMBINATIONS

On November 24, 2000, U. S. Steel acquired USSK. USSK was formed in June 2000 to hold the steel operations and related assets of VSZ a.s. (VSZ), a diversified Slovak corporation. The purchase price for USSK consisted of cash payments of $69 million in 2000, $14 million in 2001 and additional consideration of not less than $25 million and up to $75 million was contingent upon the performance of USSK in 2001. Based on this performance, the maximum contingent consideration was accrued, resulting in total cash consideration of $158 million. In July 2002, the first installment of the contingent consideration of $37.5 million was paid. The remaining payment of $37.5 million is due in July 2003. Additionally, $325 million of debt and $226 million of other liabilities were included with the acquisition. The acquisition was accounted for under the purchase method of accounting. The 2000 results of operations included the operations of USSK from the date of acquisition. Prior to this transaction, U. S. Steel and VSZ were equal partners in VSZ U. S. Steel, s.r.o. (VSZUSS), a tin mill products manufacturer. The assets of USSK included VSZ's interest in VSZUSS. The acquisition of the remaining interest in VSZUSS was accounted for under the purchase method of accounting. Prior to the acquisition, U. S. Steel had accounted for its investment in VSZUSS under the equity method of accounting.

On March 1, 2001, U. S. Steel completed the purchase of the tin mill products business of LTV Corporation (LTV), which is now operated as East Chicago Tin. In this noncash transaction, U. S. Steel assumed approximately $66 million of employee related obligations from LTV. The acquisition was accounted for using the purchase method of accounting. Results of operations for the year 2001 include the operations of East Chicago Tin from the date of acquisition. In the fourth quarter of 2001, U. S. Steel recorded an intangible asset impairment of $20 million, related to the five-year agreement for LTV to supply U. S. Steel with pickled hot bands entered into in conjunction with the acquisition of LTV's tin mill products business. This impairment was recorded during the quarter that LTV discontinued operations at East Chicago pursuant to a bankruptcy court order.

On March 23, 2001, Transtar, Inc. (Transtar) completed a reorganization with its two voting shareholders, U. S. Steel and Transtar Holdings, L.P. (Holdings), an affiliate of Blackstone Capital Partners L.P. As a result of this transaction,
U. S. Steel became sole owner of Transtar and certain of its subsidiaries. Holdings became owner of the other subsidiaries of Transtar. Because the reorganization involved the sale of certain subsidiaries to Holdings, a noncontrolling shareholder, Transtar recorded a gain by comparing the carrying value of the businesses sold to their fair value. U. S. Steel's share of the gain recognized by Transtar was $68 million, which is included in income (loss) from investees. Concurrently, U. S. Steel accounted for the change in ownership of Transtar using the step-acquisition purchase method of accounting. Also, in connection with this transaction, U. S. Steel recognized a favorable deferred tax adjustment of $33 million related to its investment in the stock of Transtar that was no longer required when U. S. Steel acquired 100 percent of Transtar.
U. S. Steel previously accounted for its investment in Transtar under the equity method of accounting.

The following unaudited pro forma data for U. S. Steel includes the results of operations of the above acquisitions giving effect to them as if they had been consummated at the beginning of the years presented. Pro forma results for 2001 exclude the $68 million gain and the

$33 million tax benefit recorded as a result of the Transtar transaction. In addition, VSZ did not provide historical carve-out financial information for its steel activities prepared in accordance with generally accepted accounting principles in the United States of America. Therefore, U. S. Steel made certain estimates and assumptions regarding revenues and costs used in the preparation of the unaudited pro forma data relating to USSK for the year 2000.

The following unaudited pro forma data is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations.

------------------------------------------------------------------------------
                 (IN MILLIONS) (UNAUDITED)                     2001      2000
------------------------------------------------------------------------------
Revenues and other income...................................  $6,353    $7,355
Net income (loss)...........................................    (321)       58
Per share--basic and diluted................................   (3.60)      .65
------------------------------------------------------------------------------

6. NET INTEREST AND OTHER FINANCIAL COSTS

---------------------------------------------------------------------------------
(IN MILLIONS)                                                2002    2001    2000
---------------------------------------------------------------------------------
INTEREST AND OTHER FINANCIAL INCOME:
   Interest income.........................................  $  5    $ 13    $  3
   Foreign currency remeasurement gains (losses)...........    16      (1)      7
                                                             --------------------
      Total................................................    21      12      10
                                                             --------------------
INTEREST AND OTHER FINANCIAL COSTS:
   Interest incurred.......................................   129     186      88
   Less interest capitalized...............................     5       1       3
                                                             --------------------
      Net interest.........................................   124     185      85
   Interest on tax issues..................................     4     (58)(a)   11
   Financial costs on:
      Sale of receivables..................................     3      --      --
      Inventory facility...................................     2      --      --
      Trust preferred securities...........................    --      13      13
      Preferred stock of subsidiary........................    --      11       5
   Amortization of discounts and deferred financing
      costs................................................     3       2       1
                                                             --------------------
      Total................................................   136     153     115
                                                             --------------------
NET INTEREST AND OTHER FINANCIAL COSTS.....................  $115    $141    $105
---------------------------------------------------------------------------------

     (a) Includes a favorable adjustment of $67 million related to prior years' taxes.

7. RECOVERY OF EXCISE TAXES

In 2002, U. S. Steel recognized pretax income of $38 million associated with the recovery of black lung excise taxes that were paid on coal export sales during the period 1993 through 1999. This income is included in other income in the statement of operations and resulted from a 1998 federal district court decision that found such taxes to be unconstitutional. Of the $38 million of cash received, $11 million represented interest.

8. SEGMENT INFORMATION

During the first quarter of 2002, following the Separation, U. S. Steel established a new internal financial reporting structure. This resulted in a change in reportable segments from Domestic Steel and USSK to Flat-rolled Products (Flat-rolled), Tubular Products (Tubular) and USSK. In addition, U. S. Steel revised the presentation of several items of income and expense within income (loss) from reportable segments. Net pension credits, costs related to former businesses and administrative expenses previously not reported at the segment level are now directly charged or allocated to the reportable segments and other businesses. In the fourth quarter of 2002, certain quantitative threshold tests under SFAS No. 131 were met by two operating units previously included in the Other Businesses category requiring those operating units to be reflected as reportable segments. As of the end of 2002, U. S. Steel had five reportable segments: Flat-rolled, Tubular, USSK, Straightline Source (Straightline) and USS Real Estate (Real Estate). Prior year segment data has been conformed to the current year presentation.

The Flat-rolled segment includes the operating results of U. S. Steel's domestic integrated steel mills and equity investees involved in the production of sheet, plate and tin mill products. These operations are principally located in the United States and primarily serve customers in the transportation (including automotive), appliance, service center, conversion, container and construction markets.

The Tubular segment includes the operating results of U. S. Steel's domestic tubular production facilities and an equity investee involved in the production of tubular goods. These operations produce and sell both seamless and electric resistance weld tubular products and primarily serve customers in the oil, gas and petrochemical markets.

The USSK segment includes the operating results of U. S. Steel's integrated steel mill located in the Slovak Republic; a production facility in Germany; operations under facility management and support agreements in Serbia; and equity investees, primarily located in Central Europe. These operations produce and sell sheet, plate, tin, tubular, precision tube and specialty steel products, as well as coke. USSK primarily serves customers in the central and western European construction, conversion, appliance, transportation, service center, container, and oil, gas and petrochemical markets.

The Straightline segment includes the operating results of U. S. Steel's technology-enabled distribution business that serves steel customers primarily in the eastern and central United States. Straightline competes in the steel service center marketplace using a nontraditional business process to sell, process and deliver flat-rolled steel products in small to medium sized order quantities primarily to job shops, contract manufacturers and original equipment manufacturers across an array of industries.

The Real Estate segment manages U. S. Steel's domestic mineral interests that are not assigned to other operating units; timber properties; and residential, commercial and industrial real estate that is managed or developed for sale or lease.

All other U. S. Steel businesses not included in U. S. Steel's reportable segments are reflected in Other Businesses. These businesses are involved in the production and sale of coal, coke and taconite pellets (iron ore); transportation services; and engineering and consulting services.

The chief operating decision maker evaluates performance and determines resource allocations based on a number of factors, the primary measure being income
(loss) from operations. Income (loss) from operations for reportable segments and other businesses does not include net interest and other financial costs, the income tax provision (benefit), or special items. Information on segment assets is not disclosed as it is not reviewed by the chief operating decision maker.

The accounting principles applied at the operating segment level in determining income (loss) from operations are generally the same as those applied at the consolidated financial statement level. Intersegment sales and transfers for some operations are accounted for at cost, while others are accounted for at market-based prices, and are eliminated at the corporate consolidation level. All corporate-level selling, general and administrative expenses and costs related to certain former businesses are allocated to the reportable segments and other businesses based on measures of activity that management believes are reasonable.

The results of segment operations are as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                   TOTAL                                    TOTAL
                              FLAT-                      STRAIGHT-     REAL   REPORTABLE        OTHER   RECONCILING         U. S.
(IN MILLIONS)                ROLLED   TUBULAR     USSK        LINE   ESTATE     SEGMENTS   BUSINESSES         ITEMS         STEEL
---------------------------------------------------------------------------------------------------------------------------------
2002
Revenues and other income:
  Customer.................  $4,086   $   519   $1,168   $     73    $   87   $    5,933   $    1,016   $         -   $     6,949
  Intersegment.............     191         -       11          -         8          210          916        (1,126)            -
  Equity income
    (loss)(a)..............       1         -        2          -         -            3           (9)           39            33
  Other....................       1         -        4          -         6           11            3            58            72
                             ----------------------------------------------------------------------------------------------------
    Total..................  $4,279   $   519   $1,185   $     73    $  101   $    6,157   $    1,926   $    (1,029)  $     7,054
                             ----------------------------------------------------------------------------------------------------
Income (loss) from
  operations...............  $  (31)  $     4   $  110   $    (41)   $   57   $       99   $       38   $        (9)  $       128
Depreciation, depletion and
  amortization.............     204        10       41          4         1          260           90             -           350
Capital expenditures.......      42        52       97          8         1          200           58             -           258
                             ----------------------------------------------------------------------------------------------------
2001
Revenues and other income:
  Customer.................  $3,662   $   714   $1,060   $      2    $   96   $    5,534   $      856   $      (104)  $     6,286
  Intersegment.............     229         -        -          -        12          241          756          (997)            -
  Equity income
    (loss)(a)..............     (37)        1        1          -         -          (35)         (15)          114            64
  Other....................       -         -        3          -        16           19            6             -            25
                             ----------------------------------------------------------------------------------------------------
    Total..................  $3,854   $   715   $1,064   $      2    $  124   $    5,759   $    1,603   $      (987)  $     6,375
                             ----------------------------------------------------------------------------------------------------
Income (loss) from
  operations...............  $ (536)  $    88   $  123   $    (17)   $   69   $     (273)  $      (17)  $      (115)  $      (405)
Depreciation, depletion and
  amortization.............     180        11       38          1         1          231           75            38           344
Capital expenditures.......     129         5       61         19         2          216           71             -           287
                             ----------------------------------------------------------------------------------------------------
2000
Revenues and other income:
  Customer.................  $4,324   $   739   $   92   $      -    $  102   $    5,257   $      841   $        (8)  $     6,090
  Intersegment.............     202         -        -          -        14          216          710          (926)            -
  Equity income
    (loss)(a)..............      25         2        -          -         -           27            1           (36)           (8)
  Other....................       1         -        -          -        20           21           29             -            50
                             ----------------------------------------------------------------------------------------------------
    Total..................  $4,552   $   741   $   92   $      -    $  136   $    5,521   $    1,581   $      (970)  $     6,132
                             ----------------------------------------------------------------------------------------------------
Income (loss) from
  operations...............  $   31   $    83   $    2   $      -    $   72   $      188   $       67   $      (151)  $       104
Depreciation, depletion and
  amortization.............     191        13        4          -         6          214           75            71           360
Capital expenditures.......     163         2        5          -         2          172           72             -           244
---------------------------------------------------------------------------------------------------------------------------------

(a) Represents equity in earnings (losses) of unconsolidated investees.

The following are schedules of reconciling items:

------------------------------------------------------------------------------------
(IN MILLIONS)                                               2002      2001      2000
------------------------------------------------------------------------------------
REVENUES AND OTHER INCOME:
  Elimination of intersegment revenues.................  $(1,126)   $ (997)   $ (926)
  Insurance recoveries related to USS-POSCO fire.......       39        46        --
  Federal excise tax refund............................       38        --        --
  Gain on VSZ share sale...............................       20        --        --
  Asset impairment--trade receivables..................       --      (104)       (8)
  Gain on Transtar reorganization......................       --        68        --
  Impairment and other costs related to investments in
     equity investees..................................       --        --       (36)
                                                         ---------------------------
     Total.............................................  $(1,029)   $ (987)   $ (970)
                                                         ---------------------------
INCOME (LOSS) FROM OPERATIONS:
  Insurance recoveries related to USS-POSCO fire.......  $    39    $   46    $   --
  Federal excise tax refund............................       38        --        --
  Gain on VSZ share sale...............................       20        --        --
  Pension settlement losses............................     (100)       --        --
  Asset impairments--trade and other receivables.......      (14)     (146)       (8)
  Environmental and legal contingencies................        9        --       (36)
  Costs related to Fairless shutdown...................       (1)      (38)       --
  Costs related to Separation..........................       --       (25)       --
  Gain on Transtar reorganization......................       --        68        --
  Asset impairments--intangible assets.................       --       (20)       --
                       --coal..........................       --        --       (71)
  Impairment and other costs related to investment in
     equity investees..................................       --        --       (36)
                                                         ---------------------------
     Total.............................................  $    (9)   $ (115)   $ (151)
                                                         ---------------------------
DEPRECIATION, DEPLETION AND AMORTIZATION:
  Asset impairments--intangible assets.................  $    --    $   20    $   --
                       --coal..........................       --        --        71
  Depreciation costs related to Fairless shutdown......       --        18        --
                                                         ---------------------------
     Total.............................................  $    --    $   38    $   71
                                                         ---------------------------
REVENUES BY PRODUCT:
  Sheet and semi-finished steel products...............  $ 4,048    $3,163    $3,288
  Plate and tin mill products..........................    1,057     1,273       977
  Tubular products.....................................      554       755       754
  Raw materials (coal, coke and iron ore)..............      502       485       626
  Other(a).............................................      788       610       445
                                                         ---------------------------
     Total.............................................  $ 6,949    $6,286    $6,090
------------------------------------------------------------------------------------

     (a) Includes revenue from the sale of steel production by-products; transportation services; steel mill products distribution; the management of mineral resources; the management and development of real estate; and engineering and consulting services.

GEOGRAPHIC AREA:

The information below summarizes revenues and other income and property, plant and equipment and investments (assets) based on the location of the manufacturing facilities to which they relate.

------------------------------------------------------------------------------------
                                                                REVENUES
                                                                  AND
                   (IN MILLIONS)                      YEAR    OTHER INCOME    ASSETS
------------------------------------------------------------------------------------
United States.......................................  2002    $      5,864    $2,764
                                                      2001           5,302     2,927
                                                      2000           6,027     2,745
Slovak Republic.....................................  2002           1,131       488
                                                      2001           1,030       429
                                                      2000              95       376
Other Foreign Countries.............................  2002              59        10
                                                      2001              43        11
                                                      2000              10        10
Total...............................................  2002    $      7,054    $3,262
                                                      2001           6,375     3,367
                                                      2000           6,132     3,131
------------------------------------------------------------------------------------

9. SUPPLEMENTAL CASH FLOW INFORMATION

----------------------------------------------------------------------------------
                       (IN MILLIONS)                          2002    2001    2000
----------------------------------------------------------------------------------
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Stock issued for employee stock plans:
     U. S. Steel common stock...............................  $ 14    $ --    $ --
     Steel Stock............................................    --       9       5
  Assets acquired through capital leases....................    --       7      --
  Disposal of assets--notes or common stock received........    --       4      14
  Business combinations:
     Acquisition of East Chicago Tin--liabilities assumed...    --      66      --
     Acquisition of Transtar:
       Liabilities assumed..................................    --     114      --
       Investee liabilities consolidated in step
        acquisition.........................................    --     145      --
     Acquisition of USSK:
       Liabilities assumed..................................    --      --     568
       Accrual of contingent consideration at present
        value...............................................    --      45      21
       Investee liabilities consolidated in step
        acquisition.........................................    --      --       3
  Separation activities (see Note 2):
     Marathon obligations historically attributed to U. S.
      Steel retained by Marathon in the Separation (Value
      Transfer).............................................    --     900      --
     Separation costs funded by Marathon....................    --      62      --
     Other Separation adjustments...........................    --      51      --
----------------------------------------------------------------------------------

10. SHORT-TERM DEBT

USSK is the sole obligor on a short-term $10 million credit facility that expires on November 26, 2003. The facility bears interest on prevailing short-term market rates plus 1%. USSK is obligated to pay a .25% commitment fee on undrawn amounts. At December 31, 2002, there were no borrowings against this facility. However, availability was reduced by $2 million to $8 million as a result of customs guarantees issued against the facility.

11. LONG-TERM DEBT

-------------------------------------------------------------------------------------------
                                                                             DECEMBER 31,
                                                 INTEREST                  ----------------
                 (IN MILLIONS)                   RATES --%    MATURITY      2002      2001
-------------------------------------------------------------------------------------------
Senior Notes...................................   10 3/4           2008    $  535    $  535
Senior Quarterly Income Debt Securities........       10           2031        49        49
Obligations relating to Industrial Development
  and Environmental Improvement Bonds and
  Notes........................................  4 3/4-6 7/8  2009-2033       471       471
Inventory Facility.............................                    2004        --        --
Fairfield Caster Lease.........................               2003-2012        80        84
All other obligations, including other capital
  leases.......................................               2003-2005         2         6
USSK loan......................................    8 1/2      2003-2010       301       325
USSK credit facility...........................                    2004        --        --
                                                                           ----------------
     Total.....................................                             1,438     1,470
Less unamortized discount......................                                 4         4
Less amount due within one year................                                26        32
                                                                           ----------------
     Long-term debt due after one year.........                            $1,408    $1,434
-------------------------------------------------------------------------------------------

Senior Notes--$385 million and $150 million of Senior Notes (Notes) were issued on July 27, 2001, and September 11, 2001, respectively. Interest is payable semi-annually in February and August. Up to 35% of the aggregate principal amount of the Notes may be redeemed at any time prior to August 1, 2004, with the proceeds of public offerings of certain capital stock at a redemption price of 110.75% of the principal amount plus accrued interest.

Senior Quarterly Income Debt Securities (Quarterly Debt Securities)--On December 19, 2001, the Quarterly Debt Securities were issued in an exchange for certain preferred securities of Marathon. Interest is payable quarterly. The Quarterly Debt Securities will be redeemable at the option of U. S. Steel, in whole or in part, on or after December 31, 2006, at 100% of the principal amount redeemed together with accrued but unpaid interest to the redemption date.

Obligations relating to Industrial Development and Environmental Improvement Bonds and Notes--Under the Financial Matters Agreement (see Note 2), U. S. Steel assumed and will discharge all principal, interest and other duties of Marathon under these obligations, including any amounts due upon any defaults or accelerations of any of the obligations, other than defaults or accelerations caused by any action of Marathon. The agreement also provides that on or before the tenth anniversary of the Separation, U. S. Steel will provide for the discharge of Marathon from any remaining liability under any of these obligations.

Inventory Facility--On November 30, 2001, U. S. Steel entered into a revolving credit facility that provides for borrowings of up to $400 million and expires on December 31, 2004. The facility is secured by all domestic inventory and related assets, including receivables other than those sold under the Receivables Purchase Agreement (see Note 21). The amount outstanding under the facility will not exceed the permitted "borrowing base" calculated on percentages of the values of eligible inventory.

Interest on borrowings is calculated based on either LIBOR or J. P. Morgan Chase's prime rate using spreads determined by U. S. Steel's credit ratings. Although there were no amounts drawn against this facility at December 31, 2002, availability was reduced to $397 million due to a letter of credit issued against the facility.

Fairfield Caster Lease--U. S. Steel is the sublessee of a slab caster at the Fairfield Works facility in Alabama. The sublease is accounted for as a capital lease. Marathon is the primary obligor under the lease. Under the Financial Matters Agreement, U. S. Steel assumed and will discharge all obligations under this lease, which has a final maturity of 2012, subject to additional extensions.

USSK loan--USSK has a loan with a group of financial institutions whose recourse is limited to USSK. The loan is subject to annual repayments of $20 million beginning in November of 2003, with the balance due in 2010. Mandatory prepayments of the loan may be required based upon a cash flow formula or a change in control of U. S. Steel. A mandatory prepayment of $24 million was made in April of 2002, but no such mandatory prepayment will be required in 2003.

USSK credit facility--USSK is the sole obligor on a $40 million credit facility that expires in December 2004. The facility bears interest on prevailing market rates plus .90%. USSK is obligated to pay a .25% commitment fee on undrawn amounts.

Covenants--The Notes, Quarterly Debt Securities, USSK loan, USSK credit facility and the Inventory Facility may be declared immediately due and payable in the event of a change in control of U. S. Steel, as defined in the related agreements. In such event, U. S. Steel may also be required to either repurchase the leased Fairfield Caster for $91 million or provide a letter of credit to secure the remaining obligation. Additionally, the Notes contain various other restrictive covenants, the majority of which will not apply upon the attainment of an investment grade rating, including restrictions on the payment of dividends, limits on additional borrowings, including limiting the amount of borrowings secured by inventories and the accounts receivable securitization, limits on sale/leasebacks, limits on the use of funds from asset sales and sale of the stock of subsidiaries, and restrictions on our ability to make investments in joint ventures or make certain acquisitions. The Inventory Facility imposes additional restrictions including financial covenants that require U. S. Steel to meet interest expense coverage and leverage ratios, limitations on capital expenditures and restrictions on investments. If these covenants are breached, creditors would be able to declare their obligations immediately due and payable and foreclose on any collateral.

Liquidity--U. S. Steel management believes that U. S. Steel's liquidity will be adequate to satisfy its obligations for the foreseeable future, including obligations to complete currently authorized capital spending programs. Further requirements for U. S. Steel's business needs, including the funding of capital expenditures, debt service for outstanding financings, and any amounts that may ultimately be paid in connection with contingencies, are expected to be financed by a combination of internally generated funds (including asset sales), proceeds from the sale of stock, borrowings and other external financing sources. However, there is no assurance that our business will generate sufficient operating cash flow or that external financing sources will be available in an amount sufficient to enable us to service or refinance our indebtedness or to fund other liquidity needs. If there is a prolonged delay in the recovery of the manufacturing sector of the U. S. economy, U. S. Steel believes that it can maintain adequate liquidity through a combination of the deferral of nonessential capital spending, sales of non-strategic assets and other cash conservation measures.

Debt Maturities--Aggregate maturities of long-term debt are as follows (In millions):

-------------------------------------------------
            YEAR ENDING DECEMBER 31,
2003  2004  2005  2006  2007  LATER YEARS   TOTAL
-------------------------------------------------
$26..  $25   $25   $26   $35       $1,301  $1,438
-------------------------------------------------

12. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

U. S. Steel has noncontributory defined benefit pension plans covering substantially all domestic employees. Benefits under these plans are based upon years of service and final average pensionable earnings, or a minimum benefit based upon years of service, whichever is greater. In addition, pension benefits are also provided to most domestic salaried employees based upon a percent of total career pensionable earnings. U. S. Steel also participates in multiemployer plans, most of which are defined benefit plans associated with coal operations.

U. S. Steel also has defined benefit retiree health care and life insurance plans (other benefits) covering most domestic employees upon their retirement. Health care benefits are provided through comprehensive hospital, surgical and major medical benefit provisions or through health maintenance organizations, both subject to various cost sharing features. Life insurance benefits are provided to nonunion retiree beneficiaries primarily based on employees' annual base salary at retirement. For domestic union retirees, life insurance benefits are provided primarily based on fixed amounts negotiated in labor contracts with the appropriate unions.

--------------------------------------------------------------------------------------------
                                                      PENSION BENEFITS        OTHER BENEFITS
                                                     -----------------    ------------------
(IN MILLIONS)                                           2002      2001       2002       2001
--------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligations at January 1...................  $ 7,358    $6,921    $ 2,555    $ 2,149
Service cost.......................................       96        89         18         15
Interest cost......................................      485       496        172        161
Plan amendments....................................       --         4         --         --
Actuarial losses...................................      602       469        638        261
Plan merger and acquisition(a).....................       --       106         --        152
Settlements, curtailments and termination
  benefits(b)......................................     (215)       21         --         --
Benefits paid......................................     (688)     (748)      (212)      (183)
                                                     ---------------------------------------
Benefit obligations at December 31.................  $ 7,638    $7,358    $ 3,171    $ 2,555
                                                     ---------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at January 1.............  $ 8,583    $9,312    $   728    $   842
Actual return on plan assets.......................     (434)      (26)       (21)        21
Acquisition........................................        1        62         --         --
Employer contributions.............................       --        --         17         17
Trustee distributions(c)...........................      (18)      (17)        --         --
Settlements paid from plan assets..................     (197)       --         --         --
Benefits paid from plan assets.....................     (688)     (748)      (180)      (152)
                                                     ---------------------------------------
Fair value of plan assets at December 31...........  $ 7,247    $8,583    $   544    $   728
                                                     ---------------------------------------
FUNDED STATUS OF PLANS AT DECEMBER 31..............  $  (391)(d) $1,225(d) $(2,627)  $(1,827)
Unrecognized transition asset......................       (1)       (1)        --         --
Unrecognized prior service cost....................      532       629          6          7
Unrecognized actuarial losses......................    2,581       866        770         57
Additional minimum liability(e)....................   (1,663)      (32)        --         --
                                                     ---------------------------------------
Prepaid (accrued) benefit cost.....................  $ 1,058    $2,687    $(1,851)   $(1,763)
                                                     ---------------------------------------
Prepaid (accrued) benefit cost is reflected in the
  balance sheet as follows:
  Pension asset....................................  $ 1,654    $2,745    $    --    $    --
  Payroll and benefits payable.....................       (5)      (20)       (56)       (27)
  Employee benefits................................     (591)      (38)    (1,795)    (1,736)
--------------------------------------------------------------------------------------------

(a) Reflects merger of Transtar benefit plans and LTV's tin mill employee obligations into the main U. S. Steel insurance plan upon acquisition of these businesses. Amount also reflects the recognition of an obligation associated with retiree medical benefits for pre-1989 Lorain Works' retirees which had been assumed by Republic Technologies Holdings, LLC (Republic). This obligation was recorded in 2001 as a result of Republic's bankruptcy proceedings (see Note 15).

(b) Reflects pension settlements in 2002 as a result of increased lump sum payouts during 2002 primarily due to the completion in June 2002 of the voluntary early retirement program for nonunion employees related to the Separation. Reflects an increase in obligations in 2001 due principally to a nonunion voluntary early retirement program offered in conjunction with the Separation and a shutdown of the majority of the Fairless Works.

(c) Represents transfers of excess pension assets to fund retiree health care benefits accounts under Section 420 of the Internal Revenue Code.

(d) Includes plans that have accumulated benefit obligations in excess of plan assets:

----------------------------------------------------------------------------
                                                                 2002   2001
----------------------------------------------------------------------------
Aggregate accumulated benefit obligations...................  $(5,075)  $(58)
Aggregate projected benefit obligations (PBO)...............   (5,227)   (69)
Aggregate plan assets.......................................    4,479     --
----------------------------------------------------------------------------

  Of the PBO total, $6 million and $8 million represent the portions of pension benefits applicable to Marathon employees' corporate service with USX Corporation at December 31, 2002 and 2001, respectively. Such amounts will be reimbursed by Marathon and are reflected as long-term receivables from related parties on the balance sheet. The aggregate accumulated benefit obligations in excess of plan assets reflected above are included in the payroll and benefits payable and employee benefits lines on the balance sheet.

(e) Additional minimum liability recorded was offset by the following:

---------------------------------------------------------------------------
                                                               2002    2001
---------------------------------------------------------------------------
Intangible asset............................................  $ 414   $  --
                                                              -------------
Accumulated other comprehensive income (losses):
 Beginning of year..........................................  $ (20)  $  (4)
 Change during year (net of tax)............................   (742)    (16)
 Change during the year (equity investees)(1)...............    (14)     --
                                                              -------------
 Balance at end of year.....................................  $(776)  $ (20)
---------------------------------------------------------------------------

   (1) Amount reflects U. S. Steel's portion of the additional minimum pension liability recorded by USS-POSCO Industries, an equity investee.

------------------------------------------------------------------------------------------
                                                  PENSION BENEFITS          OTHER BENEFITS
                                           -----------------------    --------------------
              (IN MILLIONS)                 2002     2001     2000    2002    2001    2000
------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
  (CREDIT)
Service cost.............................  $  96    $  89    $  76    $ 18    $ 15    $ 12
Interest cost............................    485      496      505     172     161     147
Expected return on plans assets..........   (788)    (837)    (841)    (54)    (60)    (24)
Amortization--net transition gain........     --       (1)     (67)     --      --      --
               --prior service costs.....     96       97       98       2       4       4
               --actuarial (gains)
            losses.......................      8        2      (44)     --      (3)    (29)
Multiemployer plans(a)...................     --       --       --      12      12       9
Settlement and termination losses(b).....    100       34       --      --      --      --
                                           -----------------------------------------------
Net periodic benefit cost (credit).......  $  (3)   $(120)   $(273)   $150    $129    $119
------------------------------------------------------------------------------------------

(a) Primarily consists of payments to a multiemployer health care benefit plan created by the Coal Industry Retiree Health Benefit Act of 1992 based on assigned beneficiaries receiving benefits. The present value of this unrecognized obligation is broadly estimated to be $76 million, including the effects of future medical inflation, and this amount could increase if additional costs are assigned.

(b) Relates primarily to voluntary early retirement programs.

--------------------------------------------------------------------------------
                                          PENSION BENEFITS       OTHER BENEFITS
                                          ----------------      ----------------
                                          2002       2001       2002       2001
--------------------------------------------------------------------------------
Weighted-average actuarial assumptions
   at December 31:
Discount rate...........................  6.25%      7.00%      6.25%      7.00%
Increase in compensation rate...........  4.00%      4.00%      4.00%      4.00%
For the year ended December 31:
Expected annual return on plan assets...  8.80%      8.90%      8.00%      8.00%
--------------------------------------------------------------------------------

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. This rate was assumed to decrease gradually to 4.75% for 2010 and remain at that level thereafter. The expected annual return on plan asset assumption, used in the determination of the net periodic benefit cost (credit), will be reduced to 8.2% for 2003.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

------------------------------------------------------------------------------------
                                                      1-PERCENTAGE-    1-PERCENTAGE-
                                                          POINT            POINT
                   (IN MILLIONS)                        INCREASE         DECREASE
------------------------------------------------------------------------------------
Effect on total of service and interest cost
   components.......................................  $          24    $         (20)
Effect on other postretirement benefit
   obligations......................................            300             (253)
------------------------------------------------------------------------------------

Selling, general and administrative expenses for 2002 included a pretax settlement loss of $10 million related to retirements of personnel covered under the non tax-qualified pension plan and the executive management supplemental pension program, and a pretax pension settlement loss of $90 million for the nonunion qualified plan.

SFAS No. 87 "Employer's Accounting for Pensions" provides that if at any plan measurement date, the fair value of plan assets is less than the plan's accumulated benefit obligation (ABO), the sponsor must establish a minimum liability at least equal to the amount by which the ABO exceeds the fair value of the plan assets and any pension asset must be removed from the balance sheet. The sum of the liability and pension asset is offset by the recognition of an intangible asset and/or as a direct charge to stockholders' equity, net of tax effects. Such adjustments have no direct impact on earnings per share or cash. As of December 31, 2002, the fair value of plan assets for the U. S. Steel pension plan for union employees was $4,479 million. Based on asset values as of December 31, 2002, the ABO for this plan exceeded the fair value of plan assets by $543 million. Consequently, required minimum liability adjustments were recorded resulting in the recognition of an intangible asset of $414 million and a charge to equity (net of tax) of $748 million at December 31, 2002.

U. S. Steel also contributes to several defined contribution plans for its salaried employees and a small number of wage employees. Company contributions to these plans, which for the most part are based on a percentage of the employees' salary depending on years of service, totaled $14 million in 2002, $13 million in 2001 and $11 million in 2000. Most union employees are eligible to participate in a defined contribution plan where there is no company match on savings. U. S. Steel also maintains a supplemental thrift plan to provide benefits which are otherwise limited by the Internal Revenue Service for qualified plans; company costs under these plans totaled less than $1 million in 2002, 2001 and 2000.

13. INCOME TAXES

Provisions (credits) for income taxes were:

-----------------------------------------------------------------------------------------------------------
                                  2002                         2001                         2000
                       --------------------------   --------------------------   --------------------------
(IN MILLIONS)          CURRENT   DEFERRED   TOTAL   CURRENT   DEFERRED   TOTAL   CURRENT   DEFERRED   TOTAL
-----------------------------------------------------------------------------------------------------------
Federal..............  $   (12)  $    (28)   $(40)  $  (326)  $     38   $(288)  $  (357)  $    340   $ (17)
State and local......       --         (6)     (6)      (23)       (13)    (36)      (12)        49      37
Foreign..............        3         (5)     (2)        3         (7)     (4)       --         --      --
                       ------------------------------------------------------------------------------------
   Total.............  $    (9)  $    (39)   $(48)  $  (346)  $     18   $(328)  $  (369)  $    389   $  20
-----------------------------------------------------------------------------------------------------------

A reconciliation of the federal statutory tax rate of 35% to total provisions (benefits) follows:

-----------------------------------------------------------------------------------
(IN MILLIONS)                                                 2002     2001    2000
-----------------------------------------------------------------------------------
Statutory rate applied to income (loss) before income
   taxes....................................................  $  4    $(191)   $ --
Excess percentage depletion.................................    (1)      (1)     (3)
Effects of foreign operations, including foreign tax
   credits..................................................   (39)     (38)     (5)
State and local income taxes after federal income tax
   effects..................................................    (4)     (23)     24
Nontaxable gain from ownership change.......................    --      (24)     --
Adjustments of prior years' federal income taxes............    (8)     (18)      5
Dispositions of investments.................................    --      (33)     --
Other.......................................................    --       --      (1)
                                                              ---------------------
Total provisions (benefits).................................  $(48)   $(328)   $ 20
-----------------------------------------------------------------------------------

Deferred tax assets and liabilities resulted from the following:

------------------------------------------------------------------------------
                                                                   DECEMBER 31
                                                              ----------------
(IN MILLIONS)                                                   2002      2001
------------------------------------------------------------------------------
Deferred tax assets:
   Federal tax loss carryforwards (expiring in 2022)........  $   27    $   --
   Minimum tax credit carryforwards (no expiration).........       4         3
   State tax loss carryforwards (expiring in 2004 through
     2022)..................................................      14         2
   Foreign tax loss carryforwards (no expiration)...........      23        20
   Employee benefits........................................   1,412       875
   Receivables, payables and debt...........................      57        99
   Expected federal benefit for deducting state deferred
     income taxes...........................................      25        27
   Contingencies and accrued liabilities....................      70        98
   Other deductible assets..................................      20        20
   Valuation allowances:
      Foreign...............................................     (23)      (20)
      State.................................................      (7)       (9)
                                                              ----------------
         Total deferred tax assets(a).......................   1,622     1,115
                                                              ----------------
Deferred tax liabilities:
   Property, plant and equipment............................     365       359
   Pension asset............................................   1,129     1,095
   Inventory................................................      45        34
   Investments in subsidiaries and equity investees.........      56        67
   Other liabilities........................................      36        74
                                                              ----------------
      Total deferred tax liabilities........................   1,631     1,629
                                                              ----------------
         Net deferred tax liabilities.......................  $    9    $  514
------------------------------------------------------------------------------

    (a) U. S. Steel expects to generate sufficient future taxable income to realize the benefit of its deferred tax assets.

The consolidated tax returns of Marathon for the years 1992 through 2001 are under various stages of audit and administrative review by the IRS. U. S. Steel believes it has made adequate provision for income taxes and interest which may become payable for years not yet settled.

Pretax income in 2002, 2001 and 2000 included $106 million, $103 million and $8 million of income, respectively, attributable to foreign sources.

Undistributed earnings of certain consolidated foreign subsidiaries at December 31, 2002, amounted to approximately $260 million. No provision for deferred income taxes has been made for these subsidiaries because U. S. Steel intends to permanently reinvest such earnings in foreign operations. If such earnings were not permanently reinvested, a U.S. deferred tax liability of approximately $70 million would have been required.

The Slovak Income Tax Act provides an income tax credit which is available to USSK if certain conditions are met. In order to claim the tax credit in any year, 60% of USSR's sales must be export sales and USSK must reinvest the tax credits claimed in qualifying capital expenditures during the five years following the year in which the tax credit is claimed. The provisions of the Slovak Income Tax Act permit USSK to claim a tax credit of 100% of USSK's tax liability for years 2000 through 2004 and 50% for the years 2005 through 2009. Management believes that USSK has fulfilled all of the necessary conditions for claiming the tax credit for 2000 through 2002.

U. S. Steel and Marathon entered into a Tax Sharing Agreement that reflects each party's rights and obligations relating to payments and refunds of income, sales, transfer and other taxes that are attributable to periods beginning prior to and including the Separation Date and taxes resulting from transactions effected in connection with the Separation.

The Tax Sharing Agreement incorporates the general tax sharing principles of the former tax allocation policy. In general, U. S. Steel and Marathon will make payments between them such that, with respect to any consolidated, combined or unitary tax returns for any taxable period or portion thereof ending on or before the Separation Date, the amount of taxes to be paid by each of U. S. Steel and Marathon will be determined, subject to certain adjustments, as if the former groups each filed their own consolidated, combined or unitary tax return. The Tax Sharing Agreement also provides for payments between U. S. Steel and Marathon for certain tax adjustments which may be made after the Separation. Other provisions address, but are not limited to, the handling of tax audits, settlements and return filing in cases where both U. S. Steel and Marathon have an interest in the results of these activities.

A preliminary settlement of $441 million for the calendar year 2001 income taxes, which would have been made in March 2002 under the former tax allocation policy, was made by Marathon to U. S. Steel immediately prior to the Separation in 2001 at a discounted amount to reflect the time value of money. A final settlement for the calendar year 2001 income taxes of $7 million was received in December 2002. The tax allocation policy provides that U. S. Steel receive the benefit of tax attributes (principally net operating losses and various tax credits) that arose out of its business and which were used on a consolidated tax return.

Additionally, pursuant to the Tax Sharing Agreement, U. S. Steel and Marathon have agreed through various representations and covenants to protect the tax-free status of the Separation. To the extent that a breach of a representation or covenant results in corporate tax being imposed, the breaching party, either U. S. Steel or Marathon, will be responsible for the payment of the corporate tax. See further discussion in Note 25.

14. TRANSACTIONS WITH RELATED PARTIES

Revenues from related parties and receivables from related parties primarily reflect sales of steel products, raw materials, transportation services and fees for providing various management and other support services to equity and certain other investees. Generally, transactions are conducted under long-term market-based contractual arrangements. Total revenues generated by sales and service transactions with equity investees were $905 million, $815 million and $948 million in 2002, 2001 and 2000, respectively. Revenues from related parties and receivables from related parties also include amounts related to the sale of materials, primarily coke by-products, to Marathon. These sales were conducted under terms comparable to those with unrelated parties and amounted to $13 million, $7 million and $17 million in 2002, 2001 and 2000, respectively.

Receivables from related parties at December 31, 2002 and 2001, also included $28 million due from Marathon for tax settlements in accordance with the Tax Sharing Agreement.

Long-term receivables from related parties at December 31, 2002, reflect amounts due from Marathon related to contractual reimbursements for the retirement of participants in the non-qualified employee benefit plans. These amounts will be paid by Marathon as participants retire. At December 31, 2001, long-term receivables from related parties also included certain unreserved retiree medical cost reimbursements from Republic. These receivables were fully reserved and subsequently written off in 2002, as discussed in Note 15.

Accounts payable to related parties reflect the purchase of semi-finished steel products and outside processing services from equity and certain other investees in 2002, and for the first quarter of 2001 and the year 2000 included the purchase of transportation services from Transtar. Purchases from these investees totaled $181 million, $261 million and $566 million in 2002, 2001 and 2000, respectively. U. S. Steel also purchased natural gas and gasoline from Marathon under terms comparable to those with unrelated parties. Total purchases from Marathon were $15 million, $30 million and $60 million in 2002, 2001 and 2000, respectively.

Accounts payable to related parties at December 31, 2002, also included the net present value of the second and final $37.5 million installment of contingent consideration payable to VSZ in July 2003 related to the acquisition of USSK. This payable was reflected as a long-term payable to related parties at December 31, 2001. Accounts payable to related parties at December 31,2001, also included the net present value of the first $37.5 million installment of contingent consideration paid to VSZ in July 2002 related to the acquisition of USSK, and $54 million due to Marathon that was paid in the first quarter of 2002 in accordance with the terms of the Separation.

The related party activity above includes transactions and related balances with Republic through August 2002, when Republic's operating assets were sold through a bankruptcy proceeding to an unrelated party, and with VSZ through October 2002, when U. S. Steel sold its investment in VSZ. The contingent consideration payable to VSZ related to the acquisition of USSK will remain classified as a related party balance until it is paid.

Under an agreement with PRO-TEC Coating Company (PRO-TEC), U. S. Steel provides exclusive marketing, selling and customer service functions, including invoicing and receivables collection, for substantially all of the products produced by PRO-TEC. U. S. Steel, as PRO-TEC's exclusive sales agent, is responsible for credit risk related to those receivables. Accounts payable to related parties include $42 million and $37 million at December 31, 2002, and December 31, 2001, respectively, related to this agreement with PRO-TEC.

15. INVESTMENTS AND LONG-TERM RECEIVABLES

---------------------------------------------------------------------------
                                                              DECEMBER 31,
                                                              -------------
(IN MILLIONS)                                                 2002    2001
---------------------------------------------------------------------------
Equity method investments...................................  $244    $233
Other investments...........................................    38      49
Receivables due after one year..............................     4       2
Mortgages...................................................    19      17
Split dollar life insurance.................................    28      23
Other.......................................................     8      16
                                                              ----    ----
   Total....................................................  $341    $340
---------------------------------------------------------------------------

Summarized financial information of PRO-TEC, which is accounted for by the equity method of accounting follows:

--------------------------------------------------------------------------------
(IN MILLIONS)                                                 2002   2001   2000
--------------------------------------------------------------------------------
Income data--year:
  Revenues and other income.................................  $615   $506   $538
  Operating income..........................................    93     60     76
  Net income................................................    51     16     31
--------------------------------------------------------------------------------
Balance sheet data--December 31:
  Current assets............................................  $126   $103
  Noncurrent assets.........................................   209    231
  Current liabilities.......................................    52     52
  Noncurrent liabilities....................................    96    106
--------------------------------------------------------------------------------

Summarized financial information of USS-POSCO Industries, which is accounted for by the equity method of accounting follows:

----------------------------------------------------------------------------------
(IN MILLIONS)                                                 2002    2001    2000
----------------------------------------------------------------------------------
Income data--year:
   Revenues and other income................................  $581    $412    $750
   Operating income (loss)..................................    38      (4)     10
   Net income (loss)........................................    36     (13)      1
----------------------------------------------------------------------------------
Balance sheet data--December 31:
   Current assets...........................................  $178    $165
   Noncurrent assets........................................   301     306
   Current liabilities......................................   175     278
   Noncurrent liabilities...................................   104       9
----------------------------------------------------------------------------------

Summarized financial information of other investees accounted for by the equity method of accounting follows:

------------------------------------------------------------------------------------
(IN MILLIONS)                                               2002      2001      2000
------------------------------------------------------------------------------------
Income data--year:
   Revenues and other income..............................  $299    $1,326    $2,196
   Operating income (loss)................................  (110)     (153)       26
   Net loss...............................................  (115)     (211)     (198)
------------------------------------------------------------------------------------
Balance sheet data--December 31:
   Current assets.........................................  $ 63    $  437
   Noncurrent assets......................................   200     1,067
   Current liabilities....................................    51       531
   Noncurrent liabilities.................................    27     1,225
------------------------------------------------------------------------------------

U. S. Steel acquired a 25% interest in VSZ during 2000. VSZ did not provide financial statements prepared in accordance with accounting principles generally accepted in the United States (USGAAP). Although shares of VSZ are traded on the Bratislava Stock Exchange, those securities do not have a readily determinable fair value as defined under USGAAP Accordingly, U. S. Steel accounted for its investment in VSZ under the cost method of accounting. In October 2002, U. S. Steel granted an option to purchase its shares of VSZ and the shares were subsequently sold. Cash proceeds of $31 million were received in consideration for the option and the sale of the shares, resulting in a pretax gain of $20 million, which is included in net gains on disposal of assets.

U. S. Steel has a 16% investment in Republic which was accounted for under the equity method of accounting until the first quarter of 2001, when investments in and advances to Republic were reduced to zero. Republic filed a voluntary petition for bankruptcy in April 2001 to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Due to Republic's filing for bankruptcy, further deterioration of Republic's financial position and progression in the bankruptcy proceedings,
U. S. Steel recorded pretax charges reflected as reductions in revenues of $100 million in 2001 to impair trade accounts receivable from Republic. Additional pretax charges of $42 million in 2001 and $14 million in 2002 were recorded to impair retiree medical claim reimbursements owed by Republic. These charges are reflected in selling, general and administrative expenses. The operating assets of Republic were sold in July 2002 through a bankruptcy court administered auction process. The remaining assets of Republic will be liquidated through Chapter 11 liquidation proceedings. U. S. Steel received no proceeds from the initial sale of assets and does not expect to receive any proceeds from the liquidation. As a result, U. S. Steel wrote off all receivables from Republic against the associated reserves in the fourth quarter of 2002.

U. S. Steel operates and sells coke and by-products through the Clairton 1314B Partnership, L.P in which it is the sole general partner. U. S. Steel is responsible for purchasing, operations and product sales and accounts for its 27% interest in the partnership under the equity method of accounting. U. S. Steel's share of profits and losses was 1.75% for the years ended December 31, 2001 and 2000, and through April 16, 2002. U. S. Steel's share of profits and losses was 1.75%, except for its share of depreciation and amortization expense which was 45.75%, from April 17, to December 31, 2002. U. S. Steel's share of all profits and losses increased to 45.75% on January 1, 2003. The partnership at times had operating cash shortfalls in 2002 and in 2001 that were funded with loans from U. S. Steel. There were no outstanding loans with the partnership at December 31, 2002, and $3 million was outstanding at December 31, 2001. An unamortized deferred gain from the formation of the partnership of $150 million is included in deferred credits and other liabilities in the balance sheet. The gain will not be recognized in income as long as U. S. Steel has a commitment to fund cash shortfalls of the partnership. See further discussion in Note 25.

Dividends and partnership distributions received from equity investees were $24 million in 2002, $17 million in 2001 and $10 million in 2000.

For discussion of transactions and related receivables and payable balances between U. S. Steel and its investees, see Note 14.

16. STOCKHOLDER RIGHTS PLAN

On December 31, 2001, U. S. Steel adopted a Stockholder Rights Plan and declared a dividend distribution of one right for each share of common stock issued pursuant to the Plan of Reorganization in connection with the Separation. Each right becomes exercisable, at a price of $110, after any person or group has acquired, obtained the right to acquire or made a tender or exchange offer for 15% or more of the outstanding voting power represented by the outstanding Voting Stock, except pursuant to a qualifying all-cash tender offer for all outstanding shares of Voting Stock which results in the offerer owning shares of Voting Stock representing a majority of the voting power (other than Voting Stock beneficially owned by the offerer immediately prior to the offer). If the rights become exercisable, each right will entitle the holder, other than the acquiring person or group, to purchase one one-hundredth of a share of Series A Junior Preferred Stock or, upon the acquisition by any person of 15% or more of the outstanding voting power represented by the outstanding Voting Stock (or, in certain circumstances, other property), common stock having a market value of twice the exercise price. After a person or group acquires 15% or more of the outstanding voting power, if U. S. Steel engages in a merger or other business combination where it is not the surviving corporation or where it is the surviving corporation and the Voting Stock is changed or exchanged, or if 50% or more of U. S. Steel's assets, earnings power or cash flow are sold or transferred, each right will entitle the holder to purchase common stock of the acquiring entity having a market value of twice the exercise price. The rights and the exercise price are subject to adjustment. The rights will expire on December 31, 2011, unless such date is extended or the rights are earlier redeemed by U. S. Steel before they become exercisable. Under certain circumstances, the Board of Directors has the option to exchange one share of the respective class of Voting Stock for each exercisable right.

17. LEASES

Future minimum commitments for capital leases (including sale-leasebacks accounted for as financings) and for operating leases having remaining noncancelable lease terms in excess of one year are as follows:

---------------------------------------------------------------------------------
                                                              CAPITAL   OPERATING
(IN MILLIONS)                                                 LEASES     LEASES
---------------------------------------------------------------------------------
2003........................................................  $    13   $     101
2004........................................................       11         108
2005........................................................       11          82
2006........................................................       11          55
2007........................................................       20          42
Later years.................................................       54         190
Sublease rentals............................................        -         (79)
                                                              -------------------
   Total minimum lease payments.............................      120   $     499
                                                                        =========
Less imputed interest costs.................................       38
                                                              -------
   Present value of net minimum lease payments included in
      long-term debt (see Note 11)..........................  $    82
---------------------------------------------------------------------------------

Operating lease rental expense:

----------------------------------------------------------------------------------
(IN MILLIONS)                                                 2002    2001    2000
----------------------------------------------------------------------------------
Minimum rental..............................................  $109    $133    $132
Contingent rental...........................................    12      18      17
Sublease rentals............................................   (18)    (17)     (6)
                                                              --------------------
   Net rental expense.......................................  $103    $134    $143
----------------------------------------------------------------------------------

U. S. Steel leases a wide variety of facilities and equipment under operating leases, including land and building space, office equipment, production facilities and transportation equipment. Most long-term leases include renewal options and, in certain leases, purchase options. See discussion of residual value guarantees in Note 25.

18. INCOME PER COMMON SHARE

Net income per common share for 2002 is based on the weighted average number of common shares outstanding during the year. Diluted net income per common share in 2002 assumes the exercise of stock options, provided the effect is dilutive.

Prior to December 31, 2001, the businesses comprising U. S. Steel were an operating unit of Marathon and did not have any public equity securities outstanding. In connection with the Separation, U. S. Steel was capitalized through the issuance of 89.2 million shares of common stock. Basic and diluted net income (loss) per share for 2001 and 2000 are calculated by dividing net income (loss) for the period by the number of outstanding common shares at December 31, 2001, the date of the Separation.

Potential common stock related to employee options to purchase 5,024,873 shares of common stock have been excluded from the computation of diluted net income
(loss) per share for 2002, and 3,520,000 shares have been excluded for 2001 and 2000 because their effect was antidilutive.

-----------------------------------------------------------------------------------
                                                         2002       2001       2000
-----------------------------------------------------------------------------------
COMPUTATION OF INCOME PER SHARE
Net income (loss) (in millions).....................  $    61    $  (218)   $   (21)
Weighted average shares outstanding (in thousands):
  Basic.............................................   97,426     89,223     89,223
  Diluted...........................................   97,428     89,223     89,223
Per share--basic and diluted........................  $   .62    $ (2.45)   $  (.24)
-----------------------------------------------------------------------------------

19. STOCK-BASED COMPENSATION PLANS

The 2002 Stock Plan, which became effective January 1, 2002, replaced the 1990 Stock Plan as a stock-based compensation plan for key management employees of U.
S. Steel. The 2002 Stock Plan authorizes the Compensation and Organization Committee of the board of directors to grant restricted stock, stock options and stock appreciation rights to key management employees. Up to 10 million shares are available for grants during the five-year term of the plan. In addition, awarded shares that do not result in shares being issued are available for subsequent grant, and any ungranted shares from prior years' annual allocations are available for subsequent grants during the years the 2002 Stock Plan is in effect.

Stock options represent the right to purchase shares of stock at the market value of the stock at date of grant. Certain options contain the right to receive cash and/or common stock equal to the excess of the fair market value of shares of common stock, as determined in accordance with the plan, over the option price of shares. Under the 2002 Stock Plan, no stock options may be exercised prior to one year or after eight years from the date of grant. Under the 1990 Stock Plan, stock options expired ten years from the date they were granted.

In connection with the Separation, all options to purchase Steel Stock were converted into options to purchase U. S. Steel common stock with identical terms; the remaining vesting periods and term of the options were continued.

The following is a summary of stock option activity under the former 1990 Stock Plan for 2000 and 2001 and the 2002 Stock Plan for 2002:

-----------------------------------------------------------------------------------
                                                               SHARES      PRICE(A)
-----------------------------------------------------------------------------------
Balance December 31, 1999...................................  2,626,385     $33.67
  Granted...................................................    915,470      23.00
  Exercised.................................................       (400)     24.30
  Canceled..................................................    (62,955)     38.19
                                                              ---------
Balance December 31, 2000...................................  3,478,500      30.78
  Granted...................................................  1,089,555      19.89
  Exercised.................................................         --         --
  Canceled..................................................    (89,520)     32.56
                                                              ---------
Balance December 31, 2001...................................  4,478,535      28.09
  Granted...................................................  1,825,200      20.42
  Exercised.................................................         --         --
  Canceled..................................................   (138,465)     27.31
                                                              ---------
Balance December 31, 2002...................................  6,165,270      25.84
-----------------------------------------------------------------------------------

    (a) Weighted-average exercise price.

The following table represents outstanding stock options issued under the 2002 Stock Plan and 1990 Stock Plan at December 31, 2002:

--------------------------------------------------------------------------------------------------
                                                       OUTSTANDING                     EXERCISABLE
                  ------------------------------------------------   -----------------------------
                        NUMBER   WEIGHTED-AVERAGE        WEIGHTED-         NUMBER         WEIGHTED
RANGE OF             OF SHARES          REMAINING          AVERAGE      OF SHARES          AVERAGE
EXERCISE PRICES   UNDER OPTION   CONTRACTUAL LIFE   EXERCISE PRICE   UNDER OPTION   EXERCISE PRICE
--------------------------------------------------------------------------------------------------
$19.89-28.22....     4,404,230          7.5 years           $21.96      2,580,530           $23.06
 31.69-34.44....       959,595                3.3            32.53        959,595            32.53
 37.28-44.19....       801,445                4.1            39.12        801,445            39.12
                  ------------                                       ------------
Total...........     6,165,270                6.4            25.84      4,341,570            28.12
--------------------------------------------------------------------------------------------------

Restricted stock represents stock granted for such consideration, if any, as determined by the Compensation and Organization Committee, subject to forfeiture provisions and restrictions on transfer. Those restrictions may be removed as conditions such as performance, continuous service and other criteria are met. Restricted stock is issued at the market price per share at the date of grant and vests over service periods that range from one to five years.

The following table presents information on restricted stock grants made under the 2002 Stock Plan for 2002 and the 1990 Stock Plan for 2001 and 2000:

-----------------------------------------------------------------------------------
                                                          2002      2001       2000
-----------------------------------------------------------------------------------
Number of shares granted.............................  221,960    54,372    305,725
Weighted-average grant-date fair value per share.....  $ 20.42    $19.89    $ 23.00
-----------------------------------------------------------------------------------

U. S. Steel also has a restricted stock plan for certain salaried employees who are not officers of the Corporation. Participants in the plan are awarded restricted stock by the Salary and Benefits Committee based on their performance within certain guidelines. 50% of the awarded stock vests at the end of two years from the date of grant and the remaining 50% vests in four years from the date of grant. Prior to vesting, the employee has the right to vote such stock and receive dividends thereon. The nonvested shares are not transferable and are retained by the Corporation until they vest.

The following table presents information on restricted stock grants under the nonofficer plan:

------------------------------------------------------------------------------
                                                               2002       2001
------------------------------------------------------------------------------
Number of shares granted....................................    --     390,119
Weighted-average grant-date fair value per share............  $ --     $ 18.97
------------------------------------------------------------------------------

U. S. Steel has a deferred compensation plan for non-employee directors of its Board of Directors. The plan permits participants to defer up to 100% of their annual retainers in the form of common stock units, and it requires non-employee directors to defer at least half of their annual retainers in the form of common stock units. Common stock units are book entry units equal in value to a share of stock. During 2002, 16,993 units were issued; during 2001, 5,235 units were issued; and during 2000, 4,872 units were issued.

Total stock-based compensation expense was $5 million in 2002, $6 million in 2001 and $1 million in 2000.

20. PROPERTY, PLANT AND EQUIPMENT

---------------------------------------------------------------------------------------------
                                                                                  DECEMBER 31
                                                                            -----------------
(IN MILLIONS)                                               USEFUL LIVES       2002      2001
---------------------------------------------------------------------------------------------
Land and depletable property..............................      --          $   184    $  193
Buildings.................................................   35 years           591       572
Machinery and equipment...................................  4-22 years        9,195     9,080
Leased assets.............................................  3-25 years          103       105
                                                                            -----------------
     Total................................................                   10,073     9,950
Less accumulated depreciation, depletion and
  amortization............................................                    7,095     6,866
                                                                            -----------------
     Net..................................................                  $ 2,978    $3,084
---------------------------------------------------------------------------------------------

Amounts in accumulated depreciation, depletion and amortization for assets acquired under capital leases (including sale-leasebacks accounted for as financings) were $95 million and $88 million at December 31, 2002 and 2001, respectively.

On August 14, 2001, U. S. Steel announced its intention to permanently close the pickling, cold rolling and tin mill operations at its Fairless Works. In 2001, a pretax charge of $38 million was recorded related to the shutdown of these operations, of which $18 million is included in depreciation, depletion and amortization, and $20 million is included in cost of revenues. An additional $1 million was recorded in 2002, which is included in cost of sales.

During 2000, U. S. Steel recorded $71 million of impairments relating to coal assets located in West Virginia and Alabama. The impairment was recorded as a result of a reassessment of long-term prospects after adverse geological conditions were encountered. The charge is included in depreciation, depletion and amortization.

21. SALE OF ACCOUNTS RECEIVABLE

On November 28, 2001, U. S. Steel entered into a five-year Receivables Purchase Agreement to sell a revolving interest in eligible trade receivables generated by U. S. Steel and certain of its subsidiaries through a commercial paper conduit program. Qualifying accounts receivables are sold, on a daily basis, without recourse, to U. S. Steel Receivables LLC (USSR), a consolidated wholly owned special purpose entity. USSR then sells an undivided interest in these receivables to certain conduits. The conduits issue commercial paper to finance the purchase of their interest in the receivables. U. S. Steel has agreed to continue servicing the sold receivables at market rates. Because U. S. Steel receives adequate compensation for these services, no servicing asset or liability has been recorded.

Sales of accounts receivable are reflected as a reduction of receivables in the balance sheet and the proceeds received are included in cash flows from operating activities in the statement of cash flows. Under the facility, USSR may sell interests in the receivables up to the lesser of a funding base, comprised of eligible receivables, or $400 million. Generally, the facility provides that as payments are collected from the sold accounts receivables, USSR may elect to have the conduits reinvest the proceeds in new eligible accounts receivable.

During 2002, USSR sold to conduits and subsequently repurchased $320 million of revolving interest in accounts receivable. No sales occurred in 2001. As of December 31, 2002, $343 million was available to be sold under this facility. The net book value of U. S. Steel's retained interest in the receivables represents the best estimate of the fair market value due to the short-term nature of the receivables.

USSR pays the conduits a discount based on the conduits' borrowing costs plus incremental fees. During 2002, U. S. Steel incurred costs of $3 million on the sale of its receivables, while such costs were less than $1 million in 2001. These costs are included in net interest and other financial costs in the statement of operations.

The table below summarizes cash flows from and paid to USSR:

------------------------------------------------------------------------------
                       (IN MILLIONS)                             2002     2001
------------------------------------------------------------------------------
Proceeds from:
  Collections reinvested....................................    $5,114    $415
  Securitizations...........................................        --      --
  Servicing fee.............................................         6       1
------------------------------------------------------------------------------

The table below summarizes the trade receivables for USSR:

------------------------------------------------------------------------------
                                                                 DECEMBER 31,
                                                                --------------
                       (IN MILLIONS)                            2002      2001
------------------------------------------------------------------------------
Balance of accounts receivable, net, purchased by USSR......    $451      $393
  Revolving interest sold to conduits.......................      --        --
                                                                --------------
  Accounts receivable--net, included in the balance sheet of
     U. S. Steel............................................    $451      $393
------------------------------------------------------------------------------

While the term of the facility is five years, the facility also terminates on the occurrence and failure to cure certain events, including, among others, certain defaults with respect to the Inventory Facility and other debt obligations, any failure of USSR to maintain certain ratios related to the collectability of the receivables, and failure to extend the commitments of the commercial paper conduits' liquidity providers which currently terminate on November 26, 2003.

22. INVENTORIES

------------------------------------------------------------------------------
                                                                 DECEMBER 31,
                                                                --------------
                       (IN MILLIONS)                             2002     2001
------------------------------------------------------------------------------
Raw materials...............................................    $  228    $184
Semi-finished products......................................       472     408
Finished products...........................................       271     210
Supplies and sundry items...................................        59      68
                                                                --------------
     Total..................................................    $1,030    $870
------------------------------------------------------------------------------

At December 31, 2002 and 2001, the LIFO method accounted for 92% and 91%, respectively, of total inventory value. Current acquisition costs were estimated to exceed the above inventory values at December 31 by approximately $310 million in 2002 and $410 million in 2001. Cost of revenues were reduced and income (loss) from operations was improved by $24 million in 2001 and $3 million in 2000 as a result of liquidations of LIFO inventories. The effect of liquidations of LIFO inventories in 2002 was less than $1 million.

Supplies and sundry items inventory in the table above includes $43 million and $45 million of land held for residential/commercial development by U. S. Steel's Real Estate segment as of December 31, 2002 and 2001, respectively.

23. DERIVATIVE INSTRUMENTS

The following table sets forth quantitative information by class of derivative instrument at December 31, 2002 and 2001:

------------------------------------------------------------------------------------------
                                                                                  CARRYING
                                                                FAIR VALUE          AMOUNT
                                                                    ASSETS          ASSETS
(IN MILLIONS)                                             (LIABILITIES)(A)   (LIABILITIES)
------------------------------------------------------------------------------------------
NON-HEDGE DESIGNATION:
  OTC commodity swaps(b):
     December 31, 2002..................................              $(2)            $(2)
     December 31, 2001..................................               (5)             (5)
------------------------------------------------------------------------------------------

    (a) The fair value amounts are based on exchange-traded index prices and dealer quotes.

    (b) The OTC swap arrangements vary in duration with certain contracts extending into 2004.

24. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. The following table summarizes financial instruments, excluding derivative financial instruments disclosed in Note 23, by individual balance sheet account.
U. S. Steel's financial instruments at December 31, 2002 and 2001, were:

-------------------------------------------------------------------------------------
                                                                          DECEMBER 31
                                                -------------------------------------
                                                      2002                2001
                                                 FAIR    CARRYING    FAIR    CARRYING
(IN MILLIONS)                                   VALUE     AMOUNT    VALUE     AMOUNT
-------------------------------------------------------------------------------------
FINANCIAL ASSETS:
  Cash and cash equivalents..................   $  243    $  243    $  147    $  147
  Receivables................................      805       805       671       671
  Receivables from related parties...........      129       129       159       159
  Investments and long-term receivables......       45        44        42        41
                                                -------------------------------------
     Total financial assets..................   $1,222    $1,221    $1,109    $1,018
                                                -------------------------------------
FINANCIAL LIABILITIES:
  Accounts payable...........................   $  677    $  677    $  551    $  551
  Accounts payable to related parties........       90        90       143       143
  Accrued interest...........................       44        44        45        45
  Long-term debt (including amounts due
     within one year)........................    1,165     1,352     1,122     1,375
                                                -------------------------------------
     Total financial liabilities.............   $1,976    $2,163    $1,861    $2,114
-------------------------------------------------------------------------------------

Fair value of financial instruments classified as current assets or liabilities approximates carrying value due to the short-term maturity of the instruments. Fair value of investments and long-term receivables was based on discounted cash flows or other specific instrument analysis. The cost method investment in VSZ at December 31, 2001, was excluded from investments and long-term receivables because the fair value was not readily determinable. U. S. Steel is subject to market risk and liquidity risk related to its investments; however, these risks are not readily quantifiable. Fair value of long-term debt instruments was based on market prices where available or current borrowing rates available for financings with similar terms and maturities.

Financial guarantees are U. S. Steel's only unrecognized financial instrument. For details relating to financial guarantees, see Note 25.

25. CONTINGENCIES AND COMMITMENTS

U. S. Steel is the subject of, or party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. Certain of these matters are discussed below. The ultimate resolution of these contingencies could, individually or in the aggregate, be material to the consolidated financial statements. However, management believes that U. S. Steel will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably.

Property taxes--U. S. Steel is a party to several property tax disputes involving its Gary Works property in Indiana, including claims for refunds of approximately $65 million pertaining to tax years 1994-96 and 1999, and assessments of approximately $110 million in excess of amounts paid for the 2000 and 2001 tax years. In addition, interest may be imposed upon any final assessment. The disputes involve property values and tax rates and are in various stages of administrative appeals. U. S. Steel is vigorously defending against the assessments and pursuing its claims for refunds.

Environmental matters--U. S. Steel is subject to federal, state, local and foreign laws and regulations relating to the environment. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal sites. Penalties may be imposed for noncompliance. Accrued liabilities for remediation totaled $135 million and $138 million at December 31, 2002 and 2001, respectively. It is not presently possible to estimate the ultimate amount of all remediation costs that might be incurred or the penalties that may be imposed.

For a number of years, U. S. Steel has made substantial capital expenditures to bring existing facilities into compliance with various laws relating to the environment. In 2002 and 2001, such capital expenditures totaled $14 million and $15 million, respectively. U. S. Steel anticipates making additional such expenditures in the future; however, the exact amounts and timing of such expenditures are uncertain because of the continuing evolution of specific regulatory requirements.

Throughout its history, U. S. Steel has sold numerous properties and businesses and has provided various indemnifications with respect to many of the assets that were sold. These indemnifications have been associated with the condition of the property, the approved use, certain representations and warranties, matters of title and environmental matters. While the vast majority of indemnifications have not covered environmental issues, there have been a few transactions in which U. S. Steel indemnified the buyer for non-compliance with past, current and future environmental laws related to existing conditions; however, most recent indemnifications are of a limited nature only applying to non-compliance with past and/or current laws. Some indemnifications only run for a specified period of time after the transactions close and others run indefinitely. The amount of potential liability associated with these transactions is not estimable due to the nature and extent of the unknown conditions related to the properties sold. Aside from approximately $14 million of liabilities already recorded as a result of these indemnifications due to specific environmental remediation cases (included in the $135 million of accrued liabilities for remediation discussed above), there are no other known liabilities related to these indemnifications.

Guarantees--Guarantees of the liabilities of unconsolidated entities of U. S. Steel totaled $27 million at December 31, 2002, and $32 million at December 31, 2001. In the event that any defaults of guaranteed liabilities occur, U. S. Steel has access to its interest in the assets of the investees to reduce potential losses resulting from these guarantees. As of December 31, 2002, the largest guarantee for a single such entity was $18 million, which represents the maximum exposure to loss under a guarantee of debt service payments of an equity investee. No liability has been recorded for these guarantees as management believes the likelihood of occurrence is remote.

Contingencies related to Separation from Marathon--U. S. Steel was contingently liable for debt and other obligations of Marathon in the amount of approximately $168 million as of December 31, 2002, compared to $359 million at December 31, 2001. In the event of the bankruptcy of Marathon, these obligations for which U.
S. Steel is contingently liable may be declared immediately due and payable. If such event occurs, U. S. Steel may not be able to satisfy such obligations. No liability has been recorded for these contingencies as management believes the likelihood of occurrence is remote.

If the Separation is determined to be a taxable distribution of the stock of U.
S. Steel, but there is no breach of a representation or covenant by either U. S. Steel or Marathon, U. S. Steel would be liable for any resulting taxes (Separation No-Fault Taxes) incurred by Marathon. U. S. Steel's indemnity obligation for Separation No-Fault Taxes survives until the expiration of the applicable statute of limitations. The maximum potential amount of U. S. Steel's indemnity obligation for Separation No-Fault Taxes at December 31, 2002, is estimated to be approximately $90 million. No liability has been recorded for this indemnity obligation as management believes that the likelihood of the Separation being determined to be a taxable distribution of the stock of U. S. Steel is remote.

Other contingencies--U. S. Steel is contingently liable to its Chairman and Chief Executive Officer for a $3 million retention bonus. The bonus is payable upon the earlier of his retirement from active employment or December 31, 2004, and is subject to certain performance measures.

U. S. Steel has the option, under certain operating lease agreements covering various equipment, to renew the leases or to purchase the equipment during or at the end of the terms of the leases. If U. S. Steel does not exercise the purchase options by the end of the terms of the leases, U. S. Steel guarantees a residual value of the equipment as determined at the lease inception date of each agreement (approximately $51 million at December 31, 2002). No liability has been recorded for these guarantees as either management believes that the potential recovery of value from the equipment when sold is greater than the residual value guarantee, or the potential loss is not probable and/or estimable.

Transtar reorganization--The 2001 reorganization of Transtar was intended to be tax-free for federal income tax purposes, with U. S. Steel and Holdings agreeing through various representations and covenants to protect the reorganization's tax-free status. If the reorganization is determined to be taxable, but there is no breach of a representation or covenant by either U. S. Steel or Holdings, U.
S. Steel is liable for 44% of any resulting Holdings taxes

(Transtar No-Fault Taxes), and Holdings is responsible for 56% of any resulting
U. S. Steel taxes. U. S. Steel's indemnity obligation for Transtar No-Fault Taxes survives until 30 days after the expiration of the applicable statute of limitations. The maximum potential amount of U. S. Steel's indemnity obligation for Transtar No-Fault Taxes at December 31, 2002, is estimated to be approximately $70 million. No liability has been recorded for this indemnity obligation as management believes that the likelihood of the reorganization being determined to be taxable is remote. U. S. Steel can recover all or a portion of any indemnified Transtar No-Fault Taxes if Holdings receives a future tax benefit as a result of the Transtar reorganization being taxable.

Clairton 1314B partnership--See description of the partnership in Note 15. U. S. Steel has a commitment to fund operating cash shortfalls of the partnership of up to $150 million. Additionally, U. S. Steel, under certain circumstances, is required to indemnify the limited partners if the partnership product sales fail to qualify for the credit under Section 29 of the Internal Revenue Code. This indemnity will effectively survive until the expiration of the applicable statute of limitations. The maximum potential amount of this indemnity obligation at December 31, 2002, including interest and tax gross-up, is approximately $600 million. Furthermore, U. S. Steel under certain circumstances has indemnified the partnership for environmental obligations. See discussion of environmental matters above. The maximum potential amount of this indemnity obligation is not estimable. Management believes that the $150 million deferred gain related to the partnership, which is recorded in deferred credits and other liabilities, is more than sufficient to cover any probable exposure under these commitments and indemnifications.

Self-insurance--U. S. Steel is self-insured for certain liabilities including workers' compensation, auto liability and general liability, within specified deductible and retainage levels. Certain equipment that is leased by U. S. Steel is also self-insured within specified deductible and retainage levels. Liabilities are recorded for workers' compensation and personal injury obligations. Other costs resulting from self-insured losses are charged against income upon occurrence.

U. S. Steel uses surety bonds, trusts and letters of credit to provide whole or partial financial assurance for certain obligations such as workers' compensation. The total amount of active surety bonds, trusts and letters of credit being used for financial assurance purposes is approximately $144 million as of December 31, 2002, which reflects our maximum exposure under these financial guarantees, but not our total exposure for the underlying obligations. Most of the trust arrangements and letters of credit are collateralized by restricted cash that is recorded in other noncurrent assets.

Commitments--At December 31, 2002 and 2001, U. S. Steel's domestic contract commitments to acquire property, plant and equipment totaled $24 million and $28 million, respectively.

USSK has a commitment to the Slovak government for a capital improvements program of $700 million, subject to certain conditions, over a period commencing with the acquisition date of November 24, 2000, and ending on December 31, 2010. The remaining commitments under this capital improvements program as of December 31, 2002 and 2001, were $541 million and $634 million, respectively.

U. S. Steel entered into a 15-year take-or-pay arrangement in 1993, which requires U. S. Steel to accept pulverized coal each month or pay a minimum monthly charge of approximately $1 million. Charges for deliveries of pulverized coal totaled $23 million in 2002, 2001 and 2000. If U. S. Steel elects to terminate the contract early, a maximum termination payment of

$82 million as of December 31, 2002, which declines over the duration of the agreement, may be required.

26. SUBSEQUENT EVENTS

On January 9, 2003, U. S. Steel announced that it had signed an Asset Purchase Agreement with National Steel Corporation (National) to acquire substantially all of National's steelmaking and finishing assets for approximately $950 million, which includes the assumption of liabilities of approximately $200 million. The closing of the agreement with National was contingent on, among other things, the approval of the U.S. Bankruptcy Court for the Northern District of Illinois, Eastern Division, and the execution and ratification of a new labor agreement with the United Steelworkers of America (USWA) with respect to the steelworkers at the National facilities to be acquired.

On January 30, 2003, National announced that it had signed an agreement with another party, under which National would sell substantially all of its assets, including its pellet-making facility, for $1,125 million, consisting of cash and the assumption of approximately $200 million of liabilities. The closing of the agreement between National and the other party is contingent on, among other things, the approval of the U.S. Bankruptcy Court and the execution and ratification of a new labor agreement with the USWA with respect to the steelworkers at the National facilities to be acquired. The U.S. Bankruptcy Court in Chicago established an auction period for National's assets that began on February 6, 2003, and will end on April 7, 2003.

On February 10, 2003, U. S. Steel announced that it would immediately begin bargaining with the USWA to reach a new, progressive labor contract covering facilities now owned by bankrupt National as well as the USWA-represented plants of U. S. Steel. U. S. Steel remains interested in acquiring the assets of National if U. S. Steel is able to reach a new labor agreement with the USWA for the steelworkers at the National facilities and acquire the assets at a price that U. S. Steel views to be appropriate in light of conditions in the steel and financial markets at the time of the auction. Management cannot assure that U.
S. Steel will participate in or prevail at the auction for National's assets.

In February 2003, U. S. Steel sold 5 million shares of 7% Series B Mandatory Convertible Preferred Shares (liquidation preference $50 per share) (Series B Preferred) for net proceeds of $242 million. U. S. Steel also granted the underwriters an over-allotment option to purchase up to an additional 750,000 of Series B Preferred. The Series B Preferred have a dividend yield of 7%, a 20% conversion premium (for an equivalent conversion price of $15.66 common share) and will mandatorily convert into U. S. Steel common shares on June 15, 2006. The net proceeds of the offering will be used for general corporate purposes, including funding working capital, financing potential acquisitions, debt reduction and voluntary contributions to employee benefit plans. The number of common shares that could be issued upon conversion of the 5 million shares of Series B Preferred ranges from approximately 16.0 million shares to 19.2 million shares, based upon the timing of the conversion and the market price of U. S. Steel's common stock.

                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------
                                                          2002                                         2001
                                      --------------------------------------------   -----------------------------------------
(IN MILLIONS, EXCEPT PER SHARE DATA)  4TH QTR.(A)   3RD QTR.   2ND QTR.   1ST QTR.   4TH QTR.   3RD QTR.   2ND QTR.   1ST QTR.
------------------------------------------------------------------------------------------------------------------------------
Revenues and other income:
  Revenues.........................   $     1,852   $  1,905   $  1,761    $1,431    $  1,398   $  1,645   $  1,733    $1,510
  Other income.....................            47          9         46         3          16         15          4        54
                                      ----------------------------------------------------------------------------------------
    Total..........................         1,899      1,914      1,807     1,434       1,414      1,660      1,737     1,564
Income (loss) from operations......             2        140         47       (61)       (252)       (25)       (27)     (101)
Net income (loss)..................            11        106         27       (83)       (174)       (23)       (30)        9
                                      ----------------------------------------------------------------------------------------
Common stock data(b):
  Net income (loss)--per share(c)
    --Basic and diluted............   $       .10   $   1.04   $    .28    $ (.93)   $  (1.95)  $   (.26)  $   (.34)   $  .10
Dividends paid per share...........           .05        .05        .05       .05         .10        .10        .10       .25
Price range of common stock(d)
    --Low..........................         10.87      10.66      17.22     16.36       13.00      13.08      13.72     14.00
    --High.........................         14.90      19.98      22.00     19.98       18.75      21.70      22.00     18.00
------------------------------------------------------------------------------------------------------------------------------

(a) Income from operations and net income were adjusted by $(3) million and $(1) million, respectively, from amounts reported in our January 28, 2003 earnings release primarily due to the subsequent settlement of a legal contingency. Consequently, basic and diluted net income per share were reduced by $.02.

(b) Dividends and price range information represent Steel Stock in 2001. See
    Note 1 of the Notes to Financial Statements.

(c) Earnings per share for 2002 is based on the weighted average shares outstanding and for 2001, is based on the initial capitalization of U. S. Steel of 89.2 million shares. See Note 18 of the Notes to Financial Statements.

(d) Composite tape.

                 PRINCIPAL UNCONSOLIDATED INVESTEES (UNAUDITED)

--------------------------------------------------------------------------------------------
                                                     DECEMBER 31,
                                                             2002
INVESTEE                             COUNTRY            OWNERSHIP    ACTIVITY
--------------------------------------------------------------------------------------------
Acero Prime. S. R. L de CV.........  Mexico                   44%    Steel Processing
Chrome Deposit Corporation.........  United States            50%    Chrome Coating Services
Clairton 1314B Partnership,
  L.P. ............................  United States            27%(a) Coke & Coke By-Products
Delta Tubular Processing...........  United States            50%    Steel Processing
Double Eagle Steel Coating
  Company..........................  United States            50%    Steel Processing
Feralloy Processing Company........  United States            49%    Steel Processing
Olympic Laser Processing...........  United States            50%    Steel Processing
PRO-TEC Coating Company............  United States            50%    Steel Processing
USS-POSCO Industries...............  United States            50%    Steel Processing
Worthington Specialty Processing...  United States            50%    Steel Processing
--------------------------------------------------------------------------------------------

(a) Interest in profits and losses was 1.75% through April 16, 2002. From April 17, through December 31, 2002, interest in profits and losses was 1.75% except for depreciation and amortization expense which was 45.75%. The interest in all profits and losses increased to 45.75% on January 1, 2003. See Note 15 of the Notes to Financial Statements.

                 SUPPLEMENTARY INFORMATION ON MINERAL RESERVES
                             OTHER THAN OIL AND GAS
                                  (UNAUDITED)

MINERAL RESERVES

U. S. Steel operates two underground coal mining complexes, the #50 Mine and Pinnacle Preparation Plant in West Virginia, and the Oak Grove Mine and Concord Preparation Plant in Alabama. U. S. Steel also operates one iron ore surface mining complex consisting of the open pit Minntac Mine and Pellet Plant in Minnesota.

PRODUCTION HISTORY

The following table provides a summary, by mining complex, of minerals production in millions of tons for each of the last three years:

--------------------------------------------------------------------------------
                                                              2002   2001   2000
--------------------------------------------------------------------------------
COAL:
#50 Mine/Pinnacle Preparation Plant.........................   3.5    3.0    3.1
Oak Grove Mine/Concord Preparation Plant....................   2.0    1.8    2.0
                                                              ------------------
Total coal production.......................................   5.5    4.8    5.1
                                                              ------------------
IRON ORE PELLETS:
Minntac Mine and Pellet Plant...............................  16.4   14.2   16.2
--------------------------------------------------------------------------------

Adverse mining conditions in the form of unforeseen geologic conditions encountered at both coal mining operations in the year 2000 resulted in changes to the mining plans in 2001. Coal production was diminished and mining costs were elevated. Force majeure conditions were declared with respect to contracted coal deliveries in 2000 with certain contracts fulfilled by purchased substitutes and other contracts fulfilled by extension of delivery time into 2001. These adverse mining conditions did not affect reserves reported as of December 31, 2001.

No recent adverse events affected iron ore pellet production other than fluctuations in market demand.

COAL RESERVES

U. S. Steel had 774.6 million and 774.8 million short tons of recoverable coal reserves classified as proven and probable at December 31, 2002 and 2001, respectively. Proven and probable reserves are defined by sites for inspection, sampling and measurement generally less than one mile apart, such that continuity between points and subsequent economic evaluation can be assured. In 2002, reserves decreased due to production, the sale and lease of reserves to others and engineering revisions.

Independent outside entities have reviewed U. S. Steel's coal reserve estimates on properties comprising approximately 70% of the stated coal reserves.

The following table summarizes our proven and probable coal reserves as of December 31, 2002, the status of the reserves as assigned or unassigned, our property interest in the reserves and certain characteristics of the reserves:

------------------------------------------------------------------------------------------------------------------------------
                                     PROVEN AND    RESERVE CONTROL      COAL CHARACTERISTICS                                AS
                                       PROBABLE   ----------------   ---------------------------  AS RECEIVED(C)   RECEIVED(C)
LOCATION                         RESERVES(A)(B)    OWNED    LEASED       GRADE       VOLATILITY    BTU PER POUND      % SULFUR
------------------------------------------------------------------------------------------------------------------------------
ASSIGNED RESERVES(D):
  Oak Grove Mine, AL...........            46.1    46.1        --    Metallurgical       Low         >12,000          <1.0%
  #50 Mine, WV.................            81.8    70.2      11.6    Metallurgical       Low         >12,000          <1.0%
                                 --------------   -----    ------
    Total assigned.............           127.9   116.3      11.6
                                 --------------   -----    ------
UNASSIGNED RESERVES(E):
  Alabama......................           126.4   126.4        --    Metallurgical   Low to High     >12,000          <1.0%
  Alabama(b)(f)................            49.2    49.2        --        Steam       Low to High     >12,000        0.7%-2.5%
  Alabama......................            31.9      --      31.9    Metallurgical     Medium        >12,000          <1.0%
  Illinois(f)..................           374.8   374.8        --        Steam          High          11,600          2.3%
  Indiana, Pennsylvania,                                             Metallurgical/
    Tennessee, West
      Virginia(f)..............            64.4    64.4        --        Steam       Low to High  11,600-13,000     1.0%-3.0%
                                 --------------   -----    ------
    Total unassigned...........           646.7   614.8      31.9
                                 --------------   -----    ------
TOTAL PROVEN AND PROBABLE......           774.6   731.1      43.5
------------------------------------------------------------------------------------------------------------------------------

(a) The amounts in this column reflect recoverable tons. Recoverable tons represent the amount of product that could be used internally or delivered to a customer after considering mining and preparation losses. Neither inferred reserves nor resources which exist in addition to proven and probable reserves were included in these figures.

(b) All of U. S. Steel's recoverable reserves would be recovered utilizing underground mining methods, with the exception of 19.2 million short tons of owned, unassigned, recoverable, steam grade reserves in Alabama which would be recovered utilizing surface mining methods.

(c) "As received" means the quality parameters stated are within the expected product moisture content and quality values that a customer can reasonably expect to receive upon delivery.

(d) Assigned Reserves means recoverable coal reserves which have been committed by U. S. Steel to our operating mines and plant facilities.

(e) Unassigned Reserves represent coal which has not been committed, and which would require new mines and/or plant facilities before operations could begin on the property.

(f) Represents non-compliance steam coal as defined by Phase II of the Clean Air Act, having sulfur content in excess of 1.2 pounds per million Btu's.

IRON ORE RESERVES

U. S. Steel had 764.3 million and 695.4 million short tons of recoverable iron ore reserves classified as proven and probable at December 31, 2002 and 2001, respectively. Proven and probable reserves are defined by sites for inspection, sampling and measurement generally less than 1,000 feet apart, such that continuity between points and subsequent economic evaluation can be assured. Recoverable tons mean the tons of product that can be used internally or delivered to a customer after considering mining and benefication or preparation losses. Neither inferred reserves nor resources which exist in addition to proven and probable reserves were included in these figures. In 2002, reserves increased as reserves acquired through property trades and leases exceeded production.

All 764.3 million tons of proven and probable reserves are assigned, which means that they have been committed by U. S. Steel to its one operating mine, and are of blast furnace pellet grade. U. S. Steel owns 290.8 million of these tons and leases the remaining 473.5 million tons. U. S. Steel does not own, or control by lease, any unassigned iron ore reserves.

Independent outside entities, including lessors, have reviewed U. S. Steel's estimates on approximately 75% of the stated iron ore reserves.

                          FIVE-YEAR OPERATING SUMMARY

--------------------------------------------------------------------------------------------
(THOUSANDS OF NET TONS, UNLESS OTHERWISE NOTED)     2002     2001     2000     1999     1998
--------------------------------------------------------------------------------------------
RAW STEEL PRODUCTION
  Gary, IN......................................   6,669    6,114    6,610    7,102    6,468
  Mon Valley, PA................................   2,649    1,951    2,683    2,821    2,594
  Fairfield, AL.................................   2,217    2,028    2,069    2,109    2,152
                                                  ------------------------------------------
  Domestic Facilities...........................  11,535   10,093   11,362   12,032   11,214
  Kosice, Slovak Republic.......................   4,394    4,051      382       --       --
                                                  ------------------------------------------
     TOTAL......................................  15,929   14,144   11,744   12,032   11,214
                                                  ------------------------------------------
RAW STEEL CAPABILITY
  Domestic Facilities...........................  12,800   12,800   12,800   12,800   12,800
  U. S. Steel Kosice(a).........................   5,000    5,000      467       --       --
                                                  ------------------------------------------
     TOTAL......................................  17,800   17,800   13,267   12,800   12,800
  Production as % of total capability
     --Domestic.................................    90.1     78.9     88.8     94.0     87.6
     --U. S. Steel Kosice.......................    87.9     81.0     81.8       --       --
                                                  ------------------------------------------
COKE PRODUCTION
     Domestic...................................   5,104    4,647    5,003    4,619    4,835
     U. S. Steel Kosice.........................   1,653    1,555      188       --       --
                                                  ------------------------------------------
     TOTAL......................................   6,757    6,202    5,191    4,619    4,835
                                                  ------------------------------------------
COKE SHIPMENTS--DOMESTIC
  Trade.........................................   1,698    2,070    2,069    1,694    2,562
  Intercompany..................................   3,487    2,661    2,941    2,982    2,228
                                                  ------------------------------------------
     TOTAL......................................   5,185    4,731    5,010    4,676    4,790
                                                  ------------------------------------------
IRON ORE PELLET SHIPMENTS
  Trade.........................................   3,335    2,985    3,336    3,017    4,115
  Intercompany..................................  12,904   11,928   11,684   12,008   11,331
                                                  ------------------------------------------
     TOTAL......................................  16,239   14,913   15,020   15,025   15,446
                                                  ------------------------------------------
COAL SHIPMENTS
  Trade.........................................   5,140    4,561    5,741    4,891    6,056
  Intercompany..................................   1,816    1,975    1,980    2,033    1,614
                                                  ------------------------------------------
     TOTAL......................................   6,956    6,536    7,721    6,924    7,670
                                                  ------------------------------------------
STEEL SHIPMENTS BY PRODUCT--DOMESTIC FACILITIES
  Sheet and semi-finished steel products........   7,682    6,411    7,409    8,114    7,608
  Plate and tin mill products...................   2,218    2,368    2,202    2,105    2,475
  Tubular products..............................     773    1,022    1,145      410      603
                                                  ------------------------------------------
     TOTAL......................................  10,673    9,801   10,756   10,629   10,686
     Total as % of domestic steel industry......    10.8      9.9      9.9     10.0     10.5
                                                  ------------------------------------------
STEEL SHIPMENTS BY PRODUCT--U. S. STEEL KOSICE
  Sheet and semi-finished steel products........   3,207    2,937      206       --       --
  Plate and tin mill products...................     604      639       99       --       --
  Tubular products..............................     138      138       12       --       --
                                                  ------------------------------------------
     TOTAL......................................   3,949    3,714      317       --       --
--------------------------------------------------------------------------------------------

(a) Represents the operations of U. S. Steel Kosice, s.r.o., following the acquisition of the steelmaking operations and related assets of VSZ a.s. on November 24, 2000.

--------------------------------------------------------------------------------------------
(THOUSANDS OF NET TONS, UNLESS OTHERWISE NOTED)     2002     2001     2000     1999     1998
--------------------------------------------------------------------------------------------
STEEL SHIPMENTS BY MARKET--DOMESTIC FACILITIES
  Steel service centers.........................   2,673    2,421    2,315    2,456    2,563
  Transportation................................   1,222    1,143    1,466    1,505    1,785
  Further conversion:
     Joint ventures.............................   1,550    1,328    1,771    1,818    1,473
     Trade customers............................   1,311    1,153    1,174    1,633    1,140
  Containers....................................     863      779      702      738      794
  Construction..................................     880      794      936      844      987
  Oil, gas and petrochemicals...................     647      895      973      363      509
  Export........................................     501      522      544      321      382
  All other.....................................   1,026      766      875      951    1,053
                                                  ------------------------------------------
     TOTAL......................................  10,673    9,801   10,756   10,629   10,686
                                                  ------------------------------------------
STEEL SHIPMENTS BY MARKET--U. S. STEEL KOSICE
  Steel service centers.........................     613      492       53       --       --
  Transportation................................     263      194       13       --       --
  Further conversion:
     Joint ventures.............................      20       30        2       --       --
     Trade customers............................   1,056      958       70       --       --
  Containers....................................     289      234       17       --       --
  Construction..................................   1,016    1,034       82       --       --
  Oil, gas and petrochemicals...................      32      168       24       --       --
  All other.....................................     660      604       56       --       --
                                                  ------------------------------------------
     TOTAL......................................   3,949    3,714      317       --       --
                                                  ------------------------------------------
AVERAGE STEEL PRICE PER TON
  Flat-rolled Products..........................  $  410   $  397   $  427   $  415   $  460
  Tubular Products..............................     651      685      642      529      621
  U. S. Steel Kosice............................     276      260      269       --       --
--------------------------------------------------------------------------------------------

                         FIVE-YEAR FINANCIAL SUMMARY(A)

--------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT AS NOTED)          2002      2001      2000      1999      1998
--------------------------------------------------------------------------------------------
REVENUES AND OTHER INCOME
  Revenues by product:
  Sheet & semi-finished steel products.....  $ 4,048   $ 3,163   $ 3,288   $ 3,433   $ 3,598
  Plate & tin mill products................    1,057     1,273       977       919     1,164
  Tubular products.........................      554       755       754       221       382
  Raw materials (coal, coke & iron ore)....      502       485       626       549       744
  Other(b).................................      788       610       445       414       490
Income (loss) from investees...............       33        64        (8)      (89)       46
Net gains on disposal of assets............       29        22        46        21        54
Other income (loss)........................       43         3         4         2        (1)
                                             -----------------------------------------------
     Total revenues and other income.......  $ 7,054   $ 6,375   $ 6,132   $ 5,470   $ 6,477
--------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS
  Segment income (loss):
     Flat-rolled...........................  $   (31)  $  (536)  $    31   $   161   $   311
     Tubular...............................        4        88        83       (57)       10
     USSK..................................      110       123         2        --        --
     Straightline..........................      (41)      (17)       --        --        --
     Real Estate...........................       57        69        72        54        68
                                             -----------------------------------------------
       TOTAL REPORTABLE SEGMENTS...........       99      (273)      188       158       389
  Other Businesses.........................       38       (17)       67        50       170
  Special items............................       (9)     (115)     (151)      (58)       20
                                             -----------------------------------------------
       TOTAL INCOME (LOSS) FROM
          OPERATIONS.......................      128      (405)      104       150       579
  Net interest and other financial costs...      115       141       105        74        42
  Income tax provision (benefit)...........      (48)     (328)       20        25       173
--------------------------------------------------------------------------------------------
NET INCOME (LOSS)(C).......................       61      (218)      (21)       44       364
  Per common share--basic & diluted........      .62     (2.45)     (.24)      .49      4.08
--------------------------------------------------------------------------------------------
BALANCE SHEET POSITION AT YEAR-END
  Current assets...........................  $ 2,440   $ 2,073   $ 2,717   $ 1,981   $ 1,275
  Net property, plant & equipment..........    2,978     3,084     2,739     2,516     2,500
  Total assets.............................    7,977     8,337     8,711     7,525     6,749
  Short-term debt..........................       26        32       209        13        25
  Other current liabilities................    1,346     1,226     1,182     1,271       991
  Long-term debt...........................    1,408     1,434(d)   2,236      902       464
  Employee benefits........................    2,601     2,008     1,767     2,245     2,315
  Preferred securities.....................       --        --       249       249       248
  Stockholders' equity(e)..................    2,027     2,506     1,919     2,056     2,093
--------------------------------------------------------------------------------------------
CASH FLOW DATA
  Net cash from operating activities.......  $   279   $   669(f) $  (627) $   (80)  $   380
  Capital expenditures.....................      258       287       244       287       310
  Dividends paid(g)........................       19        57        97        97        96
--------------------------------------------------------------------------------------------
EMPLOYEE DATA
  Total employment costs...................  $ 1,744   $ 1,581(h) $ 1,197(i) $ 1,148 $ 1,305
  Average domestic employment costs
     (dollars per hour)....................    37.90     33.88     28.70     28.35     30.42
  Average number of domestic employees.....   20,351    21,078    19,353    19,266    20,267
  Average number of USSK employees.........   15,900    16,083    16,256(j)      --       --
  Number of pensioners at year-end.........   88,030    91,003    94,339    97,102(k) 92,051
--------------------------------------------------------------------------------------------
STOCKHOLDER DATA AT YEAR-END(L)
  Common shares outstanding (millions).....    102.5      89.2      88.8      88.4      88.3
  Registered shareholders (in thousands)...     50.0      52.4      50.3      55.6      60.2
  Market price of common stock.............  $ 13.12   $ 18.11   $ 18.00   $ 33.00   $ 23.00
--------------------------------------------------------------------------------------------

(a) See Notes 1 and 2 of the Notes to Financial Statements for discussion of the basis of presentation and the December 31, 2001 Separation from Marathon.

(b) Includes revenue from the sale of steel production by-products; transportation services; steel mill products distribution; the management of mineral resources; the management and development of real estate; and engineering and consulting services.

(c) See Note 18 of the Notes to Financial Statements for the basis of calculating earnings per share.

(d) Reflects the $900 million Value Transfer. See Note 2 of the Notes to Financial Statements.

(e) For periods prior to 2001, amounts represent Marathon's net investment in U.
    S. Steel.

(f) Reflects $819 million of tax settlements with Marathon. See the statement of cash flows.

(g) Data for periods prior to 2002 pertains to USX-U. S. Steel Group common stock.

(h) Includes LTV Corporation's tin mill products business and Transtar, Inc. subsidiaries from dates of acquisition, March 1, 2001 and March 23, 2001, respectively.

(i) Includes USSK from date of acquisition on November 24, 2000.

(j) Represents average head count from the date of acquisition.

(k) Includes approximately 8,000 surviving spouse beneficiaries added to the U.
    S. Steel pension plan in 1999.

(l) Stockholder data prior to December 31, 2001, pertains to USX-U. S. Steel Group common stock.

                REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

BOARD OF DIRECTORS NATIONAL STEEL CORPORATION

We have audited the accompanying consolidated balance sheets of National Steel Corporation and subsidiaries (the "Debtor-in-Possession" or the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, cash flows, and changes in stockholders' equity (deficit) for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company (Debtor-in-Possession) at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 9 to the consolidated financial statements, in 2001 the Company changed its method for reporting realized and unrealized gains and losses on plan assets in the determination of pension expense.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, on March 6, 2002, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). The Company is currently operating its business under the jurisdiction of Chapter 11 and the United States Bankruptcy Court in Chicago, Illinois (the "Bankruptcy Court"), and continuation of the Company as a going concern is dependent upon, among other things, the ability to formulate a plan of reorganization which will be approved by the requisite parties under the United States Bankruptcy Code and be confirmed by the Bankruptcy Court, comply with its debtor-in-possession financing facility, obtain adequate financing sources, and generate sufficient cash flows from operations to meet its future obligations. In addition, the Company has experienced operating losses in 2002, 2001 and 2000. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

                                          Ernst & Young LLP

Indianapolis, Indiana
February 5, 2003 except for Notes 1 and 10, as to which the date is March 25, 2003

                  NATIONAL STEEL CORPORATION AND SUBSIDIARIES
                    DEBTOR-IN-POSSESSION AS OF MARCH 6, 2002

                     CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------------------
                                                                YEARS ENDED DECEMBER 31,
                                                            --------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                 2002        2001        2000
--------------------------------------------------------------------------------------------
NET SALES.................................................  $2,609.4    $2,492.3    $2,978.9
  Cost of products sold...................................   2,476.2     2,648.7     2,792.2
  Selling, general and administrative expense.............     117.1       148.8       150.9
  Depreciation............................................     160.7       167.9       153.0
  Equity income of affiliates.............................      (3.2)       (2.7)       (2.8)
  Other items.............................................      (6.9)      (15.9)         --
                                                            --------------------------------
LOSS FROM OPERATIONS BEFORE REORGANIZATION ITEMS..........    (134.5)     (454.5)     (114.4)
Reorganization items......................................      50.6          --          --
Other (income) expense
  Interest and other financial income.....................      (0.6)       (1.2)       (4.0)
  Interest and other financial expense (contractual
     interest for 2002 was $66.9).........................      25.4        68.2        41.3
  Net gain on disposal of non-core assets and other
     related activities...................................      (3.3)       (3.0)      (15.1)
                                                            --------------------------------
LOSS BEFORE INCOME TAXES..................................    (206.6)     (518.5)     (136.6)
  Income taxes (credit)...................................     (57.9)      148.8        (6.8)
                                                            --------------------------------
LOSS BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE..........................    (148.7)     (667.3)     (129.8)
  Extraordinary item......................................        --        (2.0)         --
  Cumulative effect of change in accounting principle.....        --        17.2          --
                                                            --------------------------------
NET LOSS..................................................  $ (148.7)   $ (652.1)   $ (129.8)
                                                            --------------------------------
BASIC AND DILUTED EARNINGS PER SHARE:
  Loss Before Extraordinary Item and Cumulative Effect of
     Change in Accounting Principle.......................  $  (3.60)   $ (16.16)   $  (3.14)
  Extraordinary item......................................        --       (0.05)         --
  Cumulative effect of change in accounting principle.....        --        0.42          --
                                                            --------------------------------
NET LOSS..................................................  $  (3.60)   $ (15.79)   $  (3.14)
                                                            --------------------------------
  Weighted average shares outstanding (in thousands)......    41,288      41,288      41,288
DIVIDENDS PAID PER COMMON SHARE...........................  $     --    $     --    $   0.21
--------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                  NATIONAL STEEL CORPORATION AND SUBSIDIARIES
                    DEBTOR-IN-POSSESSION AS OF MARCH 6, 2002

                          CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------
                                                                  DECEMBER 31,
                                                              --------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                 2002        2001
----------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents.................................  $    1.5    $    1.4
  Restricted cash...........................................        --         2.4
  Receivables, net..........................................     222.5       224.2
  Inventories...............................................     405.7       390.4
  Deferred tax assets.......................................       4.7         3.2
  Other.....................................................      41.3        15.5
                                                              --------------------
    TOTAL CURRENT ASSETS....................................     675.7       637.1
Investments in affiliated companies.........................      13.7        16.3
Property, plant and equipment, net..........................   1,256.5     1,385.3
Deferred tax assets.........................................      43.3        44.5
Intangible pension asset....................................     108.8       126.0
Other assets................................................     110.7        98.4
                                                              --------------------
                                                              $2,208.7    $2,307.6
                                                              --------------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
  Accounts payable..........................................  $  131.8    $  165.6
  Current portion of long-term obligations..................        --        29.3
  Short-term borrowings.....................................        --       100.0
  Salaries, wages, benefits and related taxes...............      90.6       119.0
  Pension...................................................        --       169.8
  Property taxes............................................      24.2        40.3
  Income taxes..............................................       0.2         6.5
  Other accrued liabilities.................................      57.1        84.1
                                                              --------------------
    TOTAL CURRENT LIABILITIES...............................     303.9       714.6
Debtor-in-possession financing..............................     128.5          --
Long-term obligations.......................................        --       809.7
Long-term pension liabilities...............................        --         4.7
Minimum pension liabilities.................................        --       502.3
Postretirement benefits other than pensions.................      21.3       476.1
Other long-term liabilities.................................      13.4       110.9
Liabilities subject to compromise...........................   2,646.4          --
Commitments and contingencies
STOCKHOLDERS' EQUITY (DEFICIT)
Common Stock par value $.01:
  Class A--authorized 30,000,000 shares; issued and
    outstanding 22,100,000 shares in 2002 and 2001..........       0.2         0.2
  Class B--authorized 65,000,000 shares; issued 21,188,240
    shares in 2002 and 2001.................................       0.2         0.2
Additional paid-in capital..................................     491.8       491.8
Retained earnings (deficit).................................    (556.7)     (408.0)
Treasury stock, at cost: 2,000,000 shares in 2002 and
  2001......................................................     (16.3)      (16.3)
Accumulated other comprehensive loss:
Unrealized loss on derivative instruments...................        --        (2.3)
Minimum pension liability...................................    (824.0)     (376.3)
                                                              --------------------
    TOTAL STOCKHOLDERS' EQUITY (DEFICIT)....................    (904.8)     (310.7)
                                                              --------------------
                                                              $2,208.7    $2,307.6
----------------------------------------------------------------------------------

See notes to consolidated financial statements.

                  NATIONAL STEEL CORPORATION AND SUBSIDIARIES
                    DEBTOR-IN-POSSESSION AS OF MARCH 6, 2002

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------
                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
(DOLLARS IN MILLIONS)                                            2002       2001       2000
-------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................  $(148.7)   $(652.1)   $(129.8)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
  Depreciation..............................................    160.7      167.9      153.0
  Reorganization items......................................     50.6         --         --
  Other items...............................................     (6.9)      12.1         --
  Net gain on disposal of non-core assets...................     (3.3)      (3.0)     (15.1)
  Extraordinary item........................................       --        2.0         --
  Cumulative effect of change in accounting principle.......       --      (17.2)        --
  Deferred income taxes.....................................     (0.3)     148.2       10.3
Changes in assets and liabilities:
  Receivables--trade........................................      5.1       44.1       25.8
  Receivables--allowance....................................     (3.4)      17.3       11.4
  Receivables sold..........................................       --      (95.0)      95.0
  Inventories...............................................    (15.3)     134.1       (3.6)
  Accounts payable..........................................    118.6      (66.1)     (14.4)
  Pension liability (net of change in intangible pension
    asset)..................................................     38.6       31.8      (44.5)
  Postretirement benefits...................................     26.2       26.5       19.4
  Accrued liabilities.......................................     45.6        2.0        0.8
  Other.....................................................    (19.0)       6.1        1.8
                                                              -----------------------------
    NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
      BEFORE REORGANIZATION ITEMS...........................    248.5     (241.3)     110.1
Reorganization items (excluding non-cash charges of $32.6
  million)..................................................    (18.0)        --         --
                                                              -----------------------------
    NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.....    230.5     (241.3)     110.1
                                                              -----------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment................    (38.5)     (48.8)    (217.3)
  Net proceeds from settlement..............................      5.5         --         --
  Net proceeds from disposal of non-core assets.............      7.1        2.5       16.9
                                                              -----------------------------
    NET CASH USED IN INVESTING ACTIVITIES...................    (25.9)     (46.3)    (200.4)
                                                              -----------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Debt repayments...........................................    (13.8)     (28.9)     (43.5)
  Borrowings -- net.........................................   (185.1)     327.1       86.5
  Dividend payments on common stock.........................       --         --       (8.7)
  Debt issuance costs.......................................     (5.6)     (10.8)      (0.8)
                                                              -----------------------------
    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.....   (204.5)     287.4       33.5
                                                              -----------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........      0.1       (0.2)     (56.8)
Cash and cash equivalents, at beginning of the year.........      1.4        1.6       58.4
                                                              -----------------------------
CASH AND CASH EQUIVALENTS, AT END OF THE YEAR...............  $   1.5    $   1.4    $   1.6
                                                              -----------------------------
SUPPLEMENTAL CASH PAYMENT (RECEIPT) INFORMATION
  Cash paid (received) during the year for:
  Interest and other financing costs........................  $  18.7    $  65.4    $  55.0
  Income taxes, net.........................................    (53.2)     (18.0)      (4.0)
NONCASH INVESTING AND FINANCING ACTIVITIES
  Purchase of equipment through capital leases..............  $    --    $   3.1    $   7.9
-------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                  NATIONAL STEEL CORPORATION AND SUBSIDIARIES
                    DEBTOR-IN-POSSESSION AS OF MARCH 6, 2002

                     CONSOLIDATED STATEMENTS OF CHANGES IN
                         STOCKHOLDERS' EQUITY (DEFICIT)

------------------------------------------------------------------------------------------------------------------------
                                                                                             ACCUMULATED           TOTAL
                                    COMMON    COMMON   ADDITIONAL    RETAINED                      OTHER   STOCKHOLDERS'
                                   STOCK--   STOCK--      PAID-IN    EARNINGS   TREASURY   COMPREHENSIVE          EQUITY
(DOLLARS IN MILLIONS)              CLASS A   CLASS B      CAPITAL   (DEFICIT)      STOCK   INCOME (LOSS)       (DEFICIT)
------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2000.......    0.2       0.2        491.8        382.6      (16.3)         (5.5)           853.0
Comprehensive loss:
  Net loss.......................                                     (129.8)                                   (129.8)
  Other comprehensive income:
    Minimum pension liability....                                                                 3.2              3.2
                                                                                                             ---------
Comprehensive loss...............                                                                               (126.6)
Dividends on common stock........                                       (8.7)                                     (8.7)
                                   -------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000.....    0.2       0.2        491.8        244.1      (16.3)         (2.3)           717.7
Comprehensive loss:
  Net loss.......................                                     (652.1)                                   (652.1)
  Other comprehensive income
    (loss):
    Minimum pension liability....                                                              (374.0)          (374.0)
    Cumulative effect of the
      adoption of SFAS 133.......                                                                23.8             23.8
    Net activity relating to
      derivative instruments.....                                                               (26.1)           (26.1)
                                                                                                             ---------
Comprehensive loss...............                                                                             (1,028.4)
                                   -------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001.....   $0.2      $0.2       $491.8      $(408.0)    $(16.3)      $(378.6)       $  (310.7)
Comprehensive loss:
  Net loss.......................                                     (148.7)                                   (148.7)
  Other comprehensive income
    (loss):
    Minimum pension liability....                                                              (447.7)          (447.7)
    Net activity relating to
      derivative instruments.....                                                                 2.3              2.3
                                                                                                             ---------
Comprehensive loss...............                                                                               (594.1)
                                   -------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002.....   $0.2      $0.2       $491.8      $(556.7)    $(16.3)      $(824.0)       $  (904.8)
------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                  NATIONAL STEEL CORPORATION AND SUBSIDIARIES
                    DEBTOR-IN-POSSESSION AS OF MARCH 6, 2002

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 2002

NOTE 1. REORGANIZATION UNDER CHAPTER 11 BANKRUPTCY CODE

On March 6, 2002, National Steel Corporation and forty-one of its domestic subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the Bankruptcy Court. Certain majority owned subsidiaries of National Steel Corporation and subsidiaries (the "Company") have been excluded from the Chapter 11 filings. The case was assigned to the Hon. John H. Squires and is being jointly administered under case number 02-08699. The Company continues to manage its properties and operate its businesses under Sections 1107(a) and 1108 of the Code as a debtor-in-possession. Due to material uncertainties, it is not possible to predict the length of time the Debtors will operate under Chapter 11 protection, the outcome of the proceedings in general, whether it will continue to operate under our current organizational structure, the effect of the proceedings on its businesses or the recovery by its creditors and equity holders.

The Company is pursuing various strategic alternatives including, among other things, possible consolidation opportunities, a stand-alone plan of reorganization and liquidation of part or all of its assets. After further consideration of such alternatives and negotiations with various parties in interest, the Debtors expect to present a Chapter 11 plan, which will likely cause a material change to the carrying amount of assets and liabilities in the financial statements. The accompanying consolidated financial statements do not reflect (a) the realizable value of assets on a liquidation basis or their availability to satisfy liabilities, (b) aggregate pre-petition liability amounts that may be allowed for claims or contingencies, or their status or priority, (c) the effect of any changes to the Company's capital structure or in its business operations as the result of an approved plan of reorganization, or
(d) adjustments to the carrying value of asset or liability amounts that may be necessary as the result of actions by the Bankruptcy Court.

Under bankruptcy law, actions by creditors to collect amounts owed by us at the filing date are stayed and other pre-petition contractual obligations may not be enforced against us, without approval by the Bankruptcy Court to settle these claims. The Debtors received approval from the Bankruptcy Court to pay certain of its prepetition claims, including employee wages and certain employee benefits. In addition, the Debtors have the right, subject to Bankruptcy Court approval and other conditions, to assume or reject any pre-petition executory contracts and unexpired leases. The Debtors have submitted the schedules setting forth all of its assets and liabilities as of the date of the petition as reflected in its accounting records. The amounts of claims filed by creditors could be significantly different from the recorded amounts. The last date for filing claims by creditors other than governmental units was August 15, 2002 and for governmental units was September 6, 2002. On November 5, 2002, the Bankruptcy Court entered an order that extended the exclusive period within which only the debtor can file a plan of reorganization through April 7, 2003.

On January 9, 2003, the Company entered into an Asset Purchase Agreement with US Steel for the sale of substantially all of the Company's steel making and finishing assets. This transaction was valued at approximately $950 million, consisting primarily of cash, but including up to $100 million of US Steel common stock and the assumption of certain liabilities approximating

$200 million. This transaction was subject to a number of conditions, including approval of the Bankruptcy Court, and the execution and ratification of a new collective bargaining agreement by the United Steelworkers of America satisfactory to US Steel for the National Steel employees who would become employees of US Steel. A motion to approve procedures related to this transaction was scheduled to be held in the Bankruptcy Court on January 30, 2003. Prior to that hearing, the Company received a competing bid from AK Steel. Following further negotiations among the parties, on January 30, 2003, the Company entered into an Asset Purchase Agreement with AK Steel for the sale of substantially all of the Company's steelmaking and finishing assets, as well as National Steel Pellet Company, the Company's iron ore pellet operations in Keewatin, Minnesota. This transaction is valued at approximately $1.125 billion, consisting of $925 million of cash and the assumption of certain liabilities approximating $200 million. The transaction is subject to a number of conditions, including approval of the Bankruptcy Court, termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and the execution and ratification of a new collective bargaining agreement by the United Steelworkers of America satisfactory to AK Steel for the National Steel employees who would become employees of AK Steel.

The U.S. Bankruptcy Court for the Northern District of Illinois on February 6, 2003 approved the break up fee of approximately $15 million and bidding procedures related to the Asset Purchase Agreement with AK Steel. The court's ruling gives AK Steel "stalking horse", or priority status, which generally allows AK Steel to collect a break up fee should National agree to sell its assets to another party prior to termination of the Asset Purchase Agreement with AK Steel. The Asset Purchase Agreement is also subject to higher and better offers submitted in accordance with the bidding procedures approved by the Bankruptcy Court under Sections 363 and 365 of the Bankruptcy Code on February 6, 2003, as modified by the Bankruptcy Court on March 25, 2003. Under these bidding procedures, bids must be submitted no later than April 10, 2003, and if one or more bids are determined to be Qualified bids under the bidding procedures an auction is expected to be conducted on April 16, 2003. On February 26, 2003, the Company was notified that the Justice Department was terminating the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act for the AK Steel transaction.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business and do not reflect adjustments that might result if the Company is unable to continue as a going concern. As a result of its Chapter 11 filings, however, such matters are subject to significant uncertainty. Continuing on a going concern basis is dependent upon, among other things, the Company's formulation of an acceptable plan of reorganization, the success of future business operations, and the generation of sufficient cash from operations and financing sources to meet its obligations.

The Company has applied the provisions of AICPA's Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, issued November 19, 1990 ("SOP 90-7"). SOP 90-7 requires a segregation of liabilities subject to compromise by the Court as of the filing date and identification of all transactions which impact the statement of operations that are directly associated with the reorganization of the Company. Prior year's comparative balances have not been reclassified to conform to current year balances stated under SOP 90-7.

Liabilities Subject To Compromise

The principal categories of claims classified as liabilities subject to compromise under reorganization proceedings are identified below. All amounts below may be subject to future adjustment depending on Court action, further developments with respect to disputed claims, or other events. Additional claims may arise resulting from rejection of additional executory contracts or unexpired leases by the Company. Under an approved final plan of reorganization, these claims may be settled at amounts substantially less than their allowed amounts.

Recorded liabilities subject to compromise under the Chapter 11 proceedings consisted of the following at December 31, 2002:

----------------------------------------------------------------------
(DOLLARS IN MILLIONS)
----------------------------------------------------------------------
Accounts payable............................................  $  154.3
Short-term borrowings.......................................     100.0
Salaries, wages, benefits and related taxes.................     112.0
Pension liabilities, including minimum pension
  liabilities...............................................   1,156.6
Property taxes..............................................      46.3
Income taxes................................................       1.8
Other accrued liabilities...................................      65.1
Long-term obligations.......................................     511.6
Postretirement benefits other than pensions.................     403.8
Other long-term liabilities.................................      94.9
                                                              --------
                                                              $2,646.4
----------------------------------------------------------------------

Reorganization Items

Reorganization items are comprised of items of income, expense and loss that were realized or incurred by the Company as a result of its decision to reorganize under Chapter 11 of the Bankruptcy Code. The following summarizes the reorganization charges recorded by the Company during the year ended December 31, 2002:

--------------------------------------------------------------------------
                                                                YEAR ENDED
                                                              DECEMBER 31,
(DOLLARS IN MILLIONS)                                                 2002
--------------------------------------------------------------------------
Professional and other fees.................................         $20.7
Write-down of deferred financing costs......................           2.3
Provision for rejected derivative contract..................           1.3
Provision for potential additional costs on long-term
  agreements................................................          26.1
Gain on sale of equity interest in DNN Galvanizing Limited
  Partnership...............................................          (0.3)
Vendor settlement...........................................          (2.7)
Other.......................................................           3.2
                                                              ------------
                                                                     $50.6
--------------------------------------------------------------------------

Interest Expense

Interest at the stated contractual amount on unsecured debt that was not charged to earnings for the year ended December 31, 2002 was approximately $41.5 million.

NOTE 2. DESCRIPTION OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

National Steel Corporation is a domestic manufacturer engaged in a single line of business, the production and processing of steel. The Company targets high value-added applications of flat rolled carbon steel for sale primarily to the automotive, construction and container markets. The Company also sells hot and cold-rolled steel to a wide variety of other users including the pipe and tube industry and independent steel service centers. The Company's principal markets are located throughout the United States.

Since 1986, the Company has had cooperative labor agreements with the United Steelworkers of America (the "USWA"), the International Chemical Workers Union Council of the United Food and Commercial Workers and other labor organizations, which collectively represent 83% of the Company's employees. The Company entered into five-year agreements with these labor organizations in 1999. Additionally, these 1999 agreements contain a no-strike clause also effective through the term of the agreements.

Principles of Consolidation

The consolidated financial statements include the accounts of National Steel Corporation and its majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company applies the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), to recognize revenue. As such, all revenue is recognized when products are shipped to customers or when all provisions of SAB 101 have been met.

Repair and Maintenance Costs

All costs for repair and maintenance projects, including materials, internal labor and external contract labor, are expensed as incurred.

Shipping and Handling Costs

The cost to deliver products to customers is recorded as part of cost of products sold.

Cash and Cash Equivalents

Cash equivalents are short-term liquid investments consisting principally of time deposits and commercial paper at cost which approximates market. Generally, these investments have maturities of three months or less at the time of purchase.

Restricted Cash

As of December 31, 2002 there were no restricted uses of cash or cash equivalents. At December 31, 2001, cash and cash equivalents in the amount of $2.4 million were restricted for use primarily in connection with zinc swap contracts and certain credit arrangements.

Receivables

Receivables consist of trade and notes receivable and other miscellaneous receivables including refundable income taxes. Concentration of credit risk related to trade receivables is limited due to the large number of customers in differing industries and geographic areas and management's credit practices. Receivables are shown net of allowances and estimated claims of $44.9 million and $48.3 million at December 31, 2002 and 2001, respectively. Activity relating to the allowance was as follows:

-----------------------------------------------------------------------------------
(DOLLARS IN MILLION)                                          2002    2001    2000
-----------------------------------------------------------------------------------
Balance, January 1..........................................  $48.3   $31.0   $19.6
Provision for doubtful accounts.............................    7.9    22.1     7.7
Doubtful accounts written off, net of recoveries............   (9.5)   (0.4)   (0.6)
Other, net..................................................   (1.8)   (4.4)    4.3
                                                              ---------------------
BALANCE, DECEMBER 31........................................  $44.9   $48.3   $31.0
-----------------------------------------------------------------------------------

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, substantial down-grading of credit scores), the Company records a specific reserve for bad debts against outstanding amounts to reduce the net recognized receivable to the amount reasonably believed to be collectible. For customers that are highly leveraged (those customers whose value of debt exceeds equity by a predetermined ratio) and exceed a minimal risk threshold, the Company records a reserve representing its best estimate of potential losses from these customers in the aggregate. For all other customers, the Company recognizes reserves for bad debts based on the general status of the economy and, specifically, the steel industry and past collections experience. The bankruptcy filing of the LTV Steel Company, Inc. (described in Note 12 to the consolidated financial statements) and other customers and current economic conditions within the United States, especially within the steel industry, have caused the Company to record a provision for doubtful accounts receivable of $7.9 million, $22.1 million, and $7.7 million during 2002, 2001, and 2000, respectively. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), the Company's estimates of the recoverability of amounts due could be reduced by a material amount.

Derivative Instruments

In the normal course of business, the Company's operations are exposed to continuing fluctuations in commodity prices and interest rates that can affect the cost of operating, investing, and financing. Accordingly, the Company addresses a portion of these risks, primarily commodity price risk, through a controlled program of risk management that may include the purchase of commodity purchase swap contracts from global financial institutions. The Company's objective is to reduce earnings volatility associated with these fluctuations to allow management to focus on core business issues. The Company's derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of a documented corporate risk-management policy. The Company does not enter into any derivative transaction for speculative purposes. The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), as amended and interpreted. (See Note 13 to the Consolidated Financial Statements.)

Inventories

Inventories are stated at the lower of last-in, first-out ("LIFO") cost or market.

Based on replacement cost, inventories would have been approximately $173.8 million and $180.0 million higher than reported at December 31, 2002 and 2001, respectively. During 2001 certain inventory quantity reductions caused liquidations of LIFO inventory values that had the effect of reducing the net loss by $2.1 million or $0.05 per share (basic and diluted). During 2002 and 2000 certain inventory quantity reductions caused liquidations of LIFO inventory values that did not have a material effect on the net loss.

Inventories as of December 31, are as follows:

-------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                          2002      2001
-------------------------------------------------------------------------------
INVENTORIES
Finished and semi-finished..................................  $ 352.8   $ 339.0
Raw materials and supplies..................................    178.7     176.9
                                                              -----------------
                                                                531.5     515.9
Less LIFO reserve...........................................   (125.8)   (125.5)
                                                              -----------------
                                                              $ 405.7   $ 390.4
-------------------------------------------------------------------------------

Investments in Affiliated Companies

Investments in affiliated companies (corporate joint ventures and 20.0% to 50.0% owned companies) are stated at cost plus equity in undistributed earnings and/or losses since acquisition. Undistributed deficit of affiliated companies at December 31, 2002 and 2001 amounted to $10.2 million and $7.6 million, respectively.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and include certain expenditures for leased facilities. Interest costs applicable to facilities under construction are capitalized. No interest was capitalized during 2002 and 2001. Capitalized interest amounted to $15.3 million in 2000. Depreciation of capitalized interest amounted to $4.9 million in 2002, $5.1 million in 2001 and $4.5 million in 2000.

Property, plant and equipment as of December 31, are as follows:

---------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                           2002       2001
---------------------------------------------------------------------------------
Land and land improvements..................................  $  175.0   $  175.6
Buildings...................................................     362.1      361.6
Machinery and equipment.....................................   3,346.6    3,336.3
                                                              -------------------
Total property, plant and equipment.........................   3,883.7    3,873.5
Less accumulated depreciation...............................   2,627.2    2,488.2
                                                              -------------------
Net property, plant and equipment...........................  $1,256.5   $1,385.3
---------------------------------------------------------------------------------

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), the Company periodically evaluates its long-lived assets for impairment whenever indicators of impairment exist. A long-lived asset is considered impaired when the anticipated undiscounted future cash flows from a logical grouping of assets over the remaining service life of the asset grouping is less than its carrying value. Generally, the Company groups its assets at the facility level, which is the lowest level of the organization for which identifiable cash flows are independent of the cash flows of other assets and liabilities of the Company, for impairment testing.

Based on the Company's filing under Chapter 11 of Title 11 of the United States Code in the Bankruptcy Court, impairment indicators were present at December 31, 2002 for all of the Company's long-lived assets. As such, the Company compared the estimated undiscounted future cash flows to the carrying value of the attributable long-lived assets. As the Company's average long-lived assets are already two-thirds depreciated, the levels of cash flows necessary for recoverability were greatly reduced.

The Company's recoverability estimates are based essentially on static volume while pricing levels continue to grow at approximately 1-2% per annum through 2006 and then remain constant over the remaining average useful life of the long-lived assets. The highest annual average selling price per ton in this impairment model is approximately 2% lower than the average price per ton experienced before the high levels of low-priced imported steel began to flood the market in 1998. The Company further assumes that cost reduction activities and improved efficiencies will reduce cost per ton by approximately 4% through 2003 and hold constant for the remainder of the assets' average useful lives.

Based on the impairment model utilized by the Company, in accordance with SFAS 144, the estimated undiscounted future cash flows exceed the carrying value of the attributable long-lived assets, and therefore, no impairment charge was recorded in 2002. There can be no assurances that the Company will successfully attain the shipping volumes, average selling prices or cost reductions included in its recoverability estimates. Should future actual results or assumptions change, the Company may be required to record an impairment charge in a future period. Additionally, the impairment analysis does not contemplate the asset purchase agreement with AK Steel or related fair value of long-lived assets which may be derived therefrom.

Depreciation

Depreciation of production facilities, equipment and capitalized lease obligations is generally computed by the straight-line method over their estimated useful lives or, if applicable, remaining lease term, if shorter. The following useful lives are used for financial statement purposes:

Land improvements...........................................   10-20 years
Buildings...................................................   15-40 years
Machinery and equipment.....................................    3-15 years

Depreciation of furnace relinings is computed on the basis of tonnage produced in relation to estimated total production to be obtained from such facilities.

Pensions

The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, Employers' Accounting for Pensions ("SFAS 87"), which requires that amounts recognized in financial statements be determined on an actuarial basis. SFAS 87 and the policies the Company uses, including the delayed recognition of gains and losses and the use of a calculated value of plan assets, generally reduce the volatility of pension expense due to changes in pension liability assumptions, demographic experience, and the market performance of the pension plan's assets. (See Notes 6 and 9 to the Consolidated Financial Statements.)

Other Postretirement Benefits

The Company provides retiree health care benefits for certain salaried and represented employees that retire under its pension plans. The Company's retiree health care plans provide health care benefits to approximately 23,000 of its former employees and their dependents. The Company accounts for its other postretirement benefit plans in accordance with SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions ("SFAS 106"), which requires that amounts recognized in financial statements be determined on an actuarial basis. SFAS 106 and the policies the Company uses, including the delayed recognition of gains and losses, generally reduce the volatility of retiree health care expense due to changes in assumptions, claims experience, demographic experience, and the market performance of the plan's assets. (See
Note 6 to the Consolidated Financial Statements.)

Research and Development

Research and development costs are expensed when incurred as a component of cost of products sold. Expenses for 2002, 2001 and 2000 were $6.8 million, $8.6 million and $9.6 million, respectively.

Financial Instruments

Financial instruments consist of cash and cash equivalents and long-term obligations (excluding capitalized lease obligations). The fair value of cash and cash equivalents approximates their carrying amounts at December 31, 2002. The carrying value of long-term obligations (excluding capitalized lease obligations) exceeded the fair value by approximately $210 million at December 31, 2002. The fair value is based on quoted market prices or is estimated using discounted cash flows based on current interest rates for similar issues.

Earnings per Share (Basic and Diluted)

Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted-average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. If a net loss is incurred, dilutive stock options are considered antidilutive and are excluded from the dilutive EPS calculation. As a result of the reported net loss for each of the three years ended December 31, 2002, 2001 and 2000, the denominator for both basic and diluted earnings per share were the same.

Stock-Based Compensation

As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock Based Compensation ("SFAS 123"), the Company has elected to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of SFAS 123 and SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure ("SFAS 148"). (See
Note 14 to the Consolidated Financial Statements.)

Had compensation cost for the option plans been determined based on the fair value at the grant date for awards in 2002, 2001, and 2000 consistent with the provisions of SFAS 148 and 123, the Company's net loss and earnings per share would have been adjusted to the pro forma amounts indicated below:

------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT EPS)                         2002      2001      2000
------------------------------------------------------------------------------------
Net loss as reported...................................  $(148.7)  $(652.1)  $(129.8)
Deduct: Total stock-based employee compensation expense
  determined under fair value based method for all
  awards, net of related tax effects...................      0.4       1.0       0.7
                                                         ---------------------------
Pro-forma net loss.....................................  $(149.1)  $(653.1)  $(130.5)
                                                         ---------------------------
Earnings per share:
Basic EPS -- As reported...............................  $ (3.60)  $(15.79)  $ (3.14)
                                                         ---------------------------
Basic EPS -- Pro-forma.................................  $ (3.61)  $(15.82)  $ (3.16)
                                                         ---------------------------
Diluted EPS -- As reported.............................  $ (3.60)  $(15.79)  $ (3.14)
                                                         ---------------------------
Diluted EPS -- Pro-forma...............................  $ (3.61)  $(15.82)  $ (3.16)
------------------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

-----------------------------------------------------------------------------------
                                                              2002*   2001     2000
-----------------------------------------------------------------------------------
Dividend yield..............................................   N/A    0.0%      2.8%
Expected volatility.........................................   N/A    74.5%    58.5%
Risk-free interest rate.....................................   N/A    5.0%      6.6%
Expected term (in years)....................................   N/A    7.0       7.0
-----------------------------------------------------------------------------------

---------------

* There were no options granted in 2002.

Use of Estimates

Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expense during the year. Actual results could differ from those estimates.

Reclassifications

Certain amounts in prior years consolidated financial statements have been reclassified to conform with the current year presentation.

Impact of Recently Issued Accounting Standards

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 applies to legal obligations associated with the retirement of certain long-lived assets. It requires companies to record the fair value of the liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the company capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company adopted SFAS 143, as required, in its fiscal year beginning on January 1, 2003. The transition adjustment of less than $3 million, net of tax, resulting from the adoption of SFAS 143 will be reported as a cumulative effect of a change in accounting principle in the first quarter of 2003.

In April 2002, the FASB issued SFAS No. 145, Recession of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"), which will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS 4. SFAS 145 also amends SFAS 13 to require certain modifications to capital leases be treated as a sales-leaseback. We adopted SFAS 145 effective January 1, 2003 and it did not have a material impact on our earnings or financial position. Adoption will require the extraordinary gain in 2001 to be reclassified.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), which changes financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized as incurred rather than at the date a company commits to an exit plan as currently required. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS 146 did not have an effect on the Company's earnings or financial position.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure ("SFAS 148") an amendment of SFAS No. 123 Accounting for Stock-Based Compensation ("SFAS 123), which provides alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amended the disclosure provisions, which now require the method of accounting for stock-based employee compensation to be provided and the effect of the method used on reported results. As permitted by SFAS 123, the Company has chosen to continue accounting for stock options at their intrinsic value at the date of grant consistent with the provision of APB 25. The adoption of this statement in December 2002 had no impact on the Company's earnings or financial position, and the disclosure requirements have been met.

NOTE 3. CAPITAL STRUCTURE

At December 31, 2002, the Company's capital structure was as follows.

CLASS A COMMON STOCK: The Company had 30,000,000 shares of $.01 par value Class A Common Stock authorized, of which 22,100,000 shares were issued and outstanding and owned by NKK U.S.A. Corporation. Each share is entitled to two votes. No dividends were paid in 2002 and 2001. Dividends of $0.21 per share were paid in 2000. As a result of its ownership of the Class A Common Stock, NKK U.S.A. Corporation controls approximately 69.7% of the voting power of the Company.

CLASS B COMMON STOCK: The Company had 65,000,000 shares of $0.01 par value Class B Common Stock authorized, 21,188,240 shares issued, and 19,188,240 outstanding net of 2,000,000 shares of Treasury Stock. No dividends were paid in 2002 and 2001. Dividends of $0.21 per share were paid in 2000. All of the issued and outstanding shares of Class B Common Stock are publicly traded and are entitled to one vote.

NOTE 4. SEGMENT INFORMATION

The Company has one reportable segment: Steel. The Steel segment consists of two operating divisions, the Regional Division and the Granite City Division, that produce and sell hot and cold-rolled steel to automotive, construction, container, and pipe and tube customers as well as independent steel service centers. The Company's operating divisions are primarily organized and managed by geographic location. A third operating division, National Steel Pellet Company, has been combined with "All Other" as it does not meet the quantitative thresholds for determining reportable segments. "All Other" also includes the Company's transportation divisions, administrative office and certain steel processing and warehousing operations. "All Other" revenues from external customers are attributable primarily to steel processing, warehousing and transportation services.

The Company evaluates performance and allocates resources based on income(loss) from operations before reorganization items. The accounting policies of the Steel segment are the same as described in Note 2 to the consolidated financial statements. Intersegment sales and transfers are accounted for at market prices and are eliminated in consolidation.

-----------------------------------------------------------------------------------------------
                                           2002                              2001
                              -------------------------------   -------------------------------
(DOLLARS IN MILLIONS)            STEEL   ALL OTHER      TOTAL      STEEL   ALL OTHER      TOTAL
-----------------------------------------------------------------------------------------------
Revenues from external
  customers.................  $2,589.4    $  20.0    $2,609.4   $2,475.0   $   17.3    $2,492.3
Intersegment revenues.......     457.8      250.6       708.4      464.2    1,754.7     2,218.9
Depreciation expense........     122.9       37.8       160.7      126.0       41.9       167.9
Other items.................        --        6.9         6.9       28.7      (12.8)       15.9
Segment income (loss) from
  operations before
  reorganization items......      10.9     (145.4)     (134.5)    (223.2)    (231.3)     (454.5)
Extraordinary item..........        --         --          --         --       (2.0)       (2.0)
Cumulative effect of change
  in accounting principle...        --         --          --       23.1       (5.9)       17.2
Segment assets..............   1,451.6      757.1     2,208.7    1,516.0      791.6     2,307.6
Expenditures for long-lived
  assets....................      32.6        5.9        38.5       38.6       13.3        51.9
-----------------------------------------------------------------------------------------------

Included in "All Other" intersegment revenues in 2001 is $1,524.0 million of qualified trade receivables sold to National Steel Funding Corporation ("NSFC"), a wholly-owned subsidiary. On September 28, 2001, the Company replaced the Receivables Purchase Agreement with a new credit facility as described in Note 5 to the consolidated financial statements. As a result, no qualified trade receivables were sold to NSFC subsequent to September 28, 2001.

The following table sets forth the percentage of the Company's revenues from various markets for 2002, 2001 and 2000:

-----------------------------------------------------------------------------------
                                                               2002    2001    2000
-----------------------------------------------------------------------------------
Automotive..................................................   36.5%   26.5%   29.0%
Construction................................................   24.6    27.0    24.8
Containers..................................................   13.4    13.1    12.0
Pipe and Tube...............................................    5.3     7.0     6.9
Service Centers.............................................   16.5    21.5    22.0
All Other...................................................    3.7     4.9     5.3
                                                              ---------------------
                                                              100.0%  100.0%  100.0%
-----------------------------------------------------------------------------------

In 2002, one customer, within the automotive market, accounted for $267.0 million or 10.2% of net sales. No single customer accounted for more than 10% of net sales in 2001 or 2000. Export sales accounted for approximately 3.8% of revenues in 2002, 3.4% in 2001 and 3.6% in 2000. The Company has no long-lived assets that are maintained outside of the United States.

NOTE 5. LONG-TERM OBLIGATIONS

Long-term obligations were as follows:

------------------------------------------------------------------------------
                                                                DECEMBER 31,
                                                              ----------------
(DOLLARS IN MILLIONS)                                            2002     2001
------------------------------------------------------------------------------
DIP Credit Facility.........................................  $ 128.5   $   --
First Mortgage Bonds, 9.875% Series due March 1, 2009, with
  general first liens on principal plants, properties and
  certain subsidiaries......................................    300.0    300.0
First Mortgage Bonds, 8.375% Series due August 1, 2006, with general first liens on principal plants, properties and
  certain subsidiaries......................................     60.5     60.5
Credit Facility, 5.7% effective in December 2001 due
  September 2004, secured by both accounts receivable and
  inventory.................................................       --    313.6
Continuous Caster Facility Loan, 7.477% effective in
  December 2000 (the rate was 10.057% prior to being reset
  in November 2000). Equal semi-annual payments due through
  2007, with a first mortgage in favor of the lenders.......     76.0     76.0
Pickle Line Loan, 7.726% fixed rate due in equal semi-annual installments through 2007, with a first mortgage in favor
  of the lender.............................................     52.5     55.9
Adequate protection payments required by bankruptcy court
  order for First Mortgage Bond and Caster Facility Loan....     (6.0)      --
ProCoil, various rates and due dates........................      2.2      2.2
Capitalized lease obligations, various rates and due
  dates.....................................................      8.8     13.2
Other.......................................................     17.6     17.6
                                                              ----------------
Total long-term obligations.................................    640.1    839.0
Less amounts subject to compromise..........................   (511.6)      --
Less long-term obligations due within one year..............       --    (29.3)
                                                              ----------------
LONG-TERM OBLIGATIONS.......................................  $ 128.5   $809.7
------------------------------------------------------------------------------

Under the Bankruptcy Code we may assume or reject executory contracts, including lease obligations. Therefore, the commitments shown below may not reflect actual cash outlays in the future periods. See Note 1 to consolidated financial statements. Future minimum payments for all long-term obligations and leases as of December 31, 2002 are as follows:

-----------------------------------------------------------------------------------------------
                                                                                          OTHER
                                                          CAPITALIZED   OPERATING     LONG-TERM
(DOLLARS IN MILLIONS)                                          LEASES      LEASES   OBLIGATIONS
-----------------------------------------------------------------------------------------------
2003....................................................      $   5.8      $ 64.4        $ 49.3
2004....................................................          3.6        58.9          30.7
2005....................................................           --        24.6         157.6
2006....................................................           --         0.3          57.2
2007....................................................           --         0.2          25.2
Thereafter..............................................           --          --         311.3
                                                          -------------------------------------
Total payments..........................................          9.4      $148.4        $631.3
                                                                        -----------------------
Less amount representing interest.......................          0.6
Less current portion of obligations under capitalized
  leases................................................          5.4
                                                          -----------
LONG-TERM OBLIGATIONS UNDER CAPITALIZED LEASES..........      $   3.4
                                                          -----------
ASSETS UNDER CAPITALIZED LEASES:
  Machinery and equipment...............................      $  24.3
  Less accumulated depreciation.........................        (14.2)
                                                          -----------
                                                              $  10.1
-----------------------------------------------------------------------------------------------

Operating leases include a coke battery facility which services Granite City and expires in 2004, an electrolytic galvanizing facility which services Great Lakes and expires in 2005, and a continuous caster and the related ladle metallurgy facility which services Great Lakes and expires in 2008. Upon expiration, the Company has the option to extend the leases, purchase the equipment at fair market value, or return the facility to the third party owner. The Company's remaining operating leases cover various types of properties, primarily machinery and equipment, which have lease terms generally for periods of 2 to 20 years, and which are expected to be renewed or replaced by other leases in the normal course of business. Rental expense totaled $70.4 million in 2002, $65.4 million in 2001, and $70.8 million in 2000. During 2002, the Company recorded $26.1 million in estimated penalties related to leases as a reorganization item.

Credit Arrangements

On March 6, 2002, the Company received commitments for up to a $450 million Secured Super Priority Debtor in Possession ("DIP") financing from the lenders under the Credit Facility. The term of the DIP runs from the closing date to the earlier of (i) the second anniversary of the closing date, (ii) the effective date of a Plan of Reorganization in the Company's Chapter 11 case and (iii) acceleration of the Company's obligations under the DIP as a result of certain specified events, including a change of control transaction.

Availability under the DIP is subject to a borrowing base calculated by applying advance rates to eligible accounts receivable and eligible inventory. Availability under the DIP is also subject to: (i) certain eligibility reserves and availability reserves, (ii) a reserve for certain professional and bankruptcy court expenses related to the Company's Chapter 11 cases and (iii) a liquidity reserve of $35 million. At December 31, 2002, the maximum amount available after adjusting for these items, and after reduction for letters of credit and outstanding borrowings was $220 million.

Proceeds of loans under the DIP will be used solely to pay certain pre-petition claims approved by the Court, for post-petition operating expenses incurred in the ordinary course of business and certain other costs and expenses of administration of the cases as will be specified and as approved by the Court. Except for certain specified circumstances, all cash received by the Company or any of its subsidiaries shall be applied to outstanding claims under the Credit Agreement and after all such claims have been paid, to outstanding obligations under the DIP. At December 31, 2002, all outstanding claims under the Credit Agreement were paid.

All amounts owing by the Company under the DIP at all times will constitute allowed super-priority administrative expense claims in its Chapter 11 cases, generally having priority over all the Company's administrative expenses. In addition, all amounts owing by the Company under the DIP will be secured by valid and perfected security interests in, and liens on substantially all of its assets.

On December 31, 2002, there was $128.5 million outstanding under the DIP Agreement. These borrowings bear interest at a bank prime rate or at an adjusted Eurodollar rate plus an applicable margin that varies, depending upon the type of loan the Company executes. At December 31, 2002, the outstanding borrowings under the DIP Agreement had an average annual interest rate of 6.3%.

During 2001, the Company closed on a new $465 million Credit Agreement secured by both accounts receivable and inventory. The Credit Agreement replaced a Receivables Purchase Agreement that was to expire in September 2002 and a Inventory Facility that was to expire in November 2004.

Prior to the closing of the Credit Agreement, the Company had utilized the Receivables Purchase Agreement to sell $110 million of trade accounts receivable and had borrowed $128.6 million under the Inventory Facility. Upon the closing of the Credit Agreement, the Company purchased the previously sold trade accounts receivable and repaid the outstanding Inventory Facility borrowings.

On December 31, 2001, there was $313.6 million outstanding under the Credit Agreement. These borrowings bore interest at a bank prime rate or at an adjusted Eurodollar rate plus an applicable margin that varies, depending upon the type of loan the Company executed. At December 31, 2001, the outstanding borrowings under the Credit Agreement had an average annual interest rate of 5.7%.

Under the Credit Agreement, the maximum amount available from time to time was subject to change based on the level of eligible receivables and inventory and restrictions on concentrations of certain receivables. At December 31, 2001, the maximum amount available, after reduction for letters of credit and outstanding borrowings, was $105.3 million subject to a minimum liquidity requirement of $75 million.

During March 2001, the Company closed on a new $100.0 million subordinated revolving credit facility with NUF LLC, a wholly-owned subsidiary of NKK Corporation, the Company's principal stockholder (the "NUF Facility") that expired in February 2002. On December 31, 2002, there was $100.0 million outstanding under the NUF Facility. These borrowings also bear interest at a bank prime rate or at an adjusted Eurodollar rate plus an applicable margin that varies, depending upon the type of loan the Company executed. At December 31, 2001, the outstanding borrowings under the NUF Facility had an average annual interest rate of 5.9%.

Due to the proceedings under Chapter 11, we are in default on our debt agreements, with the exception of the DIP Credit Facility. While operating under Chapter 11, we are prohibited from paying interest on unsecured debts. We ceased accruing interest on all unsecured long-term debt subject to compromise in accordance with SOP 90-7 beginning March 6, 2002. If we were not in Chapter 11, $41.5 million of interest would have been accrued on the long-term debt subject to compromise during the year ended December 31, 2002.

NOTE 6. PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS

The Company has various qualified and nonqualified pension plans and other postretirement employee benefit ("OPEB") plans for its employees and retirees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the periods ended September 30, 2002 and 2001, and the plans funded status at September 30 reconciled to the amounts recognized on the balance sheet on December 31, 2002 and 2001:

-----------------------------------------------------------------------------------------------
                                                                          OTHER POSTRETIREMENT
                                                     PENSION BENEFITS           BENEFITS
                                                   --------------------   ---------------------
(DOLLARS IN MILLIONS)                                2002        2001        2002        2001
-----------------------------------------------------------------------------------------------
RECONCILIATION OF BENEFIT OBLIGATION
  Benefit obligation, October 1 Prior Year.......  $ 2,289.8   $2,137.0   $   992.8    $ 817.0
  Service cost...................................       31.4       29.4        14.1       12.7
  Interest cost..................................      167.7      165.6        70.8       63.2
  Participant contributions......................         --         --        13.0        9.4
  Other contributions............................         --        1.9          --         --
  Plan amendments................................         --        0.2          --         --
  Actuarial loss.................................      188.2      133.7       190.8      161.0
  Benefits paid..................................     (185.6)    (178.6)      (92.7)     (70.5)
  Settlement.....................................       (0.7)        --          --         --
  Special termination benefits...................         --        0.6          --         --
                                                   --------------------------------------------
  Benefit obligation, September 30...............  $ 2,490.8   $2,289.8   $ 1,188.8    $ 992.8
                                                   --------------------------------------------
RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
  Fair value of plan assets, October 1 Prior
     Year........................................  $ 1,549.4   $2,093.7   $    90.5    $ 116.0
  Actual return on plan assets...................      (88.5)    (367.8)      (20.1)     (25.5)
  Company contributions..........................         --        0.2        79.7       61.1
  Participant contributions......................         --         --        13.0        9.4
  Other contributions............................         --        1.9          --         --
  Benefits paid..................................     (185.6)    (178.6)      (92.7)     (70.5)
                                                   --------------------------------------------
  Fair value of plan assets, September 30........  $ 1,275.3   $1,549.4   $    70.4    $  90.5
                                                   --------------------------------------------
FUNDED STATUS
  Funded status, September 30....................  $(1,215.5)  $ (740.4)  $(1,118.5)   $(902.3)
  Unrecognized actuarial loss....................      947.0      493.3       323.2      106.0
  Unamortized prior service cost.................      109.3      126.4         3.1        3.4
  Unrecognized net transition obligation.........         --        0.3       264.1      291.4
  Fourth quarter contributions...................         --         --        23.0       22.6
                                                   --------------------------------------------
  Net amount recognized, December 31.............  $  (159.2)  $ (120.4)  $  (505.1)   $(478.9)
-----------------------------------------------------------------------------------------------

Pursuant to the terms of the 1993 Settlement Agreement between the Company and the United Steelworkers of America ("USWA"), a VEBA Trust was established for the purpose of pre-funding a portion of future retiree health care benefits. Under the terms of the agreement, the Company agreed to contribute a minimum of $10.0 million annually to the

VEBA Trust. Effective August 1, 1999, a new five-year agreement was ratified between the Company and the USWA and the requirement for mandatory contributions to the VEBA Trust was eliminated over the term of the agreement.

Other contributions reflect reimbursements from the Weirton Steel Corporation ("Weirton"), the Company's former Weirton Steel Division, for retired Weirton employees whose pension benefits are paid by the Company but are partially the responsibility of Weirton. An offsetting amount is reflected in benefits paid.

The following table provides the amounts recognized in the consolidated balance sheet as of December 31 of both years:

-------------------------------------------------------------------------------------
                                                                                OTHER
                                                                       POSTRETIREMENT
                                                 PENSION BENEFITS            BENEFITS
                                                -----------------   -----------------
(DOLLARS IN MILLIONS)                              2002      2001      2002      2001
-------------------------------------------------------------------------------------
Prepaid benefit cost..........................  $  64.6   $  54.1   $   N/A   $   N/A
Accrued benefit liability.....................   (223.8)   (174.5)   (505.1)   (478.9)
Additional minimum liability..................   (932.8)   (502.3)      N/A       N/A
Intangible asset..............................    108.8     126.0       N/A       N/A
Accumulated other comprehensive income........    824.0     376.3       N/A       N/A
                                                -------------------------------------
Recognized amount.............................  $(159.2)  $(120.4)  $(505.1)  $(478.9)
-------------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation ("ABO") and fair value of plan assets for pension plans with an ABO in excess of plan assets were $2,489.9 million, $2,366.3 million and $1,274.2 million, respectively, as of September 30, 2002 and $2,289.0 million, $2,170.9 million and $1,548.2 million, respectively, as of September 30, 2001.

The following table provides the components of net periodic benefit cost for the plans for fiscal years 2002, 2001 and 2000.

---------------------------------------------------------------------------------------------
                                                                       OTHER POSTRETIREMENT
                                            PENSION BENEFITS                 BENEFITS
                                       ---------------------------   ------------------------
(DOLLARS IN MILLIONS)                     2002      2001      2000     2002     2001     2000
---------------------------------------------------------------------------------------------
Service cost.........................  $  31.4   $  29.4   $  31.4   $ 14.1   $ 12.7   $ 11.3
Interest cost........................    167.7     165.6     161.8     70.8     63.2     55.3
Expected return on assets............   (177.7)   (189.2)   (186.0)    (8.6)   (11.0)   (10.6)
Prior service cost amortization......     17.1      17.7      18.5      0.3      0.3      0.3
Actuarial (gain)/loss amortization...      0.5      (0.8)      0.4      2.3     (1.5)    (8.0)
Transition amount amortization.......      0.2       8.8       8.8     27.3     27.3     27.3
Settlement (gain)/loss...............     (0.4)       --        --       --       --       --
                                       ------------------------------------------------------
Net periodic benefit cost............  $  38.8   $  31.5   $  34.9   $106.2   $ 91.0   $ 75.6
---------------------------------------------------------------------------------------------

The Company generally uses a September 30 measurement date. The assumptions used in the measuring of the Company's benefit obligations and costs are shown in the following table:

----------------------------------------------------------------------------------
                                                                WEIGHTED-AVERAGE
                                                                  ASSUMPTIONS,
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                              2002    2001    2000
----------------------------------------------------------------------------------
Discount rate...............................................  6.75%   7.50%   8.00%
Expected return on plan assets -- Pension...................  9.75%   9.75%   9.75%
Expected return on plan assets -- Retiree Welfare...........  9.75%   9.75%   9.75%
Rate of compensation increase...............................  4.20%   4.20%   4.19%
----------------------------------------------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 2002 service and interest cost and the accumulated postretirement benefit obligation at September 30, 2002:

------------------------------------------------------------------------------------
                  (DOLLARS IN MILLIONS)                    1% INCREASE   1% DECREASE
------------------------------------------------------------------------------------
Effect on total of service and interest cost components
  of net periodic postretirement health care benefit
  cost...................................................       $  9.1        $ (8.3)
Effect on the health care component of the accumulated
  postretirement benefit obligation......................        109.1         (99.1)
------------------------------------------------------------------------------------

The Company has assumed a 10.0% healthcare cost trend rate at September 30, 2002, reducing 1.0% a year over five years and reaching an ultimate trend rate of 5.0% in 2008.

The Company also sponsors a defined contribution Retirement Savings Plan for non-represented salaried employees and a defined contribution Represented Employee Retirement Savings Plan that covers substantially all employees of the Company employed on a full time basis who are covered by a collective bargaining agreement. Eligible employees of these plans may contribute between 1% and 18% of their annual compensation on a before-tax basis, up to a maximum limit imposed by law. The Retirement Savings Plan for non-represented employees provides for a Company match on the first 5% of an eligible employee's contributions based upon the Company's profitability in the prior year. During 2002, 2001 and 2000, the Company provided a match of 50%, 50% and 57.5%, respectively. Non-represented salaried employees become vested in Company contributions immediately. Contributions by the Company for 2002, 2001 and 2000 were $2.1 million, $2.2 million and $2.7 million, respectively.

The Company terminated the nonqualified ERISA Parity Plan and Supplemental Retirement Program, effective December 31, 2002. While National Steel Corporation uses an early measurement date, recognition of a SFAS 88 gain or loss resulting from a plan termination does not receive delayed measurement. As a result, $0.4 million of SFAS 88-curtailment and settlement gains associated with the plan terminations were recognized during the fourth quarter of fiscal 2002.

During December 2002, the Pension Benefit Guaranty Corporation ("PBGC") informed the Company that it would involuntarily terminate all of its qualified pension plans, other than American Steel, effective December 6, 2002. The PBGC's decision effectively eliminates the accrual of qualified defined benefits for all National Steel Corporation employees, which triggers curtailment accounting under SFAS 88. Since the event is probable, its effects are reasonably estimable, and it produces a loss, a curtailment occurred on December 6, 2002.

Under curtailment, unamortized prior service cost is recognized. As the Company reports pension cost with a delayed measurement date, three months in arrears, we will recognize a SFAS 88-curtailment loss on March 6, 2003 which is estimated to be approximately $106.0 million.

If the courts uphold the PBGC's decision to involuntarily terminate these pension plans, SFAS 88-settlement accounting would also be triggered. Recognition of a SFAS 88 gain or loss resulting from a plan termination is reflected in earnings when incurred with no delayed measurement. While the timing of the courts' decision would impact the exact amount of the FAS 88-settlement gain to be recognized, it is expected to fall between $280.0 and $320.0 million. Under these circumstances, the PBGC will concurrently submit claims against the Company for the unfunded pension benefit obligations assumed. The bankruptcy court is projected to place a value on the PBGC's total claims in the range of $760.0 million to $1.6 billion. This would result in a net settlement loss ranging from $440 million to $1.32 billion. Upon termination of the Plans, the Company expects that the vast majority of claims asserted by the PBGC will be unsecured claims, and will be subject to a plan of reorganization.

NOTE 7.  OTHER LONG-TERM LIABILITIES

Other long-term liabilities at December 31 consisted of the following:

-----------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                          2002     2001
-----------------------------------------------------------------------------
Deferred gain on sale leasebacks............................  $  6.0   $  7.3
Insurance and employee benefits (excluding pensions and
  OPEBs)....................................................    62.9     58.7
Shutdown mines and coal properties..........................    24.8     28.3
Other.......................................................    14.6     16.6
                                                              ---------------
                                                               108.3    110.9
Less amounts subject to compromise..........................   (94.9)      --
                                                              ---------------
Total Other Long-Term Liabilities...........................  $ 13.4   $110.9
-----------------------------------------------------------------------------

NOTE 8.  INCOME TAXES

Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities at December 31 are as follows:

-----------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                          2002     2001
-----------------------------------------------------------------------------
Deferred tax assets
  Accrued liabilities.......................................  $137.0   $112.4
  Employee benefits.........................................   266.2    239.9
  Net operating loss ("NOL") carryforwards..................   347.3    280.2
  Federal tax credits.......................................    20.1     73.3
  Other.....................................................    17.2     17.6
                                                              ---------------
Total deferred tax assets...................................   787.8    723.4
  Valuation allowance.......................................  (479.1)  (441.7)
                                                              ---------------
  Deferred tax assets net of valuation allowance............   308.7    281.7
Deferred tax liabilities
  Book basis of property in excess of tax basis.............  (215.6)  (198.0)
  Excess tax LIFO over book.................................   (36.5)   (30.5)
  Other.....................................................    (8.6)    (5.5)
                                                              ---------------
Total deferred tax liabilities..............................  (260.7)  (234.0)
                                                              ---------------
Net deferred tax assets after valuation allowance...........  $ 48.0   $ 47.7
-----------------------------------------------------------------------------

In 2002 and 2001, the Company determined that it was more likely than not that approximately $124.4 million and $123.5 million, respectively, of future taxable income could be generated from operations or tax planning strategies to justify the net deferred tax assets after the valuation allowance.

Significant components of income taxes (credit) are as follows:

-----------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                        2002     2001     2000
-----------------------------------------------------------------------------------
Current taxes payable (refundable):
  Federal tax............................................  $(58.0)  $   --   $(17.8)
  State and foreign......................................     0.4      0.6      0.7
Deferred tax (credit)....................................    (0.3)   148.2     10.3
                                                           ------------------------
INCOME TAXES (CREDIT)....................................  $(57.9)  $148.8   $ (6.8)
-----------------------------------------------------------------------------------

The reconciliation of income tax computed at the federal statutory tax rates to the recorded income taxes (credit) is as follows:

-----------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                       2002      2001     2000
-----------------------------------------------------------------------------------
Tax at federal statutory rates..........................  $(73.5)  $(178.0)  $(47.3)
State income taxes, net.................................    (8.3)    (12.6)    (6.6)
Change in valuation allowance...........................    37.4     338.6     53.0
Depletion...............................................    (5.8)       --     (3.6)
Other, net..............................................    (7.7)      0.8     (2.3)
                                                          -------------------------
INCOME TAXES (CREDIT)...................................  $(57.9)  $ 148.8   $ (6.8)
-----------------------------------------------------------------------------------

At December 31, 2002, the Company had unused NOL carryforwards of approximately $906.6 million, which expire in 2020 through 2022 and had unused alternative minimum tax credit and other tax credit carryforwards of approximately $20.1 million which may be applied to offset its future regular federal income tax liabilities. These tax credits may be carried forward indefinitely.

On March 9, 2002, President Bush signed the Job Creation and Worker Assistance Act of 2002 (the "Act"). This new Act, among other provisions, provides for an expansion of the carryback of net operating losses ("NOLs") from two years to five years for NOLs arising in 2001 and 2002. The Company was able to carryback the loss recorded during 2001 to the 1996 through 1998 tax years when it paid an alternative minimum tax. As a result of this change in the tax law, the Company received a refund of $53.2 million in 2002. This carryback allowed the Company to recover the entire amount of alternative minimum taxes paid during those prior taxable years.

NOTE 9. NON-OPERATIONAL ACTIVITIES

A number of non-operational activities are reflected in the consolidated statement of operations in each of the three years ended December 31, 2002. A discussion of these items follows.

Other Items

In 2002, we received $6.9 million from the conversion of Prudential Insurance Company from a mutual company owned by its policyholders to a publicly held company, all of which was recognized as a gain.

During 2001, the Company recognized income (loss) from other items consisting of the following items:

--------------------------------------------------------------------
Gain on sale of natural gas derivative contract (see Note
  13).......................................................  $ 26.2
Property tax settlements....................................     3.0
Expense related to Staff Retirement Incentive Program for
  Salaried Non-Represented Employees........................    (1.2)
Write-off of computer system costs..........................   (12.1)
                                                              ------
Other items.................................................  $ 15.9
--------------------------------------------------------------------

During 2001, the Company completed an evaluation of certain of its computer system software that was in the process of installation. As a result of this evaluation and a reduction in the Company's capital spending plan, it was determined that certain aspects of projects in process will not be completed or will be delayed indefinitely. This evaluation resulted in a write-off of previously capitalized computer software installation costs of $12.1 million.

During the second quarter of 2001, the Company recorded a credit of $3.0 million for the settlement of property tax issues at the Company's Midwest and Great Lakes operations relating to prior tax years.

Additionally, the Company offered a Staff Retirement Incentive Program for certain salaried nonrepresented employees. The voluntary program, available between March 1, 2001 and May 1, 2001, was offered to support the Company's efforts to reduce the salaried workforce. The expense results from the additional pension, other postretirement employee benefits and severance liabilities incurred as a result of the employees who accepted the program.

Net Gain on the Disposal of Non-Core Assets and Other Related Activities

In 2002, 2001 and 2000, the Company disposed, or made provisions for disposing of, certain non-core assets. The effects of these transactions and other activities relating to non-core assets are presented as a separate component in the consolidated statements of operations. During 2002, we sold undeveloped land located in Corpus Christi, Texas. The net gain that we recognized in 2002 was $3.3 million. The $3.0 million net gain on disposal of non-core assets in 2001 resulted from the sale of property and certain assets related to an idled pickling operation, the sale of property and certain assets, including trademarks, related to the Granite City Division building products line, and a final payment related to the sale of our equity interest in Presque Isle Corporation ("Presque Isle") in 2000. The $15.1 million net gain on disposal of non-core assets in 2000 resulted from the sale of our 30% equity interest in the Presque Isle Corporation, a limestone quarry.

Extraordinary Item

During 2001, the Company closed on a new $465 million Credit Agreement secured by both accounts receivable and inventory which was scheduled to expire in September 2004. This Credit Agreement replaced the old $200 million Receivables Purchase Agreement with an expiration date of September 2002 and the $200 million revolving credit facility secured by the Company's inventories (the "Inventory Facility") with an expiration date of November 2004. As a result, the Company recorded an extraordinary charge of $2.0 million with respect to the write-off of unamortized debt issuance costs in connection with the extinguishment of debt.

Change in Accounting Principle

Effective January 1, 2001, the Company changed its method of accounting for investment gains and losses on pension assets for the calculation of net periodic pension cost. Previously, the Company's actuary used a method that recognized all realized gains and losses immediately and deferred and amortized all unrealized gains and losses over five years. The Company has decided to change its actuarial method to treat realized and unrealized gains and losses in the same manner. Under the new accounting method, the market value of plan assets will reflect gains and losses at the actuarial expected rate of return. In addition, the difference between actual gains and losses and the amount recognized based on the expected rate of return will be amortized in the market value of plan assets over three years. In management's opinion, this method of accounting, which is consistent with the practices of many other companies with significant pension assets, will result in improved reporting because the new method more closely reflects the fair value of its pension assets.

The cumulative effect of this change was a credit of $17.2 million recognized in income as of January 1, 2001. There was no income tax expense on the cumulative effect of the change in accounting method. Pension cost and the net loss for the year ended December 31, 2001 was $6.7 million or $0.16 per share less as a result of the change in accounting. The pro forma effect of this change as if it had been made retroactively for the year ended December 31, 2000 would have been to increase pension cost by $1.9 million and decrease net income by $1.8 million or $0.04 per share.

NOTE 10. RELATED PARTY TRANSACTIONS

Summarized below are transactions between the Company and NKK (the Company's principal stockholder) and other affiliates.

NKK Transactions

During 1998, the Company entered into a Turnkey Engineering and Construction Contract with NKK Steel Engineering, Inc. ("NKK SE"), a subsidiary of NKK, to design, engineer, construct and install a continuous galvanizing facility at Great Lakes. The purchase price payable by the Company to NKK SE for the facility is approximately $150 million. During 2002, 2001, 2000, 1999 and 1998, $0.2, $4.0, $32.2, $98.4, and $15.2 million, respectively, was paid to NKK SE relating to the above mentioned contract. In March of 2002, the Company received $5.5 million from NKK SE in settlement of the Company's claims for liquidated damages for late startup and other performance issues. All claims between the parties pursuant to the Construction Contract have now been resolved and all letters of credit previously held by the Company as security for NKK SE's performance have been returned to NKK SE.

During 2002, the Company did not purchase any finished-coated steel produced by NKK. During 2001, the Company purchased from a trading company in arms' length transactions at competitively bid prices, approximately $0.1 million, of finished-coated steel produced by NKK.

Effective as of February 16, 2000, the Company entered into a Steel Slab Products Supply Agreement with NKK, the initial term of which extended through December 31, 2000 and continues on a year-to-year basis thereafter until terminated by either party on six months notice. Pursuant to the terms of this Agreement, the Company will purchase steel slabs produced by NKK at a price determined in accordance with a formula set forth in the Agreement that approximates current market price. The quantity of slabs to be purchased is negotiated on a quarterly basis. The Company purchased $1.9 million and $28.9 million of slabs under this agreement during 2002 and 2001. The Company currently has no commitments to purchase slabs produced by NKK during 2003.

Effective May 1, 1995, the Company entered into an Agreement for the Transfer of Employees with NKK, the term of which has been extended through June 30, 2003. Pursuant to the terms of this Transfer Agreement, technical and business advice is provided through NKK employees who are transferred to the employ of the Company. The Company is obligated to reimburse NKK for the costs and expenses incurred by NKK in connection with the transfer of these employees, subject to an agreed-upon cap. The cap was $7.0 million during each of 2001 and 2000 and was $6.0 million in 2002. The cap for 2003 will be $1.5 million. The Company incurred expenditures of approximately $4.5 million, $5.0 million and $6.7 million under this agreement during 2002, 2001 and 2000, respectively. In addition, the Company utilized various other engineering services provided by NKK and incurred expenditures of approximately $0.3 million, $1.7 million and $0.2 million for these services during 2002, 2001 and 2000, respectively.

During March 2001, the Company entered into a Subordinated Credit Agreement with NUF LLC ("NUF"), a wholly owned subsidiary of NKK, pursuant to which NUF agreed to provide a $100 million revolving credit facility to the Company. This loan is secured by a junior lien on the Company's inventory and certain unsold receivables and had a scheduled termination date of February 25, 2002. (See Note 5 to the Consolidated Financial Statements.)

On May 25, 2000, the Company entered into a Cooperation Agreement on Research and Development and Technical Assistance with NKK Corporation with an initial term of five years. The Cooperation Agreement allows for either party to make available to the other party technical assistance and consulting services relating to research and development on existing and future steel products and relevant technology. No amounts were paid or received pursuant to the Cooperation Agreement during 2002, 2001 and 2000.

On August 13, 2002, the Company sold its 10% ownership interest in DNN Galvanizing Limited Partnership to an affiliate of NKK, National's majority shareholder, and the Company received proceeds of $3.8 million.

All of the transactions between the Company and NKK and its affiliates which are described above were unanimously approved by all directors of the Company who were not then, and never have been, employees of NKK.

In 2002 and 2001 no dividends were paid. In 2000, cash dividends of $0.21 per share, or approximately $4.6 million, were paid on 22,100,000 shares of Class A Common Stock owned by NKK. (See Note 3 to the Consolidated Financial Statements.)

Affiliate Transactions

The Company is contractually required to purchase its proportionate share of raw material production or services from certain affiliated companies. Such purchases of raw materials and services aggregated $30.0 million in 2002, $36.0 million in 2001 and $37.6 million in 2000. Additional expenses were incurred in connection with the operation of a joint venture agreement. (See Note 12 to the Consolidated Financial Statements.) Accounts payable at December 31, 2002 and 2001 included amounts with affiliated companies accounted for by the equity method of $1.7 million and $1.3 million, respectively.

The Company sold various prime and non-prime steel products and services to affiliated companies at prices that approximate market price. Sales totaled approximately $27.8 million in 2002, $36.7 million in 2001 and $65.3 million in 2000. Accounts receivable at December 31, 2002 and 2001 included amounts with affiliated companies of $9.2 million and $13.2 million, respectively.

Tinplate Partners International, Inc. ("TPI") filed for bankruptcy in 2002 and subsequently sold all of its assets. The Company holds a 42% equity interest in Tin Plate Holdings, Inc. which owns all of the outstanding stock of TPI. The Company's equity investment in Tin Plate Holdings, Inc. was valued at zero in 2001.

On February 28, 2003, the Company entered into an agreement to sell its equity interest in National Robinson, L.L.C. to Robinson Steel Co., Inc. for approximately $3.5 million of cash, which results in a gain of $0.9 million.

NOTE 11. ENVIRONMENTAL LIABILITIES

The Company's operations are subject to numerous laws and regulations relating to the protection of human health and the environment. Because these environmental laws and regulations are quite stringent and are generally becoming more stringent, the Company has expended, and can be expected to expend in the future, substantial amounts for compliance with these laws and regulations. Due to the possibility of future changes in circumstances or regulatory requirements, the amount and timing of future environmental expenditures could vary substantially from those currently anticipated.

It is the Company's policy to expense or capitalize, as appropriate, environmental expenditures that relate to current operating sites. Environmental expenditures that relate to past operations and which do not contribute to future or current revenue generation are expensed. With respect to costs for environmental assessments or remediation activities, or penalties or fines that may be imposed for noncompliance with such laws and regulations, such costs are accrued when it is probable that liability for such costs will be incurred and the amount of such costs can be reasonably estimated. The Company has accrued an aggregate liability for such costs of $6.5 million and $6.6 million as of December 31, 2002 and 2001, respectively.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state statutes generally impose joint and several liability on present and former owners and operators, transporters and generators for remediation of contaminated properties regardless of fault. The Company and certain of its subsidiaries are involved as a potentially responsible party ("PRP") in a number of CERCLA and other environmental cleanup proceedings. At some of these sites, the Company does not have sufficient information regarding the nature and extent of the contamination, the wastes contributed by other PRPs, or the required remediation activity to estimate its potential liability. With respect to those sites for which the Company has sufficient information to estimate its potential liability, the Company has accrued an aggregate liability of $6.9 million and $9.0 million as of December 31, 2002 and 2001, respectively.

The Company has also recorded reclamation and other costs to restore its shutdown coal locations to their original and natural state, as required by various federal and state mining statutes. The Company has recorded an aggregate liability of $0.8 and $2.0 million, respectively at December 31, 2002 and 2001, relating to these properties.

Since the Company has been conducting steel manufacturing and related operations at numerous locations for over seventy years, the Company potentially may be required to remediate or reclaim any contamination that may be present at these sites. The Company does not have sufficient information to estimate its potential liability in connection with any potential future remediation at such sites. Accordingly, the Company has not accrued for such potential liabilities.

As these matters progress or the Company becomes aware of additional matters, the Company may be required to accrue charges in excess of those previously accrued. Although the outcome of any of the matters described, to the extent they exceed any applicable accruals or insurance coverages, could have a material adverse effect on the Company's results of operations and liquidity for the applicable period, the Company has no reason to believe that such outcomes, whether considered individually or in the aggregate, will have a material adverse effect on the Company's financial condition.

NOTE 12. OTHER COMMITMENTS AND CONTINGENCIES

In conjunction with the sale of our interest in DNN, the Company entered into a Line Access Agreement for use of the galvanizing line. The agreement makes available to the Company on a declining basis line-time for coating of the Company's products through December 31, 2003. The Company is required to commit to actual line-time usage 67 days prior to the start of a month. The company is then committed to utilize and pay a tolling fee in connection with this "committed line time".

The Company has a 50% interest in a joint venture with Bethlehem Steel Corporation ("Bethlehem"), which commenced production in May 1994. The joint venture, Double G Coatings Company, L.P. ("Double G"), constructed a 300,000 ton per year coating facility near Jackson, Mississippi which produces galvanized and Galvalume steel sheet for the construction market. The Company is committed to utilize and pay a tolling fee in connection with 50% of the available line-time at the facility through May 10, 2004. Double G provided a first mortgage on its property, plant and equipment and the Company has separately guaranteed $6.1 million of Double G's debt as of December 31, 2002.

The Company has entered into certain commitments with suppliers which are of a customary nature within the steel industry. Commitments have been entered into relating to future expected requirements for such commodities as coal, coke, iron ore pellets, natural and industrial gas, electricity and certain transportation and other services. Commitments have also been made relating to the supply of pulverized coal and coke briquettes. Certain commitments contain provisions which require that the Company "take or pay" for specified quantities without regard to actual usage for periods of up to 10 years. In 2003 and 2004 the Company has commitments with "take or pay" or other similar commitment provisions for approximately $83.8 million and $83.1 million, respectively. Under the Bankruptcy Code, we may assume or reject executory contracts. In 2002, the Company rejected some of these "take or pay" commitments. In 2002, we purchased $132.5 million under the remaining contracts. The Company fully utilized all such "take or pay" requirements in 2001 and 2000 and purchased $281.4 million and $405.9 million, respectively, under these contracts. The Company believes that production requirements will be such that consumption of the products or services purchased under these commitments will occur in the normal production process. The Company also believes that prices in the contracts are such that the products or services will approximate the market price over the lives of the contracts. Under the Bankruptcy Code, we may assume or reject executory contracts. Therefore the amounts actually paid under these commitments could differ from these amounts.

The Company is jointly liable with LTV Steel Company, Inc. ("LTV") for environmental clean-up and certain retiree benefit costs related to the closed Donner Hanna Coke plant. On December 31, 2000, LTV filed for Chapter 11 protection under U.S. bankruptcy laws. During the fourth quarter of 2001, LTV announced their intentions to initiate an orderly liquidation in accordance with bankruptcy laws. As a result, the Company recorded 100% of the obligation for the retiree benefit costs and recorded a charge of $3.6 million in 2001.

The Company has a 50% interest in Double G with Bethlehem and a 13% interest in a joint venture family health care facility with Bethlehem and another steel company. On March 13,

2003, Bethlehem Steel Corporation announced that it had signed an asset purchase agreement to sell substantially all of its assets including its interest in joint ventures. We are uncertain what effect, if any, this will have on our future earnings and financial position.

Letters of Credit

The Company utilizes third-party standby letters of credit to provide financial assurance for certain insurance activities, employee benefit payments and other activities in the normal course of business. These letters of credit are irrevocable and generally have one-year renewable terms. Outstanding standby letters of credit as of December 31, 2002 and 2001 were $38.9 million and $24.7 million, respectively. The contract amounts of these letters of credit approximate their fair value.

NOTE 13. DERIVATIVE INSTRUMENTS

In order to reduce the uncertainty of price movements with respect to the purchase of zinc, the Company has entered into financial derivative instruments in the form of swap contracts with global financial institutions. These contracts, which typically mature within one year, have been designated as cash flow hedges. Therefore, these contracts are recorded at their fair value on the balance sheet and any changes in their fair value, to the extent they have been effective as hedges, will be reclassified into earnings in the period during which the hedged forecasted transaction affects earnings. The fair value of commodity purchase swap contracts are calculated using pricing models used widely in financial markets. Additionally, the Company had one forward contract for the purchase of natural gas that upon adoption of SFAS 133 was classified as a derivative instrument. This contract was sold in January 2001 for $26.2 million. Upon the sale of the contract, the resulting gain was recognized as an unusual item in the income statement.

The estimated fair value of derivative financial instruments used to hedge the Company's risks will fluctuate over time. At December 31, 2002, the Company had no outstanding derivative instruments. At December 31, 2001, the Company had recorded a liability of $2.3 million with an offset to accumulated other comprehensive income.

NOTE 14. LONG-TERM INCENTIVE PLAN

The Long-Term Incentive Plan, established in 1993, has authorized the granting of options for up to 3,400,000 shares of Class B Common Stock to certain executive officers and other key employees of the Company. The Non-Employee Directors Stock Option Plan, also established in 1993, has authorized the grant of options for up to 100,000 shares of Class B Common Stock to certain non-employee directors. No stock based employee compensation cost is reflected in net income as the exercise price of the options equals the fair market value of the Common Stock on the date of the grant. All options granted have ten year terms. Options generally vest and become fully exercisable ratably over three years of continued employment. However, in the event that termination of employment is by reason of retirement, permanent disability or death, the option must be exercised in whole or in part within 24 months of such occurrences. There were 2,031,795 and 1,757,837 options available for granting under the stock option plans as of December 31, 2002 and 2001, respectively. There were no options granted in 2002.

A reconciliation of the Company's stock option activity and related information follows:

------------------------------------------------------------------------------------
                                                      NUMBER OF       EXERCISE PRICE
                                                       OPTIONS    (WEIGHTED AVERAGE)
------------------------------------------------------------------------------------
Balance outstanding at January 1, 2000..............  1,069,993   $            11.15
Granted.............................................   501,500                  6.72
Forfeited...........................................  (319,581)                12.65
                                                      ------------------------------
Balance outstanding at December 31, 2000............  1,251,912                 8.99
Granted.............................................   775,000                  2.05
Forfeited...........................................  (326,889)                 7.35
                                                      ------------------------------
Balance outstanding at December 31, 2001............  1,700,023                 6.14
Granted.............................................        --                    --
Forfeited...........................................  (273,958)                 5.79
                                                      ------------------------------
Balance outstanding at December 31, 2002............  1,426,065   $             6.21
------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 2002:

--------------------------------------------------------------------------------------
                                         WEIGHTED
                            NUMBER       AVERAGE     WEIGHTED     NUMBER      WEIGHTED
                          OUTSTANDING   REMAINING    AVERAGE    EXERCISABLE   AVERAGE
        RANGE OF              AT           LIFE      EXERCISE       AT        EXERCISE
    EXERCISE PRICES        12/31/02     (IN YEARS)    PRICE      12/31/02      PRICE
--------------------------------------------------------------------------------------
$1 1/10 to $4...........      606,126         7.6       $2.07       210,648      $2.09
$4 to $8................      372,889         6.1        7.04       265,213       7.05
$8 to $12...............      277,416         3.9        8.75       277,416       8.75
$12 to $19..............      169,634         2.8       14.99       169,634      14.99
                          -----------                           -----------
Total...................    1,426,065         5.9       $6.21       922,911      $7.89
--------------------------------------------------------------------------------------

There were 674,130 exercisable stock options with a weighted average exercise price of $9.91 as of December 31, 2001.

NOTE 15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Following are the unaudited quarterly results of operations for the years 2002 and 2001.

------------------------------------------------------------------------------------------------
                                                                      2002
                                                 -----------------------------------------------
                                                               THREE MONTHS ENDED
                                                 -----------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)  MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
------------------------------------------------------------------------------------------------
Net sales....................................      $604.0    $658.1         $694.2        $653.1
Gross margin.................................       (48.2)      5.3           34.4         (19.0)
Other items..................................          --        --             --          (6.9)
Reorganization items.........................         7.2       6.4            4.5          32.5
Net income (loss)............................       (53.2)    (34.0)           3.5         (65.0)
BASIC AND DILUTED EARNINGS PER SHARE:
Net income (loss)............................      $(1.29)   $(0.82)         $0.08        $(1.57)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                                      2001
                                                 -----------------------------------------------
                                                               THREE MONTHS ENDED
                                                 -----------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)  MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
------------------------------------------------------------------------------------------------
Net sales....................................      $589.4    $673.2         $637.0        $592.7
Gross margin.................................       (76.7)    (51.1)         (75.5)       (121.0)
Other items..................................       (26.0)     (2.0)          10.9           1.2
Extraordinary item...........................          --        --           (2.0)           --
Cumulative effect of change in accounting
  principal..................................        17.2        --             --            --
Net loss.....................................      (108.7)   (110.3)        (152.8)       (280.3)
BASIC AND DILUTED EARNINGS PER SHARE:
Net loss.....................................      $(2.63)   $(2.67)        $(3.70)       $(6.79)
------------------------------------------------------------------------------------------------

PROSPECTUS

[BLACK US STEEL LOGO]

UNITED STATES STEEL CORPORATION

DEBT SECURITIES                             PREFERRED STOCK AND DEPOSITARY SHARES
COMMON STOCK                                WARRANTS
STOCK PURCHASE UNITS                        STOCK PURCHASE CONTRACTS

We may issue and offer any of the following from time to time:

 --  Debt securities.

 --  Shares of or interests in preferred stock.

 --  Shares of common stock.

 --  Warrants to buy any of the foregoing.

 --  Stock Purchase Contracts.

 --  Stock Purchase Units.

or any combination of these securities.

The maximum total public offering price of all the securities offered will not exceed $797,887,500.

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

CONSIDER THE RISK FACTORS BEGINNING ON PAGE 2 OF THIS PROSPECTUS AND ANY IN THE PROSPECTUS SUPPLEMENT CAREFULLY.

We produce, transport and sell steel mill products, coke, taconite pellets (iron ore) and coal in the United States and, through our subsidiary U. S. Steel Kosice, produce and sell steel mill products in Central Europe.

We may sell these securities through underwriters, agents or directly to other purchasers.

COMMON STOCK SYMBOL: X

Our common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please refer to the prospectus supplement for more complete information. Neither this prospectus nor any prospectus supplement is an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this Prospectus is October 22, 2002.

                               TABLE OF CONTENTS

Where you can find more information....   ii
Our company............................    1
Risk factors...........................    2
Summary consolidated financial
  information..........................   16
Ratio of earnings to fixed charges.....   19
Use of proceeds........................   19
Description of the debt securities.....   19
Description of capital stock...........   30
Description of depositary shares.......   37
Description of warrants................   40
Description of convertible or
  exchangeable securities..............   41
Description of stock purchase contracts
  and stock purchase units.............   41
Plan of distribution...................   41
Validity of securities.................   43
Experts................................   44

   You should rely only on the information contained in this prospectus, the prospectus supplement or in documents we have referred you to. We have not authorized anyone to provide you with information that is different.

                      WHERE YOU CAN FIND MORE INFORMATION

USS files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov. Many of our SEC filings are also accessible on our website at http://www.ussteel.com.

The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We incorporate by reference the following documents and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all the offered securities are sold:

(a) USS' Annual Report on Form 10-K for the year ended December 31, 2001;

(b) USS' Proxy Statement on Form 14A dated March 11, 2002;

(c) USS' Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2002, and

(d) USS' Current Reports on Form 8-K dated February 8, March 1, May 14, May 17, June 4, June 28, October 16, and October 21, 2002.

We also incorporate by reference the consolidated/combined financial statements and supplemental schedule included in Item 8 of the Annual Report on Form 10-K of Republic Technologies International Holdings, LLC ("Republic") for the year ended December 31, 2001, the unaudited consolidated financial statements included in Part I, Item I of the Quarterly Report on Form 10-Q of Republic for the three month period ended March 31, 2002 and Republic's Current Report on Form 8-K dated August 19, 2002.

Any statement contained in a document incorporated by reference to this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed to constitute a part of this prospectus except as so modified or superseded.

We will provide, upon written or oral request, to each person to whom a prospectus is delivered, including any beneficial owner, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings at no cost.

Requests for documents should be directed to:

                        UNITED STATES STEEL CORPORATION
                              Shareholder Services
                           600 Grant Street, Room 611
                      Pittsburgh, Pennsylvania 15219-2800
                                 (412) 433-4801
                           (866) 433-4801 (toll free)
                              (412) 433-4818 (fax)

                                  OUR COMPANY

We are the largest integrated steel producer in North America. Integrated steel producers make steel from iron ore, unlike mini-mills that mostly melt scrap to make steel products. We have a broad product mix with particular focus on value-added products and serve customers in the automotive, appliance, distribution and service center, container, industrial machinery, construction and oil and petrochemical markets. We currently have annual steel-making capability of 17.8 million tons through our four integrated steel mills. In addition, we have a diversified mix of assets that provide us with a varied stream of revenues.

We operate three integrated steel mills and six finishing facilities in North America and produce, transport and sell a variety of sheet, tin, plate and tubular products, as well as coke, iron ore and coal. We participate in several joint ventures engaged in steel processing and finishing. We also participate in the real estate, resource management, and engineering and consulting services businesses. We have a significant market presence in each of our major product areas and have long-term relationships with many of our major customers. We have annual steel-making capability in the U.S. of 12.8 million tons through Gary Works in Indiana, Mon Valley Works in Pennsylvania, and Fairfield Works in Alabama. We operate finishing facilities in those three states and Ohio. We are the largest domestic producer of seamless oil country tubular goods and one of the two largest producers of tin mill products in North America. We produce most of the iron ore and coke and a portion of the coal we use as raw materials in our steel-making process.

In November 2000, we acquired U. S. Steel Kosice, s.r.o. ("USSK"), headquartered in Kosice in the Slovak Republic, the largest flat-rolled producer in Central Europe. USSK has annual steel-making capability of 5.0 million tons and produces and sells sheet, tin, tubular and specialty products, as well as coke. The acquisition of USSK has enabled us to establish a low-cost manufacturing base in Europe and better positioned us to serve our global customers.

Before December 31, 2001 our businesses were owned by USX Corporation. USX had two outstanding classes of common stock: USX-Marathon Group common stock, that was intended to reflect the performance of USX's energy business, and USX-U. S. Steel Group common stock ("Steel Stock"), that was intended to reflect the performance of USX's steel business. On December 31, 2001, in a series of transactions that we call the Separation, each share of USX-U. S. Steel Group common stock was converted into the right to receive one share of our stock and USX changed its name to Marathon Oil Corporation ("Marathon"). As a consequence of the Separation, we became a separate publicly owned corporation.

The net assets of United States Steel Corporation after Separation were approximately the same as the net assets attributed to Steel Stock at the time of the Separation, except for a $900 million value transfer (the "Value Transfer") in the form of additional net debt and other obligations retained by Marathon.

In connection with the Separation, we entered into a series of agreements with Marathon governing our relationship after the Separation and providing the allocation of tax and certain other liabilities and obligations arising from periods prior to the Separation. These agreements included a financial matters agreement under which we assumed obligations relating to industrial development bonds, leases and guarantee obligations and a tax sharing agreement that deals with tax matters and sharing of taxes arising prior to Separation.

United States Steel Corporation is a Delaware corporation. Our principal offices are at 600 Grant Street, Pittsburgh PA 15219-2800 and our telephone number is
(412) 433-1121. References in this prospectus to the "Company," "United States Steel," "USS," "we," "us" and "our" are to United States Steel Corporation and its subsidiaries.

                                  RISK FACTORS

You should carefully consider the following risk factors and the other information contained elsewhere or incorporated by reference in this prospectus and the prospectus supplement before making an investment decision.

RISKS RELATED TO OUR BUSINESS

OVERCAPACITY IN THE STEEL INDUSTRY MAY NEGATIVELY AFFECT OUR PRODUCTION LEVELS AND SHIPMENTS.

There is an excess of global steel-making capacity over global consumption of steel products. This has caused shipment and production levels for our domestic operations to vary from year to year and quarter to quarter, affecting our results of operations and cash flows. Over the past five years, our domestic steel shipments have varied from a high of 11.6 million net tons in 1997 to a low of 9.8 million net tons in 2001. Production levels as a percentage of capacity have ranged from a high of 96.5% in 1997 to a low of 78.9% in 2001. Many factors influence these results, including demand in the domestic market, international currency conversion rates and domestic and international government actions.

OUR BUSINESS IS CYCLICAL. FUTURE ECONOMIC DOWNTURNS, A STAGNANT ECONOMY OR CURRENCY FLUCTUATIONS MAY ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Demand for most of our products is cyclical in nature and sensitive to general economic conditions. Our business supports cyclical industries such as the automotive, appliance, construction and energy industries. As a result, future downturns in the U.S. or European economy or any of these industries could adversely affect our results of operations and cash flows.

Because we and other integrated steel producers generally have high fixed costs, reduced volumes result in operating inefficiencies, such as those experienced in 2001. Over the past five years, our net income has varied from a high of $452 million in 1997 to a loss of $218 million in 2001 as our domestic steel shipments have varied from a high of 11.6 million net tons in 1997 to a low of
9.8 million net tons in 2001. Future economic downturns, a stagnant economy or currency fluctuations may adversely affect our business, results of operations and financial condition.

WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS AND OTHER OBLIGATIONS, WHICH COULD LIMIT OUR OPERATING FLEXIBILITY AND OTHERWISE ADVERSELY AFFECT OUR FINANCIAL CONDITION.

As of June 30, 2002, we were liable for indebtedness of approximately $1.4 billion. This does not include obligations of Marathon for which we are contingently liable and that are not recorded on our balance sheet. As of June 30, 2002, such obligations of Marathon were $334 million. Marathon paid a portion of this debt in July 2002 leaving USS contingently liable for debt and other obligations of Marathon in the amount of $175 million as of July 31, 2002. We may incur other obligations for working capital, refinancing of a portion of the $1.4 billion referred to above or for other purposes. This substantial amount of indebtedness and related covenants could limit our operating flexibility and could otherwise adversely affect our financial condition.

Our high degree of leverage could have important consequences to you, including the following:

 -- our ability to satisfy our obligations with respect to any other debt securities or preferred stock may be impaired in the future;

 -- it may become difficult for us to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or general corporate or other purposes in the future;

 -- a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

 -- some of our borrowings are and are expected to be at variable rates of interest (including borrowings under our inventory credit facility), which will expose us to the risk of increased interest rates;

 -- the sale prices, costs of selling receivables and amounts available under our accounts receivable program fluctuate due to factors that include the amount of eligible receivables available, the costs of the commercial paper funding and our long-term debt ratings; and

 -- our substantial leverage may limit our flexibility to adjust to changing economic or market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

OUR BUSINESS REQUIRES SUBSTANTIAL DEBT SERVICE, CAPITAL INVESTMENT, OPERATING LEASE, CAPITAL COMMITMENTS AND MAINTENANCE EXPENDITURES THAT WE MAY BE UNABLE TO FULFILL.

With approximately $1.4 billion of debt outstanding as of June 30, 2002, we have substantial debt service requirements. Based on this outstanding debt, our combined principal and interest payments will average approximately $150 million annually over the next five years. At June 30, 2002, USS had approximately $94 million of variable rate debt outstanding, therefore, a 1% annualized increase in interest rates would increase annual debt service requirements by approximately $900,000. We made a payment of $37.5 million to VSZ in July 2002 and are required to make another $37.5 million payment in July of 2003 in connection with our acquisition of USSK. Our operations are capital intensive. For the five-year period ended December 31, 2001, total capital expenditures were $1.4 billion, and through June 30, 2002, capital expenditures totaled $104 million. As of December 31, 2001, we were obligated to make aggregate lease payments of $325 million under operating leases over the next five years. Our business also requires substantial expenditures for routine maintenance.

Some of our operating lease agreements include contingent rental charges that are not determinable to any degree of certainty. These charges are primarily based on utilization of the power generation facility at our Gary Works location and operating expenses incurred related to our headquarters' office space.

USSK has a commitment to the Slovak government for a capital improvements program over a period commencing with the acquisition date and ending on December 31, 2010, and, as of June 30, 2002, the remaining commitment under this program was $600 million. At June 30, 2002, our domestic contract commitments to acquire property, plant and equipment totaled $18 million.

As of June 30, 2002 we had contingent obligations consisting of indemnity obligations under active surety bonds totaling approximately $134 million, guarantees of approximately $31 million of indebtedness for unconsolidated entities and commitments under take or pay arrangements of approximately $764 million. As the general partner of the Clairton 1314B Partnership, L.P., we are obligated to fund cash shortfalls incurred by that partnership but may withdraw as the general partner if we are required to fund in excess of $150 million in operating cash shortfalls. As of June 30, 2002, we were also contingently liable for $334 million of debt and other obligations of Marathon. In July 2002, Marathon paid a portion of this debt leaving USS contingently liable for $175 million of debt and other obligations as of July 31, 2002.

Our business may not generate sufficient operating cash flow or external financing sources may not be available in an amount sufficient to enable us to service or refinance our indebtedness or to fund other liquidity needs.

WE HAVE INCURRED OPERATING AND CASH LOSSES AND WILL HAVE FEWER SOURCES OF CASH, INCLUDING CASH FROM MARATHON TAX SETTLEMENTS.

For the six months ended June 30, 2002, we had a loss from operations of $14 million and net cash used in operating activities was $107 million.

For the year ended December 31, 2001, we had a loss from operations of $405 million and net cash used in operating activities was $150 million excluding the income tax settlements received from Marathon.

Prior to the Separation, we funded our negative operating cash flow through an increase in USX debt attributable to the U. S. Steel Group. Before the Separation, the USX tax allocation policy required the U. S. Steel Group and the Marathon Group to pay the other for tax benefits resulting from tax attributes that could not be utilized by the group to which those tax attributes were attributable on a stand-alone basis but which could be used on a consolidated, combined or unitary basis. The net amount of cash settlements made by Marathon to USS for prior years, subject to adjustment, was $819 million, $91 million and $(2) million in 2001, 2000 and 1999, respectively. These payments allowed USS to realize the cash value of its tax benefits on a current basis. Now if USS generates losses or other tax attributes we can generally realize the cash value from them only if and when we generate enough taxable income in future years to use those tax losses or other tax attributes on a stand-alone basis. This delay in realizing tax benefits may adversely affect our cash flow.

Because we are no longer owned by USX, we are not able to rely on USX for financial support or benefit from a relationship with USX to obtain credit. Our lower credit ratings have resulted in higher borrowing costs and make obtaining necessary capital more difficult.

THE TIGHT SURETY BOND MARKET MAY ADVERSELY IMPACT OUR LIQUIDITY.

We use surety bonds to provide financial assurance for certain transactions and business activities. The total amount of active surety bonds currently being used for financial assurance purposes is approximately $134 million, $70 million of which is expected to be terminated in the third quarter of 2002. Recent events have caused major changes in the surety bond market including significant increases in surety bond premiums and reduced market capacity. These factors, together with our non-investment grade credit rating, have caused us to replace some surety bonds with other forms of financial assurance. The use of other forms of financial assurance and collateral have a negative impact on liquidity. During the first six months of

2002, USS used $54 million of liquidity sources to provide financial assurance and expects to use an additional amount of approximately $6 million during the second half of 2002 and approximately $70 million in 2003.

IMPORTS OF STEEL MAY DEPRESS DOMESTIC PRICE LEVELS AND HAVE AN ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND CASH FLOWS.

Steel imports to the United States accounted for an estimated 24% of the domestic steel market in the first six months of 2002 and for the year 2001, and 27% for the year 2000. We believe that steel imports into the United States involve widespread dumping and subsidy abuses, and that the remedies provided by United States law to private litigants are insufficient to correct the root causes of these problems. Imports of steel involving dumping and subsidy abuses depress domestic price levels, and have an adverse effect upon our revenue, income and cash flows. Over the past five years, the average transaction prices for our domestic steel products have decreased from a high of $479 per net ton in 1997 to a low of $427 per net ton in 2001.

The trade remedies announced by President Bush, under Section 201 of the Trade Act of 1974, on March 5, 2002 became effective for imports entering the U.S. on and after March 20, 2002 and are intended to provide protection against imports from certain countries, but there are products and countries not covered and imports of these exempt products or of products from these countries may still have an adverse effect upon our revenues and income. Since March 5, 2002 the Department of Commerce and the Office of the United States Trade Representative have announced the exclusion of 727 products from the trade remedies. When announcing the seventh set of exclusions on August 22, 2002 they also announced that no further exclusions will be granted this year and that beginning in November, 2002 there will be another opportunity for parties to submit exclusion requests for consideration by March 2003. The exclusions granted impact a number of products we produce and have weakened the protection initially provided by this relief. Various countries have challenged President Bush's action with the World Trade Organization and taken other actions responding to the Section 201 remedies.

On September 28, 2001, United States Steel Corporation and other domestic producers filed anti-dumping and counterveiling duty petitions against cold rolled carbon steel flat products from 20 countries. The U.S. Department of Commerce ("Commerce") found preliminary margins against all the countries and, to date, has made final determinations with respect to five of the countries. On August 27, 2002, the U.S. International Trade Commission ("ITC") made negative injury findings with respect to the five countries. This terminates the proceedings with respect to those five countries without granting relief to the domestic industry. The ITC will vote regarding the remaining countries after Commerce makes its final determinations in those investigations.

Although we believe the relief provided to the domestic industry is inadequate, it is possible even that level of relief will not be continued.

On December 20, 2001, the European Commission commenced an anti-dumping investigation concerning the import of hot-rolled coils and hot-rolled pickled and oiled coils from Slovakia and five other countries. In mid-February, USSK submitted a response to the anti-dumping questionnaire and an injury submission. By law the investigation should be concluded within one year from the date of initiation, but provisional measures have already been imposed.

On March 21, 2002, the Canadian International Trade Tribunal ("CITT") initiated a safeguard inquiry to determine whether imports of certain steel goods from countries, including the U.S., had injured the Canadian steel industry. On July 5, 2002, the CITT announced its determination that the Canadian steel industry had been injured by reason of imports of certain products including the following which are made by USS: cut-to-length plate, cold-rolled steel sheet and standard pipe up to 16" o.d. On August 20, 2002, the CITT announced that it was recommending as a remedy a three-year quota, with tariffs imposed on tonnages exceeding the quota. This resulted in quota levels for the U.S. which are lower than 2001 shipments. For shipments exceeding the quota levels, tariffs will be imposed ranging from 15-25% in the first year, 11-18% in the second year and 7-12% in the third year. The CITT's remedy recommendations will be forwarded to the Ministry of Finance and the final remedy decision will be made by the Prime Minister.

MANY OF OUR INTERNATIONAL COMPETITORS ARE LARGER AND HAVE HIGHER CREDIT RATINGS.

Based on International Iron and Steel Institute statistics, we rank as the largest domestic integrated steel producer but, in 2001, were only the eleventh largest steel producer in the world. Many of our larger competitors have investment grade credit ratings, and, because of their larger size and superior credit ratings, we may be at a disadvantage in competing with them. Terms of our indebtedness contain covenants that may also limit our ability to participate in consolidations.

COMPETITION FROM MINI-MILL PRODUCERS HAS CONTRIBUTED TO LOST MARKET SHARE AND COULD HAVE AN ADVERSE EFFECT ON OUR SELLING PRICES AND SHIPMENT LEVELS.

Domestic integrated producers, such as USS, have lost market share in recent years to domestic mini-mill producers. Mini-mills produce steel by melting scrap in electric furnaces. Although mini-mills generally produce a narrower range of steel products than integrated producers, they typically enjoy competitive advantages such as lower capital expenditures for construction of facilities, lower raw material costs and non-unionized work forces with lower employment costs and more flexible work rules. An increasing number of mini-mills utilize thin slab casting technology to produce flat-rolled products. Through the use of thin slab casting, mini-mill competitors are increasingly able to compete directly with integrated producers of flat-rolled products, especially hot-rolled and plate products. Depending on market conditions, the additional production generated by flat-rolled mini-mills could have an adverse effect on our selling prices and shipment levels. Mini-mills entered the flat-rolled product market around 1990. Although we cannot determine how much competition from mini-mills has affected our market share, based on statistics supplied by the American Iron and Steel Institute, we believe our domestic flat-rolled market share has dropped from 19.4% in 1990 to 13.3% in 2001.

COMPETITION FROM OTHER MATERIALS MAY NEGATIVELY AFFECT OUR RESULTS OF
OPERATIONS.

In many applications, steel competes with other materials, such as aluminum, cement, composites, glass, plastic and wood. Additional substitutes for steel products could adversely affect future market prices and demand for steel products.

HIGH ENERGY COSTS ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

Our operations consume large amounts of energy and we consume significant amounts of natural gas. Domestic natural gas prices increased from an average of $2.27 per million BTU in 1999 to an average of $4.96 per million BTU in 2001. At normal annual consumption levels, a

$1.00 per million BTU change in domestic natural gas prices would result in an estimated $50 million change in our annual domestic pretax operating costs.

ENVIRONMENTAL COMPLIANCE AND REMEDIATION COULD RESULT IN SUBSTANTIALLY INCREASED CAPITAL REQUIREMENTS AND OPERATING COSTS.

Our domestic businesses are subject to numerous federal, state and local laws and regulations relating to the protection of the environment. These laws are constantly evolving and becoming increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision. These environmental laws and regulations, particularly the Clean Air Act, could result in substantially increased capital, operating and compliance costs. We are also involved in a number of environmental remediation projects at both former and present operating locations and are involved in a number of other remedial actions under federal and state law. Our worldwide environmental expenditures were $231 million in 2001, $230 million in 2000 and $253 million in 1999. For more information see "Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies" in our Annual Report on Form 10-K for the year ended December 31, 2001, our Report on Form 10-Q for the quarter ended June 30, 2002 and subsequent filings.

We believe all of our domestic steel competitors are subject to similar environmental laws and regulations. The specific impact on each competitor may vary, however, depending upon a number of factors, including the age and location of operating facilities, production processes (such as a mini-mill versus an integrated producer) and the specific products and services it provides. To the extent that competitors, particularly foreign steel producers and manufacturers of competitive products, are not required to undertake equivalent costs, our competitive position could be adversely impacted.

USSK is subject to the laws of the Slovak Republic. The environmental laws of the Slovak Republic generally follow the requirements of the European Union, which are comparable to domestic standards.

OUR RETIREE EMPLOYEE HEALTH CARE AND RETIREE LIFE INSURANCE COSTS ARE HIGHER THAN THOSE OF MANY OF OUR COMPETITORS.

We maintain defined benefit retiree health care and life insurance plans covering substantially all domestic employees upon their retirement. Health care benefits are provided through comprehensive hospital, surgical and major medical benefit provisions or through health maintenance organizations, both subject to various cost-sharing features. Life insurance benefits are provided to nonunion retiree beneficiaries primarily based on employees' annual base salary at retirement. For domestic union retirees, benefits are provided for the most part based on fixed amounts negotiated in labor contracts with the appropriate unions. As of December 31, 2001, United States Steel reported an unfunded obligation for these benefit obligations in the amount of $1.8 billion and recorded $129 million in related costs during the year. Mini-mills, foreign competitors and many producers of products that compete with steel provide lesser benefits to their employees and retirees and this difference in costs could adversely impact our competitive position.

DECLINES IN THE VALUE OF INVESTMENTS OF OUR MAJOR PENSION TRUSTS COULD MATERIALLY REDUCE OUR STOCKHOLDERS' EQUITY.

Based on current conditions, we broadly estimate that a charge to equity of approximately $750 million (net of tax) may be required at December 31, 2002.

Under accounting principles generally accepted in the United States changes in the market value of the assets held in trust for pension purposes can result in significant changes in the sponsor's balance sheet. The accounting rules provide that if at any plan measurement date (which in our case is December 31 of each year or an earlier date if certain significant plan events occur) the fair value of plan assets is less than the plan's accumulated benefit obligation ("ABO"), the sponsor must establish a liability at least equal to the amount by which the ABO exceeds the fair value of the plan assets and any prepaid pension assets must be removed from the balance sheet. The sum of the liability and prepaid pension assets must be offset by the recognition of an intangible asset and/or as a direct charge against stockholders' equity, net of tax effects. Such adjustments will have no direct impact on earnings per share or cash. As of September 30, 2002, the fair value of plan assets for the USS pension plan for union employees was $4.4 billion. Assuming no further changes in value prior to year-end, we estimate the ABO for this plan at the year-end measurement date would exceed the fair value of plan assets by approximately $500 million. The resulting required minimum liability entries would include a charge to equity of approximately $750 million at December 31, 2002.

Any such reduction in stockholders' equity is not expected to affect any of our debt covenants or borrowing arrangements or result in any requirements for pension plan cash funding in 2002 or 2003. The foregoing estimates are forward-looking statements. Predictions as to the value of and return on plan assets and the resulting impact on equity are subject to substantial uncertainties such as (among other things) investment performance and interest rates.

THE RECENT INVESTMENT PERFORMANCE OF PENSION PLAN EQUITY HOLDINGS WILL UNFAVORABLY IMPACT OUR RESULTS OF OPERATIONS AND COULD AFFECT FUTURE PROFITABILITY AND CASH FLOW.

The investment performance of pension plan equity holdings over the last three years will unfavorably impact net periodic pension cost during 2003 through the use of a lower asset base in calculating expected return on plan assets and may impact future profitability and liquidity, which could affect debt covenants and borrowing arrangements. Holding all other assumptions constant and based on market values at September 2002 projected to the end of the year, we estimate an unfavorable impact on 2003 net periodic pension cost of $110 million.

Our expected annual return on pension plan assets of 8.9% for the 2002 plan year is consistent with the 2001 plan year and is based on the historical long-term rate of return on our investments and our investment mix. In light of recent developments in the market, this expected annual return rate might be changed at the next measurement date. We currently estimate this may result in a reduction of up to one percentage point in our expected annual return on pension plan assets for 2003. A one percentage point decline in the expected annual rate of return for our two main pension plans for the 2003 plan year would increase our annual pension expense by approximately $80 million which would be in addition to the $110 million increase for the reduced asset value previously discussed. These estimates are forward-looking statements. Predictions regarding the return on plan assets and the resulting pension expenses are subject to substantial uncertainties such as (among other things) investment performance and interest rates.

BANKRUPTCIES OF DOMESTIC COMPETITORS HAVE LOWERED THEIR OPERATING COSTS.

Since 1998, more than 30 domestic steel companies have sought protection under Chapter 11 of the United States Bankruptcy Code. Many of these companies have continued to operate. Some have reduced prices to maintain volumes and cash flow and obtained concessions from their labor unions and suppliers. In some cases, they have even expanded and modernized while in bankruptcy. Upon emergence from bankruptcy, these companies, or new entities that purchase their facilities through the bankruptcy process, may be relieved of many environmental, employee, retiree and other obligations. As a result, they are able to operate with lower costs.

MANY LAWSUITS HAVE BEEN FILED AGAINST US INVOLVING ASBESTOS-RELATED INJURIES WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL POSITION.

We are a defendant in a large number of cases in which approximately 18,000 claimants allege injury resulting from exposure to asbestos. Nearly all of these cases involve multiple defendants. These claims fall into three major groups:
(1) claims made under certain federal and general maritime law by employees of the Great Lakes Fleet or Intercoastal Fleet, former operations of USS; (2) claims made by persons who performed work at USS facilities; and (3) claims made by industrial workers allegedly exposed to an electrical cable product formerly manufactured by USS. To date all actions resolved have been either dismissed or resolved for immaterial amounts. In 2001, we disposed of claims from approximately 11,300 claimants with aggregate total payments of less than $200,000 and approximately 10,000 new claims were filed. The factual issues with respect to each claimant vary considerably due to the nature and duration of the alleged exposure of each individual claimant to USS products or premises, the exposure of each individual claimant to products or premises of other defendants, the nature and seriousness of the alleged injuries asserted by each claimant and the other possible causes of any such injuries (such as the use of tobacco products or exposure to other substances). In addition, because most claimants assert their claims against multiple defendants, fail to allege specific damage amounts in their complaints, fail to allocate the alleged liability among the various defendants, and frequently amend their complaints including any allegations of amounts sought, it is not possible to reasonably estimate the amount claimed by any given claimant or the claimants as a whole in pending cases. In the cases where the claimants have asserted specific dollar damages against USS, the amounts claimed are not material either individually or in the aggregate. It is also not possible to predict with certainty the outcome of these matters; however, based upon present knowledge, management believes that it is unlikely that the resolution of the pending actions will in the aggregate have a material adverse effect on our financial condition. Among the factors that management considered in reaching this conclusion are: (1) that USS has been subject to a total of approximately 32,000 asbestos claims over the last twelve years that have been administratively dismissed due to the failure of the claimants to present any medical evidence supporting their claims, (2) that over the last several years the total number of pending claims has remained steady, (3) that it has been many years since USS employed maritime workers or manufactured electrical cable and (4) USS's history of trial outcomes, settlements and dismissals. For more information see our Report on Form 10-Q for the quarter ended June 30, 2002. This statement of belief is a forward-looking statement. Predictions as to the outcome of pending litigation are subject to substantial uncertainties with respect to (among other things) factual and judicial determinations, and actual results could differ materially from those expressed in this forward-looking statement.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO UNCERTAINTIES AND RISKS FROM ABROAD, WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

USSK, located in the Slovak Republic, constitutes 28% of our total raw steel capability and accounted for 17% of revenue for 2001. USSK exports about 80% of its products, with the majority of its sales being to other European countries. USSK is affected by the worldwide overcapacity in the steel industry and the cyclical nature of demand for steel products and that demand's sensitivity to worldwide general economic conditions. In particular, USSK is subject to economic conditions and political factors in Europe, which if changed could negatively affect its results of operations and cash flow. Political factors include, but are not limited to, taxation, nationalization, inflation, currency fluctuations, increased regulation and protectionist measures. USSK is also subject to foreign currency exchange risks because its revenues are primarily in euros and its costs are primarily in Slovak korunas and United States dollars.

The Slovak Republic has applied for membership in the European Union and may be required to amend its environmental, tax and other laws to secure that membership. Changes in those laws could adversely impact USSK.

THE TERMS OF OUR INDEBTEDNESS RESTRICT OUR ABILITY TO PAY DIVIDENDS.

Under the terms of our 10 3/4% Senior Notes due 2008 (the "Senior Notes"), we may not be able to pay dividends on capital stock unless we can meet certain restricted payment tests, including a 2 to 1 interest coverage test for the preceding 12 month period except we may pay common stock dividends through December 31, 2003 in an aggregate amount up to $50 million. We may also be unable to pay dividends due to inadequate cash flow and borrowing capacity.

THE TERMS OF OUR INDEBTEDNESS AND OUR ACCOUNTS RECEIVABLE PROGRAM CONTAIN RESTRICTIVE COVENANTS, CROSS-DEFAULT, CROSS ACCELERATION AND OTHER PROVISIONS THAT MAY LIMIT OUR OPERATING FLEXIBILITY.

We currently have Senior Notes outstanding in the aggregate principal amount of $535 million. The Senior Notes impose significant restrictions on us such as the following:

 -- Limits on additional borrowings, including limits on the amount of borrowings secured by inventories or accounts receivable;

 --  Limits on sale/leasebacks;

 -- Limits on the use of funds from asset sales and sale of the stock of subsidiaries; and

 -- Restrictions on our ability to invest in joint ventures or make certain acquisitions.

We also have a revolving credit agreement secured by inventory that imposes additional restrictions on us including the following:

 -- Effective September 30, 2002, we must meet an interest coverage ratio of at least 2 to 1, and effective March 31, 2003, that ratio must be at least 2.5 to 1;

 -- We must meet leverage ratios (total debt to operating cash flow) of no more than 6 to 1 beginning on September 30, 2002 through December 30, 2002, 5.5 to 1 through March 30, 2003, 5 to 1 through June 29, 2003, 4.5 to 1 through September 29, 2003, 4 to 1 through March 30, 2004 and 3.75 to 1 thereafter;

 --  Limitations on capital expenditures; and

 --  Restrictions on investments.

The accounts receivable program terminates on the occurrence and failure to cure certain events, including, among others:

 -- certain defaults with respect to the inventory facility and other debt obligations;

 -- failure to maintain certain ratios related to the collectability of receivables; and

 -- failure of the commercial paper conduits' liquidity providers to extend their commitments that currently expire on November 27, 2002.

If these covenants are breached or if we fail to make payments under our material debt obligations or our receivables purchase agreement, creditors would be able to terminate their commitments to make further loans, declare their outstanding obligations immediately due and payable and foreclose on any collateral, and it may also cause a default under the Senior Notes. Additional indebtedness that USS may incur in the future may also contain similar covenants, as well as other restrictive provisions. Cross-default and cross-acceleration clauses in our revolving credit facility, the Senior Notes, the accounts receivable program and any future additional indebtedness could have an adverse effect upon our financial position and liquidity. Such defaults include provisions applicable to failure to make payments when due, failure to comply with the covenants described above and failure to pay judgments entered against USS (which may include any judgments resulting from the environmental and asbestos litigation matters described in this prospectus and the documents incorporated by reference).

The sale prices, costs of selling receivables and amounts available under our accounts receivable program fluctuate due to factors that include the amount of eligible receivables available, costs of commercial paper funding and our long-term debt ratings. The amount available under our secured inventory facility fluctuates based on our eligible inventory levels.

We are currently in compliance with all terms of our outstanding indebtedness. Under the terms of the Senior Notes, additional debt of approximately $1.7 billion could have been incurred as of June 30, 2002. Of this amount, $200 million would be subordinate to the Senior Notes and the remainder would rank equal to the Senior Notes.

"CHANGE IN CONTROL" CLAUSES REQUIRE US TO IMMEDIATELY PURCHASE OR REPAY DEBT.

Upon the occurrence of "change in control" events specified in our Senior Notes, inventory facility and various other loan documents, the holders of our indebtedness may require us to immediately purchase or repay that debt on less than favorable terms. We may not have the financial resources to make these purchases and repayments, and a failure to purchase or repay such indebtedness would trigger cross-acceleration clauses under the Senior Notes and other indebtedness.

OUR OPERATIONS ARE SUBJECT TO BUSINESS INTERRUPTIONS AND CASUALTY LOSSES THAT MAY ADVERSELY AFFECT OUR CASH FLOWS.

Steel-making, product marketing and raw material operations are subject to unplanned events such as explosions, fires, inclement weather, accidents and transportation interruptions. To the extent these events are not covered by insurance, our cash flows may be adversely impacted by such events.

OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE ADVERSELY IMPACTED BY STRIKES OR WORK STOPPAGES BY OUR UNIONIZED EMPLOYEES.

Substantially all hourly employees of our domestic steel, coke and taconite pellet facilities are covered by a collective bargaining agreement with the United Steelworkers of America that expires in August 2004 and includes a no-strike provision. Other hourly employees (for example, those engaged in coal mining and transportation activities) are represented by the United Mine Workers of America, United Steelworkers of America and other unions. The majority of USSK employees are represented by a union and are covered by a collective bargaining agreement that expires in February 2004, and is subject to annual wage negotiations. Any potential strikes or work stoppages and the resulting adverse impact on our relationships with our customers could have a material adverse effect on our business, financial condition or results of operations. In addition, mini-mill producers and certain foreign competitors and producers of comparable products do not have unionized work forces. This may place us at a competitive disadvantage.

PROVISIONS OF DELAWARE LAW, OUR GOVERNING DOCUMENTS AND OUR RIGHTS PLAN MAY MAKE A TAKEOVER OF USS MORE DIFFICULT.

Certain provisions of Delaware law, our certificate of incorporation and by-laws and our rights plan could make more difficult or delay our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

RISKS RELATED TO PROPOSED CONSOLIDATION

On December 4, 2001, we announced our support for significant consolidation in the domestic integrated steel industry and we continue to be interested in participating in consolidation of the domestic steel industry. We have had and continue to have discussions with several parties regarding consolidation opportunities. Among the factors that would impact our participation in consolidation are the nature and extent of relief from the burden of retiree obligations relating to existing retirees from other domestic steel companies, which may come through the bankruptcy process or otherwise, the terms of a new labor agreement and progress in President Bush's program to address overcapacity. We may also make additional investments in Central Europe to expand our business and to better serve our customers who are seeking worldwide supply arrangements.

On March 5, 2002, President Bush imposed tariffs of 8% to 30% on most steel imports, but did not express support for a government-sponsored program to provide relief from the industry's retiree legacy costs. No legislation had been enacted and two proposals to amend pending legislation to address retiree legacy costs failed to obtain sufficient votes. Although we will continue to explore attractive acquisitions, joint ventures and other growth opportunities in the U.S. and Central Europe, the extent of any significant consolidation in the domestic or European steel industries remains unclear.

CONSOLIDATIONS MAY NOT OCCUR OR MAY BE DELAYED AND THE ANTICIPATED COST SAVINGS FROM CONSOLIDATION MAY NOT MATERIALIZE.

We will not participate in steel industry consolidation unless it is in the best interest of our customers, shareholders, creditors, employees and other constituencies. The conditions precedent to any consolidation are beyond our control, and may not be satisfied.

The benefits of any consolidation in large measure flow from anticipated cost savings. We may not be able to achieve all of these savings or may not achieve them as quickly as we expect. In addition, any rationalization of steel facilities may result in environmental, post-employment, and other shut-down costs.

ACQUIRED COMPANIES AND ASSETS MAY INCREASE OUR INDEBTEDNESS AND OTHER OBLIGATIONS AND REQUIRE SIGNIFICANT EXPENDITURES.

Possible future acquisitions could result in the incurrence of additional debt and related interest expense, underfunded pension and other post-retirement obligations, contingent liabilities and amortization expenses related to intangible assets, all of which could have a material adverse effect on our financial condition, operating results and cash flow.

Many of the available domestic acquisition targets may require significant capital and operating expenditures to return them to profitability. Financially distressed steel companies typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. We may also have to buy sizable amounts of raw materials, spare parts and other materials for these facilities before they can resume profitable operation.

Many potential acquisition candidates are financially distressed steel companies that may not have maintained appropriate environmental programs. These problems may require significant expenditures.

WE MAY HAVE DIFFICULTY OR MAY NOT BE ABLE TO OBTAIN FINANCING NECESSARY TO PURSUE CONSOLIDATIONS.

We may not be able to obtain financing for acquisitions of other companies or their assets on favorable terms or at all.

CUSTOMERS MAY PURCHASE LESS FROM A CONSOLIDATED COMPANY THAN THEY DID FROM THE INDIVIDUAL PRODUCERS AND MAY INSIST ON PRICE CONCESSIONS.

Customers may not buy as much steel from us after consolidation as they previously bought from the separate companies in order to diversify their suppliers. They may also insist upon significant price concessions.

INTERNATIONAL ACQUISITIONS MAY EXPOSE US TO ADDITIONAL RISKS.

If we acquire companies or facilities outside the United States, we may be exposed to increased risks including the following:

 -- economic and political conditions in the countries where the facilities are located and where the products made at those facilities are marketed;

 --  currency fluctuations;

 --  uncertain sources of raw materials;

 -- economic disruptions in less developed economies where many potential acquisition candidates have facilities or market products;

 --  expenditures necessary to bring such facilities to profitable operation;

 --  foreign tax risks; and

 -- expenditures required to comply with potential new environmental requirements.

RISKS RELATED TO THE SEPARATION

Prior to December 31, 2001, our businesses were owned by USX Corporation, now named Marathon Oil Corporation.

USS IS SUBJECT TO CERTAIN CONTINUING CONTINGENT LIABILITIES OF MARATHON THAT COULD ADVERSELY AFFECT OUR CASH FLOW AND OUR ABILITY TO INCUR ADDITIONAL INDEBTEDNESS AND COULD CAUSE A DEFAULT UNDER OUR BORROWING FACILITIES.

USS is contingently liable for debt and other obligations of Marathon in the amount of $334 million as of June 30, 2002. In July 2002, Marathon paid a portion of this debt leaving USS contingently liable for $175 million of debt and other obligations as of July 31, 2002. Marathon is not limited by agreement with USS as to the amount of indebtedness that it may incur. In the event of the bankruptcy of Marathon, these obligations for which USS is contingently liable, as well as obligations relating to industrial development and environmental improvement bonds and notes that were assumed by USS from Marathon, may be declared immediately due and payable. If that occurs USS may not be able to satisfy those obligations. In addition, if Marathon loses its investment grade ratings, certain of these obligations will be considered indebtedness under our indentures and for covenant calculations under our revolving credit facility. This occurrence could prevent USS from incurring additional indebtedness under our indentures or may cause a default under our revolving credit facility.

Under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, USS and each subsidiary of USS that was a member of the Marathon consolidated group during any taxable period or portion thereof ending on or before the effective time of the Separation is jointly and severally liable for the federal income tax liability of the entire Marathon consolidated group for that taxable period. Other provisions of federal law establish similar liability for other matters, including laws governing tax qualified pension plans as well as other contingent liabilities.

THE SEPARATION MAY BE CHALLENGED BY CREDITORS AS A FRAUDULENT TRANSFER OR CONVEYANCE THAT COULD PERMIT UNPAID CREDITORS OF MARATHON TO SEEK RECOVERY FROM US.

If a court in a suit by an unpaid creditor or representative of creditors of Marathon, such as a trustee in bankruptcy, or Marathon, as debtor-in-possession, in a reorganization case under the United States Bankruptcy Code, were to find that:

 -- the Separation and the related transactions were undertaken for the purpose of hindering, delaying or defrauding creditors, or

 -- Marathon received less than reasonably equivalent value or fair consideration in connection with the Separation and the transactions related thereto and (1) Marathon was insolvent at the effective time of the Separation and after giving effect thereto, (2) or Marathon as of the effective time of the Separation and after giving effect thereto, intended or believed that it would be unable to pay its debts as they became due, or (3) the capital of Marathon, at the effective time of the Separation and after giving effect thereto, was inadequate to conduct its business, then the court could determine that the Separation and the related transactions violated applicable provisions of the United States Bankruptcy Code and/or applicable state fraudulent transfer or conveyance laws. Such a determination would permit the bankruptcy trustee or debtor-in-possession or unpaid creditors to rescind the Separation and permit unpaid creditors of Marathon to seek recovery from us.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied. Generally, an entity is considered insolvent if either:

 -- the sum of its liabilities, including contingent liabilities, is greater than its assets, at a fair valuation; or

 -- the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured.

THE SEPARATION MAY BECOME TAXABLE UNDER SECTION 355(e) OF THE INTERNAL REVENUE CODE IF 50% OR MORE OF USS'S SHARES OR MARATHON OIL CORPORATION'S SHARES ARE ACQUIRED AS PART OF A PLAN WHICH WOULD MATERIALLY AFFECT OUR FINANCIAL CONDITION.

The Separation may become taxable to Marathon pursuant to section 355(e) of the Internal Revenue Code if 50% or more of either Marathon's shares or our shares are acquired, directly or indirectly, as part of a plan or series of related transactions that include the Separation. If section 355(e) applies, Marathon would be required to pay a corporate tax based on the excess of the fair market value of the shares distributed over Marathon's tax basis for such shares. The amount of this tax would be materially greater if the Separation were deemed to be a distribution of Marathon's shares. If an acquisition occurs that results in the Separation being taxable under section 355(e), a Tax Sharing Agreement between USS and Marathon provides that the resulting corporate tax liability will be borne by the entity, either USS or Marathon, that is deemed to have been acquired.

WE MAY BE RESPONSIBLE FOR A CORPORATE TAX IF THE SEPARATION FAILS TO QUALIFY AS A TAX-FREE TRANSACTION, WHICH WOULD HAVE AN ADVERSE AFFECT ON OUR FINANCIAL CONDITION.

Based on representations made by USX Corporation prior to the Separation, the Internal Revenue Service issued a private letter ruling that the Separation was tax-free to Marathon and its shareholders. To the extent a breach of one of those representations results in a corporate tax being imposed on Marathon, the breaching party, either USS or Marathon, will be responsible for payment of the corporate tax. If the Separation fails to qualify as a tax-free transaction through no fault of either USS or Marathon, the resulting tax liability, if any, is likely to be borne by us under the tax sharing agreement.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

Prior to December 31, 2001, the businesses of USS comprised an operating unit of Marathon. Marathon had two outstanding classes of common stock: USX-Marathon Group common stock, which was intended to reflect the performance of Marathon's energy business, and USX-U. S. Steel Group common stock ("Steel Stock"), which was intended to reflect the performance of Marathon's steel business. On December 31, 2001, in a series of transactions we call the separation, USS was capitalized through the issuance of 89.2 million shares of common stock to holders of Steel Stock in exchange for all outstanding shares of Steel Stock on a one-for-one basis. On May 20, 2002, we issued an additional 10,925,000 shares of common stock in an underwritten public offering.

The following table sets forth summary financial data for USS. Consolidated balance sheet data as of December 31, 2001 and June 30, 2002 and statement of operations data for the six months ended June 30, 2002 reflect USS as a separate, stand-alone entity. All other balance sheet and statement of operations data in the table below represent a carve-out presentation of the businesses comprising United States Steel, and are not intended to be a complete presentation of the financial position or results of operations for USS on a stand-alone basis. This information should be read in conjunction with the more detailed information and consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, our Current Report on Form 8-K dated June 4, 2002, our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 and the additional reports and documents incorporated by reference in this prospectus.

------------------------------------------------------------------------------------------------------------
                                                  SIX MONTHS
                                                     ENDED
                                                   JUNE 30,                YEAR ENDED DECEMBER 31,
                                                ---------------   ------------------------------------------
(IN MILLIONS)                                    2002     2001     2001     2000     1999     1998     1997
------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
  Revenues and other income(1)................  $3,241   $3,301   $6,375   $6,132   $5,470   $6,477   $7,156
  Income (loss) from operations...............     (14)    (128)    (405)     104      150      579      773
  Income (loss) before extraordinary
    losses(2).................................     (56)     (21)    (218)     (21)      51      364      452
  Net income (loss)...........................     (56)     (21)    (218)     (21)      44      364      452
PER COMMON SHARE DATA -- BASIC AND DILUTED:
  Income (loss) before extraordinary
    losses(3).................................  $(0.60)  $(0.24)  $(2.45)  $(0.24)  $ 0.57   $ 4.08   $ 5.07
  Net income (loss)(3)........................   (0.60)   (0.24)   (2.45)   (0.24)    0.49     4.08     5.07
  Dividends paid(4)...........................    0.10     0.35     0.55     1.00     1.00     1.00     1.00
ADJUSTED STATEMENT OF OPERATIONS DATA(5):
  Income (loss) before extraordinary loss.....  $  (56)  $  (21)  $ (218)  $  (21)  $   51
  Add back: Excess over cost amortization.....      --       --       --        1        1
                                                ------------------------------------------
  Adjusted income (loss) before extraordinary
    loss......................................  $  (56)  $  (21)  $ (218)  $  (20)  $   52
  Net income (loss)...........................  $  (56)  $  (21)  $ (218)  $  (21)  $   44
    Add back: Excess over cost amortization...      --       --       --        1        1
                                                ------------------------------------------
  Adjusted net income (loss)..................  $  (56)  $  (21)  $ (218)  $  (20)  $   45
ADJUSTED PER COMMON SHARE DATA -- BASIC AND
  DILUTED(3)(5):
  Income (loss) before extraordinary loss.....  $(0.60)  $(0.24)  $(2.45)  $(0.24)  $ 0.57
    Add back: Excess over cost amortization...      --       --       --     0.01     0.02
                                                ------------------------------------------
  Adjusted income (loss) before extraordinary
    loss......................................  $(0.60)  $(0.24)  $(2.45)  $(0.23)  $ 0.59
  Net income (loss)...........................  $(0.60)  $(0.24)  $(2.45)  $(0.24)  $ 0.49
    Add back: Excess over cost amortization...      --       --       --     0.01     0.02
                                                ------------------------------------------
  Adjusted net income (loss)..................  $(0.60)  $(0.24)  $(2.45)  $(0.23)  $ 0.51
BALANCE SHEET DATA -- AS OF PERIOD END
  Total assets................................  $8,614   $8,954   $8,337   $8,711   $7,525   $6,749   $6,694
  Capitalization:
    Notes payable.............................  $   --   $  123   $   --   $   70   $   --   $   13   $   13
    Long-term debt, including amount due
      within one year(6)......................   1,446    2,309    1,466    2,375      915      476      510
    Preferred stock of subsidiary.............      --       66       --       66       66       66       66
    Trust preferred securities................      --      183       --      183      183      182      182
    Equity....................................   2,670    1,860    2,506    1,919    2,056    2,093    1,782
                                                ------------------------------------------------------------
      Total capitalization....................  $4,116   $4,541   $3,972   $4,613   $3,220   $2,830   $2,553
------------------------------------------------------------------------------------------------------------

(1) Consists of revenues, dividend and investee income (loss), net gains on disposal of assets, gain on investee stock offering and other income (loss).

(2) SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, rescinds previous accounting guidance which required all gains and losses from extinguishment of debt to be classified as an extraordinary item in the statement of operations. As a result, the criteria contained in Accounting Principles Board Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, will be used to classify these gains and losses. This provision of SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 and will be adopted by USS on January 1, 2003.

(3) Per common share data for the six months ended June 30, 2002 is based on the weighted average outstanding common shares during the period. Per common share data for all other periods presented is based on the outstanding common shares at December 31, 2001 as a result of the Separation and the initial capitalization of USS on that date.

(4) Dividends paid per share for all periods presented, except for the six months ended June 30, 2002, represents amounts paid on USX-U. S. Steel Group common stock.

(5) Statement of Financial Accounting Standards No. 142 (SFAS No. 142), Goodwill and Other Intangible Assets, addresses the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS No. 142 are 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for the intangible assets with finite lives will no longer be limited to forty years. Paragraph 61 of SFAS No. 142, requires disclosure of what reported income before extraordinary items and net income would have been in all periods presented exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects). Similarly adjusted per share amounts are also required to be disclosed for all periods presented. USS initially applied this Statement on January 1, 2002, and there was no financial statement implication related to the adoption of this standard.

(6) The increase in equity and the decrease in long-term debt, preferred stock of subsidiary and trust preferred securities from December 31, 2000 to 2001 and from June 30, 2001 to 2002 were primarily due to transactions related to the Separation, including the $900 million value transfer. The increase in long-term debt from December 31, 1999 to 2000 was primarily due to cash used in operating activities of $627 million (including $500 million in elective funding to a voluntary employee benefit trust) and the $325 million of debt included in the acquisition of USSK.

                       RATIO OF EARNINGS TO FIXED CHARGES
                      RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

                                  (UNAUDITED)
                             CONTINUING OPERATIONS

---------------------------------------------------------------------------------------------
                                         SIX MONTHS
                                        ENDED JUNE 30          YEAR ENDED DECEMBER 31,
                                        -------------   -------------------------------------
                                        2002    2001    2001    2000    1999    1998    1997
---------------------------------------------------------------------------------------------
Ratio of earnings to fixed
  charges(a).........................      --      --      --    1.13    2.33    5.89    5.39
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends(a).......................      --      --      --    1.05    2.10    5.15    4.72
---------------------------------------------------------------------------------------------

(a) For the purposes of calculating the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" are defined as income before income taxes and extraordinary items adjusted for minority interests in consolidated subsidiaries, income (loss) from equity investees, and capitalized interest, plus fixed charges, amortization of capitalized interest and distributions from equity investees. "Fixed charges" consist of interest, whether expensed or capitalized, on all indebtedness, amortization of premiums, discounts and capitalized expenses related to indebtedness, and an interest component equal to one-third of rental expense, representing the portion of rental expense that management believes is attributable to interest. "Preferred dividends" consists of pretax earnings required to cover preferred stock dividends associated with the 6.50% Preferred Stock attributed to USS by Marathon prior to the Separation which was retained and subsequently repaid by Marathon in connection with the Separation. Earnings were deficient in covering fixed charges by $66 million and $196 million for the six months ended June 30, 2002 and 2001, respectively and by $586 million for the year ended December 31, 2001. Earnings were deficient in covering combined fixed charges and preferred stock dividends by $66 million for the six months ended June 30, 2002, $202 million for the six months ended June 30, 2001 and by $598 million for the year ended December 31, 2001.

                                USE OF PROCEEDS

The net proceeds from the sale of the offered securities will be used for general corporate purposes unless we specify otherwise in the prospectus supplement applicable to a particular offering. We may use those funds to repay debt, to finance acquisitions, for stock repurchases, for capital expenditures, for investments in subsidiaries and joint ventures, and for working capital.

                       DESCRIPTION OF THE DEBT SECURITIES

The following is a general description of the debt securities (the "Debt Securities") that we may offer from time to time. The particular terms of the Debt Securities offered by any prospectus supplement and the extent, if any, to which the general provisions described below may apply will be described in the applicable prospectus supplement.

The Debt Securities will be either senior Debt Securities or subordinated Debt Securities. We will issue the senior Debt Securities under the senior indenture between The Bank of New York, or any successor trustee, and USS. We will issue the subordinated Debt Securities under a subordinated indenture between The Bank of New York, or any successor trustee, and USS. The senior indenture and the subordinated indenture are collectively referred to in this prospectus as the indentures, and each of the trustee under the senior indenture and the trustee under the subordinated indenture are referred to in this prospectus as trustee.

The following description is only a summary of the material provisions of the indentures. We urge you to read the appropriate indenture because it, and not this description, defines your rights as holders of the notes or bonds. See the information under the heading "Where You Can Find More Information" to contact us for a copy of the appropriate indenture.

GENERAL

The senior Debt Securities are unsubordinated obligations, will rank on par with all other debt obligations of USS and, unless otherwise indicated in the related Prospectus Supplement, will be unsecured. The subordinated Debt Securities will be subordinate, in right of payment to Senior Debt. A description of the subordinated Debt Securities is provided below under " -- Subordinated debt securities." The specific terms of any subordinated Debt Securities will be provided in the related Prospectus Supplement. For a complete understanding of the provisions pertaining to the subordinated Debt Securities, you should refer to the subordinated indenture attached as an exhibit to the Registration Statement.

TERMS

The indentures do not limit the principal amount of debt we may issue.

We may issue notes or bonds in traditional paper form, or we may issue a global security. The Debt Securities of any series may be issued in definitive form or, if provided in the related prospectus supplement, may be represented in whole or in part by a Global Security or Securities, registered in the name of a depositary designated by USS. Each Debt Security represented by a Global Security is referred to as a "Book-Entry Security."

Debt Securities may be issued from time to time pursuant to this prospectus, and will be offered on terms determined by market conditions at the time of sale. Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par, a premium or an original issue discount. Debt Securities sold at an original issue discount may bear no interest or interest at a rate that is below market rates. Unless otherwise provided in the prospectus supplement, Debt Securities denominated in U.S. dollars will be issued in denominations of $1,000 and integral multiples thereof.

Please refer to the prospectus supplement for the specific terms of the Debt Securities offered including the following:

1. Designation of an aggregate principal amount, purchase price and denomination;

2. Date of maturity;

3. If other than U.S. currency, the currency for which the Debt Securities may be purchased;

4. The interest rate or rates and the method of calculating interest;

5. The times at which any premium and interest will be payable;

6. The place or places where principal, any premium and interest will be payable;

7. Any redemption or sinking fund provisions or other repayment obligations;

8. Any index used to determine the amount of payment of principal of and any premium and interest on the Debt Securities;

9. The application, if any of the defeasance provisions to the Debt Securities;

10. If other than the entire principal amount, the portion of the Debt Securities that would be payable upon acceleration of the maturity thereof;

11. If other than the entire principal amount plus accrued interest, the portion of the Change of Control purchase price or prices applicable to purchases of Debt Securities upon a Change of Control;

12. Whether the Debt Securities will be issued in whole or in part in the form of one or more global securities, and in such case, the depositary for the global securities;

13. Any additional covenants applicable to the Debt Securities being offered;

14. Any additional events of default applicable to the Debt Securities being offered;

15. The terms of subordination, if applicable;

16. The terms of conversion, if applicable; and

17. Any other specific terms including any terms that may be required by or advisable under applicable law.

Except with respect to Book-Entry Securities, Debt Securities may be presented for exchange or registration of transfer, in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indentures.

CERTAIN COVENANTS OF USS IN THE INDENTURES

PAYMENT

USS will pay principal of and premium, if any, and interest on the Debt Securities at the place and time described in the Debt Securities. (Section
1001) Unless otherwise provided in the prospectus supplement, USS will pay interest on any Debt Security to the person in whose name that security is registered at the close of business on the regular record date for that interest payment. (Section 307)

Any money deposited with the trustee or any paying agent for the payment of principal of or any premium or interest on any Debt Security that remains unclaimed for two years after that amount has become due and payable will be paid to USS at its request. After this occurs, the holder of that security must look only to USS for payment of that amount and not to the trustee or paying agent. (Section 1003)

LIENS

If USS or any subsidiary of USS mortgages, pledges, encumbers or subjects to a lien (a "Mortgage") as security for money borrowed any blast furnace facility or steel producing facility, or casters that are part of a plant that includes such a facility, having a net book value in excess of 1% of Consolidated Net Tangible Assets at the time of determination (each, a "Principal Property") or any shares of stock or other equity interests in any of USS' subsidiaries that own one or more Principal Properties, USS will secure or will cause such subsidiary to secure the Debt Securities equally and ratably with all indebtedness or obligations secured by the Mortgage then being given and with any other indebtedness of USS or the subsidiary of USS then entitled thereto; provided, however, that this covenant shall not apply in the case of:

(a) any Mortgage existing on the date of the indentures (whether or not such Mortgage includes an after-acquired property provision); (b) any Mortgage, including a purchase money Mortgage, incurred in connection with the acquisition of any Principal Property, the assumption of any Mortgage previously existing on such acquired Principal Property or any Mortgage existing on the property of any corporation when it becomes a subsidiary of USS; (c) any Mortgage on such Principal Property in favor of the United States, or any State, or instrumentality of either, to secure partial, progress or advance payments to USS or any subsidiary of USS under any contract or statute; (d) any Mortgage in favor of the United States, any State, or instrumentality of either, to secure borrowings for the purchase or construction of the Principal Property mortgaged;
(e) any Mortgage on any Principal Property arising in connection with or to secure all or any part of the cost of the repair, construction, improvement, alteration or development of the Principal Property or any portion thereof; or
(f) any renewal of or substitution for any Mortgage permitted under the preceding clauses.

USS may and may permit its subsidiaries to (1) grant Mortgages or incur liens on Principal Property (or on equity interests in subsidiaries that own Principal Property) covered by the restriction described above and (2) sell or transfer any Principal Property with the intention of taking back a lease on that Principal Property so long as the net book value of the Principal Property (or equity interests) so encumbered or transferred, together with all property then permitted to be encumbered or subject to a sale-leaseback under this clause, does not at the time such Mortgage or lien is granted or such property is transferred exceed 10% of Consolidated Net Tangible Assets. (Section 1005)

"Consolidated Net Tangible Assets" means the aggregate value of all assets of USS and its subsidiaries after deducting (a) all current liabilities (excluding all long-term debt due within one year), (b) all investments in unconsolidated subsidiaries and all investments accounted for on the equity basis and (c) all goodwill, patent and trademarks, unamortized debt discount and other similar intangibles (all determined in conformity with generally accepted accounting principles and calculated on a basis consistent with USS' most recent audited consolidated financial statements). (Section 101)

LIMITATIONS ON CERTAIN SALE AND LEASEBACKS

USS will not, nor will it permit any subsidiary to, sell or transfer any Principal Property with the intention of taking back a lease thereof, provided, however, this covenant shall not apply if (a) the lease is to a subsidiary of USS (or to USS in the case of a subsidiary of USS); (b) the lease is for a temporary period by the end of which it is intended that the use of the Principal Property by the lessee will be discontinued; (c) USS or a subsidiary of USS could, as described under the caption "Liens" above, Mortgage such property without equally and ratably securing the Debt Securities; or (d) USS promptly informs the trustee of such sale, the net proceeds of such sale are at least equal to the fair value (as determined by resolution adopted by the Board of Directors of USS) of such Principal Property and USS within 180 days after such sale applies an amount equal to such net proceeds (subject to reduction by reason of credits to which USS is entitled, under the conditions specified in the indentures) to the retirement or in substance defeasance of funded debt of USS or a subsidiary of USS. This covenant does not apply to sales and leases solely among USS and its subsidiaries. (Section 1006)

MERGER AND CONSOLIDATION

USS will not merge or consolidate with any other entity or sell or convey all or substantially all of its assets to any person, firm, corporation or other entity, except that USS may merge or consolidate with, or sell or convey all or substantially all of its assets to, any other entity if (i) USS is the continuing entity or the successor entity (if other than USS) is organized and existing under the laws of the United States of America or a State thereof and such entity expressly assumes payment of the principal and interest on all the Debt Securities, and the performance and observance of all of the covenants and conditions of the applicable indenture to be performed by USS and (ii) there is no default under the applicable indenture. Upon such a succession, USS will be relieved from any further obligations under the applicable indenture. For purposes of this paragraph, "substantially all of its assets" means, at any date, a portion of the non-current assets reflected in USS' consolidated balance sheet as of the end of the most recent quarterly period that represents at least 66 2/3% of the total reported value of such assets. (Section 801)

WAIVER OF CERTAIN COVENANTS

Unless otherwise provided in the prospectus supplement, USS may, with respect to the Debt Securities of any series, omit to comply with any provision of the covenants described under "-- Liens" and "-- Limitations on certain sale and leasebacks" above or under "Purchase of debt securities upon a change of control" or in any covenant provided in the terms of those Debt Securities if, before the time for such compliance, holders of at least a majority in principal amount of the outstanding Debt Securities of that series waive such compliance in that instance or generally.

PURCHASE OF DEBT SECURITIES UPON A CHANGE IN CONTROL

If any Change in Control (hereinafter defined) of USS occurs, each holder of Debt Securities will have the right, at that holder's option, subject to the terms and conditions of the indentures, to require USS to become obligated to purchase all of that holder's Debt Securities on the date that is 35 Business Days after the occurrence of such Change in Control (the "Change in Control Purchase Date") at a cash price equal to (i) unless otherwise specified in the terms of such Debt Securities, 100% of the principal amount thereof, together with accrued interest to such Change in Control Purchase Date (except that interest installments due prior to such Change in Control Purchase Date will be payable to the holders of such Debt Securities of record at the close of business on the relevant record dates according to their terms and the provisions of the indentures), or (ii) such other price or prices as may be specified in the terms of such Debt Securities (the "Change in Control Purchase Prices"). (Section 1007)

Under the indentures, a "Change in Control" of USS occurs if (i) any "person" or "group" of persons (excluding USS, any subsidiary, any employee stock ownership plan, any other employee benefit plan of USS or any person holding Voting Stock for any employee benefit plan of USS) acquires "beneficial ownership" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) of shares of Voting Stock representing at least 35% of the outstanding Voting Power of USS, (ii) during any period of twenty-five consecutive months, commencing before or after the date of the indentures, individuals who at the beginning of such 25-month period were directors of USS (together with any replacement or additional directors whose election was recommended by incumbent management of USS or who were elected by a majority of directors then in office) cease to constitute a majority of the board of directors of USS, or (iii) any person or group of related persons shall acquire all or substantially all of the assets of USS; provided, a Change in Control shall not have occurred if USS has merged or consolidated with or transferred all or substantially all of its assets to another entity in compliance with the provisions of Section 801 of the indentures (relating to when USS may merge or transfer assets) and the surviving or successor or transferee entity is no more leveraged than was USS immediately prior to such event. The term "leveraged" means the percentage represented by the total assets of that entity divided by its stockholders' or member's equity, as would be shown on a consolidated balance sheet of that entity prepared in accordance with generally accepted accounting principles in the United States of America. The term "substantially all of its assets" used above means, at any date, a portion of the non-current assets reflected in USS' consolidated balance sheet as of the end of the most recent quarterly period that represents at least 66 2/3% of the total reported value of such assets.

"Voting Stock" means stock of USS having ordinary voting power for the election of the directors of USS, other than stock having such power only by reason of the happening of a contingency. "Voting Power" means the total voting power represented by all outstanding shares of all classes of Voting Stock. (Section
101)

To exercise this right to require USS to purchase a holder's Debt Securities after a Change of Control, the holder must deliver, at any time prior to the Change of Control purchase date specified in a notice delivered by USS after that Change of Control, a written notice of purchase to the paying agent specified in USS' notice. The holder's notice must state the numbers of the certificates of any Debt Securities that the holder will deliver to be purchased and that those Debt Securities are to be purchased under the terms and conditions specified in the indentures and USS' notice.

If a Change in Control occurs, USS intends to comply with any applicable securities laws or regulations, including any applicable requirements of Rule 14e-1 under the Exchange Act. The Change in Control purchase feature of the Debt Securities may in certain circumstances make more difficult or discourage a takeover of USS. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of USS by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. The Change in Control purchase feature is similar to that contained in other debt of USS as a result of negotiations between USS and the underwriters or holders of that debt.

Except as discussed, the Change in Control purchase feature does not afford holders of the Debt Securities protection against possible adverse effects of a reorganization, restructuring, merger or similar transaction involving USS.

Our ability to purchase Debt Securities in the future may be limited by the terms of any then existing borrowing arrangements and by our financial resources.

EVENTS OF DEFAULT

An Event of Default occurs with respect to any series of Debt Securities when:
(i) USS defaults in paying principal of or premium, if any, on any of the Debt Securities of such series when due; (ii) USS defaults in paying interest on the Debt Securities of such series when due, continuing for 30 days; (iii) USS defaults in paying the Change in Control Purchase Price of any of the Debt Securities of such series as and when the same shall become due and payable;
(iv) USS defaults in making deposits into any sinking fund payment with respect to any Debt Security of such series when due; (v) failure by USS in the performance of any other covenant or warranty in the Debt Securities of such series or in the applicable indenture continued for a period of 90 days after notice of such failure as provided in that indenture; (vi) certain events of bankruptcy, insolvency, or reorganization occur; or (vii) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

USS is required annually to deliver to the trustee officers' certificates stating whether or not the signers have any knowledge of any default in the performance by USS of certain covenants. (Section 1004)

If an Event of Default shall occur and be continuing with respect to any series, the trustee or the holders of not less than 25% in principal amount of the Debt Securities of such series then outstanding may declare the Debt Securities of such series to be due and payable. If an Event of Default described in clause
(vi) of the first paragraph under "Events of Default" occurs with respect to any series of Debt Securities, the principal amount of all Debt Securities of that series (or, if any securities of that series are original issue discount securities, the portion of the principal amount of such securities as may be specified by the terms thereof) will automatically become due and payable without any declaration by the trustee or the holders. (Section 502) The trustee is required to give holders of the Debt Securities of any series written notice of a default with respect to such series as and to the extent provided by the Trust Indenture Act, except that the trustee may not give such notice of a default described in clause (v) of the first paragraph under "Events of Default" until at least 60 days after the default. As used in this paragraph, a "default" means an event described in the first paragraph under "Events of Default" without including any applicable grace period. (Section 602)

If at any time after the Debt Securities of such series have been declared due and payable, and before any judgment or decree for the moneys due has been obtained or entered, USS shall pay or deposit with the trustee amounts sufficient to pay all matured installments of interest upon the Debt Securities of such series and the principal of all Debt Securities of such series which shall have become due, otherwise than by acceleration, together with interest on such principal and, to the extent legally enforceable, on such overdue installments of interest and all other amounts due under the applicable indenture shall have been paid, and any and all defaults with respect to such series under that indenture shall have been remedied, then the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding, by written notice to USS and the trustee, may rescind and annul the declaration that the Debt Securities of such series are due and payable. (Section 502) In addition, the holders of a majority in aggregate principal amount of the Debt Securities of such series may waive any past default and its consequences with respect to such series, except a default in the payment of the principal of or any premium or interest on any Debt Securities of such series or a default in the performance of a covenant that cannot be modified under the indentures without the consent of the holder of each affected Debt Security. (Section 513)

The trustee is under no obligation to exercise any of the rights or powers under the indentures at the request, order or direction of any of the holders of Debt Securities, unless such holders shall have offered to the trustee reasonable security or indemnity. (Section 603) Subject to such provisions for the indemnification of the trustee and certain limitations contained in the indentures, the holders of a majority in aggregate principal amount of the Debt Securities of each series at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the Debt Securities of such series. (Section 512)

No holder of Debt Securities will have any right to institute any proceeding, judicial or otherwise, with respect to the indentures, for the appointment of a receiver or trustee or for any other remedy under the indentures unless:

 -- the holder has previously given written notice to the trustee of a continuing Event of Default with respect to the Debt Securities of that series; and

 -- the holders of at least 25% in principal amount of the outstanding Debt Securities of that series have made a written request to the trustee, and offered reasonable indemnity, to the trustee to institute proceedings as trustee, the trustee has failed to institute the proceedings within 60 days and the trustee has not received from the holders of a majority in principal amount of the Debt Securities of that series a direction inconsistent with that request. (Section 507)

Notwithstanding the foregoing, the holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of and any premium and, subject to the provisions of the applicable indenture regarding the payment of default interest, interest on that Debt Security on the due dates expressed in that security and to institute suit for the enforcement of payment. (Section 508)

MODIFICATION OF THE INDENTURES

Each indenture contains provisions permitting USS and the trustee to modify that indenture or enter into or modify any supplemental indenture without the consent of the holders of the Debt Securities in regard to matters as shall not adversely affect the interests of the holders of the Debt Securities, including, without limitation, the following: (a) to evidence the succession of another corporation to USS; (b) to add to the covenants of USS further covenants for the benefit or protection of the holders of any or all series of Debt Securities or to surrender any right or power conferred upon USS by that indenture; (c) to add any additional events of default with respect to all or any series of Debt Securities; (d) to add to or change any of the provisions of that indenture to facilitate the issuance of Debt Securities in bearer form with or without coupons, or to permit or facilitate the issuance of Debt Securities in uncertificated form; (e) to add to, change or eliminate any of the provisions of that indenture in respect of one or more series of Debt Securities thereunder, under certain conditions designed to protect the rights of any existing holder of those Debt Securities; (f) to secure all or any series of Debt Securities;
(g) to establish the forms or terms of the Debt Securities of any series; (h) to evidence the appointment of a successor trustee and to add to or change provisions of that indenture necessary to provide for or facilitate the administration of the trusts under that indenture by more than one trustee; (i) to cure any ambiguity, to correct or supplement any provision of that indenture which may be defective or inconsistent with another provision of that indenture;
(j) to make other amendments that do not adversely affect the interests of the holders of any series of Debt Securities in any material respect; and (k) to add or change or eliminate any provision of that indenture as shall be necessary or desirable in accordance with any amendments to the Trust Indenture Act. (Section
901)

USS and the trustee may otherwise modify each indenture or any supplemental indenture with the consent of the holders of not less than a majority in aggregate principal amount of each series of Debt Securities affected thereby at the time outstanding, except that no such modifications shall (i) extend the fixed maturity of any Debt Securities or any installment of interest or premium on any Debt Securities, or reduce the principal amount thereof or reduce the rate of interest or premium payable upon redemption, or reduce the amount of principal of an original issue discount Debt Security or any other Debt Security that would be due and payable upon a declaration of acceleration of the maturity thereof, or change the currency in which the Debt Securities are payable or impair the right to institute suit for the enforcement of any payment after the stated maturity thereof or the redemption date, if applicable, or adversely affect any right of the holder of any Debt Security to require USS to repurchase that security, without the consent of the holder of each Debt Security so affected, (ii) reduce the percentage of Debt Securities of any series, the consent of the holders of which is required for any waiver or supplemental indenture, without the consent of the holders of all Debt Securities affected thereby then outstanding or (iii) modify the provisions of that indenture relating to the waiver of past defaults or the waiver or certain covenants or the provisions described under "Modification of the indentures," except to increase any percentage set forth in those provisions or to provide that other provisions of that indenture may not be modified without the consent of the holder of each Debt Security affected thereby, without the consent of the holder of each Debt Security affected thereby. (Section 902)

SATISFACTION AND DISCHARGE; DEFEASANCE AND COVENANT DEFEASANCE

Each indenture shall be satisfied and discharged if (i) USS shall deliver to the trustee all Debt Securities then outstanding for cancellation or (ii) all Debt Securities not delivered to the trustee for cancellation shall have become due and payable, are to become due and payable within one year or are to be called for redemption within one year and USS shall deposit an amount sufficient to pay the principal, premium, if any, and interest to the date of maturity, redemption or deposit (in the case of Debt Securities that have become due and payable), provided that in either case USS shall have paid all other sums payable under that indenture. (Section 401)

Each indenture provides, if such provision is made applicable to the Debt Securities of a series, that USS may elect either (A) to defease and be discharged from any and all obligations with respect to any Debt Security of such series (except for the obligations to register the transfer or exchange of such Debt Security, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance") or (B) to be released from its obligations with respect to such Debt Security under Sections 801, 803, 1005, 1006, 1007 and 1009 of that indenture (being the restrictions described above under "Certain Covenants of USS in the indentures" and USS' obligations described under "Purchase of Debt Securities upon a Change in Control") together with additional covenants that may be included for a particular series and (ii) that Sections 501(4), 501(5) (as to Sections 801, 803, 1005, 1006, 1007 and 1009) and 501(8), as described in clauses (iv), (v)
and (vii) under "Events of Default," shall not be Events of Default under that indenture with respect to such series ("covenant defeasance"), upon the deposit with the trustee (or other qualifying trustee), in trust for such purpose, of money certain U.S. government obligations and/or, in the case of Debt Securities denominated in U.S. dollars, certain state and local government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Security, on the scheduled due dates. In the case of defeasance, the holders of such Debt Securities are entitled to receive payments in respect of such Debt Securities solely from such trust. Such a trust may only be established if, among other things, USS has delivered to the trustee an Opinion of Counsel (as specified in the indentures) to the effect that the holders of the Debt Securities affected thereby will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the indentures. (Section 1304)

RECORD DATES

The indentures provide that in certain circumstances USS may establish a record date for determining the holders of outstanding Debt Securities of a Series entitled to join in the giving of notice or the taking of other action under the applicable indenture by the holders of the Debt Securities of such Series.

SUBORDINATED DEBT SECURITIES

Although the senior indenture and the subordinated indenture are generally similar and many of the provisions discussed above pertain to both senior and subordinated Debt Securities, there are many substantive differences between the two. This section discusses some of those differences.

Subordination

Subordinated Debt Securities will be subordinate, in right of payment, to all Senior Debt. "Senior Debt" is defined to mean, with respect to USS, the principal, premium, if any, and interest on

(1) all indebtedness of USS, whether outstanding on the date hereof or hereafter created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities,

(2) any indebtedness of others of the kinds described in the preceding clause
(1) for the payment of which USS is responsible or liable (directly or indirectly, contingently or otherwise) as guarantor or otherwise and

(3) amendments, renewals, extensions and refundings of any indebtedness described in the preceding clauses (1) or (2), unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to the Debt Securities of any series.

Difference between subordinated debt security covenants and debt security covenants and events of default

Subordinated Debt Securities may not have the advantage of all of the covenants and Events of Default provided in the senior indenture. For example, relating to Liens, Limitations on Certain Sale and Leasebacks and Purchase of senior Debt Securities upon a Change in Control as discussed above are not applicable to securities issued pursuant to the subordinated indenture. Also, the event of default for failure to pay the Change of Control Purchase Price when due is not available to subordinated Debt Securities.

Terms of subordinated debt securities may contain conversion or exchange provisions

The Prospectus Supplement for a particular series of subordinated Debt Securities will describe the specific terms discussed above that apply to the subordinated Debt Securities being offered thereby as well as any applicable conversion or exchange provisions.

Modification of the indenture relating to subordinated debt securities

The subordinated indenture may be modified by USS and the trustee without the consent of the Holders of the subordinated Debt Securities for one or more of the purposes discussed above under "--Modification of the indentures." USS and the trustee may also modify the subordinated indenture to make provision with respect to any conversion or exchange rights for a given issue of subordinated Debt Securities.

GOVERNING LAW

The laws of the State of New York govern each indenture and will govern the Debt Securities. (Section 112)

BOOK-ENTRY SECURITIES

The following description of book-entry securities will apply to any series of Debt Securities issued in whole or in part in the form of one or more global securities except as otherwise described in the prospectus supplement.

Book-entry securities of like tenor and having the same date will be represented by one or more global securities deposited with and registered in the name of a depositary that is a clearing agent registered under the Exchange Act. Beneficial interests in book-entry securities will be limited to institutions that have accounts with the depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants will only be evidenced by, and the transfer of that ownership interest will only be effected through, records maintained by the depositary. Ownership of beneficial interests by persons that hold through participants will only be evidenced by, and the transfer of that ownership interest within such participant will only be effected through, records maintained by the participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global security.

Payment of principal of and any premium and interest on book-entry securities represented by a global security registered in the name of or held by a depositary will be made to the depositary, as the registered owner of the global security. Neither USS, the trustee nor any agent of USS or the trustee will have any responsibility or liability for any aspect of the depositary's records or any participant's records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of the depositary's records or any participant's records relating to the beneficial ownership interests. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by the depositary's procedures, as is now the case with securities held for the accounts of customers registered in "street name," and will be the sole responsibility of such participants.

A global security representing a book-entry security is exchangeable for definitive Debt Securities in registered form, of like tenor and of an equal aggregate principal amount registered in the name of, or is transferrable in whole or in part to, a person other than the depositary for that global security, only if (a) the depositary notifies USS that it is unwilling or unable to continue as depositary for that global security or the depositary ceases to be a clearing agency registered under the Exchange Act, (b) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities of that Series or (c) other circumstances exist that have been specified in the terms of the Debt Securities of that Series. Any Global Security that is exchangeable pursuant to the preceding sentence shall be registered in the name or names of such person or persons as the depositary shall instruct the trustee. It is expected that such instructions may be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in such global security.

Except as provided above, owners of beneficial interests in a global security will not be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the holders thereof for any purpose under the indentures, and no global security shall be exchangeable, except for a security registered in the name of the depositary. This means each person owning a beneficial interest in such global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indentures. USS understands that under existing industry practices, if USS requests any action of holders or an owner of a beneficial interest in such global security desires to give or take any action that a holder is entitled to give or take under the indentures, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participant to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

CONCERNING THE TRUSTEE

The Bank of New York is also trustee for our 10 3/4% Senior Notes due August 1, 2008, for our Senior Quarterly Income Debt Securities, for a leverage lease in which USS is the lessor and for several series of obligations issued by various governmental authorities relating to environmental projects at various USS facilities. The Bank of New York is a lender under our revolving credit facility. USS and its subsidiaries also maintain ordinary banking relationships, including loans and deposit accounts, with The Bank of New York and anticipate that they will continue to do so.

                          DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of the capital stock of USS included in its certificate of incorporation. This description is qualified by reference to the certificate of incorporation, and the Rights Agreement (the "Rights Agreement") between USS and Mellon Bank, N.A., as Rights Agent (the "Rights Agent"), that have been filed as exhibits to the registration statement of which this prospectus is a part.

GENERAL

The authorized capital stock of USS consists of 14 million shares of preferred stock, without par value, and 200 million shares of common stock with a par value of $1.00 per share. As of July 31, 2002, there were no shares of preferred stock outstanding and 101,827,613 shares of common stock outstanding.

PREFERRED STOCK

The preferred stock may be issued without the approval of the holders of common stock in one or more series, from time to time. The designation, powers, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions of any preferred stock will be stated in a resolution providing for the issue of that series adopted by our board of directors and will be described in the appropriate prospectus supplement (if any), including the following:

1. When to issue the preferred stock, whether in one or more series so long as the total number of shares does not exceed 14 million;

2. The powers, preferences and relative participation, optional or other special rights, and qualifications, limits or restrictions on preferred stock;

3. The dividend rate of each series, the terms of payment, the priority of payment versus any other class of stock and whether the dividends will be cumulative;

4. Terms of redemption;

5. Any convertible features;

6. Any voting rights;

7. Liquidation preferences; and

8. Any other terms.

Holders of preferred stock will be entitled to receive dividends (other than dividends of common stock) before any dividends are payable to holders of common stock.

The future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of USS.

COMMON STOCK

The holders of common stock will be entitled to receive dividends when, as and if declared by the USS board of directors out of funds legally available therefor, subject to the rights of any shares of preferred stock at the time outstanding. The holders of common stock will be entitled to one vote for each share on all matters voted on generally by stockholders under our certificate of incorporation, including the election of directors. Holders of common stock do not have any cumulative voting, conversion, redemption or preemptive rights. In the event of dissolution, liquidation or winding up of USS, holders of the common stock will be entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of any then outstanding indebtedness, and subject to the aggregate liquidation preference and participation rights of any preferred stock then outstanding. The issuance of additional shares of authorized stock by USS may occur at such times and under such circumstances as to have a dilutive effect on earnings per share and on the equity ownership of the holders of common stock.

STOCK TRANSFER AGENT AND REGISTRAR

USS maintains its own stock transfer department at the following address: United States Steel Corporation, Shareholders Services Department, 600 Grant Street, Room 611, Pittsburgh, PA 15219-2800. Certificates representing shares can also be presented for registration of transfer at Mellon Shareholder Services, 120 Broadway, 13th Floor, New York, NY 10021.

Mellon Investor Services LLC, 500 Grant Street, Pittsburgh, PA 15219 is the Registrar for all the Common Stock.

RIGHTS PLAN

The following is a brief description of the terms of the stockholders rights plan set forth in the Rights Agreement between USS and Mellon Investor Services LLC, as Rights Agent.

The purpose of the Rights Agreement is to:

 -- give our board of directors the opportunity to negotiate with any persons seeking to obtain control of USS;

 -- deter acquisitions of voting control of USS without assurance of fair and equal treatment of all USS stockholders; and

 -- prevent a person from acquiring in the market a sufficient amount of voting power to be in a position to block an action sought to be taken by our stockholders.

The exercise of the Rights would cause substantial dilution to a person attempting to acquire USS on terms not approved by our board of directors and would therefore significantly increase the price that person would have to pay to complete the acquisition. The Rights Agreement may deter a potential acquisition or tender offer.

Under the Rights Agreement, the Right to purchase from USS one-hundredth of a share of Series A Junior Preferred Stock, no par value (the "Junior Preferred Stock"), at a purchase price of $110 in cash, subject to adjustment, is attached to each share of common stock.

The Rights will expire at the close of business on December 31, 2011, unless that date is extended or the rights are earlier redeemed or exchanged by USS as described below.

Until the Rights are distributed, they will:

 --  not be exercisable;

 --  be represented by the same certificates that represent the common stock;
and

 --  trade together with the common stock.

If the Rights are distributed, they will become exercisable, and USS would issue separate certificates representing the Rights, which would trade separately from USS' common stock.

The Rights would be distributed upon the earlier of

 -- 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired (except pursuant to a Qualifying Offer (defined in the Rights Agreement as an all-cash tender offer for all outstanding shares of
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

common stock meeting certain prescribed requirements)), or obtained the right to acquire, beneficial ownership of common stock representing 15% or more of the total voting power of all outstanding shares of common stock (the "Stock Acquisition Date"), or

 -- 10 business days (or upon such later date as may be determined by the board of directors) following the commencement of a tender offer or exchange offer (other than a Qualifying Offer) that would result in a person or a group beneficially owning common stock representing 15% or more of the total voting power of all outstanding shares of common stock.

However, an "Acquiring Person" will not include USS, any of its subsidiaries, any of its employee benefit plans or any person organized pursuant to those employee benefit plans or a person acquiring pursuant to a Qualifying Offer. The Rights Agreement also contains provisions designed to prevent the inadvertent triggering of the Rights by institutional or certain other stockholders.

If a person or group becomes the beneficial owner of common stock representing 15% or more of the total voting power of all outstanding shares of common stock (except pursuant to a Qualifying Offer), the Rights "flip-in" and entitle each holder of a Right (other than the Acquiring Person and certain related parties) to receive, upon exercise, common stock (or in certain circumstances, cash, property, or other securities of USS), having a value equal to two times the exercise price of the Right. However, Rights are not exercisable until such time as the Rights are no longer redeemable by USS as set forth below.

If at any time following the Stock Acquisition Date, (i) USS consolidates with, or merges with and into, any other person in a transaction in which USS is not the surviving corporation (other than a merger that follows a Qualifying Offer) or another person consolidates with, or merges with or into, USS and USS' common stock is changed into or exchanged for securities of another person or cash or other property, or (ii) 50% or more of USS' assets, earning power or cash flow is sold or transferred, the Rights "flip-over" and entitle each holder of a Right (other than an Acquiring Person and certain related parties) to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

USS reserves the right, before the occurrence of an event described in the two preceding paragraphs, to require that upon an exercise of Rights, a number of Rights be exercised so that only whole shares of Junior Preferred Stock would be issued.

At any time until the earlier of 10 business days following the Stock Acquisition Date and December 31, 2011 (subject to extension), USS may redeem the Rights in whole, but not in part, at a price of $.01 per whole Right payable in stock or cash or any other form of consideration deemed appropriate by its board of directors (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

The board of directors may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the outstanding and exercisable Rights (other than Rights held by the Acquiring Person and certain related parties) for shares of common stock at an exchange ratio of one share of common stock for each Right (subject to certain anti-dilution adjustments). However, the board of directors may not effect such an exchange at any time any person or group beneficially owns common stock representing 50% or more of the total voting power of the common stock then outstanding. Immediately after the board of directors

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

orders such an exchange, the right to exercise the Rights will terminate, and the only right of the holders of the Rights will be to receive shares of common stock at the exchange ratio.

As long as the Rights are attached to shares of common stock, USS will issue Rights on each share of common stock issued prior to the earlier of the rights distribution date and the expiration date of the Rights so that all such shares will have attached Rights.

A holder of Rights will not, as such, have any rights as a shareholder of USS, including rights to vote or receive dividends.

The purchase price payable upon exercise of the Rights is subject to adjustment from time to time to prevent dilution, subject to the qualifications set forth in the rights agreement:

 -- in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Stock;

 -- if holders of Junior Preferred Stock are granted certain rights or warrants to subscribe for Junior Preferred Stock or securities convertible into Junior Preferred Stock at less than the market price of the Junior Preferred Stock; or

 -- upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

At any time prior to the distribution of the Rights, the board of directors may amend any provision of the Rights Agreement. After the distribution of the Rights, the board of directors may amend the provisions of the Rights Agreement in order to:

 --  cure any ambiguity;

 --  correct any defective or inconsistent provision;

 -- shorten or lengthen any time period under the Rights Agreement, subject to the limitations specified in the rights agreement; or

 -- make changes that will not adversely affect the interests of the holders of Rights (other than an Acquiring Person and certain related parties);

provided, that no amendment may be made when the Rights are not redeemable.

The distribution of the Rights will not be taxable to USS or its stockholders. A stockholder may recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of USS or common stock of an acquiring company.

This description is only a summary of the material provisions of the rights agreement. We urge you to read the Rights Agreement because it, and not this description, defines your rights as holders of Rights. A copy of the Rights Agreement is available free of charge from the Rights Agent by writing to Mellon Investor Services, LLC at 500 Grant Street, Room 2122, Pittsburgh, Pennsylvania 15219 or from USS. (See "Where You Can Find More Information.")

DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND BY-LAWS CONTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

Certain provisions of Delaware law and our certificate of incorporation could make more difficult or delay a change in control of USS by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. Our board of directors believes that these provisions are appropriate to protect the interests of USS and of its stockholders.

Delaware law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

 -- before the business combination, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

 -- upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation's officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

 -- at or subsequent to the time, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of its outstanding voting stock that is not owned by the interested stockholder.

A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation's voting stock.

Certificate of incorporation and by-laws. Our certificate of incorporation provides that our board of directors is classified into three classes of directors, each class consisting of approximately one-third of the directors. Directors serve a three-year term, with a different class of directors up for election each year. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation's certificate of incorporation provides otherwise. Our certificate of incorporation does not provide otherwise. Board classification could prevent a party who acquires control of a majority of USS' outstanding voting stock from obtaining control of its board of directors until the second annual stockholders' meeting following the date that party obtains that control.

Our certificate of incorporation also provides that any action required or permitted to be taken by its stockholders must be effected at a duly called annual or special meeting and may not be taken by written consent.

Our by-laws provide that special meetings of stockholders may be called only by the board of directors and not by the stockholders. Our by-laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal that a stockholder wishes to make at a meeting of stockholders. In general, a stockholder's notice of a director nomination or proposal will be timely if delivered or mailed to our Secretary at our principal executive offices not less than 45 days and, in certain situations, 90 days, before the annual meeting or within 10 days following the announcement of the date of the meeting. These provisions may preclude stockholders from bringing matters before a meeting or from making nominations for directors at these meetings.

Our certificate of incorporation and by-laws do not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Our certificate of incorporation provides for the issuance of preferred stock, at the discretion of our board of directors, from time to time, in one or more series, without further action by our stockholders, unless approval of our stockholders is deemed advisable by our board of directors or required by applicable law, regulation or stock exchange listing requirements. In addition, our authorized but unissued shares of our common stock will be available for issuance from time to time at the discretion of our board of directors without the approval of our stockholders, unless such approval is deemed advisable by our board of directors or required by applicable law, regulation or stock exchange listing requirements. One of the effects of the existence of authorized, unissued and unreserved shares of our common stock and preferred stock could be to enable our board of directors to issue shares to persons friendly to current management that could render more difficult or discourage an attempt to obtain control of USS by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of USS.

Our certificate of incorporation provides that vacancies in our board of directors may be filled only by the affirmative vote of a majority of the remaining directors. The certificate of incorporation also provides that directors may be removed from office only with cause and only by the affirmative vote of holders of a majority of the shares then entitled to vote at an election of directors. These provisions preclude stockholders from removing directors without cause and filling vacancies with their own nominees.

Our Rights will permit disinterested stockholders to acquire additional shares of USS, or of an acquiring company, at a substantial discount in the event of certain changes in control. See "Description of capital stock -- Rights plan."

Certain provisions described above may have the effect of delaying stockholder actions with respect to certain business combinations. As such, the provisions could have the effect of discouraging open market purchases of our shares of common stock because such provisions may be considered disadvantageous by a stockholder who desires to participate in a business combination.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

Our certificate of incorporation provides that a director is not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except (1) for breach of the director's duty of loyalty to us and our stockholders, (2) for acts and omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under
Section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. These provisions of our certificate of incorporation are intended to afford directors protection, and limit their potential liability, to the fullest extent permitted by Delaware law. Because of these provisions, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of some of their fiduciary duties. These provisions do not affect a director's responsibilities under any other laws, such as the federal securities laws.

In addition, our By-Laws provide that we will indemnify our directors and officers to the fullest extent permitted by law.

We have obtained directors' and officers' insurance for our directors and officers for specified liabilities.

                        DESCRIPTION OF DEPOSITARY SHARES

The following briefly summarizes the material provisions of the deposit agreement and of the depositary shares and depositary receipts, other than pricing and related terms disclosed for a particular issuance in an accompanying prospectus supplement. You should read the particular terms of any depositary shares and any depositary receipts that we offer and any deposit agreement relating to a particular series of preferred stock which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the depositary shares or depositary receipts being offered. A copy of the form of deposit agreement, including the form of depositary receipt, is incorporated by reference as an exhibit in the registration statement of which this prospectus forms a part. You can obtain copies of these documents by following the directions on page ii. You should read the more detailed provisions of the deposit agreement and the form of depositary receipt for provisions that may be important to you.

GENERAL

USS may, at its option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. In such event, we will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock.

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between USS and a bank or trust company selected by USS having its principal office in the United States and having a combined capital and surplus of at least $50 million, as preferred stock depositary. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock, including dividend, voting, redemption, conversion and liquidation rights, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the applicable prospectus supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the deposited preferred stock to the record holders of depositary shares relating to such preferred stock in proportion to the number of such depositary shares owned by such holders.

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

The preferred stock depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled thereto. If the preferred stock depositary determines that it is not feasible to make such distribution, it may, with the approval of USS, sell such property and distribute the net proceeds from such sale to such holders.

REDEMPTION OF PREFERRED STOCK

If a series of preferred stock represented by depositary shares is to be redeemed, the depositary shares will be redeemed from the proceeds received by the preferred stock depositary resulting from the redemption, in whole or in part, of such series of preferred stock. The depositary shares will be redeemed by the preferred stock depositary at a price per depositary share equal to the applicable fraction of the redemption price per share payable in respect of the shares of preferred stock so redeemed.

Whenever USS redeems shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same date the number of depositary shares representing shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the preferred stock depositary by lot or ratably as the preferred stock depositary may decide.

VOTING DEPOSITED PREFERRED STOCK

Upon receipt of notice of any meeting at which the holders of any series of deposited preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to such series of preferred stock. Each record holder of such depositary shares on the record date will be entitled to instruct the preferred stock depositary to vote the amount of the preferred stock represented by such holder's depositary shares. The preferred stock depositary will try to vote the amount of such series of preferred stock represented by such depositary shares in accordance with such instructions.

USS will agree to take all actions that the preferred stock depositary determines are necessary to enable the preferred stock depositary to vote as instructed. The preferred stock depositary will abstain from voting shares of any series of preferred stock held by it for which it does not receive specific instructions from the holders of depositary shares representing such shares.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between USS and the preferred stock depositary. However, any amendment that materially and adversely alters any existing right of the holders of depositary shares (other than certain changes in the fees of the preferred stock depositary) will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such depositary receipt, to consent and agree to such

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

amendment and to be bound by the deposit agreement, as amended thereby. The deposit agreement may be terminated only if:

 --  all outstanding depositary shares have been redeemed; or

 -- a final distribution in respect of the preferred stock has been made to the holders of depositary shares in connection with any liquidation, dissolution or winding up of USS.

CHARGES OF PREFERRED STOCK DEPOSITARY, TAXES AND OTHER GOVERNMENT CHARGES

USS will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. USS also will pay charges of the depositary in connection with the initial deposit of preferred stock and any redemption of preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

APPOINTMENT, RESIGNATION AND REMOVAL OF DEPOSITARY

The preferred stock depository will be appointed by USS. The preferred stock depositary may resign at any time by delivering to USS notice of its intent to do so and USS may at any time remove the preferred stock depositary, any such resignation or removal to take effect upon the appointment of a successor preferred stock depositary and its acceptance of such appointment. Such successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

MISCELLANEOUS

USS will transmit to the record holders of depositary shares all notices and reports that USS is required to furnish to the holders of the depositary shares.

Neither the preferred stock depositary nor USS will be liable under the deposit agreement other than for its negligence or willful misconduct. The preferred stock depositary and USS will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or shares of preferred stock unless satisfactory indemnity is furnished. USS and the preferred stock depositary may rely upon written advice of counsel or accountants, or upon information provided by holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine. The preferred stock depositary will not be responsible for any failure to carry out any instruction to vote any shares of preferred stock, as long as that action or non-action is in good faith.

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

                            DESCRIPTION OF WARRANTS

USS may issue Warrants for the purchase of Debt Securities, preferred stock or common stock (each a "USS Security," and together the "USS Securities"). Warrants may be issued independently or together with any USS Security offered by any prospectus supplement and may be attached to or separate from any such USS Security. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between USS and a bank or trust company, as warrant agent (the "Warrant Agent"). The Warrant Agent will act solely as an agent of USS in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following summary of certain provisions of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Warrant Agreement that will be filed with the SEC in connection with the offering of such Warrants.

DEBT WARRANTS

The prospectus supplement relating to a particular issue of Warrants to issue Debt Securities ("Debt Warrants") will describe the terms of such Debt Warrants, including the following (if applicable): (a) the title of such Debt Warrants;
(b) the offering price for such Debt Warrants; (c) the aggregate number of such Debt Warrants; (d) the designation and terms of the Debt Securities purchasable upon exercise of such Debt Warrants; (e) the designation and terms of the Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (f) the date from and after which such Debt Warrants and any Debt Securities issued therewith will be separately transferable; (g) the principal amount of Debt Securities purchasable upon exercise of a Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (i) the minimum or maximum amount of such Debt Warrants that may be exercised at any one time; (j) whether the Debt Warrants represented by the Debt Warrant certificates, or Debt Securities that may be issued upon exercise of the Debt Warrants, will be issued in registered or bearer form; (k) information with respect to book-entry procedures; (l) the currency or currency units in which the offering price and the exercise price are payable; (m) a discussion of material United States federal income tax considerations; (n) the redemption or call provisions applicable to such Debt Warrants; and (o) any additional terms of the Debt Warrants, including terms, procedures, and limitations relating to the exchange and exercise of such Debt Warrants.

STOCK WARRANTS

The prospectus supplement relating to any particular issue of Warrants to issue preferred stock, depositary shares representing fractional shares of preferred stock or common stock will describe the terms of such Warrants, including the following (if applicable): (a) the title of such Warrants; (b) the offering price for such Warrants; (c) the aggregate number of such Warrants; (d) the designation and terms of the preferred stock or common stock purchasable upon exercise of such Warrants; (e) the designation and terms of the USS Securities with which such Warrants are issued and the number of such Warrants issued with each such USS Security; (f) the date from and after which such Warrants and any USS Securities issued therewith will be separately transferable; (g) the number of shares of preferred stock or common stock purchasable upon exercise of a Warrant and the price at which such shares may be purchased upon exercise; (h) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (i) the minimum or maximum amount of such Warrants that may be exercised at any one time; (j) the currency or currency units in which the offering price and the exercise price are payable; (k) a discussion of material United States federal income tax considerations; (l) the antidilution provisions of such Warrants; (m) the redemption or call provisions applicable to such Warrants; and (n) any additional terms of the Warrants, including terms, procedures, and limitations relating to the exchange and exercise of such Warrants.

             DESCRIPTION OF CONVERTIBLE OR EXCHANGEABLE SECURITIES

If any Debt Security, Preferred Stock, depositary shares representing fractional shares of preferred stock or Warrant is converted or exchanged into any other security the conversion or exchange terms thereof will be set forth in the Prospectus Supplement issued for the sale of such convertible or exchangeable security. These terms will include some or all of the terms described for Warrants.

                  DESCRIPTION OF STOCK PURCHASE CONTRACTS AND
                              STOCK PURCHASE UNITS

USS may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to holders, a specified number of shares of common stock at a future date or dates. The consideration per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts. USS may issue the stock purchase contracts separately or as a part of stock purchase units consisting of a stock purchase contract and one or more shares of our preferred stock or debt securities or debt obligations of third parties (including U.S. Treasury securities) securing the holders' obligations to purchase the shares of common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of stock purchase units or vice-versa. These payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner. The applicable prospectus supplement will describe the specific terms of any stock purchase contracts or stock purchase units.

                              PLAN OF DISTRIBUTION

We may offer the offered securities in one or more of the following ways from time to time:

 --  to or through underwriting syndicates represented by managing underwriters;

 -- through one or more underwriters without a syndicate for them to offer and sell to the public;

 --  through dealers or agents;

 -- to investors directly in negotiated sales or in competitively bid transactions; or

 -- to holders of other securities in exchanges in connection with acquisitions;

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

The prospectus supplement for each series of securities we sell will describe the offering, including:

 --  the name or names of any underwriters;

 --  the purchase price and the proceeds to us from that sale;

 -- any underwriting discounts and other items constituting underwriters' compensation, which in the aggregate will not exceed eight percent of the gross proceeds of the offering;

 --  any commissions paid to agents;

 -- the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

 --  any securities exchanges on which the securities may be listed.

UNDERWRITERS

If underwriters are used in a sale, we will execute an underwriting agreement with them regarding those securities. Unless otherwise described in the prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions, and the underwriters must purchase all of these securities if any are purchased.

The securities subject to the underwriting agreement may be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us, at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the prospectus supplement will state that this is the case and will describe the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

In connection with underwritten offerings of the securities, the underwriters may engage in over-allotment, stabilizing transactions, covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as follows:

 -- Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters.

 -- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

 -- Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions.

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

 -- Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the securities originally sold by that broker/dealer are repurchased in a covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of these transactions. If these transactions occur, they may be discontinued at any time.

AGENTS

We may also sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement.

DIRECT SALES

We may sell any of the securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of these securities.

In addition, debt securities or shares of common stock or preferred stock may be issued upon the exercise of warrants.

INDEMNIFICATION

We may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933, and may agree to contribute to payments that these underwriters, dealers or agents may be required to make.

NO ASSURANCE OF LIQUIDITY

The securities we offer may be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the securities. We cannot assure you that there will be liquidity in the trading market for any securities of any series.

                             VALIDITY OF SECURITIES

The validity of the issuance of the Offered Securities will be passed upon for USS by D. D. Sandman, Esq., Vice Chairman, Chief Legal Officer and Chief Administrative Officer of USS or by R.M. Stanton, Esq., Assistant General Counsel -- Corporate and Assistant Secretary of USS. Messrs. Sandman and Stanton, in their respective capacities as set forth above, are paid salaries by USS, participate in various employee benefit plans offered by USS and own common stock of USS.

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                                    EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to United States Steel Corporation's Current Report on Form 8-K dated June 4, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated/combined financial statements and supplemental schedule incorporated in this prospectus by reference from Republic Technologies International Holdings, LLC's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the uncertainties about the consequences of the bankruptcy proceedings and the ability to continue as a going concern), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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